

13000039

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY EDGAR ELECTRONIC FILERS

HUNGARY
Exact name of registrant as specified in charter

0000889414
Registrant CIK Number

Annual Report on Form 18-K for the Year Ended December 31, 2011
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

033-49294-01
SEC file number, if available

S-________N/A________
(Series identifier(s) and names(s), if applicable; add more lines as needed)

C-________N/A________
(Class (contract) identifier(s) and names(s), if applicable; add more lines as needed)

December 31, 2011
Report period (if applicable)

N/A
Name of person filing this exhibit (if other than the registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

___ Rule 201 (Temporary Hardship Exemption)

___ Rule 202 (Continuing Hardship Exemption)

√ Rule 311 (Permitted Paper Exhibit)

SIGNATURE

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Budapest, Hungary, on January 30, 2013.

HUNGARY

By: ______________________________

Name: István Töröcskei
Title: Chief Executive Officer of Government Debt Management Agency Pte Ltd. as attorney

EXHIBIT INDEX

Exhibit Number	Description
1	**The latest annual budget of Hungary as set forth in Act CCIV of 2012 on the central budget of Hungary for the year 2013 (*Magyarország 2013. évi központi költségvetéséről szóló 2012. évi CCIV. törvény*) as published in the Official Gazette (*Magyar Közlöny*) on December 18, 2012, which is referred to as Exhibit 99.C in the Amendment No. 1 to the Annual Report on Form 18-K for the fiscal year ended December 31, 2011 and filed on October 10, 2012.**
2	**Power of Attorney dated January 30, 2013.**

Exhibit 1

The latest annual budget of Hungary as set forth in Act CCIV of 2012 on the central budget of Hungary for the year 2013 (*Magyarország 2013. évi központi költségvetéséről szóló 2012. évi CCIV. törvény*) as published in the Official Gazette (*Magyar Közlöny*) on December 18, 2012.

II. Törvények

2012. évi CCIV. törvény
Magyarország 2013. évi központi költségvetéséről*

Az Országgyűlés az Alaptörvény 36. cikk (1) bekezdése alapján Magyarország 2013. évi központi költségvetéséről a következő törvényt alkotja:

I. FEJEZET
A KÖZPONTI ALRENDSZER KIADÁSAINAK ÉS BEVÉTELEINEK FŐÖSSZEGE, A HIÁNY ÉS AZ ÁLLAMADÓSSÁG ÉRTÉKE

1. Az államháztartás központi alrendszerének egyenlege és főösszegei

1. § Az Országgyűlés az államháztartás központi alrendszerének (a továbbiakban: központi alrendszer) 2013. évi
a) bevételi főösszegét 15 313 816,1 millió forintban,
b) kiadási főösszegét 16 155 650,9 millió forintban,
c) hiányát 841 834,8 millió forintban
állapítja meg.

2. § Az 1. §-ban meghatározott bevételi és kiadási főösszegeknek, és a saját bevétellel nem fedezett kiadásokhoz nyújtott költségvetési támogatási előirányzatoknak fejezetek, címek, alcímek, jogcímcsoportok, jogcímek szerinti részletezését az 1. melléklet tartalmazza.

2. Az államadósság értéke

3. § (1) A Magyarország gazdasági stabilitásáról szóló 2011. évi CXCIV. törvény (a továbbiakban: Gst.) 4. § (1) bekezdése alapján az államháztartás két alrendszere és a kormányzati szektorba sorolt egyéb szervezetek 2013. december 31-ére tervezett adóssága 283,4 forint/euró, 235,4 forint/svájci frank, 226,8 forint/amerikai dollár és 344,1 forint/SDR árfolyam mellett az államháztartás központi alrendszerében 21 724,9 milliárd forint, az államháztartás önkormányzati alrendszerében 577,5 milliárd forint, a kormányzati szektorba sorolt egyéb szervezeteknél 131,3 milliárd forint.

(2) 2013. december 31-én az államadósság-mutató
a) számlálójának a Gst. 2. § (1) bekezdés a) pontja szerinti várható összege 22 406,1 milliárd forint,
b) nevezőjének a Gst. 2. § (1) bekezdés b) pontja szerinti várható összege 30 392,0 milliárd forint.

(3) Az államadósság-mutató mértéke a (2) bekezdés alapján várhatóan 73,7%.

(4) Az Országgyűlés megállapítja, hogy az államadósság-mutató (3) bekezdés szerinti mértéke a 2012. év végén várható 74,6%-hoz képest az Alaptörvény 36. cikk (5) bekezdésében meghatározott államadósság-mutató csökkenése követelményének eleget tesz.

3. A központi alrendszer előirányzat-módosítási kötelezettség nélkül teljesülő kiadásai és bevételei

4. § Az 1. mellékletben meghatározott kiadási és bevételi előirányzatok közül az 5. mellékletben meghatározott esetekben a teljesülés külön szabályozott módosítás nélkül is eltérhet az előirányzattól.

---

* A törvényt az Országgyűlés a 2012. december 11-ei ülésnapján fogadta el.

II. FEJEZET
A KÖZPONTI ALRENDSZER EGYES ELŐIRÁNYZATAINAK MEGÁLLAPÍTÁSÁVAL, TELJESÍTÉSÉVEL ÉS FELHASZNÁLÁSÁVAL KAPCSOLATOS RENDELKEZÉSEK

4. A központi alrendszer egyes tartalék-előirányzatai

5. § (1) Céltartalék szolgál a X. Közigazgatási és Igazságügyi Minisztérium fejezet, 24. cím, 2. Közszférában foglalkoztatottak bérkompenzációja alcímen a költségvetési szerveknél és az egyházak közcélú tevékenységet folytató intézményeinél foglalkoztatottak részére a 2013. évben – jogszabály alapján – járó többlet személyi juttatások és az azokhoz kapcsolódó munkaadókat terhelő járulékok és szociális hozzájárulási adó kifizetésére.

(2) Céltartalék szolgál a X. Közigazgatási és Igazságügyi Minisztérium fejezet, 24. cím, 3. Különféle kifizetések alcímen

a) a központi államigazgatási szerveknél, továbbá azok területi és helyi szerveinél a diplomás pályakezdő fiatalok munkatapasztalat szerzése támogatására,

b) a prémiumévek programról és a különleges foglalkoztatási állományról szóló törvény szerinti munkáltatói kifizetésekre,

c) az Állami Számvevőszékről szóló 2011. évi LXVI. törvény 21. § (1) bekezdésében meghatározott számvevői illetményalap változása miatti személyi juttatás és az azokhoz kapcsolódó munkaadókat terhelő járulékok és szociális hozzájárulási adó növekményének kifizetésére.

(3) A Kormány a X. Közigazgatási és Igazságügyi Minisztérium fejezet, 24. cím, 3. Különféle kifizetések alcím előirányzatából a IX. Helyi önkormányzatok támogatásai fejezet, 2. Helyi önkormányzatok által felhasználható központosított előirányzatok cím, – 3. mellékletben szereplő – 6. Helyi szervezési intézkedésekhez kapcsolódó többletkiadások támogatása jogcímre átcsoportosíthat, ha a helyi önkormányzati létszámleépítések miatt e jogcímen rendelkezésre álló előirányzat már felhasználásra került.

(4) A többlettámogatás igénylési feltételeit, az igény bejelentésének, megállapításának, a többlettámogatás folyósításának, elszámolásának, a felhasználás ellenőrzésének szabályait az (1) bekezdés és a (2) bekezdés a) pontja tekintetében a Kormány rendeletben állapítja meg.

(5) A költségvetési szerveknél és az egyházak közcélú tevékenységet folytató intézményeinél foglalkoztatott magánszemély és e körben foglalkoztatott házas- vagy élettársa, továbbá a gyermekgondozási díjban és terhességi-gyermekágyi segélyben részesülők a 2013. évi adó- és járulékváltozások ellentételezésének megállapításához a saját és házas- vagy élettársa munkáltatója részére is nyilatkozik – a kompenzáció összegének megállapítása érdekében – a családi kedvezményre való jogosultságáról, az annak igénylése során figyelembe vehető kedvezményezett eltartottak számáról, adóazonosító jeléről, illetményéről és a jogviszonya keletkezésének időpontjáról. A nyilatkozatra vonatkozó további rendelkezéseket a Kormány rendeletben állapítja meg.

5. Az állam vagyonával kapcsolatos rendelkezések

6. § (1) A 2013. évben a Magyar Nemzeti Vagyonkezelő Zrt. az állam nevében – a Magyarország 2012. évi központi költségvetéséről szóló 2011. évi CLXXXVIII. törvény 5. § (1) bekezdése szerinti engedélyen alapuló hitelviszonyt megtestesítő értékpapír kibocsátása kivételével – hitelfelvételre, értékpapír-kibocsátásra és kezességvállalásra nem jogosult. A 2013. évben a Magyar Nemzeti Vagyonkezelő Zrt. a saját nevében hitelfelvételre, értékpapír-kibocsátásra és kezességvállalásra nem jogosult.

(2) A 2013. évben a XLIII. Az állami vagyonnal kapcsolatos bevételek és kiadások fejezet kiadásai terhére történő, 1000,0 millió forint összeget elérő mértékű kötelezettségvállalásokat és – a központi alrendszer likviditási helyzetére figyelemmel – a kifizetések ütemezését az állami vagyon felügyeletéért felelős miniszter a rábízott vagyon vagyonkezelési tervének keretében hagyja jóvá.

(3) Az állami vagyonról szóló 2007. évi CVI. törvény

a) 28. § (4) bekezdésében meghatározott egyedi könyv szerinti bruttó érték a 2013. évben 25,0 millió forint,

b) 33. § (2) bekezdésében meghatározott egyedi könyv szerinti bruttó érték a 2013. évben 25,0 millió forint,

c) 35. § (2) bekezdés i) pontjában meghatározott egyedi bruttó forgalmi érték a 2013. évben 25,0 millió forint,

d) 36. § (4) bekezdésében meghatározott ingyenesen átruházható vagyontárgyak 2013. évi összesített bruttó forgalmi értéke – a (4) bekezdésben meghatározott kivétellel – 20 000,0 millió forint lehet.

(4) Az állam javára megszerzett, a Nemzeti Eszközkezelő Zrt. vagyonkezelésébe kerülő, átadott ingatlanok összegszerű korlátozás nélkül adhatók ingyenesen önkormányzati tulajdonba.

(5) A nemzeti vagyonról szóló 2011. évi CXCVI. törvény

a) 11. § (6) bekezdésében meghatározott értékhatárt a 2013. évben 25,0 millió forint egyedi bruttó forgalmi érték,

b) 11. § (16) bekezdésében meghatározott értékhatárt a 2013. évben a hasznosítással érintett rész tekintetében 25,0 millió forint egyedi bruttó forgalmi érték,

c) 13. § (1) bekezdésben meghatározott értékhatárt a 2013. évben 25,0 millió forint egyedi bruttó forgalmi érték

képezi.

(6) A Nemzeti Eszközkezelő Zrt. által vagyonkezelt állami tulajdonú ingatlanok értékesítéséből és hasznosításából származó bevételeket a XLIII. Az állami vagyonnal kapcsolatos bevételek és kiadások fejezet 1. cím, 1. Értékesítési bevételek alcímen, és az 1. cím, 2. Hasznosítási bevételek alcímen belül önálló jogcímcsoporton kell elszámolni. Ezek a bevételek a 2013. évben a Kormány határozatában adott jóváhagyásával a Nemzeti Eszközkezelő Zrt. jogszabályban meghatározott feladatellátásának finanszírozására használhatók fel. A Kormány határozatában legfeljebb a pénzforgalmilag teljesült hasznosítási és értékesítési bevételek mértékéig engedélyezheti a XLIII. Az állami vagyonnal kapcsolatos bevételek és kiadások fejezet Nemzeti Eszközkezelő Zrt. feladatait finanszírozó kiadási előirányzatainak megemelését.

(7) A XLIII. Az állami vagyonnal kapcsolatos bevételek és kiadások fejezet 2. cím, 2. alcím, 4. jogcímcsoport, 2. A Magyar Nemzeti Filmalap Zrt. támogatása jogcím előirányzat tartalmazza a mozgóképről szóló 2004. évi II. törvény 9/A. § (2) bekezdése szerinti kiadást, amely a hatoslottó szerencsejáték játékadója pénzforgalmilag teljesült összege 80%-ának mértékéig az államháztartásért felelős miniszter engedélyével túlléphető.

(8) A Honvédelmi Minisztérium által vagyonkezelt, értékesítésre kijelölt állami tulajdonú ingatlanok értékesítéséből származó – a XLIII. Az állami vagyonnal kapcsolatos bevételek és kiadások fejezetben elszámolandó – bevételek a 2013. évben a Kormány határozatában adott jóváhagyásával a Magyar Honvédség technikai modernizációjára, technikai eszközeinek fenntartására és javítására használhatók fel. A Kormány határozatában legfeljebb a pénzforgalmilag teljesült értékesítési bevételek mértékéig új kiadási előirányzatot hozhat létre a XIII. Honvédelmi Minisztérium fejezetben vagy engedélyezheti e fejezet meglévő kiadási előirányzatának megemelését.

(9) A honvédelmi célra feleslegessé vált hadfelszerelések, haditechnikai eszközök és anyagok értékesítéséből származó bevételt a honvédelemért felelős miniszter a 2013. évben a Magyar Honvédség technikai modernizációjára, illetve a technikai eszközök fenntartására és javítására használhatja fel. A 2013-ban pénzforgalmilag teljesülő bevételt a XIII. Honvédelmi Minisztérium fejezet, 1. cím, 3. HM Fegyverzeti és Hadbiztosi Hivatal alcím bevételeként kell elszámolni.

(10) Az egészségügyi célokra használt, értékesítésre kijelölt, valamint az állami egészségügyi feladatellátásra szükségtelenné vált állami tulajdonú ingatlanok értékesítéséből származó – XLIII. Az állami vagyonnal kapcsolatos bevételek és kiadások fejezetben elszámolandó – bevételek a 2013. évben a Kormány határozatában adott jóváhagyásával egészségügyi célra, így különösen egészségügyi célú beruházások és felújítások finanszírozására használhatók fel. A Kormány határozatában legfeljebb a pénzforgalmilag teljesült értékesítési bevételek mértékéig új kiadási előirányzatot hozhat létre a XX. Emberi Erőforrások Minisztériuma fejezetben vagy engedélyezheti a fejezet meglévő kiadási előirányzatának megemelését.

(11) A korábban belügyi célokra használt, értékesítésre kijelölt állami tulajdonú ingatlanok értékesítéséből és hasznosításából származó – a XLIII. Az állami vagyonnal kapcsolatos bevételek és kiadások fejezetben elszámolandó – bevételek 2013. évben a Kormány határozatában adott jóváhagyásával a büntetés-végrehajtási szervezet fogvatartotti férőhelyeinek bővítését megvalósító beruházások és további belügyi, rendészeti célú ingatlanfejlesztési projektek finanszírozására használhatók fel. A Kormány határozatában – legfeljebb a pénzforgalmilag teljesült értékesítési bevételek mértékéig – új kiadási előirányzatot hozhat létre a XIV. Belügyminisztérium fejezetben vagy engedélyezheti e fejezet meglévő kiadási előirányzatának megemelését.

(12) A szociális és gyermekvédelmi célokra használt, értékesítésre kijelölt, valamint az állami szociális és gyermekvédelmi feladatellátásra szükségtelenné vált állami tulajdonú ingatlanok értékesítéséből származó – a XLIII. Az állami vagyonnal kapcsolatos bevételek és kiadások fejezetben elszámolandó – bevételek a 2013. évben a Kormány határozatában adott jóváhagyásával szociális és gyermekvédelmi célra, így különösen állami szociális és gyermekvédelmi célú beruházások és felújítások finanszírozására felhasználhatók. A Kormány határozatában legfeljebb a pénzforgalmilag teljesült értékesítési bevételek mértékéig új kiadási előirányzatot hozhat létre a XX. Emberi Erőforrások Minisztériuma fejezetben vagy engedélyezheti e fejezet meglévő kiadási előirányzatának megemelését.

7. § (1) A XLIII. Az állami vagyonnal kapcsolatos bevételek és kiadások fejezet, 2. cím, 5. Fejezeti tartalék alcímén szereplő, 4700,0 millió forint összegű kiadási előirányzat az e fejezetben szereplő kiadási előirányzatok átcsoportosítás útján történő növelésére használható fel. A Fejezeti tartalék kiadási előirányzatának felhasználását egyedi, 500,0 millió forintot meg nem haladó összegig az állami vagyon felügyeletéért felelős miniszter és az államháztartásért felelős miniszter együttesen hagyja jóvá, az ezt meghaladó összeg átcsoportosításáról a Kormány határozatban dönt.

(2) A XLIII. Az állami vagyonnal kapcsolatos bevételek és kiadások fejezet bevételi előirányzatainak a tervezettet meghaladó pénzforgalmi teljesítése esetén különösen indokolt esetben, a Kormány határozatában adott jóváhagyásával e fejezetnek a határozatban megjelölt kiadási előirányzata – legfeljebb a pénzforgalmilag teljesült többletbevétel mértékével – túlléphető, ha egyetlen bevételi alcímnél sem jelentkezik bevétel elmaradás.

(3) Az állami vagyon felügyeletéért felelős miniszter a XLIII. Az állami vagyonnal kapcsolatos bevételek és kiadások fejezet, 2. cím, 1. Felhalmozási jellegű kiadások alcím és a 2. Hasznosítással kapcsolatos folyó kiadások alcím kiadási előirányzatain belül és a két alcím kiadási előirányzatai között átcsoportosíthat. Az átcsoportosítás mértéke az egyes kiadási előirányzatokat érintően nem haladhatja meg az 1000,0 millió forintot, és nem történhet olyan előirányzat terhére, amelynek teljesülése módosítás nélkül eltérhet az előirányzattól.

(4) Az állami vagyon felügyeletéért felelős miniszter a XLIII. Az állami vagyonnal kapcsolatos bevételek és kiadások fejezet Nemzeti Eszközkezelő Zrt. feladatait finanszírozó kiadási előirányzatai között átcsoportosíthat.

8. § (1) A XLIV. A Nemzeti Földalappal kapcsolatos bevételek és kiadások fejezet, 2. cím, 4. Fejezeti tartalék alcímén szereplő 1000,0 millió forint összegű kiadási előirányzat az e fejezetben szereplő kiadási előirányzatok átcsoportosítás útján történő növelésére használható fel. A Fejezeti tartalék kiadási előirányzatának felhasználását egyedi 300,0 millió forintot meg nem haladó összegig az agrárpolitikáért felelős miniszter és az államháztartásért felelős miniszter együttesen hagyja jóvá, az ezt meghaladó összeg átcsoportosításáról a Kormány határozatban dönt.

(2) A XLIV. A Nemzeti Földalappal kapcsolatos bevételek és kiadások fejezet bevételi előirányzatainak tervezettet meghaladó pénzforgalmi teljesítése esetén a Kormány határozatában adott jóváhagyásával e fejezetnek a határozatban megjelölt kiadási előirányzata – legfeljebb a pénzforgalmilag teljesült többletbevétel mértékéig – különösen indokolt esetben túlléphető, ha egyetlen bevételi alcímnél sem jelentkezik bevétel elmaradás.

9. § (1) Az állami tulajdonú gazdasági társaságoktól a 2013. évben elvont osztalék a központi költségvetés központosított bevétele, amelyet a XLIII. Az állami vagyonnal kapcsolatos bevételek és kiadások fejezetben kell elszámolni.

(2) Az üvegházhatású gázok kibocsátási egységeinek kereskedelméről szóló 2005. évi XV. törvény (a továbbiakban: Üht.) által létrehozott kibocsátási egységek és légiközlekedési kibocsátási egységek, valamint az üvegházhatású gázok közösségi kereskedelmi rendszerében és az erőfeszítés-megosztási határozat végrehajtásában történő részvételről szóló törvény (a továbbiakban: Üht2.) hatálya alá tartozó kibocsátási egységek és légiközlekedési kibocsátási egységek értékesítéséből származó bevételeket a XLIII. Az állami vagyonnal kapcsolatos bevételek és kiadások fejezet 1. cím, 1. alcím, 3. Kibocsátási egységek értékesítéséből származó bevételek jogcímcsoporton belül külön jogcímként kell elszámolni.

(3) Az energiapolitikáért felelős miniszter a XVII. Nemzeti Fejlesztési Minisztérium fejezet 20. cím, 35. alcím, 4. Zöldgazdaság Finanszírozási Rendszer jogcímcsoport kiadási és támogatási előirányzatának előirányzat-módosítással történő növelését engedélyezheti az Üht. és az Üht2. által létrehozott légiközlekedési kibocsátási egységek értékesítéséből pénzforgalmilag teljesült bevétel 100%-ának, továbbá az Üht. és az Üht2. hatálya alá tartozó kibocsátási egységek 2013. évi értékesítéséből pénzforgalmilag teljesült bevételnek a tervezett bevételt meghaladó hányada 50%-ának megfelelő összeggel.

(4) Az energiapolitikáért felelős miniszter a XVII. Nemzeti Fejlesztési Minisztérium fejezet 20. cím, 35. alcím, 4. Zöldgazdaság Finanszírozási Rendszer jogcímcsoport terhére az Üht. és az Üht2. által létrehozott légiközlekedési kibocsátási egységek 2013. évi értékesítéséből pénzforgalmilag teljesült bevétel 100%-ának, valamint az Üht. és az Üht2. hatálya alá tartozó kibocsátási egységek 2013. évi értékesítéséből pénzforgalmilag teljesült bevétel 50%-ának megfelelő összeghatárig teljesíthet kiadásokat.

(5) Az ENSZ Éghajlatváltozási Keretegyezménye és annak Kiotói Jegyzőkönyve végrehajtási keretrendszeréről szóló 2007. évi LX. törvény (a továbbiakban: Éhvt.) alapján létrehozott kiotói egységek átruházásából befolyó bevételt a XVII. Nemzeti Fejlesztési Minisztérium fejezetben kell elszámolni.

(6) Az energiapolitikáért felelős miniszter az Éhvt. alapján létrehozott kiotói egységek átruházásából befolyt bevételnek az Éhvt. 10. § (3) bekezdésében meghatározott célok szerinti felhasználására nyitott előirányzatot az értékesítésből befolyt teljes bevétellel megnövelheti.

6. A központi költségvetési szervekkel és a fejezeti kezelésű előirányzatokkal kapcsolatos rendelkezések

10. § (1) A Magyar Bányászati és Földtani Hivatal 607,2 millió forintot, a Nemzeti Közlekedési Hatóság 21 118,0 millió forintot, az Országos Atomenergia Hivatal 368,8 millió forintot, a Közlekedésfejlesztési Koordinációs Központ 185,3 millió forintot köteles 2013. évben befizetni a bevételeiből – az államháztartásért felelős miniszter által jóváhagyott ütemezési terv szerint – a központi költségvetés részére, amelyek esedékessége az első három negyedév vonatkozásában a negyedévet követő hónap 20. napja, a negyedik negyedévben december 10-e.

(2) A Magyar Energia Hivatal 1805,0 millió forintot köteles befizetni a bevételeiből a központi költségvetés javára, havi 1/12-ed részenként február hónaptól minden hónap 20. napjáig, illetve további 1/12-ed részt december hónapban 10-ei befizetési időpontra.

(3) A Szellemi Tulajdon Nemzeti Hivatala 460,0 millió forintot köteles befizetni a bevételeiből a központi költségvetés javára, havi 1/12-ed részenként február hónaptól minden hónap 20. napjáig, illetve további 1/12-ed részt december hónapban 10-ei befizetési időpontra.

(4) A fővárosi és megyei kormányhivatal ingatlanügyi szakigazgatási szerve 5837,4 millió forintot köteles befizetni a bevételeikből a központi költségvetés javára, havi 1/12-ed részenként február hónaptól minden hónap 20. napjáig, illetve további 1/12-ed részt december hónapban 10-ei befizetési időpontra.

(5) A Földmérési és Távérzékelési Intézet 94,1 millió forintot köteles befizetni a bevételeiből a központi költségvetés javára, havi 1/12-ed részenként február hónaptól minden hónap 20. napjáig, illetve további 1/12-ed részt december hónapban 10-ei befizetési időpontra.

(6) Ha az államháztartásért felelős miniszter, valamint a fejlesztéspolitikáért felelős miniszter irányítása alá tartozó, az (1) bekezdésben felsorolt költségvetési szervek a befizetési kötelezettségüknek nem tesznek eleget, a hiányzó összegre fejezeti tartalékot kell képezni és a befizetést legkésőbb 2013. december 20-áig teljesíteni kell.

(7) A központi költségvetési szervek a 25 év alatti valamint az 55 év feletti, továbbá a képzettséget nem igénylő (egyszerű) munkakörben foglalkoztatott munkavállalók, valamint a gyesről visszatérő és tartós munkanélküliség után elhelyezkedő munkavállalók foglalkoztatásához kapcsolódó 2013. évi szociális hozzájárulási adó változásból eredő kiadási megtakarításaikat kötelesek befizetni a központi költségvetés javára a tárgyhónapot követő hónap 20. napjáig.

11. § (1) A Nemzeti Közszolgálati Egyetem Rendészettudományi Kar nappali tagozatos ösztöndíjas hallgatói pénzbeli juttatásának normatívája 308 000 forint/fő/év.

(2) A közalkalmazottak jogállásáról szóló 1992. évi XXXIII. törvény (a továbbiakban: Kjt.) 79/E. §-a alapján az egyetemi tanári munkakör 1. fizetési fokozatának garantált illetménye 2013. január 1-jétől 437 300 forint.

(3) A Bolyai János Kutatási Ösztöndíj havi összege 124 500 forint.

(4) Az egészségügyi felsőfokú szakirányú szakképzési rendszerről szóló 122/2009. (VI. 12.) Korm. rendelet 6/A. § (1) bekezdése szerinti támogatás összege 100 000 forint/év.

12. § (1) Az 1. mellékletben a Központosított bevételek címen szereplő előirányzatok beszedéséért – ha törvény eltérően nem rendelkezik – az adott fejezetet irányító szerv vezetője tartozik felelősséggel.

(2) A XX. Emberi Erőforrások Minisztériuma fejezet, 20. cím, 23–24. alcímhez tartozó jogcímcsoport és a 30. alcím 26. jogcímcsoport költségvetési támogatási előirányzatai tartalmazzák a sportról szóló 2004. évi I. törvény 56. § (2) bekezdése szerinti bevételeket.

(3) A XX. Emberi Erőforrások Minisztériuma fejezet, 10. cím 1. alcím 1. Működési költségvetés előirányzatcsoport 5. Egyéb működési célú támogatások kiemelt előirányzata 2500,0 millió forint összegben tartalmazza a Gyógyszerészeti és Egészségügyi Minőség- és Szervezetfejlesztési Intézet fenntartói irányítása alá tartozó egészségügyi intézmények rendkívüli – vis maior – kiadásainak fedezetét.

7. Az elkülönített állami pénzalapok költségvetésével összefüggő rendelkezések

13. § (1) Az Országgyűlés az elkülönített állami pénzalapok (a továbbiakban: pénzalapok) költségvetését – bevételeit és kiadásait – alaponként, jogcímenként az 1. melléklet szerint állapítja meg.

(2) A Társadalmi Megújulás Operatív Program hazai társfinanszírozása céljára a Nemzeti Foglalkoztatási Alap összesen 16 279,6 millió forintot ad át a XIX. Uniós fejlesztések fejezet részére.

(3) A Start-munkaprogram megvalósításához a Nemzeti Foglalkoztatási Alapban 153 779,8 millió forint kiadási előirányzat áll rendelkezésre, amelynek részbeni forrása 10 000,0 millió forint költségvetési támogatás. Ez az

előirányzat nyújt fedezetet a 2012. évben elkezdett közfoglalkoztatási programok kötelezettségvállalásainak a 2013. évre áthúzódó kiadásai teljesítésére is.

(4) A LXIII. Nemzeti Foglalkoztatási Alap fejezetben 2919,3 millió forint egyenlegtartási és kockázatkezelési keret kerül kialakításra, amely a Nemzeti Foglalkoztatási Alap költségvetésének 2013. januártól júniusig terjedő időszakra vonatkozó tényadataira és a várható teljesítésre figyelemmel az államháztartásért felelős miniszter egyetértésével használható fel.

(5) A LXIII. Nemzeti Foglalkoztatási Alap fejezet, 2. Szakképzési és felnőttképzési támogatások cím terhére legfeljebb 21 000,0 millió forint összegben vállalható kötelezettség 2013. június 30-áig. A fennmaradó 6500,0 millió forint a szakképzési hozzájárulás bevételi előirányzatának 2013. januártól júniusig terjedő időszakra vonatkozó teljesülésére figyelemmel az államháztartásért felelős miniszter egyetértésével használható fel.

(6) Az Elektronikus Információszolgáltatás Nemzeti Program működtetésével kapcsolatos feladatokra a feladatot ellátó MTA Könyvtára részére a LXIX. Kutatási és Technológiai Innovációs Alap fejezet, 1. Hazai innováció támogatása cím terhére 2013. évben 1426,0 millió forint támogatást kell biztosítani.

(7) A Kutatási és Technológiai Innovációs Alap a 2013. évben a központi költségvetésbe összesen 10 000,0 millió forintot ad át a kutatás-fejlesztési tevékenység Kutatási és Technológiai Innovációs Alapon kívüli finanszírozásához. A befizetési kötelezettséget negyedévente, az éves előirányzat 1/4 részével kell teljesíteni.

8. A Nyugdíjbiztosítási Alap költségvetése

14. § (1) Az Országgyűlés a Nyugdíjbiztosítási Alap (a továbbiakban: Ny. Alap) 2013. évi

a) bevételi főösszegét 2 847 298,9 millió forintban,

b) kiadási főösszegét 2 847 298,9 millió forintban,

c) egyenlegét 0,0 millió forintban állapítja meg.

(2) Az (1) bekezdésben meghatározott bevételi és kiadási főösszegek részletezését, valamint a nyugdíjbiztosítási költségvetési szervek saját bevétellel nem fedezett kiadásaihoz nyújtott támogatást az 1. melléklet tartalmazza.

15. § (1) A LXXI. Nyugdíjbiztosítási Alap fejezetnél a 2. cím, 1. Nyugellátások alcímen belül az adott előirányzat terhére különös méltánylást érdemlő körülmények esetén méltányossági alapon megállapításra kerülő nyugellátásra 200,0 millió forint, méltányossági alapú nyugdíjemelésre 700,0 millió forint, egyszeri segélyre 500,0 millió forint használható fel.

(2) A szociál- és nyugdíjpolitikáért felelős miniszter az Ny. Alap kezelőjének javaslatára az (1) bekezdésben meghatározott méltányossági keretösszegek között átcsoportosíthat.

16. § A LXXI. Nyugdíjbiztosítási Alap fejezet tekintetében a fejezetet irányító szerv hatáskörében eljáró szociál- és nyugdíjpolitikáért felelős miniszter tervezési, az e törvényben említettek kivételével az előirányzat-módosítási, valamint az előirányzat-felhasználási, beszámolási, információszolgáltatási kötelezettségét és jogát az Országos Nyugdíjbiztosítási Főigazgatóság főigazgatója gyakorolja.

9. Az Egészségbiztosítási Alap költségvetése

17. § (1) Az Országgyűlés az Egészségbiztosítási Alap (a továbbiakban: E. Alap) 2013. évi

a) bevételi főösszegét 1 804 273,9 millió forintban,

b) kiadási főösszegét 1 804 273,9 millió forintban,

c) egyenlegét 0,0 millió forintban állapítja meg.

(2) Az (1) bekezdésben meghatározott bevételi és kiadási főösszegek részletezését, valamint az egészségbiztosítási költségvetési szervek saját bevétellel nem fedezett kiadásaihoz nyújtott támogatást az 1. melléklet tartalmazza.

18. § (1) A Kormány a LXXII. Egészségbiztosítási Alap fejezet, 2. cím, 3. alcím, 1. Gyógyító-megelőző ellátás jogcímcsoport, a 4. Gyógyszertámogatás jogcímcsoport és az 5. Gyógyászati segédeszköz támogatás jogcímcsoport között átcsoportosítást hajthat végre.

(2) A Kormány a LXXII. Egészségbiztosítási Alap fejezet, 2. cím, 3. alcím, 1. Gyógyító-megelőző ellátás jogcímcsoport 1–18. jogcímei, 4. Gyógyszertámogatás jogcímcsoport 1. és 2. jogcímei, valamint 5. Gyógyászati segédeszköz támogatás jogcímcsoport 1. és 3. jogcímei előirányzatait megemelheti.

19. § (1) A LXXII. Egészségbiztosítási Alap fejezet, 2. cím, 3. alcím, 1. Gyógyító-megelőző ellátás jogcímcsoporton belül az 1–18. jogcímek között, az 5. Gyógyászati segédeszköz támogatás jogcímcsoporton belül a jogcímek között, valamint a 4. Gyógyszertámogatás jogcímcsoport 1. és 2. jogcíme között az egészségbiztosításért felelős miniszter az államháztartásért felelős miniszter egyetértésével átcsoportosíthat.

(2) A LXXII. Egészségbiztosítási Alap fejezet tekintetében a fejezetet irányító szerv hatáskörében eljáró, egészségbiztosításért felelős miniszter tervezési, az e törvényben említettek kivételével az előirányzat-módosítási, valamint az előirányzat-felhasználási, beszámolási, információszolgáltatási kötelezettségét és jogát az Országos Egészségbiztosítási Pénztár (a továbbiakban: OEP) főigazgatója gyakorolja.

(3) A LXXII. Egészségbiztosítási Alap fejezet, 2. cím, 3. alcím, 8. Természetbeni ellátások céltartaléka jogcímcsoport előirányzatból a 2. cím, 3. alcím, 1. Gyógyító-megelőző ellátás, 4. Gyógyszertámogatás és az 5. Gyógyászati segédeszköz támogatás jogcímcsoportok jogcímeire az egészségbiztosításért felelős miniszter az államháztartásért felelős miniszter egyetértésével átcsoportosítást hajthat végre.

20. § (1) Az egészségbiztosításért felelős miniszter a LXXII. Egészségbiztosítási Alap fejezet, 1. cím, 7. alcím, 7. jogcímcsoport, 2. Folyamatos gyógyszerellátást biztosító gyógyszergyártói és forgalmazói befizetések és egyéb gyógyszerforgalmazással kapcsolatos bevételek jogcím, valamint az 1. cím, 7. alcím, 7. jogcímcsoport, 1. Szerződések szerinti gyógyszergyártói és forgalmazói befizetések jogcím előirányzaton elszámolt bevételek mértékéig a gyógyszertámogatás céltartalékot a 2. cím, 3. alcím, 4. Gyógyszertámogatás jogcímcsoport 1. és 2. jogcímeire átcsoportosíthat azzal, hogy a 2. jogcím esetében az államháztartásért felelős miniszter egyetértése szükséges.

(2) Az egészségbiztosításért felelős miniszter az államháztartásért felelős miniszter egyetértésével megemelheti a LXXII. Egészségbiztosítási Alap fejezet, 2. cím, 3. alcím,

a) 4. jogcímcsoport, 1. Gyógyszertámogatás kiadásai jogcím előirányzatát a gyógyszertámogatással,

b) 5. Gyógyászati segédeszköz támogatás jogcímcsoport jogcímei előirányzatát a gyógyászati segédeszköz támogatással

kapcsolatos ellenőrzésekből eredő – a LXXII. Egészségbiztosítási Alap fejezet, 1. cím, 7. alcím, 11. jogcímcsoport, 1. jogcím előirányzaton felül befolyt – bevételek összegével.

(3) Az egészségbiztosításért felelős miniszter az államháztartásért felelős miniszter egyetértésével a LXXII. Egészségbiztosítási Alap fejezet, 2. cím, 3. alcím, 4. jogcímcsoport, 1. Gyógyszertámogatás kiadásai jogcím előirányzatát év közben megemelheti a LXXII. Egészségbiztosítási Alap fejezet, 1. cím, 7. alcím, 7. jogcímcsoport, 1. Szerződések szerinti gyógyszergyártói és forgalmazói befizetések jogcím, 2. Folyamatos gyógyszerellátást biztosító gyógyszergyártói és forgalmazói befizetések és egyéb gyógyszerforgalmazással kapcsolatos bevételek jogcím bevételi előirányzatán felül jelentkező többletbevétel összegével.

21. § A LXXII. Egészségbiztosítási Alap fejezet, 2. cím, 3. alcímen belül az időarányoshoz viszonyított évközi előirányzat-túllépést az 1. Gyógyító-megelőző ellátás jogcímcsoport, a 4. Gyógyszertámogatás jogcímcsoport, továbbá az 5. Gyógyászati segédeszköz támogatás jogcímcsoport esetében az államháztartásért felelős miniszter engedélyezheti.

22. § (1) A LXXII. Egészségbiztosítási Alap fejezet, 2. cím, 3. alcím, 1. Gyógyító-megelőző ellátás jogcímcsoport tartalmazza az E. Alapból finanszírozott térítésmentesen vagy részleges térítés ellenében igénybe vehető egészségügyi szolgáltatásokat nyújtó egészségügyi szolgáltatók szerződésben meghatározott feladataira tárgyévben folyósítandó összeget.

(2) A LXXII. Egészségbiztosítási Alap fejezet, 2. cím, 3. alcím, 1. Gyógyító-megelőző ellátás jogcímcsoport jogcímeinek előirányzatai együttesen 4560,0 millió forintot tartalmaznak az egészségügyi ellátórendszer fejlesztéséről szóló törvény és végrehajtási rendelete szerinti többletkapacitás-befogadások várható éves teljesítményének finanszírozására. A befogadásoktól eltérő, a jogcímcsoporton belüli jogcímek szerinti célra történő felhasználását a tényleges kiadások függvényében az egészségbiztosításért felelős miniszter az államháztartásért felelős miniszter egyetértésével engedélyezheti.

(3) A LXXII. Egészségbiztosítási Alap fejezet, 2. cím, 3. alcím, 5. Gyógyászati segédeszköz támogatás jogcímcsoport tartalmazza az OEP által a járóbeteg-szakellátás részére beszerzett gyógyászati segédeszközök kiadásait is.

(4) A LXXII. Egészségbiztosítási Alap fejezet, 2. cím, 3. alcím, 4. jogcímcsoport, 1. Gyógyszertámogatás kiadásai jogcím előirányzata tartalmazza az 1200,0 millió forint finanszírozási előlegre fordítható összeget.

(5) A LXXII. Egészségbiztosítási Alap fejezet 2. cím, 4. alcím, 4. jogcímcsoport 7. Gyógyszertárak juttatása jogcím előirányzata a közforgalmú gyógyszertárat működtető vállalkozás, valamint a közvetlen lakossági gyógyszerellátást végző intézeti gyógyszertár törvényben meghatározott juttatás fedezetére szolgál.

(6) A LXXII. Egészségbiztosítási Alap fejezet 2. cím, 4. alcím, 4. jogcímcsoport 8. Gyógyszertárak szolgáltatási díja jogcím előirányzata a közforgalmú gyógyszertárat működtető vállalkozás, valamint a közvetlen lakossági gyógyszerellátást végző intézeti gyógyszertár által nyújtott, betegbiztonságot és gyógyszerbiztonságot szolgáló szolgáltatások törvényben meghatározott juttatásának kiadásaira szolgál.

23. § A LXXII. Egészségbiztosítási Alap fejezet, 2. cím, 2. Egészségbiztosítás pénzbeli ellátásai alcímen belül az adott előirányzat terhére különös méltánylást érdemlő körülmények esetén táppénz, terhességi-gyermekágyi segély és gyermekgondozási díj megállapítására együttesen 170,0 millió forint, a 3. Természetbeni ellátások alcímen belül az adott előirányzat terhére különös méltánylást érdemlő körülmények esetén gyógyító-megelőző ellátásra 3783,1 millió forint, gyógyszertámogatásra 1300,0 millió forint és gyógyászati segédeszköz támogatásra 1300,0 millió forint használható fel.

10. Az Országgyűlés kizárólagos hatásköre

24. § (1) Az Országgyűlés magának tartja fenn a jogot

a) az I. Országgyűlés fejezet, 8. Pártok támogatása cím és
b) az I. Országgyűlés fejezet, 9. Pártalapítványok támogatása cím

előirányzatainak év közbeni megváltoztatására.

(2) Az Országgyűlés magának tartja fenn a jogot

a) az I–VI., a VIII., a XXX., a XXXIII. és a XXXIV. fejezetek kiadási és bevételi előirányzatai főösszegének,
b) a XX. Emberi Erőforrások Minisztériuma fejezet, 20. cím 55. Egyházi célú központi költségvetési hozzájárulások alcím előirányzatai közül a 3. Egyházi alapintézmény-működés, SZJA rendelkezés és kiegészítése jogcímcsoport, a 4. Átadásra nem került ingatlanok utáni járadék jogcímcsoport; az 5. Kistelepülési és szórvány egyházi támogatások jogcímcsoporton belül az 1. Az 5000 lakosnál kisebb településeken szolgálatot teljesítő egyházi személyek jövedelempótléka jogcím előirányzatai

csökkentésére,

kivéve az államháztartásról szóló 2011. CXCV. törvény (a továbbiakban: Áht.) 40. § (4) bekezdésében foglaltakat, valamint a fejezetet irányító szervek vezetőinek a fejezetek között együttesen kezdeményezett előirányzat-átcsoportosítását.

11. A Kormány, az államháztartásért felelős miniszter és a fejezetet irányító szervek vezetőinek különleges jogosítványai

25. § (1) A Kormány az önkormányzati, valamint az állami feladatellátásban 2012. évben bekövetkezett és a 2013. évben bekövetkező változásokkal – ideértve az egyházat, a belső egyházi jogi személyt, a társadalmi szervezetet, az alapítványt, a közalapítványt, a civil szervezetet, az országos nemzetiségi önkormányzatot, a nonprofit gazdasági társaságot, a gazdasági társaságot és a humánszolgáltatást alaptevékenységként végző, a személyi jövedelemadóról szóló törvény hatálya alá tartozó egyéni vállalkozót érintő feladat-, és intézmény-átadást is – összefüggő valamennyi, a Kormány irányítása alá tartozó, a feladat-, és intézmény-átadással érintett fejezetek közötti átcsoportosítást az Áht. rendelkezéseitől eltérően saját hatáskörben végrehajthat.

(2) Az 5. § (2) bekezdése szerinti előirányzat fejezetekre, címekre, alcímekre, jogcímcsoportokra, jogcímekre, előirányzat-csoportokra, kiemelt előirányzatokra – felmérés alapján – történő átcsoportosítására az államháztartásért felelős miniszter kap felhatalmazást.

(3) A honvédelemért felelős miniszter az államháztartásért felelős miniszter előzetes egyetértésével a védelmi tevékenység, a NATO felé vállalt haderő-fejlesztési célkitűzések, és az előre nem tervezett nemzetközi feladatok végrehajtása céljából a XIII. Honvédelmi Minisztérium fejezet címei, alcímei között – ideértve címen belül a kiemelt előirányzatokat is – indokolt esetben átcsoportosítást hajthat végre.

(4) A fejlesztéspolitikáért felelős miniszter a XVII. Nemzeti Fejlesztési Minisztérium fejezet, 20. cím, 36. alcím 2. Oktatási, kulturális és sport PPP-programok jogcímcsoport terhére előirányzat-átcsoportosítást hajthat végre a XX. Emberi

Erőforrások Minisztériuma fejezet 5. Egyetemek, főiskolák cím javára, figyelembe véve a megvalósuláshoz kapcsolódó jogosultságot.

(5) A XI. Miniszterelnökség fejezet, 8. Országvédelmi Alap cím előirányzatot 2013. szeptember 30-át megelőzően nem lehet felhasználni.

(6) A Kormány határozatban dönt az (5) bekezdés szerinti kiadási előirányzat felhasználásáról, ha az Európai Közösséget létrehozó szerződéshez csatolt, a túlzott hiány esetén követendő eljárásról szóló jegyzőkönyv alkalmazásáról szóló, 1993. november 22-ei 3605/93/EK tanácsi rendelet szerinti, 2013. szeptember 30-áig benyújtandó jelentésben szereplő, 2013. évre várható hiány (a továbbiakban: EDP-hiány) – a felhasználni kívánt tartalékösszeg figyelembe vételével – nem haladja meg a GDP 2,7%-át.

(7) A Kormány (6) bekezdés szerinti határozatát az államháztartásért felelős miniszter készíti elő, ennek során bemutatja a Kormány számára

a) a 2013. évi gazdasági és költségvetési folyamatok,

b) a 2013. évre várható EDP-hiány, és

c) a 2013. évre várható államadósság

alakulását, továbbá javaslatot tesz az (5) bekezdés szerinti kiadási előirányzat felhasználásának céljára és ütemezésére.

(8) A XI. Miniszterelnökség fejezetet, és a XVIII. Külügyminisztérium fejezetet irányító szervek vezetői a kormányfői protokollal kapcsolatos feladatok ellátása érdekében fejezeti hatáskörben a szükséges előirányzat-átcsoportosításokról intézkedhetnek.

(9) A Köztársasági Elnöki Hivatal főigazgatója a II. Köztársasági Elnökség fejezet, 2. cím 2. alcím 1. Állami kitüntetések jogcímcsoport terhére átcsoportosítást hajthat végre a II. Köztársasági Elnökség fejezet, 1. Köztársasági Elnöki Hivatal cím javára.

(10) Az Országgyűlés Hivatala főigazgatója az I. Országgyűlés fejezet, 4. cím 9. Kossuth Lajos tér rekonstrukciója alcím terhére átcsoportosítást hajthat végre a I. Országgyűlés fejezet, 1. Országgyűlés Hivatala cím javára.

(11) Az Országos Bírósági Hivatal elnöke a VI. Bíróságok fejezet, 3. Fejezeti kezelésű előirányzatok cím terhére átcsoportosítást hajthat végre a VI. Bíróságok fejezet, 1. Bíróságok cím javára.

(12) A rendvédelemért felelős miniszter a XIV. Belügyminisztérium fejezet, 20. cím 15. Nyomon követő rendszer bevezetése és üzemeltetése alcím, valamint a 20. cím 16. Új büntetés-végrehajtási objektum működtetése alcím terhére átcsoportosítást hajthat végre a XIV. Belügyminisztérium fejezet, 7. Rendőrség cím, illetve az 5. Büntetés-végrehajtás cím javára.

(13) A X. Közigazgatási és Igazságügyi Minisztériumot irányító szerv vezetője a X. Közigazgatási és Igazságügyi Minisztérium fejezet, 20. cím, 2. alcím 43. Smithsonian Folklife Fesztiválon való részvétel jogcímcsoport terhére átcsoportosítást hajthat végre a X. Közigazgatási és Igazságügyi Minisztérium fejezet, 12. Balassi Intézet cím javára.

(14) A X. Közigazgatási és Igazságügyi Minisztériumot irányító szerv vezetője a X. Közigazgatási és Igazságügyi Minisztérium fejezet, 20. cím, 2. alcím 41. Ludovika Campus jogcímcsoport terhére átcsoportosítást hajthat végre a X. Közigazgatási és Igazságügyi Minisztérium fejezet, 17. Nemzeti Közszolgálati Egyetem cím javára.

(15) Az Országgyűlés felhatalmazza a XI. Miniszterelnökség fejezetet, valamint a X. Közigazgatási és Igazságügyi Minisztérium fejezetet irányító szervek vezetőit, hogy a XI. Miniszterelnökség fejezet, 5. cím, 1. alcím, 3. Konzultációk kiadásai jogcímcsoport fejezeti kezelésű előirányzat felhasználásával kapcsolatban a szükséges előirányzat-átcsoportosításokról fejezeti hatáskörben intézkedjenek.

(16) A Kormány a LXIII. Nemzeti Foglalkoztatási Alap fejezet kiadásai terhére átcsoportosítást hajthat végre a XX. Emberi Erőforrások Minisztériuma fejezet javára az Útravaló Ösztöndíjprogram Út a szakmához alprogramjának megvalósításához.

(17) A II. Köztársasági Elnökség fejezetet és a XVIII. Külügyminisztérium fejezetet irányító szervek vezetői az államfői protokollal kapcsolatos feladatok ellátásához szükséges előirányzat-átcsoportosításról fejezeti hatáskörben intézkedhetnek.

26. § (1) A XVI. Nemzeti Adó- és Vámhivatal fejezet, 1. Nemzeti Adó- és Vámhivatal igazgatása cím, 1. Működési költségvetés előirányzat-csoport, 1. Személyi juttatások kiemelt előirányzatán legfeljebb 25 000,0 millió forint, a 2. Munkaadókat terhelő járulékok és szociális hozzájárulási adó kiemelt előirányzatán legfeljebb 6750,0 millió forint előirányzat-módosítás engedélyezhető, ha a XLII. A költségvetés közvetlen bevételei és kiadásai fejezet, 2. cím, 1. Általános forgalmi adó alcím előirányzata, 2. Jövedéki adó alcím előirányzata, a XLII. A költségvetés közvetlen bevételei és kiadásai fejezet 3. cím, 1. Személyi jövedelemadó alcím előirányzata, a LXXI. Nyugdíjbiztosítási Alap fejezet, 1. cím, 1. Szociális hozzájárulási adó Ny. Alapot megillető része és munkáltatói nyugdíjbiztosítási járulék alcím előirányzata, a LXXI. Nyugdíjbiztosítási Alap fejezet 1. cím, 2. alcím, 1. Biztosított által fizetett nyugdíjjárulék jogcímcsoport előirányzata, a LXXII. Egészségbiztosítási Alap fejezet, 1. cím, 2. Biztosítotti egészségbiztosítási járulék alcím előirányzata együttesen legalább 101%-ban teljesül.

(2) Az államháztartásért felelős miniszter negyedévente előirányzat-módosítást engedélyezhet az (1) bekezdés szerinti személyi juttatások és munkaadókat terhelő járulékok és szociális hozzájárulási adó előirányzatok terhére, ha az általa meghatározott negyedéves bevételi tervei teljesülnek. Az év közben engedélyezett előirányzat-módosítás nem haladhatja meg a negyedéves bevételi terven felül teljesülő előirányzatok összegét.

(3) Ha az (1) bekezdésben meghatározott bevételek teljesítése 2013. november 29-éig eléri a 89%-os mértéket, az előirányzatokat 100%-os mértékben, az év közben negyedévente engedélyezett előirányzat-módosítások összegével csökkentve a Nemzeti Adó- és Vámhivatal (a továbbiakban: NAV) rendelkezésére kell bocsátani.

(4) Ha 2013. június 28-áig az államháztartásért felelős miniszter által meghatározott bevételi tervek teljesülnek, a bevételi többlet legfeljebb 20%-ának mértékéig a XVI. Nemzeti Adó- és Vámhivatal fejezet, 1. Nemzeti Adó- és Vámhivatal igazgatása cím, 2. Felhalmozási költségvetés előirányzat-csoport kiemelt előirányzatain előirányzat-módosítás engedélyezhető.

III. FEJEZET
A KÖZPONTI ALRENDSZEREN BELÜLI ELSZÁMOLÁSOK, KAPCSOLATOK

27. § A kincstár az E. Alap részére a XX. Emberi Erőforrások Minisztériuma fejezet, 21. cím, 4. alcím, 1. Közgyógyellátás jogcímcsoport és 5. Gyermekgondozási díjban és terhességi-gyermekágyi segélyben részesülők kompenzációja jogcímcsoport előirányzatából, a XLII. A költségvetés közvetlen bevételei és kiadásai fejezet, 35. cím, 2. alcím, 5. Rokkantsági, rehabilitációs ellátások fedezetére átadott pénzeszköz jogcímcsoport előirányzatából a folyósító szerv által benyújtott és az államháztartásért felelős miniszter által jóváhagyott finanszírozási terv alapján finanszírozást teljesít.

28. § (1) Az Ny. Alap részére a XLII. A költségvetés közvetlen bevételei és kiadásai fejezet, 35. cím, 1. alcím, 5. Adórendszer átalakításával összefüggő pénzeszköz-átadás jogcímcsoport és 6. Munkahelyvédelmi akciótervvel összefüggő hozzájárulás Ny. Alapnak jogcímcsoport szerinti támogatások átutalása

a) január–november hónapban havonta a tárgyhó 10. napjáig az éves előirányzat havi időarányos összegével,

b) december hónapban az a) pontban teljesített összegeket is figyelembe véve a tényleges éves bevételek és kiadások függvényében, a (2) bekezdésben meghatározott sorrend figyelembevételével legfeljebb az előirányzatok mértékéig a tárgyhavi utolsó bevétel beérkezése és az utolsó ellátás kifizetése után történik.

(2) Ha az Ny. Alap tárgyévi utolsó bevételének beérkezése és az utolsó ellátás kifizetése után az Ny. Alap pénzforgalmi egyenlege többletet mutat, akkor a kincstár intézkedik a többlet összegének visszautalásáról elsőként az (1) bekezdés szerinti 5. jogcímcsoport, ezt követően a 6. jogcímcsoport támogatás mértékéig.

(3) Az államháztartásért felelős miniszter minden negyedévet követő hónap 15. napjáig – az utolsó negyedévben december 20-áig – a XX. Emberi Erőforrások Minisztériuma fejezet 18. Köznevelési feladatellátás és irányítás intézményei cím kiadási és támogatási előirányzatát megemeli a XLII. A költségvetés közvetlen bevételei és kiadásai fejezet 5. Költségvetési befizetések cím 3. Köznevelési intézmények működtetésével kapcsolatos önkormányzati befizetések alcímre érkezett befizetések összegével.

(4) Az E. Alap részére a XLII. A költségvetés közvetlen bevételei és kiadásai fejezet 35. cím, 2. alcím, 9. Kiadások támogatására pénzeszköz-átadás jogcímcsoport szerinti támogatás átutalása

a) január–november hónapban havonta a tárgyhó 10. napjáig az éves előirányzat havi időarányos összegével,

b) december hónapban legfeljebb az éves előirányzat havi időarányos összegével és az E. Alap 17. § (1) bekezdés c) pontja szerinti pénzforgalmi egyenlegéig a tárgyhavi utolsó bevétel beérkezése és utolsó ellátás kifizetése után

történik.

(5) Ha az E. Alap tárgyévi utolsó bevételének beérkezése és az utolsó ellátás kifizetése után az E. Alap pénzforgalmi egyenlege többletet mutat, akkor a kincstár intézkedik a többlet összegének visszautalásáról, amely a (4) bekezdés szerinti támogatást csökkenti.

IV. FEJEZET
AZ ÖNKORMÁNYZATI ÉS A KÖZPONTI ALRENDSZER KAPCSOLATAI

12. A helyi önkormányzatok, a települési és területi nemzetiségi önkormányzatok központi alrendszerből származó forrásai

29. § (1) Az Országgyűlés a helyi önkormányzatok, valamint a települési és területi nemzetiségi önkormányzatok működéséhez és ágazati feladatainak ellátásához a Magyarország helyi önkormányzatairól szóló 2011. évi CLXXXIX. törvény 117. § (1) bekezdésében meghatározottak szerint nyújtandó támogatások jogcímeit és előirányzatait a 2. melléklet szerint állapítja meg.

(2) Az Országgyűlés további, felhasználási kötöttséggel járó állami támogatást állapít meg

a) központosított előirányzatként a 3. mellékletben meghatározott, a helyi önkormányzatok és társulásaik, valamint a települési és területi nemzetiségi önkormányzatok által ellátandó feladatokra,

b) vis maior támogatásra.

(3) Az Országgyűlés a helyi önkormányzatok kiegészítő támogatását szolgáló előirányzatokat a 4. melléklet szerint állapítja meg.

30. § A helyi önkormányzatokért felelős miniszter az általa üzemeltetett elektronikus rendszeren keresztül 2013. január 5-éig a települési önkormányzatok és a többcélú kistérségi társulások számára elérhetővé teszi a települési önkormányzatokat, a települési és területi nemzetiségi önkormányzatokat és a többcélú kistérségi társulásokat a 2. melléklet alapján – a I. 2, II. 4., III. 1, IV. pontok szerinti támogatások kivételével – megillető támogatások összegét.

31. § A helyi önkormányzatokért felelős miniszter az államháztartásért felelős miniszter, illetve a támogatás jellegétől függően a feladatkörrel rendelkező miniszter egyetértésével a IX. Helyi önkormányzatok támogatásai fejezetben átcsoportosítást hajthat végre.

13. A települési önkormányzatokat megillető átengedett bevételek

32. § (1) A gépjárműadóról szóló törvény alapján a belföldi gépjárművek után a települési önkormányzat által beszedett adó 40%-a a települési önkormányzatot illeti meg.

(2) A termőföld bérbeadásából származó jövedelem utáni – a települési önkormányzat által beszedett – személyi jövedelemadó 100%-a a földterület fekvése szerinti települési önkormányzatot illeti meg.

14. A települési önkormányzatokat megillető egyéb bevételek

33. § (1) A települési önkormányzatot illeti meg

a) a települési önkormányzat jegyzője által jogerősen kiszabott környezetvédelmi bírság teljes összege,

b) a környezetvédelmi, természetvédelmi és vízügyi felügyelőség által a települési önkormányzat területén – a veszélyhelyzet kihirdetését megalapozó eseménnyel összefüggésben jogerősen kiszabott környezetvédelmi bírságok kivételével – kiszabott, és abból befolyt környezetvédelmi bírságok összegének 30%-a,

c) a szabálysértésekről, a szabálysértési eljárásról és a szabálysértési nyilvántartási rendszerről szóló 2012. évi II. törvény 252. § (1) bekezdése alapján kiszabott és végrehajtott szabálysértési pénz- és helyszíni bírságból származó, a települési önkormányzat fizetési számlájára vagy annak valamely alszámlájára érkezett bevétel 100%-a,

d) – a bírságot kiszabó szervre tekintet nélkül – a közúti közlekedésről szóló törvény szerinti közlekedési szabályszegések után kiszabott közigazgatási bírság végrehajtásából származó bevétel 40%-a, ha a végrehajtást a települési önkormányzat jegyzője önkormányzati adóhatósági jogkörében eljárva foganatosította, és

e) a települési önkormányzat területén a közlekedési szabályszegések után a közterület-felügyelő által kiszabott közigazgatási bírság teljes behajtott összege.

(2) A szabálysértési pénz- és helyszíni bírság, valamint a közigazgatási bírság végrehajtását kérő szerv költségminimum megelőlegezésére nem köteles.

15. A helyi önkormányzatok pénzellátásának kiegészítő szabályai

34. § (1) A támogatási igények jogosságát elbíráló és ellenőrző szerv a 3. melléklet 6. pontja szerinti előirányzatból nyújtható támogatás iránti igények jogszerűségének elbírálása, ellenőrzése és folyósítása céljából a pályázatban megnevezett személy nevét, további természetes személyazonosító adatait, a foglalkoztatási jogviszony megszűnéséhez kapcsolódó kifizetések összegét és az azonosítására szolgáló, munkaviszonnyal kapcsolatos kódját, valamint a foglalkoztatási jogviszonyának megszüntetésével kapcsolatosan a pályázatban megnevezett személy munkaviszonya megszűnésének jogcímét, szolgálati és közszolgálati idejét, besorolását és munkakörének megnevezését, foglalkoztatási jogviszonya kezdetének és megszűnésének időpontját, munkavégzés alóli felmentése kezdő és záró időpontját, felmentése indokául szolgáló okot és a munkaviszonnyal kapcsolatos azonosító kódját megismerheti, és a támogatási döntést követő ötödik év utolsó napjáig kezelheti. A kezelt személyes adatokat az adatkezelés céljának megszűnését követően, de legfeljebb a támogatási döntést követő ötödik év utolsó napjának elteltével oly módon kell fizikailag megsemmisíteni, hogy helyreállításuk ne legyen lehetséges.

(2) A 2. melléklet I. pontja, II. pontja, III. 2–4. pontja, IV. pontja és a 3. melléklet 6. és 15. pontja alapján számított előirányzatok folyósítása az Áht. 83. § (1) bekezdésében foglaltak szerint nettó finanszírozás keretében történik.

(3) A gyermekek védelméről és a gyámügyi igazgatásról szóló 1997. évi XXXI. törvény (a továbbiakban: Gyvt.) szerinti kiegészítő gyermekvédelmi támogatás és gyermektartásdíjak megelőlegezése esetében a települési önkormányzat januárban teljesített kifizetéseit követően, az őt megillető összeget január hónapban igényelheti jogszabályban meghatározott éven belüli elszámolási kötelezettséggel. A szociális igazgatásról és szociális ellátásokról szóló 1993. évi III. törvény (a továbbiakban: Szoctv.) alapján nyújtott, a 2. melléklet III. 1. pontjának a)–e) alpontjaiban szereplő ellátások esetében:

a) ha az önkormányzat a tárgyévet megelőző év decemberében igénylést nyújtott be, úgy a január hónapban járó előleg folyósítása – külön jogszabályban meghatározott módon – igénylés nélkül történik;

b) ha az önkormányzat a tárgyévet megelőző év decemberében nem nyújtott be igénylést, úgy első alkalommal az őt megillető havi összeg legfeljebb kétszeresét igényelheti jogszabályban meghatározott éven belüli elszámolási kötelezettséggel.

(4) Az államháztartásról szóló jogszabályokban foglaltaktól eltérően a 2. melléklet II. 1. és III. 4. pontja szerinti támogatások – 2. mellékletre vonatkozó kiegészítő szabályok szerinti – évközi módosítása során kamatfizetési kötelezettség csak abban az esetben áll fenn, ha az önkormányzat által az eredetileg szolgáltatott adatokból kalkulált támogatás legalább 10%-kal meghaladja az őt ténylegesen megillető összeget.

(5) Az államháztartásról szóló jogszabályokban foglaltak szerint meghatározott, az állami támogatás jogtalan igénybevételéhez kapcsolódó kamatfizetési kötelezettség kiszámítása szempontjából a 2. melléklet II., III. 3, III. 4 pontja szerinti előirányzatok együttes összegét kell figyelembe venni, a (4) bekezdésben foglaltakra tekintettel.

(6) Ha az állam a nemzeti köznevelésről szóló 2011. évi CXC. törvény 74. §-ában foglaltaknak megfelelően hozzájárulás megfizetésére kötelezi a települési önkormányzatot, annak befizetését az önkormányzat havonta, minden hónap 10. napjáig köteles teljesíteni. A hozzájárulás összege a XLII. A költségvetés közvetlen bevételei és kiadásai fejezet 5. Költségvetési befizetések cím 3. Köznevelési intézmények működtetésével kapcsolatos önkormányzati befizetések alcím előirányzatának bevételét növeli.

(7) A helyi önkormányzatoknak a 25 év alatti valamint az 55 év feletti, továbbá a képzettséget nem igénylő (egyszerű) munkakörben foglalkoztatott munkavállalók, valamint a gyesről visszatérő és tartós munkanélküliség után elhelyezkedő munkavállalók foglalkoztatásához kapcsolódó 2013. évi szociális hozzájárulási adó változásból eredő kiadási megtakarításait a XLII. A költségvetés közvetlen bevételei és kiadásai fejezet 5. Költségvetési befizetések cím 2. Munkahelyvédelmi akciótervvel összefüggő befizetések alcím 2. Helyi önkormányzati költségvetési szervek jogcímcsoport előirányzata javára kell befizetni és elszámolni.

(8) A Kincstár a (6)–(7) bekezdésekben foglalt befizetési kötelezettséggel érintett önkormányzatok számára folyósítandó, a helyi önkormányzatokat megillető támogatások, hozzájárulások havi összegéből a nettó finanszírozás során

a) levonja az önkormányzatot terhelő elmaradt összeget, amennyiben a (6) bekezdésben előírt befizetési kötelezettség tekintetében az elmaradt összeg két havi hozzájárulási kötelezettség összegével megegyezik, vagy azt meghaladja,

b) havonta levonja a (7) bekezdés szerinti esetben az előző havi bérszámfejtés alapján az önkormányzatnál jelentkező kiadási megtakarítás összegét.

(9) Ha a helyi önkormányzatot a (2) bekezdés alapján a nettó finanszírozás keretében megillető adott havi források a (8) bekezdés szerint levonandó összegekre nem nyújtanak fedezetet, vagy az önkormányzatnak 2013.

december 15-én bármilyen elmaradása van a (6) bekezdés szerinti befizetési kötelezettsége tekintetében, a kincstár a meg nem fizetett összegre a kötelezett fizetési számlájára – felhatalmazó nyilatkozatra tekintet nélkül – azonnali beszedési megbízást nyújt be.

V. FEJEZET
A KÖZPONTI ALRENDSZER ÉS AZ ÁLLAMHÁZTARTÁSON KÍVÜLI SZERVEZETEK KAPCSOLATA

16. Az egyházak és társadalmi önszerveződések közcélú és egyéb tevékenységének támogatása

35. § (1) Az Országgyűlés a köznevelési közfeladatot ellátó intézményt fenntartó egyház és belső egyházi jogi személy, társadalmi szervezet, alapítvány, közalapítvány, civil szervezet, országos, területi, települési nemzetiségi önkormányzat, nonprofit gazdasági társaság, gazdasági társaság és a köznevelési feladatot alaptevékenységként végző, a személyi jövedelemadóról szóló törvény hatálya alá tartozó egyéni vállalkozó (a továbbiakban együtt: nem állami köznevelési intézmény fenntartója) részére normatív és egyéb hozzájárulást állapít meg a következők szerint:

a) a nem állami köznevelési intézmény fenntartóját 2013. augusztus 31-éig megillető normatív és egyéb hozzájárulásra a Magyarország 2012. évi központi költségvetéséről szóló 2011. évi CLXXXVIII. törvény (a továbbiakban: 2012. évi költségvetési törvény) 2012. december 31-én hatályos 38. § (1) bekezdés a)–e) és h) pontjának, (2), (3) és (5)–(9) bekezdésének szabályait a b)–s) pontok figyelembevételével kell alkalmazni,

b) a 2012. évi költségvetési törvénynek az a) pont szerinti rendelkezései alkalmazása során a 2012. évi költségvetési törvény 2012. december 31-én hatályos 3. és 8. mellékletében meghatározott normatív hozzájárulás időarányos részét kell figyelembe venni, a 2012. évi költségvetési törvénynek a 2012. december 31-én hatályos 5. mellékletében meghatározott támogatást pedig az oktatásért felelős miniszter rendeletében meghatározottak szerint kell biztosítani,

c) a közoktatási feladat alatt köznevelési, a közoktatási intézmény alatt köznevelési intézményt kell érteni,

d) a közoktatásról szóló 1993. évi LXXIX. törvény (a továbbiakban: Közokt. tv.) 121. § (1) bekezdés 29. pontja alatt a nemzeti köznevelésről szóló 2011. évi CXC. törvény (a továbbiakban: Nkt.) 4. § 25. pontját kell érteni,

e) a Közokt. tv. 28. § (4) bekezdésére történő hivatkozás alatt a nyelvi előkészítő évfolyamot kell érteni,

f) a Közokt. tv. 126. § (4) bekezdésére történő hivatkozást nem kell alkalmazni,

g) a 11/1994. (VI. 8.) MKM rendelet 39/I. §, 39/H. §-ára történő hivatkozás esetében a nevelési-oktatási intézmények működéséről és a köznevelési intézmények névhasználatáról szóló 20/2012. (VIII. 31.) EMMI rendeletnek [a továbbiakban: 20/2012. (VIII. 31.) EMMI rendelet] a Hátrányos Helyzetű Tanulók Arany János Tehetséggondozó Programjára, a Hátrányos Helyzetű Tanulók Arany János Kollégiumi Programjára, és a Halmozottan Hátrányos Helyzetű Tanulók Arany János Kollégiumi-Szakiskolai Programjára vonatkozó rendelkezéseit kell alkalmazni,

h) a szakképzésről szóló 1993. évi LXXVI. törvény alatt a szakképzésről szóló 2011. évi CLXXXVII. törvényt kell érteni,

i) a Közokt. tv. 114. § (2) bekezdése alá tartozó tanulók alatt a köznevelési közfeladatokat térítésmentesen igénybe vevő tanulókat kell érteni,

j) alapfokú művészetoktatási intézmény alatt alapfokú művészeti iskolát kell érteni,

k) a 2012. évi költségvetési törvény 2012. december 31-én hatályos 3. melléklet 15. pont e) alpontját azzal az eltéréssel kell alkalmazni, hogy a normatív hozzájárulásra való jogosultságnak nem feltétele a közoktatás minőségbiztosításáról és minőségfejlesztéséről szóló 3/2002. (II. 15.) OM rendelet 10–14/F. §-ában meghatározott eljárásban a „Minősített alapfokú művészetoktatási intézmény", vagy a „Kiválóra minősített alapfokú művészetoktatási intézmény" cím megszerzése,

l) a 11/1994. (VI. 8.) MKM rendelet 39/C. §-ára történő hivatkozás esetében a 20/2012. (VIII. 31.) EMMI rendeletnek az egész napos iskolára vonatkozó rendelkezéseit kell megfelelően alkalmazni,

m) a Közokt. tv. 42. § (3) bekezdésére történő hivatkozás esetében a szakképzésről szóló 2011. évi CLXXXVII. törvény gyakorlati képzés megszervezésére vonatkozó szabályait kell alkalmazni,

n) a nem köznevelési intézményben szervezett korai fejlesztés és gondozás jogcímén nem igényelhető támogatás,

o) a Közokt. tv. 30/A. § (1) bekezdése alatt az Nkt. 15. § (2)–(5) bekezdését kell érteni,

p) a pedagógiai szakszolgálatokról szóló 4/2012. (I. 19.) OKM rendeletre történő hivatkozás esetében a pedagógiai szakszolgálatokról szóló miniszteri rendelet megfelelő rendelkezéseit kell alkalmazni,

q) a nemzeti, etnikai kisebbségi nevelés, nemzeti, etnikai kisebbségi nevelés-oktatás alatt nemzetiségi nevelést, nemzetiségi nevelést-oktatást kell érteni,

r) a Közokt. tv. 86. § (6) bekezdése és a kiegészítő kisebbségi oktatás alatt a nemzetiségek jogairól szóló 2011. évi CLXXIX. törvénynek a kiegészítő nemzetiségi oktatásra vonatkozó szabályait kell érteni,
s) a Közokt. tv. és végrehajtási rendeletei alatt az Nkt.-t és végrehajtási rendeleteit is érteni kell,
t) a nem állami köznevelési intézmény finanszírozására 2013. szeptember 1-jétől a (2) bekezdése szerinti törvényben meghatározott szabályokat kell alkalmazni.

(2) A Kormány a nem állami köznevelési intézmény 2013. szeptember 1-jétől alkalmazandó törvényi finanszírozási szabályait 2013. március 31-éig dolgozza ki és nyújtja be az Országgyűlés részére.

(3) Az Országgyűlés a szociális, gyermekjóléti, gyermekvédelmi közfeladatot ellátó intézményt, szolgáltatást fenntartó egyház és belső egyházi jogi személy, társadalmi szervezet, alapítvány, közalapítvány, civil szervezet, országos nemzetiségi önkormányzat, nonprofit gazdasági társaság, gazdasági társaság és a humánszolgáltatást alaptevékenységként végző, a személyi jövedelemadóról szóló törvény hatálya alá tartozó egyéni vállalkozó (a továbbiakban együtt: nem állami szociális fenntartó) részére támogatást állapít meg a következők szerint:
a) a támogatás a nem állami szociális fenntartót a települési önkormányzatok 2. melléklet III. pont 3. b)–l) alpontjában meghatározott támogatásaival azonos jogcímeken, összegben és feltételek mellett illeti meg,
b) – a hajléktalanok átmeneti intézményei kivételével – a nem állami szociális fenntartó, ha a Szoctv. 57. § (2) bekezdése és a Gyvt. 15. § (3) bekezdése a), illetve b) pontja szerinti feladatot lát el, a 8. melléklet szerinti támogatásra jogosult,
c) a személyes gondoskodást nyújtó szociális, gyermekjóléti, gyermekvédelmi közfeladatot ellátó intézményt, szolgáltatást fenntartó gazdasági társaságot – ide nem értve a nonprofit gazdasági társaságot – és egyéni vállalkozót az a) és b) pont szerinti támogatás 30%-ának megfelelő támogatás illeti meg.

(4) A Szoctv. 4. § (1) bekezdés m) pont mb) alpontjában és a Gyvt. 5. § s) pont sb) alpontjában meghatározott szociális és gyermekjóléti, gyermekvédelmi közfeladatot ellátó intézményt fenntartó egyház és belső egyházi jogi személy az egyházak hitéleti és közcélú tevékenységének anyagi feltételeiről szóló törvény szerinti kiegészítő támogatásra jogosult. E kiegészítő támogatás mértéke a (3) bekezdés a) és b) pont szerinti támogatás 57,9%-a.

(5) A nem állami szociális fenntartó a (3) bekezdés alapján megállapított támogatás teljes összegét a folyósítást követő 15 napon belül köteles annak az intézménynek átadni, amelyre tekintettel a támogatás megállapítására sor került.

(6) Az egyház és a belső egyházi jogi személy a (4) bekezdés szerinti kiegészítő támogatást köteles elkülönítetten nyilvántartani és a támogatás teljes összegét a humánszolgáltatást ellátó intézményei, illetve azok humánszolgáltatásai támogatására fordítani.

(7) A (3) bekezdés szerinti támogatás és a (4) bekezdés szerinti kiegészítő támogatás elszámolása – a Kormány rendeletében meghatározott eljárási szabályok szerint – a XX. Emberi Erőforrások Minisztériuma fejezet terhére, illetve javára történik.

(8) A nem állami szociális fenntartó – ha 2012. december 31-én működési engedéllyel rendelkezett és normatív állami hozzájárulásra volt jogosult – 2013. január és február hónapra a Kormány rendeletében meghatározott eljárási szabályok szerinti elszámolás mellett a 2012. évi december hónapra tekintettel folyósított normatív állami hozzájárulással azonos összegű támogatásra jogosult. Az egyház és a belső egyházi jogi személy e támogatás után járó kiegészítő támogatására a (4) és (6) bekezdést alkalmazni kell.

(9) Az önkormányzati tűzoltóság a fenntartásához és működéséhez az átvállalt feladattal arányos állami támogatást a tűz elleni védekezésről, a műszaki mentésről és a tűzoltóságról szóló 1996. évi XXXI. törvény 41. § (5) bekezdése és 34. § (1) és (3) bekezdése alapján a XIV. Belügyminisztérium fejezet, 20. cím, 10. Önkormányzati tűzoltóságok normatív támogatása alcím előirányzatából a következő feltételek és normatívák szerint veheti igénybe:
a) valamennyi önkormányzati tűzoltóság a készenléti szolgálat működéséhez azonos összegű, 22,0 millió forint alaptámogatásra jogosult,
b) az a) pont szerint felosztott támogatás után megmaradó előirányzatból minden önkormányzati tűzoltóság az általa ellátott vonulási terület veszélyeztetettsége mértékét kifejező, jogszabályban rögzített elvek alapján meghatározott pontszámok arányában részesül.

36. § A személyi jövedelemadó meghatározott részének az adózó rendelkezése szerinti felhasználásáról szóló 1996. évi CXXVI. törvény 4/A. § (1) bekezdés b) pontja alapján kijelölt előirányzat-felhasználási célja a 2013. évi személyi jövedelemadó-rendelkezéseknél a Nemzeti Tehetség Program. Felhasználása a 2014. évi költségvetési törvényben kerül megtervezésre.

37. § (1) Az I. Országgyűlés fejezet, 8. Pártok támogatása címben meghatározott pártok a pártok működéséről és gazdálkodásáról szóló törvény (a továbbiakban: Párttörvény) alapján részesülnek támogatásban.

(2) Az I. Országgyűlés fejezet, 9. Pártalapítványok támogatása cím terhére a pártok működését segítő tudományos, ismeretterjesztő, kutatási, oktatási tevékenységet végző alapítványok a Párttörvény rendelkezései szerint részesülnek támogatásban.

VI. FEJEZET
ÁLLAMI KEZESSÉG- ÉS GARANCIAVÁLLALÁS, VISZONTGARANCIA-VÁLLALÁS ÉS KEZESI HELYTÁLLÁS

38. § (1) A Kormány a 2013. évben együttesen 100 000,0 millió forint összegű új egyedi állami kezesség és állami garancia vállalására adhat felhatalmazást.

(2) Az (1) bekezdésben meghatározott keretösszeg – a járulékos hitelköltségek és az árfolyamváltozás miatt bekövetkező emelkedést kivéve – kizárólag az Országgyűlés jóváhagyásával léphető túl.

(3) A Nemzetközi Újjáépítési és Fejlesztési Banktól (Világbank), az Európai Beruházási Banktól (EIB), az Európai Újjáépítési és Fejlesztési Banktól (EBRD), a német Újjáépítési és Hitelbanktól (KfW), az Északi Beruházási Banktól (NIB), illetve az Európa Tanács Fejlesztési Bankjától (CEB) felveendő hitelekhez vállalható egyedi állami kezességek és állami garanciák nem terhelik az (1) bekezdés szerinti keretösszeget.

39. § (1) A 2013. évben vállalt kiállítási garanciák és kiállítási viszontgaranciák együttes, a vállalás időpontjában forintra átszámított állománya az év egyetlen napján sem haladhatja meg a 320 000,0 millió forintot.

(2) A Kormány a 2013. évben 50 000,0 millió forint összegű, a vasúti közlekedésről szóló 2005. évi CLXXXIII. törvény 29/A. §-a szerinti állami kezesség melletti forrásbevonásra adhat felhatalmazást.

40. § (1) A Magyar Fejlesztési Bank Zrt. (a továbbiakban: MFB Zrt.) állami kezesség mellett forrásszerzés céljából felvett hiteleinek, kölcsöneinek, illetve kötvénykibocsátásainak együttes állománya a 2013. év folyamán legfeljebb 1 800 000,0 millió forint lehet.

(2) A Kormány határozata alapján az MFB Zrt. által nyújtott hitelfinanszírozásból származó, valamint harmadik fél javára vállalt készfizető kezességből és bankgaranciából származó kötelezettségek együttes állománya a 2013. év folyamán legfeljebb 600 000,0 millió forint lehet.

(3) Az MFB Zrt. által forrásszerzés céljából felvett – euróban meghatározott – éven túli lejáratú hitelekhez és kölcsönökhöz, valamint kibocsátott kötvényekhez kapcsolódóan a Kormány határozata alapján vállalható árfolyam fedezeti megállapodás által fedezett források forintban számított együttes állománya a 2013. év folyamán legfeljebb 1 800 000,0 millió forint lehet.

(4) Az (1)–(3) bekezdésben meghatározott kereteket a tényleges állományok az év egyetlen napján sem haladhatják meg.

41. § (1) A Magyar Export-Import Bank Részvénytársaságról és a Magyar Exporthitel Biztosító Részvénytársaságról szóló 1994. évi XLII. törvény (a továbbiakban: Etv.) 7. § (1) bekezdés a) pontja szerinti felső határ 1 200 000,0 millió forint.

(2) Az Etv. 7. § (1) bekezdés b) pontja szerinti felső határ 350 000,0 millió forint.

(3) Az Etv. 7. § (1) bekezdés c) pontja szerinti felső határ 500 000,0 millió forint.

42. § (1) A Garantiqa Hitelgarancia Zrt. által vállalt készfizető kezesség mögött – jogszabályban meghatározott feltételek mellett – a (2)–(8) bekezdés szerint az állam visszavonhatatlan viszontgaranciája áll fenn.

(2) Az (1) bekezdés szerinti viszontgarancia mértéke a Garantiqa Hitelgarancia Zrt. által vállalt készfizető kezesség érvényesítéséből a társaságot terhelő fizetési kötelezettség 85%-a.

(3) A Garantiqa Hitelgarancia Zrt. az (1) bekezdés szerinti viszontgaranciával a kis- és középvállalkozások, valamint a Munkavállalói Résztulajdonosi Program megvalósítására – a Munkavállalói Résztulajdonosi Programról szóló törvény alapján – létrejövő szervezetek legfeljebb 25 év lejáratú hitel-, kölcsönszerződésből, bankgarancia-szerződésből és termelési célú eszközbeszerzéshez kapcsolódó pénzügyi lízingszerződésből, továbbá faktoringszerződésből eredő kötelezettségéért vállalhat készfizető kezességet azzal, hogy a készfizető kezességvállalás legfeljebb egyéves futamidejű faktoringügyletekhez kapcsolódhat.

(4) Az (1) bekezdés szerinti viszontgarancia kiterjed a Garantiqa Hitelgarancia Zrt.-nek a tőkepiacról szóló törvény alapján működő kockázati tőkealapnak gazdasági társaságban fennálló kockázati tőkebefektetése értékesítéséből származó

követelés 50%-áért vállalt készfizető kezességére is. A készfizető kezességgel biztosított követelés mértéke nem haladhatja meg a tulajdonszerzésre fordított összeg 50%-át.

(5) A készfizető kezesi szerződés jogosultja lehet

a) pénzügyi intézmény,

b) kockázati tőkealap,

c) a Magyar Vállalkozásfejlesztési Alapítvány az Országos Mikrohitel Alapból történő pénzkölcsön nyújtása esetén,

d) a megyei és fővárosi vállalkozásfejlesztési alapítványok mikrohitelezési tevékenység esetén.

(6) A Garantiqa Hitelgarancia Zrt. által az (1) bekezdés szerinti állami viszontgarancia mellett vállalt készfizető kezesség állománya 2013. december 31-én nem haladhatja meg az 550 000,0 millió forintot.

(7) A Garantiqa Hitelgarancia Zrt. által az (1) bekezdés szerinti állami viszontgaranciával vállalt készfizető kezesség érvényesítése esetén – törvény eltérő rendelkezésének hiányában – a társaság köteles minden szükséges jogcselekményt megtenni a vállalkozással szemben fennálló, reá átszálló követelés behajtására. A központi költségvetést illeti meg a társaság által behajtott – a behajtási költségekkel csökkentett – összegnek az érvényesített állami viszontgarancia mértékével megegyező százalékban kifejezett arányos része.

(8) Ha a készfizető kezességvállalás biztosítékaként a Garantiqa Hitelgarancia Zrt. biztosítást köt, a biztosító intézet térítése behajtási bevételnek minősül, és arra a (7) bekezdés szabályai az irányadók.

(9) A Garantiqa Hitelgarancia Zrt. az (1) bekezdés szerinti ügyletek bevételeit, és az ezen ügyletekhez kapcsolódó költségeket és ráfordításokat elkülönítetten köteles nyilvántartani, és az éves beszámoló kiegészítő mellékletében bemutatni.

43. § (1) Az Agrár-Vállalkozási Hitelgarancia Alapítvány (e § alkalmazásában a továbbiakban: Alapítvány) által vállalt készfizető kezesség mögött – jogszabályban meghatározott feltételek mellett – a (2)–(7) bekezdés szerint az állam visszavonhatatlan viszontgaranciája áll fenn.

(2) Az (1) bekezdés szerinti viszontgarancia mértéke az Alapítvány által vállalt készfizető kezesség érvényesítéséből az Alapítványt terhelő fizetési kötelezettség 85%-a.

(3) Az (1) bekezdésben vállalt állami viszontgarancia a mezőgazdasági tőkepótló hitelekre és az 1999. január 1-je után vállalt készfizető kezességek érvényesítésére vonatkozik.

(4) Az Alapítvány a természetes személyek, a gazdasági társaságok, a közhasznú társaságok, a szövetkezetek, a magánvállalkozások legfeljebb 25 év lejáratú hitel-, kölcsönszerződésből, bankgarancia-szerződésből, termelési célú eszközbeszerzéshez kapcsolódó pénzügyi lízingszerződésből, továbbá faktoringszerződésből eredő kötelezettségéért vállalhat készfizető kezességet azzal, hogy a készfizető kezességvállalás legfeljebb egyéves futamidejű faktoringügyletekhez kapcsolódhat.

(5) A készfizető kezesi szerződés jogosultja lehet

a) pénzügyi intézmény,

b) a Magyar Vállalkozásfejlesztési Alapítvány az Országos Mikrohitel Alapból történő pénzkölcsön nyújtása esetén,

c) a megyei és fővárosi vállalkozásfejlesztési alapítvány mikrohitelezési tevékenység esetén.

(6) Az Alapítvány által az (1) bekezdés szerinti viszontgarancia mellett vállalt készfizető kezesség állománya 2013. december 31-én nem haladhatja meg a 105 000,0 millió forintot.

(7) Az Alapítvány által az (1) bekezdés szerinti állami viszontgaranciával vállalt készfizető kezesség érvényesítése esetén – törvény eltérő rendelkezésének hiányában – az Alapítvány köteles minden szükséges jogcselekményt megtenni a reá átszálló követelés behajtására. A központi költségvetést illeti meg az Alapítvány által behajtott – a behajtási költségekkel csökkentett – összegnek az érvényesített állami viszontgarancia mértékével megegyező százalékban kifejezett arányos része.

44. § (1) Az állam készfizető kezesként felel a Diákhitel Központ Zrt. azon fizetési kötelezettségeiért, amelyek a belföldről és külföldről, a diákhitelezési rendszer finanszírozása érdekében felvett hiteleiből, kölcsöneiből és kötvénykibocsátásaiból erednek.

(2) A Diákhitel Központ Zrt. az (1) bekezdés szerinti kötelezettségei biztosítékaként az állami készfizető kezességvállaláson túl a hitelező további biztosíték előírására nem köteles.

(3) Az állami kezességvállalásért a Diákhitel Központ Zrt.-nek kezességvállalási díjat nem kell fizetnie.

(4) A Diákhitel Központ Zrt. éves finanszírozási tervét az államháztartásért felelős miniszter hagyja jóvá.

45. § (1) Ha az államnak szerződéssel, illetve jogszabállyal vállalt kezesség- vagy viszontgarancia érvényesítéséből – a 46. § szerinti viszontgarancia kivételével – olyan fizetési kötelezettsége keletkezik, amely nem szerepel az 1. mellékletben, azt a XLII. A költségvetés közvetlen bevételei és kiadásai fejezet, 33. Állam által vállalt kezesség és viszontgarancia érvényesítése cím terhére kell teljesíteni.

(2) Az Államadósság Kezelő Központ Zrt.-nek az állami kezesség, garancia melletti forrásbevonással kapcsolatos feladatokban történő közreműködésért fizetendő díjat a XLII. A költségvetés közvetlen bevételei és kiadásai fejezet, 32. cím, 1. Vegyes kiadások alcím terhére kell teljesíteni.

(3) A (2) bekezdésben meghatározott kiadások összegével a fejezet tervezett kiadása túlléphető.

46. § (1) A Magyar Vállalkozásfinanszírozási Zrt. (e § alkalmazásában a továbbiakban: MV Zrt.) által – jogszabályban meghatározott feltételek mellett – vállalt készfizető kezesség, illetve garancia érvényesítéséből a társaságot terhelő fizetési kötelezettségek 100%-a mögött a (2)–(6) bekezdésben meghatározottak szerint az állam visszavonhatatlan viszontgaranciája áll fenn.

(2) Az MV Zrt. az (1) bekezdés szerinti viszontgaranciával a mikro-, kis- és középvállalkozások legfeljebb 25 év lejáratú hitelszerződésein alapuló kötelezettségek legfeljebb 85%-áig vállalhat készfizető kezességet, illetve garanciát.

(3) Az MV Zrt. által a Gazdaságfejlesztés Operatív Program Pénzügyi eszközök prioritási tengelyében, illetve a Közép-magyarországi Operatív Program A tudásalapú gazdaság innováció- és vállalkozásorientált fejlesztése prioritási tengelyében a Garanciaeszközökre vállalt készfizető kezesség, illetve garancia állománya 2013. december 31-én nem haladhatja meg a 300 000,0 millió forintot.

(4) Az (1) bekezdés szerinti viszontgarancia érvényesítéséből eredő fizetési kötelezettséget a forrást biztosító azonos előirányzatból a XIX. Uniós fejlesztések fejezet, 2. cím, 4. alcím, 1. Gazdaságfejlesztés Operatív Program jogcímcsoport, vagy a 2. cím, 4. alcím, 29. Közép-magyarországi Operatív Program jogcímcsoport terhére kell teljesíteni.

(5) Ha a (4) bekezdésben meghatározott előirányzat a viszontgarancia érvényesítéséből eredő fizetési kötelezettség teljesítéséhez nem elegendő, a további kifizetések forrásának biztosítása során is fenn kell tartani az Európai Unió költségvetéséből származó támogatás és az ahhoz kapcsolódó hazai társfinanszírozás eredeti előirányzatnak megfelelő arányát.

(6) Az (1)–(3) bekezdés szerinti kezesség, illetve garancia érvényesítéséből származó, az MV Zrt. által behajtott követelés összege a Gazdaságfejlesztés Operatív Program, illetve a Közép-magyarországi Operatív Program forrását növeli.

VII. FEJEZET
A KÖZPONTI ALRENDSZER KÖLTSÉGVETÉSÉNEK VÉGREHAJTÁSÁVAL KAPCSOLATOS VEGYES RENDELKEZÉSEK

47. § (1) Nem terjed ki a tervezési, az előirányzat-módosítási és -felhasználási, a beszámolási, az információszolgáltatási és az ellenőrzési kötelezettsége és joga

a) az I. Országgyűlés fejezeten belül az Országgyűlés Hivatala főigazgatójának – mint a fejezetet irányító szerv vezetőjének – az I. Országgyűlés fejezet, 5. Közbeszerzési Hatóság cím, a 8–9., 10. címben megjelölt támogatások, valamint a 20. Pénzügyi Szervezetek Állami Felügyelete cím, 21. Nemzeti Adatvédelmi és Információszabadság Hatóság cím, 22. Egyenlő Bánásmód Hatóság cím,

b) a XI. Miniszterelnökség fejezeten belül a miniszterelnökséget vezető államtitkárnak – mint a fejezetet irányító szerv vezetőjének – a XI. Miniszterelnökség fejezet 6. Kormányzati Ellenőrzési Hivatal cím

előirányzataira.

(2) Az (1) bekezdésben megjelölt jogokat és kötelezettségeket

a) az I. Országgyűlés fejezet,

aa) 5. Közbeszerzési Hatóság cím felett a Közbeszerzési Hatóság elnöke,

ab) a 20. Pénzügyi Szervezetek Állami Felügyelete cím felett a Pénzügyi Szervezetek Állami Felügyeletének elnöke,

ac) a 21. Nemzeti Adatvédelmi és Információszabadság Hatóság cím felett a Nemzeti Adatvédelmi és Információszabadság Hatóság elnöke,

ad) a 22. Egyenlő Bánásmód Hatóság cím felett az Egyenlő Bánásmód Hatóság elnöke,

b) a XI. Miniszterelnökség fejezet 6. Kormányzati Ellenőrzési Hivatal cím esetében a Kormányzati Ellenőrzési Hivatal elnöke

gyakorolja.

(3) A kormányhivatalok tekintetében az (1) bekezdésben meghatározott jogokat és kötelezettségeket a kormányhivatal vezetője gyakorolja.

(4) A VI. Bíróságok fejezetnél a fejezetet irányító szerv vezetője az Országos Bírósági Hivatal elnöke.

(5) A IX. Helyi önkormányzatok támogatásai fejezet esetében a helyi önkormányzatokért felelős miniszter, a XLII. A költségvetés közvetlen bevételei és kiadásai fejezet esetében az államháztartásért felelős miniszter, a XLIII. Az állami vagyonnal kapcsolatos bevételek és kiadások fejezet esetében az állami vagyon felügyeletéért felelős miniszter, a XLIV. A Nemzeti Földalappal kapcsolatos bevételek és kiadások fejezet esetében az agrárpolitikáért felelős miniszter gyakorolja az (1) bekezdésben meghatározott jogokat és kötelezettségeket.

(6) A XIX. Uniós fejlesztések fejezet tekintetében a fejezetet irányító szerv vezetőjének az (1) bekezdésben megjelölt jogait és kötelezettségeit a Nemzeti Fejlesztési Ügynökség elnöke, szabályozási jogait és kötelezettségeit a fejlesztéspolitikáért felelős miniszter gyakorolja.

(7) A XVI. Nemzeti Adó- és Vámhivatal fejezet tekintetében a fejezetet irányító szerv vezetőjének az (1) bekezdésben megjelölt jogait és kötelezettségeit a NAV elnöke, szabályozási jogait és kötelezettségeit az adópolitikáért felelős miniszter gyakorolja.

(8) Az I. Országgyűlés fejezet, 8–9. és 10. címben, a X. Közigazgatási és Igazságügyi Minisztérium fejezet 24. címében, a XI. Miniszterelnökség fejezet 7. címében, a XX. Emberi Erőforrások Minisztériuma fejezet, 21. címében megjelölt támogatások folyósításáról az államháztartásért felelős miniszter gondoskodik.

48. § (1) A teljes, 40 186,8 millió forint összegű kötelezettségvállalási keret-előirányzat, és az ahhoz kapcsolódó központi költségvetési finanszírozás együttes összegének kötelezettségvállalással nem terhelt része 75%-os mértékéig vállalható 2013. évben az Európai Gazdasági Térség Finanszírozási Mechanizmus és a Norvég Finanszírozási Mechanizmus 2009–2014. évi programokra, projektekre vonatkozó tárgyévi és éven túli fizetési kötelezettség.

(2) A teljes, 30 775,7 millió forint összegű kötelezettségvállalási keret-előirányzat és az ahhoz kapcsolódó központi költségvetési finanszírozás együttes összegének kötelezettségvállalással nem terhelt része mértékéig vállalható a 2013. évben a Svájci–Magyar Együttműködési Program által támogatott programokra, projektekre vonatkozó tárgyévi és éven túli fizetési kötelezettség.

(3) Az Európai Bizottság és Magyarország Kormánya által elfogadott Nemzeti Stratégiai Referenciakeret forrásaiból finanszírozott programok, projektek esetén a 6. mellékletben a 2007–2013. évekre meghatározott és még kötelezettségvállalással nem terhelt európai uniós kötelezettségvállalási keret-előirányzat és az ahhoz kapcsolódó központi költségvetési finanszírozás együttes összegéig vállalható tárgyévi és éven túli fizetési kötelezettség.

(4) Az Európai Bizottság és Magyarország Kormánya által elfogadott Európai Mezőgazdasági és Vidékfejlesztési Alap forrásaiból finanszírozott programok, projektek esetén a 6. mellékletben a 2007–2013. évekre meghatározott és még kötelezettségvállalással nem terhelt európai uniós kötelezettségvállalási keret-előirányzat és az ahhoz kapcsolódó központi költségvetési finanszírozás együttes összegéig vállalható tárgyévi és éven túli fizetési kötelezettség. A kötelezettségvállalást az (5) bekezdésben foglaltakra tekintettel kell megtenni.

(5) Az Európai Mezőgazdasági és Vidékfejlesztési Alap keretében feltételhez nem kötött kötelezettség akkor vállalható, ha az abból eredő kifizetés legkésőbb 2015. évben teljesülhet. A Tanács 1698/2005/EK rendeletének hatálya alá tartozó, a 2015. évet követően kiadással járó többéves kötelezettség csak akkor vállalható, ha a 2015. évet követő kiadások az Európai Unió költségvetéséből finanszírozott részének fedezetéül szolgáló forrás az Európai Unió 2013. év utáni pénzügyi keretterveiben, illetve az éves költségvetéseiben rendelkezésre áll.

(6) Az Európai Bizottság és Magyarország Kormánya által elfogadott Halászati Operatív Program forrásaiból finanszírozott programok, projektek esetén a 6. mellékletben a 2007–2013. évekre meghatározott és még kötelezettségvállalással nem terhelt európai uniós kötelezettségvállalási keret-előirányzat és az ahhoz kapcsolódó központi költségvetési finanszírozás együttes összegéig vállalható tárgyévi és éven túli fizetési kötelezettség.

(7) Az európai uniós tagsághoz kapcsolódó támogatások maradéktalan felhasználása érdekében az államháztartásért felelős miniszter egyetértésével az (1)–(4) és (6) bekezdésben meghatározott mértéken túl is vállalható tárgyévi és éven túli fizetési kötelezettség.

(8) A XIX. Uniós fejlesztések fejezet, 2. cím, 4. alcím, 1. Gazdaságfejlesztés Operatív Program jogcímcsoporton, valamint a XIX. Uniós fejlesztések fejezet, 2. cím, 4. alcím, 29. Közép-magyarországi Operatív Program jogcímcsoporton belül a JEREMIE-típusú pénzügyi eszközök végrehajtása során megtérült visszatérítendő támogatásokból származó bevételek a Gazdaságfejlesztés Operatív Program, és a Közép-magyarországi Operatív Program forrását növelik, amelyre tárgyévi és éven túli fizetési kötelezettség vállalható a pénzügyi eszközökre vonatkozó közösségi szabályok

szerint, kizárólag a Gazdaságfejlesztés Operatív Program 4. pénzügyi eszközök prioritás, és a Közép-magyarországi Operatív Program 1.3. intézkedés keretében.

49. § Az Európai Mezőgazdasági és Vidékfejlesztési Alap, Európai Halászati Alap és az Európai Mezőgazdasági és Garancia Alap által támogatott programok és intézkedések finanszírozásával összefüggő kockázatok kezelésére képzett céltartalékot árfolyam-ingadozás esetén a XII. Vidékfejlesztési Minisztérium fejezet, 20. cím, 7. alcím, 1. Uniós programok árfolyam-különbözete jogcímcsoport előirányzata, egyéb esetben a XII. Vidékfejlesztési Minisztérium fejezet, 20. cím 7. alcím 2. Egyéb EU által nem térített kiadások jogcímcsoport finanszírozza, és kizárólag a jogszabályban meghatározott célokra használható fel.

50. § Az Európai Területi Együttműködés célkitűzés keretében a 2007–2013 programozási időszakban megvalósuló programok, projektek esetében az államháztartásért felelős miniszter egyetértése esetén vállalható az irányadó programkeret hazai projektpartnerekre eső részének kötelezettségvállalással még nem terhelt részét meghaladó mértékű tárgyévi és éven túli fizetési kötelezettség akkor, ha az adott programban részes minden további partnerország biztosítja az arányos mértékű többletkötelezettség-vállalás lehetőségét saját projektpartnerei számára.

51. § A 2013 januárjában a társadalombiztosítási nyugellátásról szóló 1997. évi LXXXI. törvény 62. § (1)–(2) bekezdése alapján esedékes nyugdíjemelés meghatározásánál 5,2%-os fogyasztói árnövekedést kell figyelembe venni.

52. § A szociális hozzájárulási adó 2013-ban megfizetett összegének 100%-a az Ny. Alapot illeti meg. A szociális hozzájárulási adó megfizetett összegét a NAV a jogosult számlájára naponta átutalja.

53. § (1) A közszolgálati tisztviselőkről szóló 2011. évi CXCIX. törvény 132. § szerinti illetményalap a 2013. évben 38 650 forint.

(2) A költségvetési szervek által foglalkoztatottak éves kafetériakerete illetve kafetéria rendszert nem alkalmazó szervek esetében az egy foglalkoztatottnak éves szinten – az Önkéntes Kölcsönös Biztosító Pénztárakról szóló 1993. évi XCVI. törvényre is figyelemmel, a személyi jövedelemadóról szóló 1995. évi CXVII. törvény 71. § (1) bekezdés a)–f) pontjában és (3) bekezdésében meghatározott juttatások – együttes összege a 2013. évben nem haladhatja meg a bruttó 200 000 forintot, amely összeg fedezetet biztosít az egyes juttatásokhoz kapcsolódó, a juttatást teljesítő munkáltatót terhelő közterhek megfizetésére is.

54. § (1) A Kjt.

a) 66. § (1) bekezdése szerinti, a közalkalmazotti fizetési osztályok első fizetési fokozatához tartozó illetmény garantált összegét, és a növekvő számú fizetési fokozatokhoz tartozó – az első fizetési fokozat garantált illetményére épülő – legkisebb szorzószámokat a 2013. évre a 7. melléklet tartalmazza,

b) 69. §-a szerinti illetménypótlék számítási alapja a 2013. évben 20 000 forint.

(2) A Kjt. 77. § (1) bekezdése szerinti feltételek fennállása esetén nyújtott kereset-kiegészítés a 2013. évben a keresetbe tartozó juttatások előző évi bázis előirányzatának 2%-a. Fel nem használt előirányzata kizárólag a keresetbe tartozó juttatások emelésére fordítható. Ez a rendelkezés nem vonatkozik a Közokt. tv. 118. § (12)–(14) bekezdésében szabályozott esetekre, az állami felsőoktatási intézményekre, a központi és a köztestületi költségvetési szervként működő kutatóközpontokra, kutatóintézetekre, és a Magyar Tudományos Akadémiához tartozó kutatást kiegészítő akadémiai köztestületi és központi költségvetési szervekre.

55. § (1) A bírák jogállásáról és javadalmazásáról szóló 2011. évi CLXII. törvény 169. § (2) bekezdése szerinti bírói illetményalap a 2013. évben 391 600 forint.

(2) A legfőbb ügyész, az ügyészek és más ügyészségi alkalmazottak jogállásáról és az ügyészi életpályáról szóló 2011. évi CLXIV. törvény 59. § (3) bekezdése szerinti ügyészi illetményalap a 2013. évben 391 600 forint.

(3) A jogi segítségnyújtásról szóló 2003. évi LXXX. törvény 1. § (3) bekezdése szerinti jogi segítői óradíj a 2013. évben 3000 forint.

(4) Az ügyvédekről szóló 1998. évi XI. törvény 131. § (2) bekezdése szerinti kirendelt ügyvédi óradíj a 2013. évben 3000 forint.

56. § (1) A Gyvt. 66/F. § (2) bekezdése szerinti nevelőszülői díj legalacsonyabb összege – gyermekenként, fiatal felnőttenként – a 2013. évben 15 000 forint/hó.

(2) A Gyvt. 66/L. § (1) bekezdése szerinti hivatásos nevelőszülői díj legalacsonyabb összege a 2013. évben 135 000 forint/hó.

(3) A Gyvt. 20/A. § (2) bekezdése szerinti támogatás esetenkénti összege a 2013. évben gyermekenként 5800 forint.

(4) A Gyvt. 20/B. § (5) bekezdése szerinti pótlék esetenkénti összege a 2013. évben gyermekenként 8400 forint.

(5) A Szoctv. 38. § (3) bekezdésében meghatározott, a lakásfenntartás egy négyzetméterre jutó elismert havi költsége a 2013. évben 450 forint.

(6) A fiatalok életkezdési támogatásáról szóló 2005. évi CLXXIV. törvény 4. § (2) bekezdés a) pontja szerinti első utalási összeg 42 500 forint, b) pontja szerinti második és harmadik utalási összeg 44 600-44 600 forint, ha a gyermek a 2013. évben született.

(7) A Szoctv. 43/A. § (4) bekezdésében meghatározott szakértői díj összege a 2013. évben esetenként 20 000 forint.

(8) A Szoctv. 44. § (1) bekezdése szerinti ápolási díj havi alapösszege a 2013. évben 29 500 forint.

(9) A szakképzési hozzájárulásról és a képzés fejlesztésének támogatásáról szóló 2011. évi CLV. törvény 8. § (1) bekezdésében meghatározott alapnormatíva összege a 2013. évben 440 000 forint/fő/év.

57. § A Közokt. tv. 118. § (13) bekezdésében meghatározott, kiemelt munkavégzésért járó kereset-kiegészítés számítási alapja a 2013. évben 5250 forint/fő/hónap.

58. § (1) A kárpótlási jegyek életjáradékra váltásáról szóló 1992. évi XXXI. törvény (a továbbiakban: Éltv.) 7. § (1) bekezdése, a Párizsi Békeszerződésről szóló 1947. évi XVIII. törvény 27. cikke 2. pontjában foglaltak végrehajtásáról szóló 1997. évi X. törvény 2. § (4) bekezdése, és a termőföld állam által életjáradék fizetése ellenében történő megszerzésének ötödik üteméről szóló 259/2009. (XI. 23.) Korm. rendelet (a továbbiakban: TéR.) alapján az életjáradék összege 2013. március 1-jétől az előző évben megvalósult átlagos nyugdíjemelés százalékos mértékével emelkedik.

(2) Az Éltv. és a TéR. alapján a 2013. március 1-je után az életjáradék összegét az Éltv. és a TéR. mellékletében meghatározott összeg (1) bekezdés szerinti növekménye figyelembevételével kell megállapítani.

59. § (1) A Szoctv. 50/A. § (8) bekezdése szerinti egyéni gyógyszerkeret havi összege a 2013. évben 12 000 forint.

(2) A Szoctv. 50/A. § (9) bekezdése szerinti eseti keret éves összege a 2013. évben 6000 forint.

60. § A Paksi Atomerőmű Zrt. 2013. évi befizetési kötelezettsége a Központi Nukleáris Pénzügyi Alapba 19 329,4 millió forint, amelyet havonta egyenlő részletekben köteles átutalni az Alap számlájára.

61. § (1) Az Éhvt. 13. §-a szerinti felügyeleti díj mértéke a projekt jogszabály alapján jóváhagyott Tervdokumentumában létrehozni tervezett minden egyes kibocsátáscsökkentési egység után 38 forint.

(2) A villamos energiáról szóló 2007. évi LXXXVI. törvény 147. § (1) bekezdése szerinti szénipari szerkezetátalakítási támogatás mértéke 0,19 forint/kWh.

(3) A villamos energiáról szóló 2007. évi LXXXVI. törvény 147. § (1) bekezdése szerinti jogszabályban meghatározott személyi kör részére a villamos energiaiparban fennálló vagy eltöltött munkaviszonnyal összefüggésben jogszabálynak megfelelően biztosított kedvezményes árú villamosenergiaellátás támogatása 0,07 forint/kWh.

62. § A XII. Vidékfejlesztési Minisztérium fejezet, 20. cím, 5. alcím, 7. Fejlesztési típusú támogatások jogcímcsoport kiadási előirányzata terhére kell teljesíteni a korábbi évekről áthúzódó agrárberuházások fizetési kötelezettségét, a XII. Vidékfejlesztési Minisztérium fejezet, 20. cím, 5. alcím, 8. Folyó kiadások és jövedelemtámogatások jogcímcsoport kiadási előirányzatáról pedig a folyó költségként elszámolható, megszűnő agrár- és vidékfejlesztési támogatások korábbi években vállalt és 2013. évet terhelő áthúzódó fizetési kötelezettségeit. Ugyancsak a 20. cím, 5. alcím, 8. Folyó kiadások és jövedelemtámogatások jogcímcsoport kiadási előirányzatról kell teljesíteni a kedvezőtlen adottságú térségekben gazdálkodók adósságrendezési programjának 2013. évet terhelő kiadásait is.

63. § (1) Az MFB Zrt. által saját kockázatára nyújtott azon hitelek állománya, amelyekhez a Kormány határozatában forrás- és eszközoldali kamattámogatást biztosít, a 2013. év folyamán legfeljebb 500 000,0 millió forint lehet.

(2) Az (1) bekezdésben meghatározott keretet a tényleges állomány az év egyetlen napján sem haladhatja meg.

64. § A XVII. Nemzeti Fejlesztési Minisztérium fejezet, 20. cím, 33. alcím, 1. Beruházás ösztönzési célelőirányzat jogcímcsoport tekintetében a tárgyéven túli fizetési kötelezettségvállalás állomány összege nem haladhatja meg a 97 500,0 millió forintot. A tárgyévi előirányzaton felül a Kormány egyedi döntése alapján vállalható kötelezettség.

65. § Az Áht. 97. § (3) bekezdésének alkalmazása során a kis összegű követelés értékhatára 100 000 forint.

66. § A mozgóképről szóló 2004. évi II. törvény 13. § (5) bekezdésében meghatározott gyártási költségvetési értékhatár a 2013. évben magyar filmalkotás esetén 307,3 millió forint, magyar részvételű koprodukciós filmalkotás esetén 553,0 millió forint.

67. § (1) A közbeszerzésekről szóló 2011. évi CVIII. törvény (a továbbiakban: Kbt.) 10. § (1) bekezdés b) pontja szerinti nemzeti közbeszerzési értékhatár – kivéve a Kbt. szerinti közszolgáltatói szerződésekre vonatkozó értékhatárt – 2013. január 1-jétől 2013. december 31-éig:

a) árubeszerzés esetében: 8,0 millió forint,

b) építési beruházás esetében: 15,0 millió forint,

c) építési koncesszió esetében: 100,0 millió forint,

d) szolgáltatás megrendelése esetében: 8,0 millió forint,

e) szolgáltatási koncesszió esetében: 25,0 millió forint.

(2) Az (1) bekezdéstől eltérően a Kbt. szerinti közszolgáltatói szerződésekre vonatkozó nemzeti közbeszerzési értékhatár 2013. január 1-jétől 2013. december 31-éig:

a) árubeszerzés esetében: 50,0 millió forint,

b) építési beruházás esetében: 100,0 millió forint,

c) szolgáltatás megrendelése esetében: 50,0 millió forint.

68. § (1) A Kbt. 10. § (1) bekezdés a) pontja szerinti, az árubeszerzésre vonatkozó uniós közbeszerzési értékhatár – kivéve a Kbt. XIV. Fejezete alkalmazásakor a közszolgáltatói szerződésekre vonatkozó értékhatárt – 2013. január 1-jétől 2013. december 31-éig:

a) a Kbt. 6. § (1) bekezdés a) pontjában meghatározott ajánlatkérők esetében, valamint ezen ajánlatkérők esetében a védelem terén beszerzendő árukra akkor, ha a védelem terén a beszerzendő áru a Kbt. 2. mellékletében szerepel: 130 000 euró,

b) a Kbt. 6. § (1) bekezdése szerinti egyéb ajánlatkérő esetében, valamint a 6. § (1) bekezdés a) pontjában meghatározott ajánlatkérők esetében, ha a védelem terén a beszerzendő áru a Kbt. 2. mellékletében nem szerepel: 200 000 euró.

(2) A Kbt. 10. § (1) bekezdés a) pontjában meghatározott, az építési beruházásra vonatkozó uniós közbeszerzési értékhatár – kivéve a Kbt. XIV. Fejezete alkalmazásakor a közszolgáltatói szerződésekre vonatkozó értékhatárt – 2013. január 1-jétől 2013. december 31-éig: 5 000 000 euró.

(3) A Kbt. 10. § (1) bekezdés a) pontja szerinti, az építési koncesszióra vonatkozó uniós közbeszerzési értékhatár 2013. január 1-jétől 2013. december 31-éig: 5 000 000 euró.

(4) A Kbt. 10. § (1) bekezdés a) pontjában meghatározott, a szolgáltatás megrendelésére vonatkozó uniós közbeszerzési értékhatár – kivéve a Kbt. XIV. fejezete alkalmazásakor a közszolgáltatói szerződésekre vonatkozó értékhatárt – 2013. január 1-jétől 2013. december 31-éig:

a) a Kbt. 6. § (1) bekezdés a) pontjában meghatározott ajánlatkérők esetében, ha a szolgáltatás a Kbt. 3. mellékletében szerepel, kivéve a 8. csoportba tartozó kutatási és fejlesztési szolgáltatásokat és az 5. csoportba tartozó 7524, 7525, 7526 számú távközlési szolgáltatásokat: 130 000 euró,

b) a Kbt. 6. § (1) bekezdésében meghatározott egyéb ajánlatkérő esetében, ha a szolgáltatás a Kbt. 3. mellékletében szerepel, kivéve a 8. csoportba tartozó kutatási és fejlesztési szolgáltatásokat és az 5. csoportba tartozó 7524, 7525, 7526 számú távközlési szolgáltatásokat: 200 000 euró,

c) a Kbt. 3. mellékletében a 8. csoportba tartozó kutatási és fejlesztési szolgáltatások és az 5. csoportba tartozó 7524, 7525, 7526 számú távközlési szolgáltatások, valamint a Kbt. 4. melléklete szerinti szolgáltatások esetében: 200 000 euró.

(5) A Kbt. 10. § (1) bekezdés a) pontjában meghatározott, a tervpályázati eljárás lefolytatására vonatkozó uniós közbeszerzési értékhatár – kivéve a Kbt. XIV. fejezete alkalmazásakor a közszolgáltatói szerződésekre vonatkozó értékhatárt – 2013. január 1-jétől 2013. december 31-éig:

a) a (4) bekezdés a)–c) pontjában meghatározott értékhatárok, ha a tervpályázati eljárás eredményeként szolgáltatás megrendelésére kerül sor,

b) a (4) bekezdés a)–c) pontjában meghatározott értékhatárok minden olyan tervpályázati eljárás esetében, amelynek pályázati díja és a pályázóknak fizetendő díjak együttes teljes összege eléri vagy meghaladja ezeket az értékhatárokat.

69. § (1) A 68. §-tól eltérően a Kbt. XIV. Fejezete alkalmazásakor a közszolgáltatói szerződések esetén irányadó, a Kbt. 10. § (1) bekezdés a) pontjában meghatározott uniós közbeszerzési értékhatár 2013. január 1-jétől 2013. december 31-éig:

a) árubeszerzésre, valamint a szolgáltatás megrendelésére 400 000 euró,
b) építési beruházásra 5 000 000 euró.

(2) a Kbt. XIV. fejezete alkalmazásakor a közszolgáltatói szerződések esetén irányadó, a Kbt. 10. § (1) bekezdés a) pontja szerinti, a tervpályázati eljárás lefolytatására vonatkozó uniós közbeszerzési értékhatár 2013. január 1-jétől 2013. december 31-éig:

a) 400 000 euró, ha a tervpályázati eljárás eredményeként szolgáltatás megrendelésére kerül sor,
b) 400 000 euró, ha a tervpályázati eljárás pályázati díja és a pályázóknak fizetendő díjak együttes teljes összege eléri vagy meghaladja ezt az értékhatárt.

(3) Az (1) és (2) bekezdésben, valamint a 68. §-ban meghatározott uniós értékhatárok forintban meghatározott összegeként az Európai Unió Hivatalos Lapjában így közzétett – az Európai Bizottság által kétévente felülvizsgált – összeget kell figyelembe venni.

70. § Az életüktől és szabadságuktól politikai okból jogtalanul megfosztottak kárpótlásáról szóló 1992. évi XXXII. törvény 2. § (1) bekezdésének végrehajtásához a Magyar Köztársaság 2003. évi költségvetéséről szóló 2002. évi LXII. törvény 101. § (11) bekezdés d) pontja alapján nyújtott költségvetési támogatás maradványából a 2013. évben 3284,3 millió forintot a Hadigondozottak Közalapítványa a hadigondozásról szóló 1994. évi XLV. törvényben meghatározott célra használhat fel. Ha a Hadigondozottak Közalapítványánál a kárpótlásra elkülönített összeg a hadigondozási feladatok finanszírozása miatt a 2013. évben nem elegendő a kötelezettségek kifizetésére, a XIII. Honvédelmi Minisztérium fejezet saját előirányzatai terhére az esedékessé váló összegeket a hadigondozási feladatokra tervezett előirányzat (3284,3 millió forint) erejéig átadja a Hadigondozottak Közalapítványa részére.

71. § A szerencsejáték szervezéséről szóló 1991. évi XXXIV. törvény (a továbbiakban: Szjtv.) 27. § (5) bekezdése szerinti koncessziós díj jogszabályi minimuma az Szjtv. 37. § 11. pontja szerinti egységenként a 2013. tárgyévre vonatkozóan a következő:

a) Budapesten és Pest megyében I. kategóriájú játékkaszinó esetében 631,2 millió forint, II. kategóriájú játékkaszinó esetében 368,2 millió forint,
b) az a) pontban foglalt kivétellel I. kategóriájú játékkaszinó esetében 526 millió forint, II. kategóriájú játékkaszinó esetében 52,6 millió forint.

72. § (1) Az állam az 5000 fő lakosságszámot meghaladó település települési önkormányzatának – ideértve a fővárosi önkormányzatot és a kerületi önkormányzatokat is – (a továbbiakban: átvállalással érintett önkormányzat) a (2) és (3) bekezdés szerinti adósságelemei nélkül számított 2012. december 31-i, az átvállalás időpontjában fennálló adósságállománya és ezen adósságnak az átvállalás időpontjáig számított járulékai összegét – a 74. § (3) bekezdésében meghatározott kivétellel – részben átvállalja.

(2) Az állam teljes mértékben átvállalja az 5000 fő lakosságszámot meghaladó település

a) a települési önkormányzatok fekvőbeteg-szakellátó intézményeinek átvételéről és az átvételhez kapcsolódó egyes törvények módosításáról szóló 2012. évi XXXVIII. törvény (a továbbiakban: fekvőbeteg intézmények átvételét szabályozó törvény) 1. mellékletében meghatározott egészségügyi intézmény tulajdonos és fenntartó települési önkormányzatának és a fekvőbeteg intézmények átvételét szabályozó törvény 2. mellékletében meghatározott egészségügyi intézmények által használt vagyon tulajdonos települési önkormányzatának azon működtetéshez és fejlesztéshez kötődő 2012. december 31-i, az átvállalás időpontjában fennálló adósságának és annak az átvállalás időpontjáig számított járulékainak összegét, amely kifejezetten és igazolhatóan a fekvőbeteg intézmények átvételét szabályozó törvény 1. § 2. pontjában meghatározott átvett vagyonhoz kapcsolódóan keletkezett, és
b) az egyes szakosított szociális és gyermekvédelmi szakellátási intézmények állami átvételéről és egyes törvények módosításáról szóló 2012. évi CXCII. törvény (a továbbiakban: szociális és gyermekvédelmi intézmények átvételét szabályozó törvény) 2. § (1) bekezdése alapján átvett intézmény tulajdonos és fenntartó települési

önkormányzatának azon működtetéshez és fejlesztéshez kötődő 2012. december 31-i, az átvállalás időpontjában fennálló adósságának és annak az átvállalás időpontjáig számított járulékainak összegét, amely kifejezetten és igazolhatóan a szociális és gyermekvédelmi intézmények átvételét szabályozó törvény 1. § 2. pontjában meghatározott átvett vagyonhoz kapcsolódóan keletkezett.

(3) Az (1) és (2) bekezdés szerinti átvállalás nem terjed ki

a) az államháztartás központi alrendszeréből és a közvetlenül az Európai Uniótól vagy nemzetközi szervezettől elnyert támogatás előfinanszírozására, valamint az általános forgalmi adó vagy egyéb bevétel megelőlegezésére nevesítetten szolgáló adósságból eredő fizetési kötelezettség teljesítésére, valamint

b) a víziközmű-társulattól az átvállalással érintett önkormányzat által átvett hitelből eredő fizetési kötelezettség teljesítésére.

(4) Az átvállalással érintett (1) bekezdés szerinti adósság a Gst. 3. § (1) bekezdés a)–c) pontjában, a (2) bekezdés szerinti adósság a Gst. 3. § (1) bekezdés a)–b) pontjában foglaltaknak megfelelő – kölcsön- vagy hiteljogviszonyon, hitelviszonyt megtestesítő értékpapíron, továbbá az (1) bekezdés alapján átvállalt adósság esetében váltókibocsátáson alapuló – a hitelintézetekről és a pénzügyi vállalkozásokról szóló törvény szerinti pénzügyi intézmény (a továbbiakban: hitelező) felé fennálló tartozásokat foglalja magában.

(5) Az átvállalással érintett önkormányzat az átvállalással érintett folyószámlahitel és váltó állományát az (1) és (2) bekezdés szerinti átvállalás érdekében a 74. § (6) bekezdése szerinti tételes átvállalásról szóló megállapodás előtt legalább 15 nappal – a kölcsön- vagy hiteljogviszonnyal azonos feltételekkel – működési vagy fejlesztési hitellé alakítja át.

(6) Az átvállalással érintett adósság részét képező, hitelviszonyt megtestesítő értékpapírokat az átvállalással érintett önkormányzatok az átvállalást megelőzően – az adott értékpapírban foglalt pénzügyi kötelezettségek tekintetében azonos feltételekkel – kölcsönjogviszonnyá alakíthatják át. Ennek hiányában az állam az értékpapír lejárat előtti visszaváltásából eredő fizetési kötelezettséget vállalja át és teljesíti. E fizetési kötelezettségét az állam az értékpapír-tulajdonostól történő, az adott értékpapírban foglalt pénzügyi kötelezettségek tekintetében azonos feltételekkel rendelkező hitel felvételével is kiválthatja.

73. § (1) A 72. § (1) bekezdése és a 74. § (3) bekezdése szerinti adósság átvállalásának mértékét az átvállalással érintett önkormányzat 2012. június 30-i egy főre jutó iparűzési adóerőképességének (a továbbiakban: adóerőképesség) és az átvállalással érintett önkormányzat településkategóriája adóerőképessége korrigált átlagának egymáshoz viszonyított aránya alapján kell meghatározni. A számítás során figyelembe vett településkategóriák a következők:

a) megyei jogú város,

b) 10 000 főt elérő vagy azt meghaladó lakosságszámmal rendelkező egyéb város,

c) 5000 főt meghaladó, de 10 000 főnél kisebb lakosságszámmal rendelkező egyéb város,

d) 5000 fő lakosságszámot meghaladó község.

(2) Az (1) bekezdés szerinti településkategóriák adóerőképességének korrigált átlaga a településkategóriába tartozó önkormányzatok adóerőképességének – az alsó és felső decilisbe tartozó önkormányzatok adatainak figyelmen kívül hagyásával – számított átlaga.

(3) Az adóerőképességet a helyi önkormányzatok 2012. évre vonatkozó első féléves beszámolóiban közölt, bevallott iparűzési adóalapok alapján kell kiszámítani.

(4) Ha az átvállalással érintett önkormányzat adóerőképessége a településkategóriája adóerőképessége korrigált átlagának

a) 100%-át eléri vagy meghaladja, a 72. § (1) bekezdése szerinti adósság 40%-a,

b) 75%-a és 100%-a között van, a 72. § (1) bekezdése szerinti adósság 50%-a,

c) 50%-a és 75%-a között van, a 72. § (1) bekezdése szerinti adósság 60%-a,

d) 50%-a alatt van, a 72. § (1) bekezdése szerinti adósság 70%-a

szolgál az állam által történő adósságátvállalás alapjául.

(5) A (4) bekezdéstől eltérően az adóerőképességgel nem rendelkező átvállalással érintett önkormányzat, a fővárosi önkormányzat és a kerületi önkormányzat esetében 40%-os mérték szolgál az állam által történő adósságátvállalás alapjául.

74. § (1) Az átvállalással érintett önkormányzat a 72. § (1) és (2) bekezdése szerinti adósságelemek tőke- és járulékösszegéről, valamint elkülönítetten a 72. § (2) bekezdése szerinti adósságelemekről 2013. január 11-éig a kincstár által üzemeltetett elektronikus rendszeren keresztül adatot szolgáltat. Az adatszolgáltatásban meg kell jelölni, hogy mely adósságelemek, illetve mely adósságelemekből milyen összeg tartozik a 72. § (2) bekezdésének hatálya alá. Az adatszolgáltatás mellékleteként az átvállalással érintett önkormányzat csatolja

a) a hitelező által az átvállalás alapját képező összegről – jogviszonyonkénti bontásban, ezen belül megjelölve a tőke és a járulék összegét, a járulékok számításának módját, valamint e tételek adott hitelezőre vonatkozó teljes összegét – kiállított igazolásokat,

b) az arra vonatkozó nyilatkozatát, hogy ha rendelkezik olyan betéttel vagy egyéb számlaköveteléssel, ami kifejezetten egy adott adósságelemhez kapcsolódik, vagy annak fedezetére, teljesítésének biztosításául szolgál, és ha ez az adósságelem részben vagy egészben átvállalásra kerül, akkor e betét vagy számlakövetelés összegét – legfeljebb az ahhoz kapcsolódó adósságelem átvállalással érintett mértéke szerinti arányos összegéig – az átvállalás napján az állam által megjelölt számlára átutalja, és

c) nyilatkozatát arról, hogy 2012. december 31-én adósságrendezési eljárás alatt áll-e.

(2) A kincstár ellenőrzi az (1) bekezdés szerinti nyilatkozatok hiánytalan benyújtását. A kincstár az (1) bekezdés alapján rendelkezésére bocsátott adatokat 2013. január 18-áig településenkénti, hitelezőnkénti és a 72. § (1) és (2) bekezdésének megfelelő kategória szerinti bontásban továbbítja az államháztartásért felelős miniszternek és a helyi önkormányzatokért felelős miniszternek. Az államháztartásért felelős miniszter – a (3) bekezdés szerinti esetek kivételével – gondoskodik a 72. § (1) és (2) bekezdése szerinti adósságelemek 2013. június 28-áig történő átvállalásáról.

(3) Azon átvállalással érintett önkormányzat esetében, amellyel szemben 2012. december 31-én a helyi önkormányzatok adósságrendezési eljárásáról szóló törvény alapján adósságrendezési eljárás van folyamatban, az állam az átvállalást az adósságrendezési eljárás lezárulta időpontjában fennálló és esedékessé váló kölcsön- vagy hitelviszonyt megtestesítő adósságból és váltókibocsátásból eredő fizetési kötelezettséget alapul véve hajtja végre. Ebben az esetben az államháztartásért felelős miniszter az általa külön meghatározott adatszolgáltatás alapján, az adósságrendezési eljárás lezárultát követő 60 napon belül gondoskodik az átvállalásról.

(4) A 72. § (1) és (2) bekezdése szerinti adósságátvállalással összefüggő eljárásban az állam képviseletében az államháztartásért felelős miniszter – az (5) bekezdésben meghatározott kivétellel – teljes jogkörrel jár el.

(5) Az államháztartásért felelős miniszter és a helyi önkormányzatokért felelős miniszter a 72. § (1) bekezdése szerinti adósságátvállalás pontos mértékéről legkésőbb 2013. február 28-áig megállapodást köt az átvállalással érintett önkormányzattal. Az államháztartásért felelős miniszter és a helyi önkormányzatokért felelős miniszter a megállapodásban – különösen indokolt esetben – a 73. § (4) és (5) bekezdésében meghatározottaknál magasabb átvállalási mértéket is megállapíthatnak.

(6) Az államháztartásért felelős miniszter az ÁKK Zrt. útján a 72. § (1) és (2) bekezdése szerinti adósság vagy fizetési kötelezettség átvállalásáról az (5) bekezdés szerinti megállapodás megkötését követően, a megállapodásban meghatározott átvállalási mértéknek megfelelően – a 72. § (2) bekezdése szerinti ügyletek esetén 100%-os átvállalási mérték mellett – legkésőbb 2013. június 28-áig megállapodást köt az átvállalással érintett önkormányzattal és azok hitelezőivel.

(7) A kincstár a 2013. év végéig felülvizsgálhatja, hogy az (1) bekezdés szerinti adatszolgáltatásban a 72. § (1) és (2) bekezdése szerinti kategóriába helyesen kerültek-e az adósságelemek az átvállalással érintett önkormányzat által besorolásra. Ha a kincstár megállapítja, hogy oda nem tartozó adósságelem került a 72. § (2) bekezdése szerinti kategóriába, határozatban dönt az adósságelem átsorolásáról, és döntéséről tájékoztatja az átvállalással érintett önkormányzatot és az államháztartásért felelős minisztert. Az átvállalással érintett önkormányzatnak a téves besorolás miatt jogtalanul igénybevett állami adósságátvállaláshoz kötődő adósság és járulék összegét a kincstári határozat kézhezvételét követő 90 napon belül a jegybanki alapkamat kétszeresének megfelelő mértékű kamattal növelten kell megfizetnie az állam részére. Az államháztartásért felelős miniszter az ÁKK Zrt. útján a téves besorolás miatt pótlólagosan járó, állami adósságátvállaláshoz kötődő adósság összegét a kincstári határozat kézhezvételét követő 90 napon belül átvállalja.

75. § (1) A 72–74. § alkalmazásában a lakosságszámot a személyiadat- és lakcímnyilvántartás 2012. január 1-jei lakóhelyadatai alapján kell figyelembe venni.

(2) A 72. § (1) és (2) bekezdése szerinti adósság összegének megállapítása és a 74. § (1) bekezdése szerinti adatszolgáltatás során a devizában denominált ügyletek esetén a 2012. december 31-én érvényes, a Magyar Nemzeti Bank által közzétett hivatalos devizaárfolyamot kell alkalmazni.

76. § (1) Az állam átvállalja a fekvőbeteg intézmények átvételét szabályozó törvény 1. § 2. pontjában meghatározott átvett vagyonba tartozó gazdasági társaságok azon a fekvőbeteg intézmény működtetéshez és fejlesztéshez kötődő, 2012.

december 31-i, az átvállalás időpontjában fennálló adósságának és annak az átvállalás időpontjáig számított járulékainak összegét, amelyhez a fekvőbeteg intézmények átvételét szabályozó törvény 1. mellékletében meghatározott egészségügyi intézmény tulajdonos és fenntartó települési önkormányzat és a fekvőbeteg intézmények átvételét szabályozó törvény 2. mellékletében meghatározott egészségügyi intézmények által használt vagyon tulajdonos települési önkormányzat által vállalt kezesség kapcsolódik.

(2) Az átvállalással érintett (1) bekezdés szerinti adósság a Gst. 3. § (1) bekezdés a)–b) pontjában foglaltaknak megfelelő, hitelező felé – kölcsön- vagy hiteljogviszonyon, hitelviszonyt megtestesítő értékpapíron, alapuló – fennálló tartozásokat foglalja magában.

(3) A gazdasági társaság az átvállalással érintett folyószámlahitel állományát az (1) bekezdés szerinti átvállalás érdekében a (6) bekezdése szerinti átvállalásról szóló megállapodás előtt legalább 15 nappal – a kölcsön- vagy hiteljogviszonnyal azonos feltételekkel – működési vagy fejlesztési hitellé alakítja át.

(4) Az állam az átvállalással érintett adósság részét képező, hitelviszonyt megtestesítő értékpapírok esetében az értékpapír lejárat előtti visszaváltásából eredő, a lejárt kölcsön- vagy hiteljogviszony esetén az abból származó fizetési kötelezettséget vállalja át és teljesíti. E fizetési kötelezettségét az állam az értékpapír-tulajdonostól történő, az adott értékpapírban foglalt pénzügyi kötelezettségek tekintetében azonos feltételekkel rendelkező hitel felvételével is kiválthatja.

(5) Az átvállalással érintett adósságelemek tőke- és járulékösszegéről a fekvőbeteg intézmények átvételét szabályozó törvény 2. § (1) bekezdése szerinti kijelölt szerv – elektronikus úton – 2013. január 18-áig adatot szolgáltat az államháztartásért felelős miniszternek. Az adatszolgáltatás mellékleteként a kijelölt szerv csatolja

a) gazdasági társaságonként a hitelező által az átvállalás alapját képező összegről – jogviszonyonkénti bontásban, ezen belül megjelölve a tőke és a járulék összegét, a járulékok számításának módját, valamint e tételek adott hitelezőre vonatkozó teljes összegét – kiállított igazolásokat,

b) az önkormányzati kezességvállalást igazoló dokumentumokat.

(6) Az államháztartásért felelős miniszter az (5) bekezdés szerinti adatszolgáltatás alapján gondoskodik az (1)–(4) bekezdés szerinti adósságelemek 2013. június 28-áig történő átvállalásáról akként, hogy az ÁKK Zrt. útján megállapodást köt a gazdasági társaságokkal és azok hitelezőivel.

(7) A kincstár 2013. év végéig felülvizsgálhatja, hogy az (5) bekezdés szerinti adatszolgáltatás tartalma megfelel-e az (1)–(2) bekezdés előírásainak. Ha a kincstár megállapítja, hogy oda nem tartozó adósságelemet vállalt át az állam, határozatban dönt az átvállalt összeg államnak történő megtérítéséről. A fekvőbeteg intézmények átvételét szabályozó törvény 2. § (1) bekezdése szerinti kijelölt szervnek a téves besorolás miatt jogtalanul igénybevett állami adósságátvállaláshoz kötődő adósság és járulék összegét a kincstári határozat kézhezvételét követő 90 napon belül a jegybanki alapkamat kétszeresének megfelelő mértékű kamattal növelten kell megfizetnie az állam részére.

VIII. FEJEZET
ZÁRÓ RENDELKEZÉSEK

77. § (1) Felhatalmazást kap a Kormány, hogy rendeletben állapítsa meg:

a) az 5. § (1) bekezdésében és a (2) bekezdés a) pontjában meghatározott többlettámogatás igénylési feltételeit, az igény bejelentésének, megállapításának, a többlettámogatás folyósításának, elszámolásának és a felhasználás ellenőrzésének szabályait,

b) az egyedi támogatások, költségtérítések, valamint az egyéb vállalati támogatások mértékét és felhasználási szabályait,

c) a 10. § (7) bekezdésében meghatározott – központi költségvetési szervekre vonatkozó – befizetési kötelezettség szabályait,

d) a XVII. Nemzeti Fejlesztési Minisztérium fejezet, 20. cím, 33. alcím, 1. Beruházás ösztönzési célelőirányzat jogcímcsoport előirányzata felhasználásának részletes szabályait,

e) a 35. § (3)–(4) és (7)–(8) bekezdése szerinti támogatás igénylésének, folyósításának, elszámolásának, ellenőrzésének részletes szabályait.

(2) Felhatalmazást kap

a) a vízgazdálkodásért felelős miniszter, hogy – a helyi önkormányzatokért felelős miniszter, az államháztartásért felelős miniszter, az egészségügyért felelős miniszter és a szociál- és nyugdíjpolitikáért felelős miniszter véleményének kikérésével – a 3. melléklet 2. pontja szerinti támogatás,

b) a környezetvédelemért felelős miniszter, hogy – a helyi önkormányzatokért felelős miniszter és az államháztartásért felelős miniszter véleményének kikérésével – a 3. melléklet 3. pontja szerinti támogatás,
c) a közlekedésért felelős miniszter, hogy – a helyi önkormányzatokért felelős miniszter és az államháztartásért felelős miniszter véleményének kikérésével – a 3. melléklet 4. pontja szerinti támogatás,
d) a helyi önkormányzatokért felelős miniszter, hogy – az államháztartásért felelős miniszter véleményének kikérésével – a 3. melléklet 6. pontja szerinti támogatás,
e) a helyi önkormányzatokért felelős miniszter, hogy – a fejlesztéspolitikáért felelős miniszter és az államháztartásért felelős miniszter egyetértésével – a 3. melléklet 8. pontja szerinti támogatás,
f) a gyermekek és az ifjúság védelmeért felelős miniszter, hogy – az államháztartásért felelős miniszter és a helyi önkormányzatokért felelős miniszter véleményének kikérésével – a 3. melléklet 9. pontja szerinti támogatás,
g) a helyi önkormányzatokért felelős miniszter, hogy – az oktatásért felelős miniszter, a sportpolitikáért felelős miniszter, az államháztartásért felelős miniszter és a fejlesztéspolitikáért felelős miniszter véleményének kikérésével – a 3. melléklet 10. pont aa)–ac) alpontja szerinti támogatások,
h) a kultúráért felelős miniszter, hogy – a fejlesztéspolitikáért felelős miniszter és az államháztartásért felelős miniszter véleményének kikérésével – a 3. melléklet 11. pontja szerinti támogatás,
i) a kultúráért felelős miniszter, hogy – az államháztartásért felelős miniszter és a helyi önkormányzatokért felelős miniszter egyetértésével – a 2. melléklet IV. 1. pontja és a 3. melléklet 12. pontja szerinti támogatás,
j) a helyi önkormányzatokért felelős miniszter, hogy – az államháztartásért felelős miniszter egyetértésével –
   ja) az Áht. 33. § (1) bekezdése alapján a IX. Helyi önkormányzatok támogatásai fejezetben létrehozott új előirányzatból nyújtott támogatás és
   jb) a 4. melléklet 1. III. pontja és 2–3. pontja szerinti támogatás,
k) az egyenlő bánásmód biztosításáért és társadalmi felzárkózásért felelős miniszter, hogy – az államháztartásért felelős miniszter, valamint a helyi önkormányzatokért felelős miniszter egyetértésével – a 3. melléklet 16. pontja szerinti támogatás,
l) az oktatásért felelős miniszter, hogy – az államháztartásért felelős miniszter egyetértésével – a 35. § (1) bekezdés b) pontjában meghatározott támogatás összegét,

igénylésének, döntési rendszerének, folyósításának, felhasználásának, elszámolásának és ellenőrzésének részletes szabályait rendeletben állapítsa meg.

(3) Felhatalmazást kap a helyi önkormányzat képviselő-testülete, hogy rendeletében a 6. § (5) bekezdés b)–c) pontjában meghatározott forgalmi értéktől kisebb értékhatárt határozzon meg.

78. § Ez a törvény 2013. január 1-jén lép hatályba, és 2016. december 31-én hatályát veszti.

ÁTMENETI RENDELKEZÉSEK

79. § (1) A települési önkormányzatoktól és intézményeiktől a járási kormányhivatalok, a nemzeti köznevelésről szóló törvény szerinti állami intézményfenntartó központ és más állami intézményfenntartó szerv állományába kerülő köztisztviselők, közalkalmazottak és munkavállalók 2012. december havi, 2013. januárban esedékes illetményei, munkabérei és egyéb járandóságai, valamint azok közterhei kifizetésének kötelezettsége az átvevő fenntartót terheli.

(2) Az (1) bekezdésben meghatározott személyek után a 2012. december hónapra járó bérkompenzáció fedezete a települési önkormányzatot nem illeti meg.

(3) Az államháztartásért felelős miniszter gondoskodik a helyi önkormányzatok, a többcélú kistérségi társulások foglalkoztatottainak a 2012. december havi, 2013. januárban esedékessé váló illetményének, munkabérének és egyéb járandóságának, valamint ezek közterheinek 2013 januárjában a Kincstári Egységes Számla terhére való megelőlegezéséről.

(4) A megelőlegezett összeget 2013. február 28-áig kell annak a helyi önkormányzatnak, többcélú kistérségi társulásnak és 2013. január 1-jétől az állam vagy nem állami szerv által átvett közfeladat ellátójának, illetve az ilyen közfeladatot ellátó intézmény fenntartójának a kincstár felé megfizetnie, akire tekintettel az állam azt a (3) bekezdés alapján megelőlegezte.

(5) A helyi önkormányzat, többcélú kistérségi társulás a (4) bekezdés szerinti visszafizetési kötelezettségét a 2013. február havi nettó finanszírozás keretében történő levonással teljesíti. Ha a többcélú kistérségi társulás a 2013. évben támogatásban nem részesül, a (4) bekezdésben foglaltakat a többcélú kistérségi társulás székhelye szerinti települési önkormányzattal szemben kell alkalmazni.

(6) A visszafizetési kötelezettség elmulasztása esetén – ideértve azt is, ha a helyi önkormányzat, többcélú kistérségi társulás részére 2013. február hónapban járó támogatás nem nyújt fedezetet a levonás összegére – a kincstár a meg nem fizetett összegre a kötelezett fizetési számlájával szemben azonnali beszedési megbízást nyújt be, felhatalmazó nyilatkozat hiányában is.

Áder János s. k.,
köztársasági elnök

Kövér László s. k.,
az Országgyűlés elnöke

1. melléklet a 2012. évi CCIV. törvényhez

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név / Alcím név / Jogcím-csop. név / Jogcím név / Előir. csop. név / Kiemelt előirányzat neve — I. FEJEZET	2013. évi előirányzat Kiadás	2013. évi előirányzat Bevétel	2013. évi előirányzat Támogatás
						I. ORSZÁGGYŰLÉS			
1						**Országgyűlés Hivatala**			
	1					Országgyűlés hivatali szervei			21 000,3
				1		*Működési költségvetés*		460,0	
					1	Személyi juttatások	10 648,2		
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	2 736,1		
					3	Dologi kiadások	4 191,7		
					5	Egyéb működési célú kiadások	46,2		
				2		*Felhalmozási költségvetés*			
					1	Beruházások	367,5		
					2	Felújítások	3 470,6		
2						**Állambiztonsági Szolgálatok Történeti Levéltára**			714,1
				1		*Működési költségvetés*		5,0	
					1	Személyi juttatások	402,0		
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	102,6		
					3	Dologi kiadások	191,8		
				2		*Felhalmozási költségvetés*			
					1	Beruházások	22,7		
3						**Országgyűlési Őrség**			2 176,0
				1		*Működési költségvetés*			
					1	Személyi juttatások	1 749,3		
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	426,7		
4						**Fejezeti kezelésű előirányzatok**			
	3					Az Országgyűlés elnökének közcélú felajánlásai, adományai	73,0		73,0
	4					A Kárpát-medencei Magyar Képviselők Fóruma			
		2				Magyar Nemzeti Közösségek Európai Érdekképviseletéért Alapítvány támogatása	48,0		48,0
	8					Volt köztársasági elnökök közcélú felajánlásai, adományai			
		1				Göncz Árpád közcélú felajánlásai, adományai	73,0		73,0
		2				Schmitt Pál közcélú felajánlásai, adományai	73,0		73,0
		3				Sólyom László közcélú felajánlásai, adományai	73,0		73,0
	9					Kossuth Lajos tér rekonstrukciója	10 190,8		10 190,8
						1 - 4. cím összesen:	**34 886,2**	**465,0**	**34 421,2**
5						**Közbeszerzési Hatóság**			
	1					Közbeszerzési Hatóság			408,1
				1		*Működési költségvetés*		1 023,0	
					1	Személyi juttatások	589,2		
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	159,1		
					3	Dologi kiadások	638,1		
				2		*Felhalmozási költségvetés*			
					1	Beruházások	44,7		
						5. cím összesen:	**1 431,1**	**1 023,0**	**408,1**
8						**Pártok támogatása**			
	1					Országos listán mandátumot szerzett pártok támogatása			
		1				FIDESZ - Magyar Polgári Szövetség	1 055,0		
		2				Magyar Szocialista Párt	521,3		

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név / Alcím név / Jogcím-csop. név / Jogcím név / Előir. csop. név / Kiemelt előirányzat neve — I. FEJEZET	2013. évi előirányzat		
							Kiadás	Bevétel	Támogatás
		3				Jobbik Magyarországért Mozgalom - Párt	448,0		
		4				Lehet Más a Politika	249,2		
		5				Kereszténydemokrata Néppárt	232,6		
	2					Országos listán mandátumot nem szerzett pártok támogatása			
		4				Magyar Demokrata Fórum	42,8		
9						**Pártalapítványok támogatása**			
	1					Szövetség a Polgári Magyarországért Alapítvány	611,7		
	2					Táncsics Mihály Alapítvány	259,8		
	3					Gyarapodó Magyarországért Alapítvány	211,3		
	4					Ökopolisz Alapítvány	80,4		
	5					Barankovics István Alapítvány	69,4		
	6					Antall József Alapítvány	28,3		
						8 - 9. cím összesen:	**3 809,8**		
10						**Közszolgálati médiaszolgáltatás támogatása**			
	1					Közszolgálati hozzájárulás	68 558,4		
						10. cím összesen:	**68 558,4**		
20						**Pénzügyi Szervezetek Állami Felügyelete**			
	1					Pénzügyi Szervezetek Állami Felügyelete			
				1		*Működési költségvetés*		9 539,7	
					1	Személyi juttatások	5 689,4		
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	1 417,4		
					3	Dologi kiadások	2 024,1		
					5	Egyéb működési célú kiadások	251,3		
				2		*Felhalmozási költségvetés*		99,3	
					1	Beruházások	228,0		
					3	Egyéb felhalmozási kiadások	28,8		
						20. cím összesen:	**9 639,0**	**9 639,0**	
21						**Nemzeti Adatvédelmi és Információszabadság Hatóság**			
	1					Nemzeti Adatvédelmi és Információszabadság Hatóság			477,0
				1		*Működési költségvetés*			
					1	Személyi juttatások	296,4		
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	79,8		
					3	Dologi kiadások	80,8		
				2		*Felhalmozási költségvetés*			
					1	Beruházások	20,0		
						21. cím összesen:	**477,0**		**477,0**
22						**Egyenlő Bánásmód Hatóság**			
	1					Egyenlő Bánásmód Hatóság			210,0
				1		*Működési költségvetés*		3,0	
					1	Személyi juttatások	122,3		
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	33,0		
					3	Dologi kiadások	57,7		
						22. cím összesen:	**213,0**	**3,0**	**210,0**

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Előir. csop. név	I. FEJEZET	2013. évi előirányzat		
											Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
						I. fejezet összesen:						**119 014,5**	**11 130,0**	**35 516,3**
						II. KÖZTÁRSASÁGI ELNÖKSÉG								
1						**Köztársasági Elnöki Hivatal**								1 315,5
				1						*Működési költségvetés*				
					1						Személyi juttatások	659,9		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	178,1		
					3						Dologi kiadások	428,1		
				2						*Felhalmozási költségvetés*				
					1						Beruházások	44,4		
					2						Felújítások	3,0		
					3						Egyéb felhalmozási kiadások	2,0		
2						**Fejezeti kezelésű előirányzatok**								
	2						Célelőirányzatok							
		1						Állami kitüntetések				395,7		395,7
		2						Köztársasági elnök közcélú felajánlásai, adományai				73,0		73,0
		3						Államfői Protokoll kiadásai				251,2		251,2
						II. fejezet összesen:						**2 035,4**		**2 035,4**
						III. ALKOTMÁNYBÍRÓSÁG								
1						**Alkotmánybíróság**								1 773,8
				1						*Működési költségvetés*				
					1						Személyi juttatások	1 083,7		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	300,1		
					3						Dologi kiadások	306,2		
					5						Egyéb működési célú kiadások	23,8		
				2						*Felhalmozási költségvetés*				
					1						Beruházások	60,0		
						III. fejezet összesen:						**1 773,8**		**1 773,8**
						IV. ALAPVETŐ JOGOK BIZTOSÁNAK HIVATALA								
1						**Alapvető Jogok Biztosának Hivatala**								1 138,2
				1						*Működési költségvetés*				
					1						Személyi juttatások	745,1		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	201,4		
					3						Dologi kiadások	188,6		
				2						*Felhalmozási költségvetés*				
					1						Beruházások	3,1		
						IV. fejezet összesen:						**1 138,2**		**1 138,2**
						V. ÁLLAMI SZÁMVEVŐSZÉK								
1						**Állami Számvevőszék**								7 660,8
				1						*Működési költségvetés*				18,0	
					1						Személyi juttatások	5 017,4		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	1 340,9		
					3						Dologi kiadások	1 107,6		

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név / Alcím név / Jogcím-csop. név / Jogcím név / Előir. csop. név / V. FEJEZET Kiemelt előirányzat neve	2013. évi előirányzat Kiadás	Bevétel	Támogatás
				2		*Felhalmozási költségvetés*		2,0	
					1	Beruházások	173,0		
					2	Felújítások	41,9		
						V. fejezet összesen:	**7 680,8**	**20,0**	**7 660,8**
						VI. BÍRÓSÁGOK			
1						**Bíróságok**			74 018,3
				1		*Működési költségvetés*		2 086,0	
					1	Személyi juttatások	49 259,5		
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	12 209,2		
					3	Dologi kiadások	13 812,8		
				2		*Felhalmozási költségvetés*			
					1	Beruházások	772,8		
					2	Felújítások	50,0		
2						**Kúria**			2 526,0
				1		*Működési költségvetés*		172,0	
					1	Személyi juttatások	1 988,5		
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	497,3		
					3	Dologi kiadások	209,7		
				2		*Felhalmozási költségvetés*			
					1	Beruházások	2,5		
3						**Fejezeti kezelésű előirányzatok**			
	1					Beruházás			
		1				Pest megyei bíróság épület rekonstrukció	6 000,0		6 000,0
		2				Igazságszolgáltatás beruházásai	964,9		964,9
	4					Új kerületi bíróság kialakítása	500,0		500,0
						VI. fejezet összesen:	**86 267,2**	**2 258,0**	**84 009,2**
						VIII. ÜGYÉSZSÉG			
1						**Ügyészségek**			36 642,8
				1		*Működési költségvetés*		37,0	
					1	Személyi juttatások	24 655,6		
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	6 470,5		
					3	Dologi kiadások	4 179,7		
					5	Egyéb működési célú kiadások	5,0		
				2		*Felhalmozási költségvetés*		51,0	
					1	Beruházások	1 334,0		
					2	Felújítások	30,0		
					3	Egyéb felhalmozási kiadások	56,0		
3						**Fejezeti kezelésű előirányzatok**			
	3					EU tagságból eredő feladatok	42,0		42,0
	4					Jogerősen megállapított kártérítések célelőirányzata	30,0		30,0
						VIII. fejezet összesen:	**36 802,8**	**88,0**	**36 714,8**
						IX. HELYI ÖNKORMÁNYZATOK TÁMOGATÁSAI			
1						**A helyi önkormányzatok általános működésének és ágazati feladatainak támogatása**			

millió forintban

Cím szám	Alcím szám	Jogcímcsop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcímcsop. név	Jogcím név	Előir. csop. név	IX. FEJEZET Kiemelt előirányzat neve	2013. évi előirányzat Kiadás	Bevétel	Támogatás
	1						A helyi önkormányzatok működésének általános támogatása					118 012,9		
	2						A települési önkormányzatok egyes köznevelési és gyermekétkeztetési feladatainak támogatása					163 371,4		
	3						A települési önkormányzatok szociális és gyermekjóléti feladatainak támogatása					214 229,8		
	4						A települési önkormányzatok kulturális feladatainak támogatása					28 992,0		
2						**Helyi önkormányzatok által felhasználható központosított előirányzatok**						57 715,8		
3						**A helyi önkormányzatok kiegészítő támogatásai**						46 093,0		
4						**Címzett és céltámogatások**						35,0		
5						**Vis maior támogatás**						8 000,0		
							IX. fejezet összesen:					**636 449,9**		
						X. KÖZIGAZGATÁSI ÉS IGAZSÁGÜGYI MINISZTÉRIUM								
1						**Közigazgatási és Igazságügyi Minisztérium igazgatása**								7 915,4
				1						*Működési költségvetés*			516,0	
					1						Személyi juttatások	5 664,2		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	1 458,8		
					3						Dologi kiadások	1 269,9		
					5						Egyéb működési célú kiadások	6,0		
				2						*Felhalmozási költségvetés*			3,0	
					1						Beruházások	32,5		
					3						Egyéb felhalmozási kiadások	3,0		
2						**Szellemi Tulajdon Nemzeti Hivatala**								
				1						*Működési költségvetés*			4 185,0	
					1						Személyi juttatások	1 314,3		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	339,5		
					3						Dologi kiadások	1 913,2		
					5						Egyéb működési célú kiadások	133,5		
				2						*Felhalmozási költségvetés*				
					1						Beruházások	454,0		
					2						Felújítások	30,5		
5						**Közigazgatási és Elektronikus Közszolgáltatások Központi Hivatala**								20 018,5
				1						*Működési költségvetés*			8 923,6	
					1						Személyi juttatások	2 384,6		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	577,0		
					3						Dologi kiadások	23 506,6		
				2						*Felhalmozási költségvetés*				
					1						Beruházások	2 387,3		
					2						Felújítások	86,6		
8						**Fővárosi, megyei kormányhivatalok és járási kormányhivatalok**								123 901,1
				1						*Működési költségvetés*			34 463,6	
					1						Személyi juttatások	101 241,2		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	27 064,2		
					3						Dologi kiadások	29 339,0		
					5						Egyéb működési célú kiadások	2,5		
				2						*Felhalmozási költségvetés*				
					1						Beruházások	494,6		

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Előir. csop. név	X. FEJEZET Kiemelt előirányzat neve	2013. évi előirányzat Kiadás	Bevétel	Támogatás
					2						Felújítások	221,3		
					3						Egyéb felhalmozási kiadások	1,9		
9						**Kutatóintézetek**								1 323,2
				1						*Működési költségvetés*			1 414,3	
					1						Személyi juttatások	1 292,7		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	356,6		
					3						Dologi kiadások	898,2		
				2						*Felhalmozási költségvetés*				
					1						Beruházások	190,0		
12						**Balassi Intézet**								3 669,8
				1						*Működési költségvetés*			790,5	
					1						Személyi juttatások	2 330,8		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	510,2		
					3						Dologi kiadások	1 365,8		
					4						Ellátottak pénzbeli juttatásai	220,0		
				2						*Felhalmozási költségvetés*				
					1						Beruházások	33,5		
15						**Közigazgatási és Igazságügyi Hivatal**								1 962,7
				1						*Működési költségvetés*			904,8	
					1						Személyi juttatások	1 011,7		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	163,2		
					3						Dologi kiadások	784,2		
					5						Egyéb működési célú kiadások	669,8		
				2						*Felhalmozási költségvetés*				
					1						Beruházások	238,6		
17						**Nemzeti Közszolgálati Egyetem**								3 186,8
				1						*Működési költségvetés*			1 831,2	
					1						Személyi juttatások	2 612,0		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	652,7		
					3						Dologi kiadások	1 551,7		
					4						Ellátottak pénzbeli juttatásai	146,6		
					5						Egyéb működési célú kiadások	10,0		
				2						*Felhalmozási költségvetés*				
					1						Beruházások	45,0		
20						**Fejezeti kezelésű előirányzatok**								
	2						Célelőirányzatok							
		1						KIM felügyelete alá tartozó szervezetek és szakmai programok támogatása				1 073,2		1 073,2
		7						Nemzeti és kiemelt ünnepek, egyéb rendezvények, események támogatása				510,0		510,0
		10						Közép-kelet európai regionális együttműködés 2013				50,0		50,0
		17						A büntetőeljárásról szóló törvény alapján megállapított kártalanítás				120,0		120,0
		18						Jogi segítségnyújtás				115,0		115,0
		19						Kárpát-medencei Magyar Jogsegélyszolgálat				50,0		50,0
		20						Bűncselekmények áldozatainak kárenyhítése				100,0		100,0
		27						Nemzetközi kötelezettségek teljesítése				22,0		22,0
		31						Időközi és nemzetiségi választások lebonyolítása				81,0		81,0
		41						Ludovika Campus				3 400,0		3 400,0

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név / Alcím név / Jogcím-csop. név / Jogcím név / Előir. csop. név — X. FEJEZET — Kiemelt előirányzat neve	2013. évi előirányzat Kiadás	Bevétel	Támogatás
		43				Smithsonian Folklife Fesztiválon való részvétel	200,0		200,0
	3					Államháztartáson kívüli szervezetek támogatása			
		2				Határon Átnyúló Kezdeményezések Közép-európai Segítő Szolgálata	100,0		100,0
		4				Európai Területi Társulások támogatása	126,9		126,9
		7				Magyarországi Zsidó Örökség Közalapítvány működéséhez és feladatainak ellátásához szükséges hozzájárulás	36,0		36,0
		21				Közép- és Kelet-európai Történelem és Társadalom Kutatásért Közalapítvány támogatása	210,0		210,0
		22				Holocaust Dokumentációs Központ és Emlékgyűjtemény Közalapítvány	220,0		220,0
		23				Alapítvány a Kelet- és Közép-európai Kutatásért és Képzésért	150,0		150,0
	4					Határon túli magyarok programjainak támogatása			
		3				Nemzetpolitikai tevékenység támogatása	3 539,4		3 539,4
	11					Járási szociális feladatok ellátása	18 325,9		18 325,9
	25					Fejezeti általános tartalék	161,8		161,8
						1 - 20. cím összesen:	**243 600,7**	**53 032,0**	**190 568,7**
24						**Céltartalékok**			
	2					Közszférában foglalkoztatottak bérkompenzációja	89 528,7		
	3					Különféle kifizetések	10 000,0		
						X. fejezet összesen:	**343 129,4**	**53 032,0**	**190 568,7**
						XI. MINISZTERELNÖKSÉG			
1						**Miniszterelnökség**			4 805,2
				1		*Működési költségvetés*			
					1	Személyi juttatások	2 483,2		
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	728,0		
					3	Dologi kiadások	1 534,5		
					5	Egyéb működési célú kiadások	44,5		
				2		*Felhalmozási költségvetés*		12,0	
					1	Beruházások	15,0		
					3	Egyéb felhalmozási kiadások	12,0		
2						**Információs Hivatal**			10 050,7
				1		*Működési költségvetés*		87,7	
					1	Személyi juttatások	4 377,3		
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	1 100,8		
					3	Dologi kiadások	4 282,0		
				2		*Felhalmozási költségvetés*		27,1	
					1	Beruházások	335,1		
					2	Felújítások	18,4		
					3	Egyéb felhalmozási kiadások	51,9		
3						**Nemzetstratégiai Kutató Intézet**			1 300,0
				1		*Működési költségvetés*			
					1	Személyi juttatások	679,6		
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	213,5		
					3	Dologi kiadások	366,9		
				2		*Felhalmozási költségvetés*			
					1	Beruházások	40,0		

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név / Alcím név / Jogcím-csop. név / Jogcím név / Előir. csop. név — XI. FEJEZET — Kiemelt előirányzat neve	2013. évi előirányzat Kiadás	Bevétel	Támogatás
4						**Magyar Nemzeti Digitális Archívum és Filmintézet**			340,0
				1		*Működési költségvetés*		80,0	
					1	Személyi juttatások	195,3		
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	55,6		
					3	Dologi kiadások	140,5		
				2		*Felhalmozási költségvetés*			
					1	Beruházások	27,0		
					2	Felújítások	1,6		
5						**Fejezeti kezelésű előirányzatok**			
	1					Célelőirányzatok			
		1				Kormányfői protokoll	500,0		500,0
		2				Kormányzati kommunikációval kapcsolatos feladatok	1 690,0		1 690,0
		3				Konzultációk kiadásai	1 600,0		1 600,0
		5				Ifjúságpolitikai célok támogatása	100,0		100,0
		6				Nemzeti Sírkerthez és Emlékhelyekhez kapcsolódó kiadások	75,0		75,0
		7				A Versenyszféra és a Kormány Állandó Konzultációs Fórumával kapcsolatos kiadások	600,0		600,0
		8				Antall József Politika- és Társadalomtudományi Tudásközpont Alapítvány támogatása	50,0		50,0
		9				"Az Élet Menete" Alapítvány támogatása	50,0		50,0
		10				Az Országos Közszolgálati Érdekegyeztető Tanács tevékenységében közreműködő szervezetek támogatása	300,0		300,0
		12				Diaszpóra magyarsággal kapcsolatos feladatok	2 000,0		2 000,0
	2					Fejezeti általános tartalék	864,2		864,2
						1 - 5. cím összesen:	**24 531,9**	**206,8**	**24 325,1**
6						**Kormányzati Ellenőrzési Hivatal**			
	1					Kormányzati Ellenőrzési Hivatal			955,8
				1		*Működési költségvetés*		3,0	
					1	Személyi juttatások	592,1		
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	151,7		
					3	Dologi kiadások	215,0		
						6. cím összesen:	**958,8**	**3,0**	**955,8**
7						**Rendkívüli kormányzati intézkedések**	100 000,0		
8						**Országvédelmi Alap**	400 000,0		
						XI. fejezet összesen:	**525 490,7**	**209,8**	**25 280,9**
						XII. VIDÉKFEJLESZTÉSI MINISZTÉRIUM			
1						**Vidékfejlesztési Minisztérium igazgatása**			5 588,4
				1		*Működési költségvetés*		132,3	
					1	Személyi juttatások	3 551,6		
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	961,5		
					3	Dologi kiadások	1 197,6		
				2		*Felhalmozási költségvetés*		5,0	
					1	Beruházások	10,0		
					3	Egyéb felhalmozási kiadások	5,0		
2						**Szakigazgatási intézmények**			

millió forintban

Cím szám	Alcím szám	Jog-cím-csop. szám	Jog-cím szám	Elő-ir. csop. szám	Kie-melt előir. szám	Cím név	Alcím név	Jog-cím-csop. név	Jog-cím név	Elő-ir. csop. név	XII. FEJEZET Kiemelt előirányzat neve	2013. évi előirányzat Kiadás	 Bevétel	 Támogatás
	1						Nemzeti Élelmiszerlánc-biztonsági Hivatal							4 999,1
				1						*Működési költségvetés*			6 058,5	
					1						Személyi juttatások	4 558,8		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	1 230,8		
					3						Dologi kiadások	4 665,2		
				2						*Felhalmozási költségvetés*				
					1						Beruházások	602,8		
3						**Földmérési és Távérzékelési Intézet**								
				1						*Működési költségvetés*			1 666,0	
					1						Személyi juttatások	856,1		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	231,2		
					3						Dologi kiadások	578,7		
4						**Állami Ménesgazdaság**								230,1
				1						*Működési költségvetés*			161,5	
					1						Személyi juttatások	98,6		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	26,6		
					3						Dologi kiadások	245,9		
				2						*Felhalmozási költségvetés*			8,0	
					1						Beruházások	28,5		
5						**Mezőgazdasági és Vidékfejlesztési Hivatal**								11 371,0
				1						*Működési költségvetés*			50,0	
					1						Személyi juttatások	3 719,4		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	1 004,2		
					3						Dologi kiadások	3 505,8		
					5						Egyéb működési célú kiadások	3 143,7		
				2						*Felhalmozási költségvetés*				
					1						Beruházások	47,9		
6						**Mezőgazdasági középfokú szakoktatás intézményei**								4 020,7
				1						*Működési költségvetés*			1 376,2	
					1						Személyi juttatások	3 043,4		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	807,1		
					3						Dologi kiadások	1 556,8		
				2						*Felhalmozási költségvetés*			11,3	
					3						Egyéb felhalmozási kiadások	0,9		
7						**Közművelődési intézmények**								434,9
				1						*Működési költségvetés*			100,0	
					1						Személyi juttatások	347,8		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	95,0		
					3						Dologi kiadások	92,1		
8						**Agrárkutató intézetek**								1 480,2
				1						*Működési költségvetés*			949,8	
					1						Személyi juttatások	1 565,7		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	408,0		
					3						Dologi kiadások	518,7		
				2						*Felhalmozási költségvetés*			71,1	
					1						Beruházások	7,7		
					3						Egyéb felhalmozási kiadások	1,0		
10						**Génmegőrzési Intézmények**								508,8

millió forintban

Cím szám	Al-cím szám	Jog-cím-csop. szám	Jog-cím szám	Elő-ir. csop. szám	Kie-melt előir. szám	Cím név	Al-cím név	Jog-cím-csop. név	Jog-cím név	Elő-ir. csop. név	XII. FEJEZET Kiemelt előirányzat neve	2013. évi előirányzat Kiadás	Bevétel	Támogatás
				1						*Működési költségvetés*			214,5	
					1						Személyi juttatások	357,7		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	83,2		
					3						Dologi kiadások	270,4		
				2						*Felhalmozási költségvetés*				
					1						Beruházások	12,0		
11						**Nemzeti Öntözési Hivatal**								1 000,0
				1						*Működési költségvetés*				
					1						Személyi juttatások	294,0		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	79,4		
					3						Dologi kiadások	412,6		
				2						*Felhalmozási költségvetés*				
					1						Beruházások	214,0		
12						**Országos Meteorológiai Szolgálat**								512,3
				1						*Működési költségvetés*			1 112,0	
					1						Személyi juttatások	786,6		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	214,6		
					3						Dologi kiadások	569,1		
				2						*Felhalmozási költségvetés*			3,0	
					1						Beruházások	54,0		
					3						Egyéb felhalmozási kiadások	3,0		
13						**Nemzeti Környezetügyi Intézet**								1 245,0
				1						*Működési költségvetés*			4,4	
					1						Személyi juttatások	782,3		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	210,7		
					3						Dologi kiadások	247,8		
				2						*Felhalmozási költségvetés*				
					1						Beruházások	8,6		
14						**Nemzeti park igazgatóságok**								2 260,0
				1						*Működési költségvetés*			4 269,3	
					1						Személyi juttatások	2 579,4		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	705,6		
					3						Dologi kiadások	2 780,9		
				2						*Felhalmozási költségvetés*			112,2	
					1						Beruházások	560,2		
					2						Felújítások	10,0		
					3						Egyéb felhalmozási kiadások	5,4		
15						**Környezetvédelmi, természetvédelmi és vízügyi hatósági szervek**								3 624,9
				1						*Működési költségvetés*			3 357,9	
					1						Személyi juttatások	4 197,7		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	1 123,4		
					3						Dologi kiadások	1 461,0		
				2						*Felhalmozási költségvetés*			8,0	
					1						Beruházások	200,7		
					3						Egyéb felhalmozási kiadások	8,0		
17						**Nemzeti Földalapkezelő Szervezet**								1 744,1
				1						*Működési költségvetés*				
					1						Személyi juttatások	1 123,2		

millió forintban

Cím szám	Al-cím szám	Jog-cím-csop. szám	Jog-cím szám	Elő-ir. csop. szám	Kie-melt előir. szám	Cím név	Al-cím név	Jog-cím-csop. név	Jog-cím név	Elő-ir. csop. név	XII. FEJEZET Kiemelt előirányzat neve	2013. évi előirányzat Kiadás	 Bevétel	 Támogatás
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	297,5		
					3						Dologi kiadások	245,8		
				2						*Felhalmozási költségvetés*				
					1						Beruházások	77,6		
18						**Nemzeti Agrárszaktanácsadási, Képzési és Vidékfejlesztési Intézet**								172,3
				1						*Működési költségvetés*			281,7	
					1						Személyi juttatások	153,8		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	45,5		
					3						Dologi kiadások	254,7		
19						**Agrárgazdasági Kutató Intézet**								636,8
				1						*Működési költségvetés*			99,2	
					1						Személyi juttatások	462,0		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	132,0		
					3						Dologi kiadások	142,0		
20						**Fejezeti kezelésű előirányzatok**								
	1						Beruházás							
		5						Regionális víziközmű rendszerek állami kötelezettségei és a pályázati fejlesztéséhez szükséges önerő				10,0		10,0
		9						Balatoni regionális víziközmű-hálózat fejlesztése				10,0		10,0
		19						Ivóvízbázis-védelmi Program végrehajtása				27,4		27,4
		20						Ivóvíz-minőség javító program				54,8		54,8
	2						Környezetvédelmi célelőirányzatok							
		9						Természetvédelmi kártalanítás				2 094,2		2 094,2
		10						Természetvédelmi pályázatok támogatása				23,5		23,5
		11						Hulladék-gazdálkodási feladatok támogatása				12 747,2		12 747,2
		13						Országos Hulladékgazdálkodási Ügynökség működési támogatása				1 200,0		1 200,0
		14						Állami feladatok átvállalása a Nemzeti Környezetvédelmi Program megvalósításában				108,0		108,0
		21						Kisméretű szálló por (PM10) koncentrációjának csökkentésével kapcsolatos kiadások				72,0		72,0
	3						Agrár célelőirányzatok							
		2						Agrárkutatás támogatása				138,2		138,2
		3						Magán és egyéb jogi személyek kártérítése				10,1		10,1
		4						Határon átnyúló vidékfejlesztési feladatok támogatása				65,7		65,7
		5						Tanyafejlesztési Program				1 940,0		1 940,0
		6						Hungarikum Bizottság feladatainak támogatása				1 000,0		1 000,0
		8						Állami feladatok átvállalása az agrár- és vidékfejlesztési programok megvalósításában				150,0		150,0
		10						Parlagfű elleni közérdekű védekezés végrehajtásának támogatása				71,1		71,1
		13						Osztatlan földtulajdon kimérésének költségei				2 000,0		2 000,0
		16						Ágazati gazdasági és hivatásrendi kamarák állami feladatainak támogatása				52,6		52,6
		19						Állami génmegőrzési feladatok támogatása				125,1		125,1
		20						Hegyközségek Nemzeti Tanácsa				250,0		250,0
		25						Nemzetközi szervezetek tagsági díjai				1 258,6		1 258,6
	4						Uniós programok kiegészítő támogatása							
		6						Méhészeti Nemzeti Program				601,8		601,8
		7						Igyál tejet program				1 500,0		1 500,0
		8						Egyes speciális szövetkezések (TÉSZ) támogatása				2 200,0		2 200,0

millió forintban

Cím szám	Alcím szám	Jogcímcsop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név / Alcím név / Jogcímcsop. név / Jogcím név / Előir. csop. név / Kiemelt előirányzat neve — XII. FEJEZET	2013. évi előirányzat: Kiadás	Bevétel	Támogatás
		9				Egyes állatbetegségek megelőzésének és felszámolásának támogatása	1 180,0		1 180,0
		10				Uniós Programok ÁFA fedezete	1 560,0		1 560,0
		11				Iskolagyümölcs program	1 211,0		1 211,0
	5					Nemzeti támogatások			
		3				Állattenyésztési feladatok	815,7		815,7
		4				A sertéságazat helyzetét javító stratégiai intézkedések támogatása	2 600,0		2 600,0
		5				Vadgazdálkodás támogatása	101,6		101,6
		6				Nemzeti Erdőprogram			
			3			Erdőfelújítás	193,9		193,9
			4			Erdőtelepítés, erdőszerkezet-átalakítás, fásítás	238,8		238,8
		7				Fejlesztési típusú támogatások	61,4		61,4
		8				Folyó kiadások és jövedelemtámogatások	48 995,0		48 995,0
		10				Nemzeti agrár kárenyhítés	8 000,0	4 000,0	4 000,0
		11				Erdei kisvasutak üzemeltetési támogatása	35,0		35,0
	6					Állat- és növénykártalanítás	1 000,0		1 000,0
	7					Árfolyamkockázat és egyéb, EU által nem térített kiadások			
		1				Uniós programok árfolyam-különbözete	300,0		300,0
		2				Egyéb EU által nem térített kiadások	1 000,0		1 000,0
	11					Vidékfejlesztési és halászati programok			
		2				Új Magyarország Vidékfejlesztési Program (II. NVT)			
			1			I. tengely: A mezőgazdaság és erdészeti ágazat versenyképességének javítása	87 172,1	61 873,9	25 298,2
			2			II. tengely: A környezet és a vidék fejlesztése	75 879,7	54 070,6	21 809,1
			3			III. tengely: Az életminőség javítása a vidéki területeken és a diverzifikáció ösztönzése	39 381,3	28 521,3	10 860,0
			4			IV. tengely: Leader programok	9 473,7	7 343,2	2 130,5
			5			Technikai segítségnyújtás	5 700,0	4 215,1	1 484,9
		3				Halászati Operatív Program			
			1			Akvakultúra, belvízi halászat és a halászati és akvakultúra termékek feldolgozása és forgalmazása (II. tengely)	1 848,4	1 386,3	462,1
			2			Közös érdekeket célzó intézkedések (III. tengely)	552,4	414,3	138,1
			3			Technikai segítségnyújtás (V. tengely)	112,0	84,0	28,0
	13					Peres ügyek	100,0		100,0
	14					Fejezeti általános tartalék	130,4		130,4
						XII. fejezet összesen:	**375 233,2**	**181 960,6**	**193 272,6**
						XIII. HONVÉDELMI MINISZTÉRIUM			
1						**Honvédelmi Minisztérium**			
	1					Honvédelmi Minisztérium igazgatása			4 778,9
				1		*Működési költségvetés*		25,0	
					1	Személyi juttatások	3 362,6		
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	888,2		
					3	Dologi kiadások	500,0		
					5	Egyéb működési célú kiadások	17,1		
				2		*Felhalmozási költségvetés*			
					1	Beruházások	1,0		
					2	Felújítások	35,0		
	2					Egyéb HM szervezetek			12 119,8

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Előir. csop. név	XIII. FEJEZET Kiemelt előirányzat neve	2013. évi előirányzat Kiadás	 Bevétel	 Támogatás
				1						*Működési költségvetés*			659,6	
					1						Személyi juttatások	4 224,0		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	1 054,9		
					3						Dologi kiadások	7 029,9		
					5						Egyéb működési célú kiadások	470,6		
				2						*Felhalmozási költségvetés*			100,0	
					3						Egyéb felhalmozási kiadások	100,0		
	3						HM Fegyverzeti és Hadbiztosi Hivatal							63 071,9
				1						*Működési költségvetés*			850,0	
					1						Személyi juttatások	2 175,3		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	420,0		
					3						Dologi kiadások	60 088,9		
					5						Egyéb működési célú kiadások	6,8		
				2						*Felhalmozási költségvetés*			750,0	
					1						Beruházások	166,2		
					2						Felújítások	864,7		
					3						Egyéb felhalmozási kiadások	950,0		
2						**Magyar Honvédség**								
	1						Honvéd Vezérkar közvetlen szervezetei							20 559,2
				1						*Működési költségvetés*			200,0	
					1						Személyi juttatások	14 315,7		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	3 540,8		
					3						Dologi kiadások	2 862,4		
					5						Egyéb működési célú kiadások	40,3		
				2						*Felhalmozási költségvetés*			200,0	
					3						Egyéb felhalmozási kiadások	200,0		
	2						MH ÖHP és alárendelt szervezetei							92 618,0
				1						*Működési költségvetés*			4 695,2	
					1						Személyi juttatások	51 199,6		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	12 252,1		
					3						Dologi kiadások	28 395,9		
					5						Egyéb működési célú kiadások	270,5		
				2						*Felhalmozási költségvetés*				
					1						Beruházások	3 451,2		
					2						Felújítások	1 623,9		
					3						Egyéb felhalmozási kiadások	120,0		
3						**Katonai Nemzetbiztonsági Szolgálat**								10 157,9
				1						*Működési költségvetés*			150,0	
					1						Személyi juttatások	5 840,0		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	1 428,4		
					3						Dologi kiadások	2 976,7		
					5						Egyéb működési célú kiadások	14,8		
				2						*Felhalmozási költségvetés*				
					1						Beruházások	48,0		
6						**MH Honvédkórház**								4 311,0
				1						*Működési költségvetés*			16 400,0	
					1						Személyi juttatások	11 649,3		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	2 944,3		

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név / Alcím név / Jogcím-csop. név / Jogcím név / Előir. csop. név — XIII. FEJEZET	2013. évi előirányzat		
						Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
					3	Dologi kiadások	6 082,7		
					5	Egyéb működési célú kiadások	30,8		
				2		*Felhalmozási költségvetés*			
					1	Beruházások	3,9		
8						**Fejezeti kezelésű előirányzatok**			
	2					Ágazati célelőirányzatok			
		1				NATO és EU felajánlás alapján kialakításra kerülő készenléti alegységek alkalmazásának kiadásai (NRF, Battle Group és DCM)	100,0		100,0
		3				Honvédelem érdekében tevékenykedő civil szervezetek támogatása			
			6			Honvédelem érdekében tevékenykedő civil szervezetek pályázati támogatása	27,0		27,0
			19			Honvédelem érdekében tevékenykedő civil szervezetek támogatása	140,5		140,5
		5				Nonprofit korlátolt felelősségű társaságok támogatása	1 265,0		1 265,0
		25				Hozzájárulás a NATO Biztonsági Beruházási Programjához	3 284,1		3 284,1
		39				Alapítványok, közalapítványok támogatása			
			2			MH Szociálpolitikai Közalapítvány által ellátott feladatok támogatása	53,7		53,7
		40				Nemzetközi tagdíjak, tagdíj jellegű befizetések			
			1			Hozzájárulás a NATO költségvetéséhez	4 400,0		4 400,0
			2			Hozzájárulás az EU védelmi célú közös finanszírozású védelmi alapjaihoz	430,0		430,0
		41				Nemzetközi egyezményekben előírt kötelezettségek alapján kötendő közoktatási megállapodás feladatai	21,0		21,0
						XIII. fejezet összesen:	**241 367,8**	**24 029,8**	**217 338,0**
						XIV. BELÜGYMINISZTÉRIUM			
1						**Belügyminisztérium igazgatása**			3 915,1
				1		*Működési költségvetés*		25,5	
					1	Személyi juttatások	2 435,5		
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	566,9		
					3	Dologi kiadások	895,5		
					5	Egyéb működési célú kiadások	8,0		
				2		*Felhalmozási költségvetés*			
					1	Beruházások	34,7		
2						**Nemzeti Védelmi Szolgálat**			3 525,8
				1		*Működési költségvetés*			
					1	Személyi juttatások	2 415,8		
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	630,3		
					3	Dologi kiadások	448,8		
				2		*Felhalmozási költségvetés*			
					1	Beruházások	30,9		
4						**Terrorelhárítási Központ**			13 410,5
				1		*Működési költségvetés*		123,0	
					1	Személyi juttatások	7 030,6		
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	1 893,3		
					3	Dologi kiadások	2 038,9		
				2		*Felhalmozási költségvetés*			

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Előir. csop. név	XIV. FEJEZET Kiemelt előirányzat neve	2013. évi előirányzat Kiadás	Bevétel	Támogatás
					1						Beruházások	2 170,7		
					2						Felújítások	400,0		
5						**Büntetés-végrehajtás**								46 766,1
				1						*Működési költségvetés*			2 607,6	
					1						Személyi juttatások	24 992,0		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	5 645,3		
					3						Dologi kiadások	18 259,8		
					4						Ellátottak pénzbeli juttatásai	2,7		
					5						Egyéb működési célú kiadások	2,0		
				2						*Felhalmozási költségvetés*			108,0	
					1						Beruházások	309,2		
					2						Felújítások	157,7		
					3						Egyéb felhalmozási kiadások	113,0		
6						**BM Oktatási, Képzési és Tudományszervezési Főigazgatóság**								440,1
				1						*Működési költségvetés*				
					1						Személyi juttatások	267,3		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	66,6		
					3						Dologi kiadások	106,2		
7						**Rendőrség**								231 244,2
				1						*Működési költségvetés*			4 509,6	
					1						Személyi juttatások	155 431,3		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	39 790,1		
					3						Dologi kiadások	38 663,2		
					5						Egyéb működési célú kiadások	811,2		
				2						*Felhalmozási költségvetés*				
					1						Beruházások	366,0		
					2						Felújítások	587,0		
					3						Egyéb felhalmozási kiadások	105,0		
8						**Alkotmányvédelmi Hivatal**								6 983,8
				1						*Működési költségvetés*			27,4	
					1						Személyi juttatások	4 789,8		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	1 304,6		
					3						Dologi kiadások	861,0		
					5						Egyéb működési célú kiadások	0,3		
				2						*Felhalmozási költségvetés*			20,0	
					1						Beruházások	55,5		
					3						Egyéb felhalmozási kiadások	20,0		
9						**Nemzetbiztonsági Szakszolgálat**								15 321,7
				1						*Működési költségvetés*			147,6	
					1						Személyi juttatások	9 292,9		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	2 417,3		
					3						Dologi kiadások	2 232,8		
					5						Egyéb működési célú kiadások	0,4		
				2						*Felhalmozási költségvetés*			23,0	
					1						Beruházások	1 505,0		
					3						Egyéb felhalmozási kiadások	43,9		
10						**Szervezett Bűnözés Elleni Koordinációs Központ**								196,1
				1						*Működési költségvetés*				

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Előir. csop. név	XIV. FEJEZET Kiemelt előirányzat neve	2013. évi előirányzat Kiadás	 Bevétel	 Támogatás
					1						Személyi juttatások	86,6		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	25,4		
					3						Dologi kiadások	64,5		
				2						*Felhalmozási költségvetés*				
					1						Beruházások	19,6		
12						**Országos Katasztrófavédelmi Főigazgatóság**								51 524,6
				1						*Működési költségvetés*			1 621,5	
					1						Személyi juttatások	34 413,2		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	9 110,2		
					3						Dologi kiadások	5 351,4		
					5						Egyéb működési célú kiadások	18,4		
				2						*Felhalmozási költségvetés*				
					1						Beruházások	3 628,2		
					2						Felújítások	606,7		
					3						Egyéb felhalmozási kiadások	18,0		
13						**Bevándorlási és Állampolgársági Hivatal**								6 350,0
				1						*Működési költségvetés*			104,4	
					1						Személyi juttatások	2 925,4		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	797,5		
					3						Dologi kiadások	2 496,8		
					4						Ellátottak pénzbeli juttatásai	78,0		
					5						Egyéb működési célú kiadások	90,0		
				2						*Felhalmozási költségvetés*				
					1						Beruházások	66,7		
15						**Nemzetközi Oktatási Központ**								536,3
				1						*Működési költségvetés*			414,5	
					1						Személyi juttatások	309,6		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	90,5		
					3						Dologi kiadások	537,7		
				2						*Felhalmozási költségvetés*				
					1						Beruházások	5,0		
					2						Felújítások	8,0		
17						**Vízügyi Igazgatóságok**								13 499,0
				1						*Működési költségvetés*			2 929,9	
					1						Személyi juttatások	8 495,6		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	2 316,8		
					3						Dologi kiadások	4 813,0		
				2						*Felhalmozási költségvetés*				
					1						Beruházások	803,5		
20						**Fejezeti kezelésű előirányzatok**								
	1						Ágazati célfeladatok							
		2						Energia-racionalizálás				100,3	100,3	
		27						Európai Uniós és nemzetközi projektek/programok megvalósításához kapcsolódó kiadások				610,0	410,0	200,0
		31						Területrendezési feladatok				50,0		50,0
		46						Építésügyi feladatok				495,0		495,0
		47						Az elektronikus Területrendezési és Építésügyi Nyilvántartás Működtetése				150,0		150,0
		50						Víz-, környezeti és természeti katasztrófa kárelhárítás				260,0		260,0

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név / Alcím név / Jogcím-csop. név / Jogcím név / Előir. csop. név / Kiemelt előirányzat neve (XIV. FEJEZET)	2013. évi előirányzat Kiadás	Bevétel	Támogatás
		51				Vízügyi feladatok támogatása	1 495,1		1 495,1
	2					Alapítványok és társadalmi önszerveződések támogatása			
		1				Alapítványok támogatása			
			1			Szabadságharcosokért Közalapítvány támogatása	180,0		180,0
		2				Társadalmi önszerveződések támogatása			
			3			Országos Polgárőr Szövetség	700,0		700,0
			5			Önkéntes tűzoltóegyesületek támogatása	120,0		120,0
			11			Társadalmi szervezetek, alapítványok támogatása	144,5		144,5
	9					Szolidaritási programok			
		1				Európai Menekültügyi Alap	489,3	341,3	148,0
		2				Integrációs Alap	769,6	539,1	230,5
		3				Visszatérési Alap	487,5	342,5	145,0
		4				Külső Határok Alap	3 998,4	2 811,3	1 187,1
		5				Szolidaritási programokhoz kapcsolódó technikai költségek	354,2	279,6	74,6
		6				Szolidaritási programokhoz kapcsolódó céltartalék	45,0		45,0
	10					Önkormányzati tűzoltóságok normatív támogatása	2 000,0		2 000,0
	11					Duna Művész Együttesek támogatása	250,0		250,0
	15					Nyomon követő rendszer bevezetése, üzemeltetése	1 122,9		1 122,9
	16					Új büntetés-végrehajtási objektum működtetése	1 102,0		1 102,0
						XIV. fejezet összesen:	**421 299,1**	**17 486,1**	**403 813,0**
						XV. NEMZETGAZDASÁGI MINISZTÉRIUM			
1						**Nemzetgazdasági Minisztérium igazgatása**			6 810,5
				1		*Működési költségvetés*		700,9	
					1	Személyi juttatások	5 095,9		
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	1 362,9		
					3	Dologi kiadások	937,4		
					5	Egyéb működési célú kiadások	72,3		
				2		*Felhalmozási költségvetés*		38,3	
					1	Beruházások	42,9		
					3	Egyéb felhalmozási kiadások	38,3		
2						**Nemzeti Innovációs Hivatal**			1 274,0
				1		*Működési költségvetés*		10,0	
					1	Személyi juttatások	658,6		
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	177,9		
					3	Dologi kiadások	442,5		
				2		*Felhalmozási költségvetés*			
					1	Beruházások	5,0		
3						**Magyar Kereskedelmi Engedélyezési Hivatal**			332,9
				1		*Működési költségvetés*		1 590,3	
					1	Személyi juttatások	1 047,7		
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	264,3		
					3	Dologi kiadások	501,2		
				2		*Felhalmozási költségvetés*			
					1	Beruházások	80,0		
					2	Felújítások	30,0		
4						**Nemzeti Munkaügyi Hivatal**			3 746,6

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Előir. csop. név	XV. FEJEZET Kiemelt előirányzat neve	2013. évi előirányzat Kiadás	 Bevétel	 Támogatás
				1						*Működési költségvetés*			919,7	
					1						Személyi juttatások	1 798,1		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	484,6		
					3						Dologi kiadások	2 007,7		
				2						*Felhalmozási költségvetés*				
					1						Beruházások	373,1		
					2						Felújítások	2,8		
8						**Magyar Államkincstár**								16 935,2
				1						*Működési költségvetés*			6 182,8	
					1						Személyi juttatások	12 518,2		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	3 537,6		
					3						Dologi kiadások	5 621,7		
				2						*Felhalmozási költségvetés*				
					1						Beruházások	1 035,0		
					2						Felújítások	383,7		
					3						Egyéb felhalmozási kiadások	21,8		
9						**Nemzetgazdasági Tervezési Hivatal**								1 167,3
				1						*Működési költségvetés*				
					1						Személyi juttatások	630,0		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	170,1		
					3						Dologi kiadások	265,0		
				2						*Felhalmozási költségvetés*				
					1						Beruházások	102,2		
14						**Nemzeti Fogyasztóvédelmi Hatóság**								861,2
				1						*Működési költségvetés*			18,8	
					1						Személyi juttatások	548,1		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	148,0		
					3						Dologi kiadások	163,9		
				2						*Felhalmozási költségvetés*				
					1						Beruházások	10,0		
					2						Felújítások	10,0		
16						**Európai Támogatásokat Auditáló Főigazgatóság**								379,7
				1						*Működési költségvetés*				
					1						Személyi juttatások	280,8		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	78,9		
					3						Dologi kiadások	20,0		
17						**Nemzeti Külgazdasági Hivatal**								2 123,5
				1						*Működési költségvetés*			157,2	
					1						Személyi juttatások	976,2		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	263,3		
					3						Dologi kiadások	898,3		
					5						Egyéb működési célú kiadások	82,9		
				2						*Felhalmozási költségvetés*				
					1						Beruházások	40,0		
					3						Egyéb felhalmozási kiadások	20,0		
25						**Fejezeti kezelésű előirányzatok**								
	2						Ágazati célelőirányzatok							
		5						Kárrendezési célelőirányzat						

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Előir. csop. név	XV. FEJEZET Kiemelt előirányzat neve	2013. évi előirányzat Kiadás	Bevétel	Támogatás
			1						Függő kár kifizetés			410,0		410,0
			2						Járadék kifizetés			3 550,0		3 550,0
			3						Tőkésítésre kifizetés			40,0		40,0
		51						Nemzetközi befektetéseket támogató célelőirányzat				712,0		712,0
	4						Területfejlesztési és építésügyi feladatok							
		3						Állami Támogatású Bérlakás Program				21,0		21,0
	6						Kutatási és technológia feladatok							
		4						Európai Innovációs és Technológiai Intézet működésének támogatása				734,2		734,2
	14						Társadalmi szervezetek címzett támogatása							
		1						Fogyasztóvédelmi intézmények rendszeres támogatása						
			1						Megyei (fővárosi) kereskedelmi és iparkamarák mellett működő békéltető testületek támogatása			360,0		360,0
			2						Fogyasztói érdekek képviseletét ellátó egyesületek támogatása			81,0		81,0
		5						Nemzetközi szabványosítási és akkreditálási feladatok				63,0		63,0
	30						Egyéb fejezeti kezelésű előirányzatok							
		1						Az ágazat védelmi felkészítésének állami feladatai a honvédelmi törvény alapján				13,7		13,7
		2						Nemzetközi tagdíjak, nemzetközi kapcsolattal összefüggő feladatok				2 163,2		2 163,2
		3						Katasztrófavédelmi, polgári védelmi és nukleárisbaleset-elhárítási ágazati feladatok				18,1		18,1
		9						Nemzetgazdasági programok				412,0		412,0
		10						Szervezetátalakítási alap				4 678,0		4 678,0
		11						ClusterCOOP program támogatása				50,0		50,0
		12						Kárpát Régió Üzleti Hálózat üzemeltetése				350,0		350,0
	37						Kereskedőház					3 150,0		3 150,0
	38						Keleti kapcsolatok bővítése					3 063,2		3 063,2
	39						Teljesítésigazolási Szakértői Szerv működési támogatása					204,0		204,0
	43						Országos Foglalkoztatási Közhasznú Nonprofit Kft. támogatása					350,6		350,6
	44						Idegenforgalmi adó differenciált kiegészítése					400,0		400,0
	46						Magán és egyéb jogi személyek kártérítése					500,0		500,0
	47						Kötött segélyhitelezés					585,2		585,2
								XV. fejezet összesen:				**65 158,1**	**9 618,0**	**55 540,1**
								XVI. NEMZETI ADÓ- ÉS VÁMHIVATAL						
1						**Nemzeti Adó- és Vámhivatal igazgatása**								129 763,8
				1						*Működési költségvetés*			2 304,8	
					1						Személyi juttatások	70 369,8		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	18 386,5		
					3						Dologi kiadások	34 020,1		
					5						Egyéb működési célú kiadások	35,1		
				2						*Felhalmozási költségvetés*				
					1						Beruházások	8 562,7		
					2						Felújítások	560,0		
					3						Egyéb felhalmozási kiadások	134,4		
2						**Bűnügyi Főigazgatóság**								7 725,8
				1						*Működési költségvetés*			20,0	
					1						Személyi juttatások	5 058,5		

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Előir. csop. név	XVI. FEJEZET	2013. évi előirányzat		
											Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	1 294,8		
					3						Dologi kiadások	1 392,5		
3						**Képzési, Egészségügyi és Kulturális Intézet**								1 997,0
				1						*Működési költségvetés*			250,9	
					1						Személyi juttatások	1 264,6		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	322,2		
					3						Dologi kiadások	661,1		
											XVI. fejezet összesen:	**142 062,3**	**2 575,7**	**139 486,6**
											XVII. NEMZETI FEJLESZTÉSI MINISZTÉRIUM			
1						**Nemzeti Fejlesztési Minisztérium igazgatása**								6 823,8
				1						*Működési költségvetés*			338,7	
					1						Személyi juttatások	3 650,9		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	963,1		
					3						Dologi kiadások	2 548,5		
				2						*Felhalmozási költségvetés*			11,0	
					3						Egyéb felhalmozási kiadások	11,0		
3						**Nemzeti Információs Infrastruktúra Fejlesztési Intézet**								835,9
				1						*Működési költségvetés*			713,3	
					1						Személyi juttatások	324,0		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	82,9		
					3						Dologi kiadások	1 142,3		
4						**Országos Atomenergia Hivatal**								17,2
				1						*Működési költségvetés*			2 573,3	
					1						Személyi juttatások	680,3		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	185,1		
					3						Dologi kiadások	1 691,0		
				2						*Felhalmozási költségvetés*				
					1						Beruházások	34,1		
5						**Magyar Bányászati és Földtani Hivatal**								
				1						*Működési költségvetés*			2 277,5	
					1						Személyi juttatások	766,4		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	200,3		
					3						Dologi kiadások	1 075,1		
					5						Egyéb működési célú kiadások	235,7		
6						**Magyar Energia Hivatal**								
				1						*Működési költségvetés*			4 732,0	
					1						Személyi juttatások	1 275,4		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	326,9		
					3						Dologi kiadások	3 094,2		
					5						Egyéb működési célú kiadások	15,0		
				2						*Felhalmozási költségvetés*			2,5	
					1						Beruházások	15,0		
					2						Felújítások	2,0		
					3						Egyéb felhalmozási kiadások	6,0		
7						**Nemzeti Közlekedési Hatóság**								
				1						*Működési költségvetés*			28 944,8	

millió forintban

Cím szám	Al-cím szám	Jog-cím-csop. szám	Jog-cím szám	Elő-ir. csop. szám	Kie-melt előir. szám	Cím név	Al-cím név	Jog-cím-csop. név	Jog-cím név	Elő-ir. csop. név	XVII. FEJEZET Kiemelt előirányzat neve	2013. évi előirányzat Kiadás	Bevétel	Támogatás
					1						Személyi juttatások	2 973,9		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	744,5		
					3						Dologi kiadások	24 099,5		
					5						Egyéb működési célú kiadások	0,2		
				2						*Felhalmozási költségvetés*			25,5	
					1						Beruházások	1 042,2		
					2						Felújítások	100,0		
					3						Egyéb felhalmozási kiadások	10,0		
8						**Közlekedésfejlesztési Koordinációs Központ**								184,2
				1						*Működési költségvetés*			58 635,1	
					1						Személyi juttatások	931,6		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	253,9		
					3						Dologi kiadások	52 849,6		
					5						Egyéb működési célú kiadások	4 274,0		
				2						*Felhalmozási költségvetés*				
					1						Beruházások	86,0		
					3						Egyéb felhalmozási kiadások	424,2		
10						**Közlekedésbiztonsági Szervezet**								470,2
				1						*Működési költségvetés*				
					1						Személyi juttatások	257,8		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	71,4		
					3						Dologi kiadások	133,8		
				2						*Felhalmozási költségvetés*				
					1						Beruházások	7,2		
11						**Kormányzati Informatikai Fejlesztési Ügynökség**								445,2
				1						*Működési költségvetés*			10,0	
					1						Személyi juttatások	322,1		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	81,5		
					3						Dologi kiadások	41,6		
				2						*Felhalmozási költségvetés*				
					1						Beruházások	10,0		
12						**Közbeszerzési és Ellátási Főigazgatóság**								7 983,7
				1						*Működési költségvetés*			1 706,2	
					1						Személyi juttatások	1 866,8		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	547,2		
					3						Dologi kiadások	6 672,4		
				2						*Felhalmozási költségvetés*				
					1						Beruházások	448,5		
					2						Felújítások	150,0		
					3						Egyéb felhalmozási kiadások	5,0		
14						**Magyar Földtani és Geofizikai Intézet**								622,3
				1						*Működési költségvetés*			313,6	
					1						Személyi juttatások	553,6		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	144,0		
					3						Dologi kiadások	238,3		
20						**Fejezeti kezelésű előirányzatok**								
	31						Kiemelt célú beruházások támogatása							
		2						Egyedi kormánydöntésen alapuló közlekedési beruházások				310,0		310,0

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Elő-ir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Elő-ir. csop. név	XVII. FEJEZET Kiemelt előirányzat neve	2013. évi előirányzat Kiadás	 Bevétel	 Támogatás
		3						Országos közúthálózat és gyorsforgalmi úthálózat fejlesztés				1 572,0		1 572,0
		6						Vasúti hidak és acélszerkezetek felújítása				5 814,0		5 814,0
	32						Közlekedési ágazati programok							
		1						A közösségi közlekedés összehangolása				466,5		466,5
		5						TEN-T projektek				2 008,6	195,9	1 812,7
		6						Belvízi hajózási alapprogram				0,1		0,1
		8						Győri útfejlesztési beruházáshoz kapcsolódó kompenzációs intézkedések				50,0		50,0
		11						Közúti közlekedésbiztonság javítása és szakképzési feladatok				1 861,6	1 500,0	361,6
		12						Közúti közlekedéssel összefüggő környezetvédelmi feladatok				175,0	175,0	
	33						Hazai fejlesztési programok							
		1						Beruházás ösztönzési célelőirányzat				13 470,8		13 470,8
		2						Turisztikai célelőirányzat				12 498,6		12 498,6
		3						Gazdaságfejlesztést szolgáló célelőirányzat				2 036,0		2 036,0
		4						Területfejlesztési célelőirányzat				1 525,7		1 525,7
		5						Agrármarketing célelőirányzat				3 144,7		3 144,7
	34						Infokommunikációs ágazati programok és kormányzati informatikai rendszerek							
		1						Infokommunikációs szolgáltatások, konszolidáció				20 007,6		20 007,6
		2						Digitális megújulás és kapcsolódó feladatok				95,6		95,6
	35						Klíma-, energia- és zöldgazdaság-politikai ágazati programok							
		1						Uránércbánya hosszú távú környezeti kárelhárítás				370,0		370,0
		2						Energetikai célú feladatok				50,0		50,0
		3						Épületenergetikai és energiahatékonysági célelőirányzat				1 018,9		1 018,9
		4						Zöldgazdaság Finanszírozási Rendszer				5 200,0		5 200,0
	36						PPP-programok							
		1						Autópálya rendelkezésre állási díj				103 200,0		103 200,0
		2						Oktatási, kulturális és sport PPP-programok				21 102,0		21 102,0
	37						Közreműködő szervezetek közhasznú tevékenységének támogatása							
		3						ÉMI Nonprofit Kft. támogatása				255,0		255,0
		4						Puskás Tivadar Közalapítvány támogatása				262,0		262,0
	38						Egyéb feladatok							
		1						Nemzetközi tagdíjak				312,3		312,3
		2						Magán és egyéb jogi személyek kártérítése				117,0		117,0
		3						Kormányzati szakpolitikai feladatok				1 540,0		1 540,0
		4						"Friends of Hungary" Alapítvány működtetése				612,4		612,4
											1 - 20. cím összesen:	316 742,4	102 154,4	214 588,0
21						**Vállalkozások folyó támogatása**								
	1						Egyedi támogatások, ellentételezések							
		2						Bányabezárás				1 000,0		
		3						A helyközi személyszállítási közszolgáltatások költségtérítése				190 492,2		
		4						A vasúti pályahálózat működtetésének költségtérítése				70 000,0		
22						**Elektronikus útdíj**							75 000,0	
24						**K-600 hírrendszer működtetésére**						55,0		
25						**Peres ügyek**						800,0		
								XVII. fejezet összesen:				579 089,6	177 154,4	214 588,0

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Elő-ir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Elő-ir. csop. név	XVIII. FEJEZET Kiemelt előirányzat neve	2013. évi előirányzat Kiadás	Bevétel	Támogatás
						XVIII. KÜLÜGYMINISZTÉRIUM								
1						**Külügyminisztérium központi igazgatása**								6 040,0
				1						*Működési költségvetés*			209,3	
					1						Személyi juttatások	3 649,6		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	968,6		
					3						Dologi kiadások	1 475,8		
					5						Egyéb működési célú kiadások	55,3		
				2						*Felhalmozási költségvetés*			56,0	
					1						Beruházások	100,0		
					3						Egyéb felhalmozási kiadások	56,0		
2						**Külképviseletek igazgatása**								35 313,6
				1						*Működési költségvetés*			6 376,6	
					1						Személyi juttatások	20 854,0		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	5 629,4		
					3						Dologi kiadások	14 206,3		
				2						*Felhalmozási költségvetés*			112,6	
					1						Beruházások	1 000,5		
					3						Egyéb felhalmozási kiadások	112,6		
3						**Magyar Külügyi Intézet**								154,2
				1						*Működési költségvetés*			2,0	
					1						Személyi juttatások	73,4		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	21,2		
					3						Dologi kiadások	51,6		
				2						*Felhalmozási költségvetés*				
					1						Beruházások	10,0		
5						**Fejezeti kezelésű előirányzatok**								
	6						Nemzetközi tagdíjak és európai uniós befizetések							
		1						Nemzetközi tagdíjak és kötelező jellegű, önkéntes hozzájárulások				7 166,7		7 166,7
		2						Európai uniós befizetések				6 073,3		6 073,3
	14						Közhasznú és egyéb civil szervezetek támogatása							
		1						Demokrácia Központ Közalapítvány támogatása				105,3		105,3
		2						Egyéb civil szervezetek támogatása				25,0		25,0
		5						Népirtás Megelőzési Központ támogatása				10,0		10,0
		6						Külföldi magyar emlékek megőrzése				5,0		5,0
		8						Kisebbségpolitikai célok támogatása				6,0		6,0
	17						EU utazási költségtérítések					391,9	391,5	0,4
	18						Közép-európai elnökségi feladatok					110,0		110,0
	22						Nemzetközi fejlesztési együttműködés és humanitárius segélyezés							
		1						Nemzetközi Fejlesztési Együttműködés				150,0		150,0
		2						Humanitárius segélyezés				10,0		10,0
						XVIII. fejezet összesen:						**62 317,5**	**7 148,0**	**55 169,5**
						XIX. UNIÓS FEJLESZTÉSEK								
1						**Nemzeti Fejlesztési Ügynökség**								1 581,2
				1						*Működési költségvetés*			7 645,2	
					1						Személyi juttatások	6 009,2		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	1 422,0		

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Elő-ir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Elő-ir. csop. név	XIX. FEJEZET	2013. évi előirányzat		
											Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
					3						Dologi kiadások	1 482,8		
					5						Egyéb működési célú kiadások	12,0		
				2						*Felhalmozási költségvetés*			1,0	
					1						Beruházások	271,2		
					2						Felújítások	23,7		
					3						Egyéb felhalmozási kiadások	6,5		
2						**Fejezeti kezelésű előirányzatok**								
	4						Nemzeti Stratégiai Referenciakeret							
		1						Gazdaságfejlesztés Operatív Program				137 984,7	125 222,3	12 762,4
		2						Közlekedés Operatív Program				320 591,3	258 820,1	61 771,2
		3						Társadalmi Megújulás Operatív Program				227 795,8	217 663,5	10 132,3
		8						Társadalmi Megújulás Operatív Program - Nemzeti Foglalkoztatási Alap				16 279,6	16 279,6	
		14						Társadalmi Infrastruktúra Operatív Program				124 765,0	122 689,1	2 075,9
		19						Környezet és Energia Operatív Program				264 573,7	243 462,9	21 110,8
		20						Államreform Operatív Program				7 454,7	6 712,6	742,1
		21						Elektronikus Közigazgatás Operatív Program				19 388,3	16 480,1	2 908,2
		22						Végrehajtás Operatív Program				14 388,9	11 501,6	2 887,3
		23						Nyugat-dunántúli Operatív Program				17 255,7	17 202,2	53,5
		24						Közép-dunántúli Operatív Program				20 447,3	20 447,3	
		25						Dél-dunántúli Operatív Program				23 314,9	22 885,7	429,2
		26						Dél-alföldi Operatív Program				27 206,5	26 466,5	740,0
		27						Észak-alföldi Operatív Program				46 826,5	44 071,3	2 755,2
		28						Észak-magyarországi Operatív Program				39 913,0	37 482,3	2 430,7
		29						Közép-magyarországi Operatív Program				46 264,6	44 895,2	1 369,4
	5						Területi Együttműködés							
		1						Európai Területi Együttműködés						
			1						ETE HU-SK			7 167,4	6 092,3	1 075,1
			2						ETE HU-RO			10 632,8	9 037,9	1 594,9
			3						ETE HU-SER			2 615,3	2 094,4	520,9
			4						ETE HU-CRO			2 966,3	2 392,6	573,7
			5						ETE SEES			7 381,4	6 740,7	640,7
			6						ETE AU-HU			548,2	401,5	146,7
			7						ETE SLO-HU			417,0	291,2	125,8
			8						ETE CES			453,9	345,6	108,3
			9						INTERREG IVC			251,3	173,4	77,9
			10						ENPI HU-SK-RO-UA együttműködési program			3 531,6	3 001,9	529,7
		2						INTERACT 2007-2013				12,0		12,0
	6						Egyéb uniós előirányzatok							
		3						Svájci Alap támogatásából megvalósuló projektek				13 594,2	11 529,2	2 065,0
		6						EGT, Norvég Alap támogatásból megvalósuló projektek 2009-2014				4 278,5	3 663,2	615,3
	7						Szakmai fejezeti kezelésű előirányzatok							
		1						EU támogatások felhasználásához szükséges technikai segítségnyújtás				374,5		374,5
		2						Közreműködői intézményrendszer támogatása				1 250,0		1 250,0
		8						Állami költségvetési kedvezményezettek sajáterő támogatása				9 910,2		9 910,2
		11						Budapest 4-es metróvonal építésének támogatása				3 548,3		3 548,3
		12						A hatvani Grassalkovich-kastély felújítása				100,0		100,0

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név / Alcím név / Jogcím-csop. név / Jogcím név / Előir. csop. név — XIX. FEJEZET — Kiemelt előirányzat neve	2013. évi előirányzat Kiadás	Bevétel	Támogatás
	8					Európai uniós programokhoz kapcsolódó tartalék	4 146,4		4 146,4
						XIX. fejezet összesen:	1 436 857,2	1 285 692,4	151 164,8
						XX. EMBERI ERŐFORRÁSOK MINISZTÉRIUMA			
1						**Emberi Erőforrások Minisztériuma igazgatása**			9 905,9
				1		*Működési költségvetés*		8,0	
					1	Személyi juttatások	5 598,0		
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	1 489,6		
					3	Dologi kiadások	2 805,2		
					5	Egyéb működési célú kiadások	3,5		
				2		*Felhalmozási költségvetés*			
					1	Beruházások	16,1		
					2	Felújítások	1,5		
2						**Szociális és gyermekvédelmi intézményrendszer**			
	1					Állami szociális intézetek			1 849,3
				1		*Működési költségvetés*		277,1	
					1	Személyi juttatások	1 263,3		
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	339,2		
					3	Dologi kiadások	469,3		
					4	Ellátottak pénzbeli juttatásai	5,7		
				2		*Felhalmozási költségvetés*			
					1	Beruházások	48,9		
	2					Gyermek- és ifjúságvédelem intézetei			3 520,4
				1		*Működési költségvetés*		183,5	
					1	Személyi juttatások	2 220,7		
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	597,5		
					3	Dologi kiadások	747,5		
					4	Ellátottak pénzbeli juttatásai	78,4		
				2		*Felhalmozási költségvetés*			
					1	Beruházások	59,8		
	3					Szociális és gyermekvédelmi, gyermekjóléti feladatellátás és irányítás intézményei			66 197,7
				1		*Működési költségvetés*		23 673,1	
					1	Személyi juttatások	54 724,8		
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	14 611,6		
					3	Dologi kiadások	19 172,7		
					4	Ellátottak pénzbeli juttatásai	1 021,3		
					5	Egyéb működési célú kiadások	340,4		
	4					Nemzeti Rehabilitációs és Szociális Hivatal			2 499,0
				1		*Működési költségvetés*		166,0	
					1	Személyi juttatások	1 432,7		
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	374,3		
					3	Dologi kiadások	782,4		
				2		*Felhalmozási költségvetés*			
					1	Beruházások	73,3		
					2	Felújítások	2,3		
	5					Nemzeti Család- és Szociálpolitikai Intézet			979,7
				1		*Működési költségvetés*		111,4	

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Előir. csop. név	XX. FEJEZET Kiemelt előirányzat neve	2013. évi előirányzat Kiadás	Bevétel	Támogatás
					1						Személyi juttatások	611,4		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	163,5		
					3						Dologi kiadások	312,4		
				2						*Felhalmozási költségvetés*				
					1						Beruházások	3,4		
					2						Felújítások	0,4		
4						**Egyéb kulturális intézmények**								3 098,3
				1						*Működési költségvetés*			1 930,6	
					1						Személyi juttatások	2 183,7		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	611,2		
					3						Dologi kiadások	2 069,4		
					5						Egyéb működési célú kiadások	133,0		
				2						*Felhalmozási költségvetés*			47,7	
					1						Beruházások	60,1		
					2						Felújítások	18,0		
					3						Egyéb felhalmozási kiadások	1,2		
5						**Egyetemek, főiskolák**								123 549,9
				1						*Működési költségvetés*			250 171,9	
					1						Személyi juttatások	168 147,6		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	47 758,2		
					3						Dologi kiadások	119 358,7		
					4						Ellátottak pénzbeli juttatásai	28 423,4		
					5						Egyéb működési célú kiadások	3 198,7		
				2						*Felhalmozási költségvetés*			33 139,6	
					1						Beruházások	31 425,6		
					2						Felújítások	8 323,1		
					3						Egyéb felhalmozási kiadások	226,1		
6						**Egyéb oktatási intézmények**								3 423,3
				1						*Működési költségvetés*			1 846,0	
					1						Személyi juttatások	1 821,0		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	497,3		
					3						Dologi kiadások	2 943,0		
				2						*Felhalmozási költségvetés*				
					1						Beruházások	8,0		
7						**Egészségügyi Engedélyezési és Közigazgatási Hivatal**								5 204,5
				1						*Működési költségvetés*			252,0	
					1						Személyi juttatások	4 342,5		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	971,6		
					3						Dologi kiadások	118,8		
				2						*Felhalmozási költségvetés*				
					1						Beruházások	23,6		
8						**Betegjogi, dokumentációs és készletgazdálkodási feladatokat ellátó intézmények**								901,8
				1						*Működési költségvetés*			122,3	
					1						Személyi juttatások	445,7		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	114,9		
					3						Dologi kiadások	274,3		
				2						*Felhalmozási költségvetés*			212,7	

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Elő-ir. csop. szám	Kiemelt előir. szám	Cím név / Alcím név / Jogcím-csop. név / Jogcím név / Elő-ir. csop. név / Kiemelt előirányzat neve — XX. FEJEZET	2013. évi előirányzat Kiadás	Bevétel	Támogatás
					1	Beruházások	82,8		
					2	Felújítások	38,1		
					3	Egyéb felhalmozási kiadások	281,0		
9						**Törr István Képző és Kutató Intézet**			945,4
				1		*Működési költségvetés*		3 483,8	
					1	Személyi juttatások	1 575,3		
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	424,0		
					3	Dologi kiadások	2 311,2		
				2		*Felhalmozási költségvetés*			
					1	Beruházások	116,7		
					2	Felújítások	2,0		
10						**Gyógyító-megelőző ellátás szakintézetei**			
	1					Gyógyszerészeti és Egészségügyi Minőség- és Szervezetfejlesztési Intézet			4 244,5
				1		*Működési költségvetés*		8 304,9	
					1	Személyi juttatások	4 466,5		
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	1 097,6		
					3	Dologi kiadások	1 845,8		
					5	Egyéb működési célú kiadások	2 700,9		
				2		*Felhalmozási költségvetés*		10,0	
					1	Beruházások	2 038,6		
					2	Felújítások	400,0		
					3	Egyéb felhalmozási kiadások	10,0		
	2					Gyógyító-megelőző ellátás intézetei			586,2
				1		*Működési költségvetés*		359 395,6	
					1	Személyi juttatások	137 739,5		
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	37 477,9		
					3	Dologi kiadások	180 588,2		
					4	Ellátottak pénzbeli juttatásai	4,7		
					5	Egyéb működési célú kiadások	1 857,8		
				2		*Felhalmozási költségvetés*		6 345,9	
					1	Beruházások	7 536,6		
					2	Felújítások	767,3		
					3	Egyéb felhalmozási kiadások	355,7		
11						**Közgyűjtemények**			11 714,5
				1		*Működési költségvetés*		5 099,0	
					1	Személyi juttatások	8 364,2		
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	2 308,1		
					3	Dologi kiadások	5 925,7		
					5	Egyéb működési célú kiadások	51,1		
				2		*Felhalmozási költségvetés*			
					1	Beruházások	127,0		
					2	Felújítások	37,4		
12						**Művészeti intézmények**			8 776,3
				1		*Működési költségvetés*		2 537,0	
					1	Személyi juttatások	5 748,8		
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	1 537,5		
					3	Dologi kiadások	1 946,4		

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Elő-ir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Elő-ir. csop. név	XX. FEJEZET Kiemelt előirányzat neve	2013. évi előirányzat Kiadás	Bevétel	Támogatás
					5						Egyéb működési célú kiadások	2,2		
				2						*Felhalmozási költségvetés*				
					1						Beruházások	2 028,4		
					2						Felújítások	50,0		
13						**Sportintézmények**								
	1						Nemzeti Sport Intézet							197,0
				1						*Működési költségvetés*			6,0	
					1						Személyi juttatások	108,0		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	28,0		
					3						Dologi kiadások	32,0		
				2						*Felhalmozási költségvetés*				
					1						Beruházások	35,0		
	2						Nemzeti Sportközpontok							7 380,6
				1						*Működési költségvetés*			2 300,0	
					1						Személyi juttatások	1 175,9		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	334,3		
					3						Dologi kiadások	3 351,4		
				2						*Felhalmozási költségvetés*				
					1						Beruházások	4 819,0		
14						**Országos Mentőszolgálat**								383,0
				1						*Működési költségvetés*			26 826,4	
					1						Személyi juttatások	15 911,9		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	4 472,2		
					3						Dologi kiadások	6 710,8		
					5						Egyéb működési célú kiadások	114,5		
16						**Országos Tisztifőorvosi Hivatal és intézményei, valamint egyéb népegészségügyi intézetek**								11 306,7
				1						*Működési költségvetés*			2 605,8	
					1						Személyi juttatások	3 841,1		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	1 009,2		
					3						Dologi kiadások	8 697,5		
					5						Egyéb működési célú kiadások	285,8		
				2						*Felhalmozási költségvetés*				
					1						Beruházások	73,6		
					2						Felújítások	5,3		
17						**Országos Vérellátó Szolgálat**								1 700,4
				1						*Működési költségvetés*			10 753,3	
					1						Személyi juttatások	3 858,9		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	972,4		
					3						Dologi kiadások	7 072,4		
				2						*Felhalmozási költségvetés*				
					1						Beruházások	530,0		
					2						Felújítások	20,0		
18						**Köznevelési feladatellátás és irányítás intézményei**								411 930,5
				1						*Működési költségvetés*			34 991,4	
					1						Személyi juttatások	307 688,4		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	82 987,0		
					3						Dologi kiadások	56 240,0		

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Előir. csop. név	XX. FEJEZET Kiemelt előirányzat neve	2013. évi előirányzat Kiadás	Bevétel	Támogatás
					5						Egyéb működési célú kiadások	6,5		
19						Emberi Erőforrás Támogatáskezelő								888,8
				1						*Működési költségvetés*				
					1						Személyi juttatások	533,1		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	141,0		
					3						Dologi kiadások	214,7		
20						Fejezeti kezelésű előirányzatok								
	1						Beruházás							
		4						Kulturális beruházások						
			2						Vári rekonstrukciók (Szent György tér, Mátyás-templom)			1 043,0		1 043,0
	2						Normatív finanszírozás							
		2						Nem állami felsőoktatási intézmények támogatása				9 251,3		9 251,3
		3						Közoktatási célú humánszolgáltatás és kiegészítő támogatás				126 915,4		126 915,4
	3						Felsőoktatási feladatok támogatása							
		1						Felsőoktatás speciális feladatai				404,1		404,1
		2						Lakitelek Népfőiskola támogatása				300,0		300,0
		3						Kiválósági támogatások				10 000,0		10 000,0
	4						Közoktatási feladatok támogatása							
		4						Közoktatás speciális feladatainak támogatása				101,1		101,1
		5						Nemzeti Tehetség Program				1 010,7		1 010,7
		6						Közoktatási Információs Rendszer (KIR) fejlesztése				50,0		50,0
		7						Kisiskolák támogatása				80,0		80,0
		8						Szakmai, tanügy-igazgatási informatikai feladatok támogatása				1 000,0		1 000,0
	5						Egyéb feladatok támogatása							
		18						Határon túli oktatási és kulturális feladatok támogatása						
			1						Határon túli oktatási feladatok támogatása			668,2		668,2
			2						Határon túli kulturális feladatok támogatása			52,0		52,0
		19						Szociális ágazati fejlesztések, szolgáltatások és programok támogatása				120,8		120,8
	8						Nemzetközi kulturális és oktatási kapcsolatok programjai							
		1						Nemzetközi kétoldalú oktatási és képzési programok				115,6		115,6
		2						Európai Uniós és nemzetközi oktatási és képzési programok				272,7		272,7
		5						Kétoldalú munkatervi feladatok						
			2						Kétoldalú kulturális munkatervi feladatok			4,5		4,5
		10						Kulturális és oktatási szakdiplomáciai feladatok						
			2						Kulturális szakdiplomáciai feladatok			8,0		8,0
	9						EU tagsággal kapcsolatos feladatok							
		6						EU tagságból eredő együttműködések						
			2						EU tagságból eredő kulturális együttműködések			10,0		10,0
	11						Kulturális feladatok és szervezetek támogatása							
		1						Filmszakmai támogatások				200,0		200,0
		3						Az Ópusztaszeri Nemzeti Történeti Emlékpark támogatása				210,0		210,0
		16						A Zeneakadémia felújításával kapcsolatos feladatok				300,0		300,0
		17						Liszt Ferenc Zeneművészeti Egyetem (Zeneakadémia) történeti orgonáinak restaurálása				200,0		200,0
		18						Zeneakadémia működésének kiegészítő támogatása				800,0		800,0
	12						Közkultúra, kulturális vidékfejlesztés és nemzetiségi kultúra							
		7						Közkultúra, kulturális vidékfejlesztés és nemzetiségi kultúra támogatása						

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Előir. csop. név	XX. FEJEZET Kiemelt előirányzat neve	2013. évi előirányzat Kiadás	Bevétel	Támogatás
			1						Közgyűjteményi szakmai feladatok - közgyűjtemények nemzeti értékmentő programja			88,0		88,0
			2						Közművelődési szakmai feladatok			132,0		132,0
			3						Kulturális örökségvédelmi szakmai feladatok			4,0		4,0
			4						Világörökségi törvényből adódó feladatok ellátása			100,0		100,0
			5						Nemzeti emlékhelyekkel kapcsolatos feladatok ellátása			30,4		30,4
	13						Művészeti tevékenységek							
		4						Művészeti tevékenységek és egyéb fejezeti feladatok támogatása				525,0		525,0
		5						Előadóművészeti törvény végrehajtásából adódó feladatok (működési és művészeti pályázatok)				1 574,7		1 574,7
		7						A Nemzet Színésze cím támogatása				144,7		144,7
		9						Közkönyvtári kölcsönzési jogdíjak				90,0		90,0
		10						Művészeti nyugdíjsegélyek megtérítése				1 423,0		1 423,0
	14						A kábítószer-fogyasztás megelőzésével kapcsolatos feladatok					310,0		310,0
	15						Gyermek és ifjúsági szakmai feladatok							
		1						Ifjúsági intézmény és szolgáltatásrendszer, ifjúságszakmai feladatok						
			1						Gyermek és ifjúsági célú üdültetés			316,1		316,1
		3						Ifjúságpolitikai feladatok támogatása						
			4						Gyermek és Ifjúsági Alapprogram támogatása			130,0		130,0
	16						Szociális szolgáltatások és egyéb szociális feladatok támogatása							
		1						Szociális és gyermekjóléti szolgáltatások fejlesztése, szakmai feladatok támogatása				162,0		162,0
		6						Családpolitikai Programok				92,0		92,0
		7						Családpolitikai célú pályázatok				83,0		83,0
	17						Egyes szociális pénzbeli támogatások							
		1						Gyermekvédelmi Lakás Alap				1 705,0		1 705,0
		5						Súlyos fogyatékkal élők kiegészítő támogatása				1 000,0		1 000,0
		6						Mozgáskorlátozottak szerzési és átalakítási támogatása				900,0		900,0
		7						GYES-en és GYED-en lévők hallgatói hitelének célzott támogatása				561,0		561,0
	18						Gyermekvédelmi szolgáltatások fejlesztése, módszertani feladatok ellátása					135,0		135,0
	19						Szociális célú humánszolgáltatások							
		1						Szociális célú nem állami humánszolgáltatások támogatása				60 412,1		60 412,1
		4						Támogató szolgáltatások, közösségi ellátások, jelzőrendszeres házi segítségnyújtás, utcai szociális munka és krízisközpont finanszírozása				5 953,8		5 953,8
	20						Társadalmi kohéziót erősítő tárcaközi integrációs szociális programok							
		3						Család, esélyteremtési és önkéntes házak támogatása				167,1		167,1
		6						Fogyatékos személyek esélyegyenlőségét elősegítő programok támogatása				121,7		121,7
		8						Jelnyelvi tolmácsszolgáltatás és elemi látásrehabilitáció támogatása				479,5		479,5
		12						Hajléktalanokhoz kapcsolódó közfeladatok ellátása				450,9		450,9
		13						Autista otthonok támogatása				95,0		95,0
	22						Egészségügyi ágazati előirányzatok							
		2						Egészségügyi ellátási és fejlesztési feladatok				122,6		122,6
		3						Légimentés eszközpark bérlésével összefüggő kiadások				1 221,2		1 221,2
		13						Kisforgalmú gyógyszertárak működtetési támogatása				700,0		700,0
	23						Sporttevékenység támogatása							

millió forintban

Cím szám	Alcím szám	Jogcímcsop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Előir. csop. név	XX. FEJEZET Kiemelt előirányzat neve	2013. évi előirányzat Kiadás	 Bevétel	 Támogatás
		4						Versenysport támogatása				642,4		642,4
		5						Országos sportági szakszövetségek akadémia rendszerének kialakításával, továbbá az MLSZ utánpótlás-neveléssel összefüggő feladatainak támogatása				1 710,0		1 710,0
		6						Az olimpiai mozgalommal összefüggő, valamint egyéb, a sport stratégiai fejlesztését szolgáló feladatok támogatására						
			1						Versenysport és olimpiai felkészülés szakmai támogatása			2 344,9		2 344,9
			2						Sporteredmények, sportszakmai tevékenység anyagi elismerése			2 354,5		2 354,5
			4						Doppingellenes tevékenység sportszakmai feladatai			183,5		183,5
			7						Utánpótlás-nevelési feladatok			1 925,8		1 925,8
			8						Fogyatékosok sportjának támogatása			230,0		230,0
		7						Sportteljesítmények elismerése, megbecsülése				140,2		140,2
		9						Válogatott kerettagok emelt szintű sportegészségügyi vizsgálatainak támogatása				131,4		131,4
		23						Szabadidősport támogatása				372,0		372,0
		24						Diák- és hallgatói sport támogatása				501,7		501,7
		25						Sport népszerűsítésével összefüggő kiadások				15,0		15,0
		28						Stratégiai és sporttudományi innovációs folyamatok működtetése és projektjei				37,2		37,2
	24						Sportlétesítmények fejlesztése és kezelése							
		10						Az MLSZ sportlétesítmények biztonságtechnikai fejlesztésével összefüggő feladatainak támogatása				864,0		864,0
		11						Sportlétesítmények fejlesztése és fenntartása						
			2						Állami, önkormányzati és egyéb sportlétesítmények fejlesztése, fenntartása			568,1		568,1
			3						XIV. Nyári Európai Ifjúsági Olimpiai Fesztiválhoz (EYOF) kapcsolódó fejlesztések			1 579,0		1 579,0
		12						Magyar Sport Háza támogatása				302,5		302,5
		13						Debreceni Nagyerdei Labdarúgó Stadion rekonstrukció támogatása						
			1						Debreceni Nagyerdei Labdarúgó Stadion rekonstrukció - a Nagyerdei Stadion Rekontsrukciós Kft. működésének támogatása			187,2		187,2
			2						Debreceni Nagyerdei Labdarúgó Stadion rekonstrukciója			9 000,0		9 000,0
	25						Felújítások központi támogatása, egyéb fejlesztési támogatások							
		1						Nem állami intézmények felújítása, beruházása				1 384,0		1 384,0
	26						Alapítványok, közalapítványok által ellátott feladatok és általuk fenntartott intézmények támogatása							
		1						Oktatási alapítványok, közalapítványok						
			2						Közalapítvány a Budapesti Német Nyelvű Egyetemért			184,3		184,3
			14						Autizmus Alapítvány			35,0		35,0
			19						Határon túli magyar felsőoktatási intézmények támogatása			200,0		200,0
		2						Kulturális alapítványok, közalapítványok						
			10						Egyéb kulturális alapítványok működési és programtámogatása			890,0		890,0
	28						Gazdasági társaságok által ellátott feladatok támogatása							
		1						Gazdasági társaságok által ellátott oktatási feladatok támogatása				829,9		829,9
		2						Gazdasági társaságok által ellátott kulturális feladatok támogatása				6 837,7		6 837,7
		3						Gazdasági társaságok által ellátott szociális feladatok támogatása				210,9		210,9
	30						Társadalmi, civil és non-profit szervezetek működési támogatása							
		22						Oktatási társadalmi, civil és non-profit szervezetek						
			2						Oktatási társadalmi civil és non-profit szervezetek, testületek, egyesületek, bizottságok támogatása			13,6		13,6
		23						Kulturális társadalmi, civil és non-profit szervezetek						

millió forintban

Cím szám	Al-cím szám	Jog-cím-csop. szám	Jog-cím szám	Elő-ir. csop. szám	Kie-melt előir. szám	Cím név	Al-cím név	Jog-cím-csop. név	Jog-cím név	Elő-ir. csop. név	XX. FEJEZET Kiemelt előirányzat neve	2013. évi előirányzat Kiadás	 Bevétel	 Támogatás
			2						Kulturális társadalmi, civil szervezetek, szövetségek, egyesületek támogatása			115,0		115,0
			3						Területi Művelődési Intézmények Egyesülete (TEMI) támogatása			450,0		450,0
			4						Magyar Írószövetség támogatása			30,0		30,0
		24						Egészségügyi társadalmi, civil és non-profit szervezetek						
			1						Magyar Vöröskereszt támogatása			100,1		100,1
			2						Magyar Rákellenes Liga támogatása			30,0		30,0
			3						Egészségügyi társadalmi, civil és non-profit szervezetek működési támogatása			51,3		51,3
			4						Magyar ILCO Szövetség támogatása			30,0		30,0
			5						Magyar Gyermekonkológiai Hálózat			20,0		20,0
			6						Daganatos Betegek Rehabilitációs Lelki Otthona			20,0		20,0
		25						Szociális társadalmi, civil és non-profit szervezetek						
			5						Fogyatékos személyek érdekvédelmi szervezetei és szolidaritási programok támogatása			208,5		208,5
			6						Értelmi Fogyatékossággal Élők és Segítőik Országos Érdekvédelmi Szövetsége			130,0		130,0
			7						Siketek és Nagyothallók Országos Szövetsége			165,0		165,0
			8						Mozgáskorlátozottak Egyesületeinek Országos Szövetsége			160,0		160,0
			9						Vakok és Gyengénlátók Országos Szövetsége			165,0		165,0
			10						Magyar Szervátültetettek Országos Sport, Kulturális és Érdekvédelmi Szövetsége			19,0		19,0
			11						Autisták Országos Szövetsége			50,0		50,0
			12						Siketvakok Országos Egyesülete			20,0		20,0
			13						Értelmi Sérülteket Szolgáló Társadalmi Szervezetek és Alapítványok Országos Szövetsége			30,0		30,0
			21						Karitatív tevékenységet végző szervezetek támogatása			618,7		618,7
			23						Dévény Anna Alapítvány			40,0		40,0
		26						Sport társadalmi, civil és non-profit szervezetek						
			2						Magyar Olimpiai Bizottság			450,0		450,0
	31						A fertődi Esterházy-kastély működtetésével kapcsolatos kiadások					350,0		350,0
	35						Hozzájárulás a lakossági energiaköltségekhez					300,0	300,0	
	39						Szociális intézményi foglalkoztatás támogatása					4 613,0		4 613,0
	46						Megváltozott munkaképességűek foglalkoztatásával összefüggő bértámogatás					720,0		720,0
	47						Megváltozott munkaképességű munkavállalók foglalkoztatásának támogatása					35 000,4		35 000,4
	50						Kulturális szakmai feladatok támogatása							
		3						Emlékpont Központ támogatása				25,0		25,0
	51						Miniszteri tartalék és egyéb felügyeleti feladatok támogatása					923,7		923,7
	54						Nemzeti Együttműködési Alap					3 380,0		3 380,0
	55						Egyházi célú központi költségvetési hozzájárulások							
		1						Egyházi kulturális tevékenységek támogatása (közgyűjtemények, közművelődési intézmények, kulturális programok)						
			1						Egyházi közgyűjtemények és közművelődési intézmények támogatása			750,0		750,0
		2						Egyházi hit- és egyéb oktatási tevékenység támogatása						
			1						Hittanoktatás támogatása			3 100,0		3 100,0
		3						Egyházi alapintézmény-működés, SZJA rendelkezés és kiegészítése				10 580,0		10 580,0
		4						Átadásra nem került ingatlanok utáni járadék				17 950,0		17 950,0
		5						Kistelepülési és szórvány egyházi támogatások						

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Előir. csop. név	XX. FEJEZET Kiemelt előirányzat neve	2013. évi előirányzat Kiadás	Bevétel	Támogatás
			1						Az 5000 lakosnál kisebb településeken szolgálatot teljesítő egyházi személyek jövedelempótléka			1 600,0		1 600,0
		7						Egyházi épített örökség védelme és egyéb beruházások				1 350,0		1 350,0
		8						A Piarista Rend Magyar Tartománya fejlesztéseinek támogatása				1 200,0		1 200,0
		9						Egyházak közösségi célú programjainak és beruházásainak támogatása				650,0		650,0
		10						Lakitelek Népfőiskola épületeinek rekonstrukciója és fejlesztése				1 500,0		1 500,0
	56						Nemzetiségi támogatások					514,9		514,9
	57						Országos nemzetiségi önkormányzatok és média támogatása							
		1						Bolgár Országos Önkormányzat és Média				43,7		43,7
		2						Magyarországi Görögök Országos Önkormányzata és Média				44,9		44,9
		3						Országos Horvát Önkormányzat és Média				144,5		144,5
		4						Magyarországi Németek Országos Önkormányzata és Média				214,1		214,1
		5						Magyarországi Románok Országos Önkormányzata és Média				89,6		89,6
		6						Országos Roma Önkormányzat és Média				267,2		267,2
		7						Országos Lengyel Önkormányzat és Média				47,0		47,0
		8						Országos Örmény Önkormányzat és Média				42,5		42,5
		9						Országos Szlovák Önkormányzat és Média				128,0		128,0
		10						Országos Szlovén Önkormányzat és Média				64,0		64,0
		11						Szerb Országos Önkormányzat és Média				78,7		78,7
		12						Országos Ruszin Önkormányzat és Média				36,1		36,1
		13						Ukrán Országos Önkormányzat és Média				36,2		36,2
	58						Országos nemzetiségi önkormányzatok által fenntartott intézmények támogatása							
		1						Bolgár Országos Önkormányzat által fenntartott intézmények támogatása				30,8		30,8
		2						Magyarországi Görögök Országos Önkormányzata által fenntartott intézmények támogatása				12,5		12,5
		3						Országos Horvát Önkormányzat által fenntartott intézmények támogatása				57,5		57,5
		4						Magyarországi Németek Országos Önkormányzata által fenntartott intézmények támogatása				125,6		125,6
		5						Magyarországi Románok Országos Önkormányzata által fenntartott intézmények támogatása				19,7		19,7
		6						Országos Roma Önkormányzat által fenntartott intézmények támogatása				78,6		78,6
		7						Országos Lengyel Önkormányzat által fenntartott intézmények támogatása				24,6		24,6
		8						Országos Örmény Önkormányzat által fenntartott intézmények támogatása				7,0		7,0
		9						Országos Szlovák Önkormányzat által fenntartott intézmények támogatása				115,8		115,8
		10						Országos Szlovén Önkormányzat által fenntartott intézmények támogatása				43,4		43,4
		11						Szerb Országos Önkormányzat által fenntartott intézmények támogatása				54,7		54,7
		12						Országos Ruszin Önkormányzat által fenntartott intézmények támogatása				7,8		7,8
		13						Ukrán Országos Önkormányzat által fenntartott intézmények támogatása				8,0		8,0
	59						Társadalmi felzárkózást segítő programok							
		4						Roma kultúra támogatása				60,0		60,0
		5						Társadalmi, gazdasági, területi hátránykiegyenlítést elősegítő programok, szakkollégiumok				510,0		510,0

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Elő-ir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Elő-ir. csop. név	XX. FEJEZET Kiemelt előirányzat neve	2013. évi előirányzat Kiadás	 Bevétel	 Támogatás
		6						Felzárkózás-politika koordinációja				96,0		96,0
		7						Roma ösztöndíj programok				2 067,1		2 067,1
											1 - 20. cím összesen:	**1 813 971,9**	**775 101,0**	**1 038 870,9**
21						**Nemzeti Család- és Szociálpolitikai Alap**								
	1						Családi támogatások							
		1						Családi pótlék				349 015,0		
		2						Anyasági támogatás				5 528,0		
		3						Gyermekgondozási segély				64 750,0		
		4						Gyermeknevelési támogatás				14 123,0		
		5						Gyermekek születésével kapcsolatos szabadság megtérítése				2 459,7		
		6						Pénzbeli és természetbeni gyermekvédelmi támogatások				7 073,0		
		7						Életkezdési támogatás				7 878,3		
		8						Gyermektartásdíjak megelőlegezése				1 702,0		
	2						Korhatár alatti ellátások							
		1						Szolgálati járandóság				86 630,9		
		2						Korhatár előtti ellátás, balettművészeti életjáradék				196 763,8		
	3						Jövedelempótló és jövedelemkiegészítő szociális támogatások							
		1						Átmeneti bányászjáradék, szénjárandóság kiegészítése és kereset-kiegészítése				9 194,3		
		2						Mezőgazdasági járadék				3 399,4		
		3						Fogyatékossági támogatás és a vakok személyi járadéka				30 721,2		
		4						Politikai rehabilitációs és más nyugdíj-kiegészítések				15 707,5		
		5						Házastársi pótlék				4 071,4		
		6						Egyéb támogatások (Cukorbetegek támogatása, Lakbértámogatás)				70,0		
		7						Megváltozott munkaképességűek kereset-kiegészítése				550,0		
	4						Különféle jogcímen adott térítések							
		1						Közgyógyellátás				18 500,0		
		2						Egészségügyi feladatok ellátásával kapcsolatos hozzájárulás				5 400,0		
		4						Folyósított ellátások utáni térítés				1 650,0		
		5						Gyermekgondozási díjban és terhességi-gyermekágyi segélyben részesülők kompenzációja				4 400,0		
											21. cím összesen:	**829 587,5**		
22						**Települési és területi nemzetiségi önkormányzatok támogatása**						1 520,0		
											XX. fejezet összesen:	**2 645 079,4**	**775 101,0**	**1 038 870,9**
											XXX. GAZDASÁGI VERSENYHIVATAL			
1						**Gazdasági Versenyhivatal igazgatása**								2 292,1
				1						*Működési költségvetés*			49,6	
					1						Személyi juttatások	876,3		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	228,5		
					3						Dologi kiadások	585,7		
					5						Egyéb működési célú kiadások	371,1		
				2						*Felhalmozási költségvetés*				
					1						Beruházások	280,1		
											XXX. fejezet összesen:	**2 341,7**	**49,6**	**2 292,1**

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Előir. csop. név	XXXI. FEJEZET Kiemelt előirányzat neve	2013. évi előirányzat Kiadás	 Bevétel	 Támogatás
						XXXI. KÖZPONTI STATISZTIKAI HIVATAL								
1						**Központi Statisztikai Hivatal**								8 724,0
				1						*Működési költségvetés*			614,9	
					1						Személyi juttatások	5 752,1		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	1 475,2		
					3						Dologi kiadások	1 968,0		
					5						Egyéb működési célú kiadások	22,0		
				2						*Felhalmozási költségvetés*			35,5	
					1						Beruházások	101,9		
					2						Felújítások	20,0		
					3						Egyéb felhalmozási kiadások	35,2		
4						**KSH Könyvtár**								178,5
				1						*Működési költségvetés*			6,0	
					1						Személyi juttatások	123,5		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	32,3		
					3						Dologi kiadások	28,7		
5						**KSH Népességtudományi Kutató Intézet**								90,8
				1						*Működési költségvetés*			17,4	
					1						Személyi juttatások	74,7		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	20,2		
					3						Dologi kiadások	13,3		
											XXXI. fejezet összesen:	**9 667,1**	**673,8**	**8 993,3**
						XXXIII. MAGYAR TUDOMÁNYOS AKADÉMIA								
1						**MTA Titkársága**								
	1						MTA Igazgatása							1 069,9
				1						*Működési költségvetés*			3,1	
					1						Személyi juttatások	795,2		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	203,8		
					3						Dologi kiadások	74,0		
				2						*Felhalmozási költségvetés*			15,0	
					3						Egyéb felhalmozási kiadások	15,0		
	2						MTA Doktori tiszteletdíjak és Bolyai ösztöndíjak							4 713,8
				1						*Működési költségvetés*			21,1	
					1						Személyi juttatások	3 935,0		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	765,0		
					3						Dologi kiadások	34,9		
	3						Akadémikusi tiszteletdíjak és hozzátartozói ellátási díjak							2 380,8
				1						*Működési költségvetés*				
					1						Személyi juttatások	1 895,7		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	483,5		
					3						Dologi kiadások	1,6		
	4						MTA Köztestületi feladatok							203,7
				1						*Működési költségvetés*				
					1						Személyi juttatások	107,4		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	16,4		
					3						Dologi kiadások	76,9		

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Elő-ir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Elő-ir. csop. név	XXXIII. FEJEZET Kiemelt előirányzat neve	2013. évi előirányzat Kiadás	 Bevétel	 Támogatás
					5						Egyéb működési célú kiadások	3,0		
	5						MTA Területi akadémiai bizottságok titkársága							145,4
				1						*Működési költségvetés*			84,7	
					1						Személyi juttatások	108,3		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	29,3		
					3						Dologi kiadások	91,9		
					5						Egyéb működési célú kiadások	0,6		
	6						Széchenyi Irodalmi és Művészeti Akadémia							12,1
				1						*Működési költségvetés*			1,5	
					1						Személyi juttatások	9,1		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	2,4		
					3						Dologi kiadások	2,1		
	8						Nemzetközi kapcsolatok és nemzetközi tagdíjak							337,9
				1						*Működési költségvetés*				
					1						Személyi juttatások	121,2		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	19,5		
					3						Dologi kiadások	197,2		
2						**MTA Könyvtára**								
	1						MTA Könyvtára							565,3
				1						*Működési költségvetés*			154,1	
					1						Személyi juttatások	416,0		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	107,1		
					3						Dologi kiadások	194,3		
				2						*Felhalmozási költségvetés*			76,6	
					1						Beruházások	78,6		
3						**Kutatóközpontok, kutatóintézetek**								
	1						MTA Kutatóintézetek							14 315,7
				1						*Működési költségvetés*			14 214,0	
					1						Személyi juttatások	14 990,0		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	4 034,6		
					3						Dologi kiadások	6 411,8		
					5						Egyéb működési célú kiadások	117,0		
				2						*Felhalmozási költségvetés*			509,2	
					1						Beruházások	3 378,2		
					2						Felújítások	97,3		
					3						Egyéb felhalmozási kiadások	10,0		
	2						Lendület Program					3 089,9		3 089,9
	3						Infrastruktúra fejlesztés					1 742,0		1 742,0
	4						Európai Uniós és hazai kutatóintézeti pályázatok támogatása					476,9		476,9
	5						Fiatal kutatók pályázatos támogatása					898,3		898,3
4						**MTA Támogatott Kutatóhelyek**								
	1						MTA Támogatott Kutatóhelyek							2 291,6
				1						*Működési költségvetés*			15,0	
					1						Személyi juttatások	1 740,3		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	439,1		
					3						Dologi kiadások	122,0		
				2						*Felhalmozási költségvetés*				
					1						Beruházások	5,2		

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Előir. csop. név	XXXIII. FEJEZET Kiemelt előirányzat neve	2013. évi előirányzat Kiadás	Bevétel	Támogatás
	2						Új akadémiai kutatócsoportok létrehozása az egyetemeken							400,0
				1						*Működési költségvetés*				
					1						Személyi juttatások	160,0		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	40,0		
					3						Dologi kiadások	200,0		
5						**MTA Létesítménygazdálkodási Központ**								725,3
				1						*Működési költségvetés*			586,0	
					1						Személyi juttatások	331,4		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	89,3		
					3						Dologi kiadások	827,3		
				2						*Felhalmozási költségvetés*				
					1						Beruházások	63,3		
6						**MTA Jóléti intézmények**								201,4
				1						*Működési költségvetés*			301,7	
					1						Személyi juttatások	220,4		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	63,8		
					3						Dologi kiadások	217,9		
				2						*Felhalmozási költségvetés*				
					1						Beruházások	1,0		
7						**OTKA Iroda**								363,8
				1						*Működési költségvetés*				
					1						Személyi juttatások	197,5		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	48,3		
					3						Dologi kiadások	105,0		
				2						*Felhalmozási költségvetés*				
					1						Beruházások	13,0		
8						**Fejezeti kezelésű előirányzatok**								
	1						Társadalmi szervezetek és alapítványok támogatása (tudományos társaságok, Nagy Imre Alapítvány, Bolyai Műhely Alapítvány)					80,9		80,9
	2						Határon túli magyar tudósok és tudományos szervezetek támogatása					46,6		46,6
	3						Kolozsvári Akadémiai Bizottság támogatása					10,0		10,0
	4						Országos Tudományos Kutatási Alapprogramok					7 686,0		7 686,0
	5						Tudományos könyv- és folyóirat-kiadás támogatása					198,5		198,5
	13						Szakmai feladatok teljesítése					447,9		447,9
	15						Központi kezelésű felújítások					723,8		723,8
											XXXIII. fejezet összesen:	**59 109,5**	**15 982,0**	**43 127,5**
											XXXIV. MAGYAR MŰVÉSZETI AKADÉMIA			
1						**MMA Titkársága**								
	1						MMA Titkárság Igazgatása							1 201,6
				1						*Működési költségvetés*				
					1						Személyi juttatások	291,7		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	75,7		
					3						Dologi kiadások	634,2		
				2						*Felhalmozási költségvetés*				
					1						Beruházások	200,0		
	2						MMA köztestületi feladatok							767,4

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Elő-ir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Elő-ir. csop. név	XXXIV. FEJEZET Kiemelt előirányzat neve	2013. évi előirányzat Kiadás	Bevétel	Támogatás
				1						*Működési költségvetés*				
					1						Személyi juttatások	467,2		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	126,1		
					3						Dologi kiadások	174,1		
4						**Fejezeti kezelésű előirányzatok**								
	1						Országos művészeti társaságok, szövetségek és társult szervezetek támogatása					100,0		100,0
	2						Magyar Művészetek Háza Programok					153,0		153,0
	3						Konferenciák, nemzetközi tagdíjak					10,0		10,0
	5						Művészeti könyv- és folyóirat támogatás					50,0		50,0
	6						Kutatási tevékenység támogatása					50,0		50,0
	7						Pályázati alapok					110,0		110,0
	8						Vigadó Galéria kiállításai					13,0		13,0
											XXXIV. fejezet összesen:	**2 455,0**		**2 455,0**
											XLI. ADÓSSÁGSZOLGÁLATTAL KAPCSOLATOS BEVÉTELEK ÉS KIADÁSOK			
1						**Devizában fennálló adósság és követelések kamatelszámolásai**								
	1						Devizahitelek kamatelszámolásai							
		1						Nemzetközi pénzügyi szervezetektől és külföldi pénzintézetektől felvett hitelek kamatelszámolásai						
			2						EBB hitelek kamatelszámolásai			31 030,4		
			3						KfW hitelek kamatelszámolásai			235,4		
			4						ET Fejlesztési Bank hiteleinek kamatelszámolásai			7 117,5		
			6						MÁV-tól és a GySEV-től 2002-ben átvállalt hitelek kamatelszámolásai			1 040,6		
			7						ÁAK Rt-től 2002-ben átvállalt devizahitelek kamatelszámolásai			516,6		
			8						EBRD hitelek kamatelszámolásai			4,6		
			9						IMF hitelek kamatelszámolásai			23 480,7		
			10						EB hitelek kamata			31 103,3		
			11						Önkormányzatoktól 2011-ben átvállalt devizahitelek kamata (külföldi bank felé)			654,9		
			12						Önkormányzatoktól 2013-ban átvállalt devizahitelek kamatkiadásai			1 391,0		
		2						Belföldi devizahitelek kamata						
			1						Önkormányzatoktól 2011-ben átvállalt devizahitelek kamata (belföldi bank felé)			2 876,9		
	2						Devizakötvények kamatelszámolásai							
		1						Külföld felé						
			1						1999-től kibocsátott devizakötvények kamatelszámolásai			274 908,0		
			2						Amerikai kötvények kamata			0,4		
			5						Devizaszámla kamatelszámolásai				1 023,2	
			6						Az önkormányzatoktól 2013-ban átvállalt devizakötvények kamatkiadásai			2 726,9		
	5						IMF hitelből származó betét kamata						1 076,6	
2						**A forintban fennálló adósság és követelések kamatelszámolásai**								
	1						Forinthitelek kamatelszámolásai							
		2						Egyéb hitelek kamatelszámolásai						
			18						EBB forint hitelek kamatelszámolásai			29 412,6		
			19						ET Fejlesztési Bank Hiteleinek kamatelszámolásai			3 904,0		
			20						MÁV-tól 2011-ben átvállalt forint hitelek kamata			1 535,1		

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Előir. csop. név	XLI. FEJEZET Kiemelt előirányzat neve	2013. évi előirányzat Kiadás	Bevétel	Támogatás
			21						Az önkormányzatoktól 2013-ban átvállalt forint hitelek kamatkiadásai			6 192,7		
	2						Államkötvények kamatelszámolása							
		1						Piaci értékesítésű államkötvények kamatelszámolásai						
			1						Hiányt finanszírozó és adósságmegújító államkötvények kamatelszámolásai			662 239,6	62 251,4	
		2						Nem piaci értékesítésű államkötvények kamatelszámolása						
			1						Lakással kapcsolatos államkötvények kamatelszámolásai			727,5		
			2						Konszolidációval kapcsolatos államkötvények kamatelszámolásai			17 440,1		
			4						Kamatmentes adósság kötvényesítésével kapcsolatos államkötvények kamatelszámolásai			8 986,0		
			7						Alárendelt kölcsöntőkekötvény kamatelszámolása				1 052,1	
		3						Az önkormányzatoktól 2013-ban átvállalt forintkötvények kamatkiadásai				1 410,0		
	3						Kincstárjegyek kamatelszámolásai							
		1						Diszkont kincstárjegyek kamatelszámolása				96 519,0		
		2						Lakossági kincstárjegyek kamatelszámolása				31 782,2		
	4						Kincstári egységes számla forintbetét kamatelszámolásai						27 841,5	
3						**Adósság és követeléskezelés egyéb kiadásai**								
	1						Jutalékok és egyéb költségek							
		1						Deviza elszámolások						
			1						Piaci kibocsátások, hitelfelvételek, átvállalások elszámolásai			4 344,6		
		2						Forint elszámolások				8 316,9		
	2						Állampapírok értékesítését támogató kommunikációs kiadások					1 500,0		
	3						Adósságkezelés költségei					980,0		
											XLI. fejezet összesen:	**1 252 377,5**	**93 244,8**	
											XLII. A KÖLTSÉGVETÉS KÖZVETLEN BEVÉTELEI ÉS KIADÁSAI			
1						**Vállalkozások költségvetési befizetései**								
	1						Társasági adó						320 800,0	
	3						Hitelintézeti járadék						37 400,0	
	4						Pénzügyi szervezetek különadója						144 000,0	
	5						Cégautóadó						39 000,0	
	6						Egyszerűsített vállalkozói adó						108 100,0	
	7						Bányajáradék						95 000,0	
	8						Játékadó						47 000,0	
	9						Ökoadó							
		1						Energiaadó					17 500,0	
		2						Környezetterhelési díj					8 500,0	
	10						Egyéb befizetések						33 500,0	
	11						Energiaellátók jövedelemadója						80 000,0	
	12						Rehabilitációs hozzájárulás						65 000,0	
	13						Egyes ágazatokat terhelő különadó						5 000,0	
	14						Kisadózók tételes adója						74 300,0	
	15						Kisvállalati adó						130 200,0	
	16						Közműadó						60 000,0	
2						**Fogyasztáshoz kapcsolt adók**								
	1						Általános forgalmi adó						2 953 200,0	

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név / Alcím név / Jogcím-csop. név / Jogcím név / Előir. csop. név / Kiemelt előirányzat neve — XLII. FEJEZET	2013. évi előirányzat Kiadás	Bevétel	Támogatás
	2					Jövedéki adó		947 100,0	
	3					Regisztrációs adó		14 000,0	
	4					Távközlési adó		44 000,0	
	5					Pénzügyi tranzakciós illeték		301 100,0	
	6					Biztosítási adó		27 500,0	
3						**Lakosság költségvetési befizetései**			
	1					Személyi jövedelemadó		1 501 600,0	
	2					Egyéb lakossági adók		180,0	
	4					Lakossági illetékek		111 000,0	
	5					Gépjárműadó		44 100,0	
	6					Magánszemélyek jogviszony megszűnéséhez kapcsolódó egyes jövedelmeinek különadója		900,0	
4						**Egyéb költségvetési bevételek**			
	1					Vegyes bevételek			
		8				Egyéb vegyes bevételek		4 226,0	
		9				Kezesség-visszatérülés		2 206,0	
	2					Központosított bevételek			
		1				Bírságbevételek		31 826,6	
		2				Termékdíjak		60 000,1	
		3				Egyéb központosított bevételek		19 154,7	
5						**Költségvetési befizetések**			
	1					Központi költségvetési szervek		55 120,5	
	2					Munkahelyvédelmi akciótervvel összefüggő befizetések			
		1				Központi költségvetési szervek		18 700,0	
		2				Helyi önkormányzati költségvetési szervek		11 500,0	
	3					Köznevelési intézmények működtetésével kapcsolatos önkormányzati befizetések		100,0	
	4					Kutatási és Technológiai Innovációs Alap befizetése		10 000,0	
7						**Egyéb uniós bevételek**			
	2					Vámbeszedési költség megtérítése		9 445,0	
	3					Cukorágazati hozzájárulás beszedési költség megtérítése		184,2	
	4					Uniós támogatások utólagos megtérülése			
		4				Kohéziós Alap		14 012,2	
	5					Strukturális Alapok		2 727,0	
8						**Tőke követelések visszatérülése**			
	1					Kormányhitelek visszatérülése		342,6	
	2					Alárendelt kölcsöntőke kötvény visszatérülése		7 900,0	
28						**Diákhitel 2 konstrukció kamattámogatása**	146,0		
29						**Lakástámogatások**			
	1					Egyéb lakástámogatások	201 500,0		
30						**Vállalkozások folyó támogatása**			
	2					Egyéb vállalati támogatások			
		1				Termelési támogatás			
			2			Mecseki uránbányászok baleseti járadékainak és egyéb kártérítési kötelezettségeinek átvállalása	225,0		
			7			Egyéb megszűnt jogcímek miatt járó támogatás	5,0		
	3					Normatív támogatások			
		3				Eximbank Zrt. kamatkiegyenlítése	7 000,0		
31						**Szociálpolitikai menetdíj támogatás**	93 000,0		

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Elő-ir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Elő-ir. csop. név	XLII. FEJEZET	2013. évi előirányzat		
											Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
32						**Egyéb költségvetési kiadások**								
	1						Vegyes kiadások							
		4						Felszámolásokkal kapcsolatos kiadások				2 500,0		
		5						Szanálással kapcsolatos kiadások				1,0		
		6						Magán- és egyéb jogi személyek kártérítése				500,0		
		7						Védelmi felkészítés előirányzatai						
			1						Honvédelmi- és gazdasági felkészülés központi kiadásai			207,0		
			2						Honvédelmi Tanács és a Kormány speciális működési feltételeinek biztosítása			835,0		
		11						Egyéb vegyes kiadások				3 900,0		
		12						1% SZJA közcélú felhasználása				7 800,0		
		19						Mehib és Eximbank behajtási jutaléka				0,5		
		21						Ügyfélnek visszajáró vámbiztosíték, egyéb vámvisszatérítések				1,0		
		22						Gazdálkodó szervezetek által befizetett termékdíj-visszaigénylés				1 620,0		
33						**Állam által vállalt kezesség és viszontgarancia érvényesítése**								
	3						Eximbank Zrt. által vállalt garanciaügyletekből eredő fizetési kötelezettség					200,0		
	4						MEHIB Zrt. általi biztosítási tevékenységből eredő fizetési kötelezettség					4 360,0		
	5						Garantiqa Hitelgarancia Zrt. garanciaügyleteiből eredő fizetési kötelezettség					19 000,0		
	7						Agrár-Vállalkozási Hitelgarancia Alapítvány garanciaügyleteiből eredő fizetési kötelezettség					2 200,0		
	10						A közszférában dolgozók lakáshiteleihez vállalt kezességből eredő fizetési kötelezettség					400,0		
	13						Agrárhitelekhez vállalt kezességekből eredő fizetési kötelezettség					200,0		
	14						A "fészekrakó" programhoz vállalt kezességből eredő fizetési kötelezettség					2 000,0		
	15						MFB Zrt. által nyújtott hitelekből és vállalt garanciaügyletekből eredő fizetési kötelezettség					1 853,0		
	16						Áthidaló hitelprogramra vállalt kezességekből eredő fizetési kötelezettség					19,4		
34						**Kormányzati rendkívüli kiadások**								
	2						Pénzbeli kárpótlás							
		1						Pénzbeli kárpótlás				2 173,4		
		2						Az 1947-es párizsi békeszerződésből eredő kárpótlás				1 722,3		
		3						Pénzbeli kárpótlás folyósítási költségei				81,6		
35						**Garancia és hozzájárulás a társadalombiztosítási ellátásokhoz**								
	1						Nyugdíjbiztosítási Alap támogatása							
		5						Adórendszer átalakításával összefüggő pénzeszköz-átadás				57 186,8		
		6						Munkahelyvédelmi akciótervvel összefüggő hozzájárulás Ny.Alapnak				40 651,8		
	2						Egészségbiztosítási Alap támogatása							
		4						Járulék címen átadott pénzeszköz				376 317,0		
		5						Rokkantsági, rehabilitációs ellátások fedezetére átadott pénzeszköz				349 000,0		
		8						Munkahelyvédelmi akciótervvel összefüggő hozzájárulás E.Alapnak				162 485,8		
		9						Kiadások támogatására pénzeszköz-átadás				80 831,7		
36						**Nemzetközi elszámolások kiadásai**								
	1						Nemzetközi tagdíjak							
		1						IBRD alaptőkeemelés				725,2		
		2						IBRD alaptőke értékállóságának biztosítása				1 100,5		

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Elő-ir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Elő-ir. csop. név	XLII. FEJEZET Kiemelt előirányzat neve	2013. évi előirányzat Kiadás	Bevétel	Támogatás
		3						CEB tagdíj				5,2		
		4						Bruegel tagdíj				31,3		
		5						EIB tőkeemelés				10 242,6		
	2						Nemzetközi multilaterális segélyezési tevékenység							
		1						IDA alaptőke-hozzájárulás				1 200,3		
		2						IMF HIPC segélyprogramban való részvétel kamattámogatása				45,0		
		3						Hozzájárulás az EBRD által kezelt Nyugat-Balkáni Alaphoz				37,4		
		4						EU Szomszédsági Beruházási Eszköz				99,7		
	3						Egyéb kiadások					40,0		
37						**Hozzájárulás az EU költségvetéséhez**								
	1						ÁFA alapú hozzájárulás					34 040,6		
	2						GNI alapú hozzájárulás					226 307,6		
	3						Brit korrekció					14 735,1		
	4						Hollandia és Svédország számára teljesítendő bruttó GNI csökkentés					1 902,6		
41						**Követeléskezelés költségei**						1,7		
42						**Alapok támogatása**								
	1						Nemzeti Foglalkoztatási Alap támogatása							
		1						Költségvetési támogatás				10 000,0		
		2						Munkahelyvédelmi akciótervvel összefüggő hozzájárulás NFA-nak				91 542,7		
	2						Bethlen Gábor Alap támogatása					11 572,8		
	3						Központi Nukleáris Pénzügyi Alap támogatása					13 492,4		
	4						Wesselényi Miklós Ár- és Belvízvédelmi Kártalanítási Alap támogatása					12,3		
								XLII. fejezet összesen:				**1 837 058,3**	**7 457 424,9**	
						XLIII. AZ ÁLLAMI VAGYONNAL KAPCSOLATOS BEVÉTELEK ÉS KIADÁSOK								
1						**Az állami vagyonnal kapcsolatos bevételek**								
	1						Értékesítési bevételek							
		1						Ingatlan értékesítésből származó bevételek					2 000,0	
		2						Egyéb eszközök értékesítésből származó bevételek					70,0	
		3						Kibocsátási egységek értékesítéséből származó bevételek					10 400,0	
	2						Hasznosítási bevételek							
		1						Bérleti díjak						
			3						Egyéb bérleti díj				800,0	
		2						Vagyonkezelői díj					2 570,0	
		3						Osztalékbevételek					39 590,0	
		4						Koncessziós díjak						
			1						Szerencsejáték koncessziós díj				1 059,6	
			2						Infrastruktúra koncessziókból származó díj				45 204,8	
	3						Egyéb bevételek						500,0	
2						**Az állami vagyonnal kapcsolatos kiadások**								
	1						Felhalmozási jellegű kiadások							
		1						Ingatlan-beruházások, ingatlanvásárlás						
			1						A Nemzeti Eszközkezelő Zrt. által végrehajtott ingatlanvásárlások és ingatlan beruházások			33 000,0		
			2						Az MNV Zrt. ingatlan-beruházásai, ingatlanvásárlásai			8 550,0		
		2						Egyéb eszközök vásárlása				50,0		

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név / Alcím név / Jogcím-csop. név / Jogcím név / Előir. csop. név — XLIII. FEJEZET — Kiemelt előirányzat neve	2013. évi előirányzat Kiadás	Bevétel	Támogatás
		4				Állami tulajdoni részesedések növekedését eredményező kiadások			
			1			Az MNV Zrt. tulajdonosi joggyakorlásával kapcsolatos kifizetések	6 450,0		
			2			Az MFB Zrt. tulajdonosi joggyakorlásával kapcsolatos kifizetések	750,0		
		5				Volt szovjet ingatlanok környezeti kármentesítése	500,0		
		7				Európai Uniós pályázatokhoz önrész biztosítása	1 170,0		
		8				Elektronikus útdíjrendszer kiépítése	42 000,0		
	2					Hasznosítással kapcsolatos folyó kiadások			
		2				Ingatlanok fenntartásával járó kiadások			
			1			Üzemeltetés, fenntartás, karbantartás, javítás	2 900,0		
			2			Ingatlanok őrzése	1 250,0		
			3			A Nemzeti Eszközkezelő Zrt. által kezelt ingatlanok fenntartása, karbantartása	1 000,0		
		3				Egyéb vagyonkezelési kiadások	1 650,0		
		4				Állami tulajdonú társaságok támogatása			
			1			Az MNV Zrt. tulajdonosi joggyakorlásával kapcsolatos kifizetések	2 160,0		
			2			A Magyar Nemzeti Filmalap Zrt. támogatása	5 100,0		
			3			Az MFB Zrt. tulajdonosi joggyakorlásával kapcsolatos kifizetések	3 550,0		
	3					Az államot korábbi értékesítésekhez kapcsolódóan terhelő kiadások			
		1				Jótállással, szavatossággal kapcsolatos kifizetések	30,0		
		2				Kezesi felelősségből eredő kifizetések	200,0		
		3				Konszernfelelősség alapján történő kifizetések	30,0		
		5				Az állam tulajdonosi felelősségével kapcsolatos környezetvédelmi feladatok finanszírozása	10 000,0		
		6				Egyéb bírósági döntésből eredő kiadások	1 600,0		
		7				Egyéb szerződéses kötelezettségek	500,0		
		8				Egyéb jogszabályból eredő kiadások			
			1			Kárpótlási jegyek életjáradékra váltása	1 900,0		
	4					A vagyongazdálkodás egyéb kiadásai			
		1				Tanácsadók, értékbecslők és jogi képviselők díja			
			1			Az MNV Zrt. tevékenységével kapcsolatos restitúciós perek kiadásai	750,0		
			2			Az MNV Zrt. tevékenységével kapcsolatos egyéb kiadások	1 310,0		
			3			Az MFB Zrt. tevékenységével kapcsolatos kifizetések	300,0		
		2				Eljárási költségek, perköltségek	90,0		
		3				A tulajdonosi joggyakorló szervezetek működésének támogatása			
			1			Az MNV Zrt. működésének támogatása	7 100,0		
			2			Az MFB Zrt. működésének támogatása	500,0		
		4				Átcserélhető kötvény kamatfizetése	10 300,0		
		5				Állami tulajdonú ingatlanvagyon felmérése	2 000,0		
		6				A MÁV-csoport dolgozóinak pénzügyi ösztönzése	2 000,0		
		7				A Nemzeti Eszközkezelő Zrt. tevékenységével kapcsolatos egyéb kiadások	1 000,0		
	5					Fejezeti tartalék	4 700,0		
	8					ÁFA elszámolás	1 000,0		
						XLIII. fejezet összesen:	**155 390,0**	**102 194,4**	

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Elő-ir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Elő-ir. csop. név	XLIV. FEJEZET	2013. évi előirányzat		
											Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
						XLIV. A NEMZETI FÖLDALAPPAL KAPCSOLATOS BEVÉTELEK ÉS KIADÁSOK								
1						A Nemzeti Földalappal kapcsolatos bevételek								
	1						Értékesítési bevételek							
		1						Ingatlan értékesítéséből származó bevételek						
			1						Termőföld értékesítésből származó bevételek				1 500,0	
			3						Egyéb ingatlanok értékesítéséből származó bevételek				10,0	
	2						Hasznosítási bevételek							
		1						Haszonbérleti díj					11 800,0	
	3						Egyéb bevételek						500,0	
2						A Nemzeti Földalappal kapcsolatos kiadások								
	1						Felhalmozási jellegű kiadások							
		1						Ingatlan vásárlás						
			1						Termőföld vásárlás			4 000,0		
	2						Hasznosítással kapcsolatos folyó kiadások							
		1						Életjáradék termőföldért				11 000,0		
		2						Ingatlanok fenntartásával járó kiadások						
			1						Hasznosítási kötelezettség kiadásai			100,0		
		3						Egyéb vagyonkezelési kiadások				300,0		
	3						A vagyongazdálkodás egyéb kiadásai							
		1						Tanácsadók, értékbecslők és jogi képviselők díja				300,0		
		2						Eljárási költségek, díjak				25,0		
		3						Állami tulajdonú ingatlanvagyon felmérés				1 000,0		
		4						Állami tulajdonú ingatlanvagyon jogi rendezése				500,0		
		5						Bírósági döntésből eredő kiadások				475,0		
	4						Fejezeti tartalék					1 000,0		
											XLIV. fejezet összesen:	18 700,0	13 810,0	
						LXIII. NEMZETI FOGLALKOZTATÁSI ALAP								
1						Aktív támogatások								
	1						Foglalkoztatási és képzési támogatások					27 000,0		
	7						Járulékkedvezmény megtérítés					6 000,0		
2						Szakképzési és felnőttképzési támogatások						27 500,0		
4						Passzív kiadások								
	1						Álláskeresési ellátások					59 000,0		
	4						Nyugdíjbiztosítási Alapnak átadás					361,9		
5						Bérgarancia kifizetések						6 000,0		
6						Működtetési célú kifizetések						300,0		
8						Start-munkaprogram						153 779,8		
13						Egyenlegtartási és kockázatkezelési keret						2 919,3		
14						EU-s elő- és társfinanszírozás								
	1						TÁMOP 1.1 Munkaerőpiaci szolgáltatások és támogatások					35 000,0		
	2						TÁMOP 1.2 Foglalkoztatást ösztönző normatív támogatások					11 000,0		
	3						Foglalkoztathatóság és Alkalmazkodóképesség EU-s társfinanszírozása					16 279,6		
25						TÁMOP intézkedések bevételei							39 000,0	
26						Egyéb bevétel								
	1						Területi egyéb bevétel						850,0	

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név / Alcím név / Jogcím-csop. név / Jogcím név / Előir. csop. név / Kiemelt előirányzat neve – LXIII. FEJEZET	2013. évi előirányzat Kiadás	Bevétel	Támogatás
	2					Központi egyéb bevétel		1 000,0	
	3					Szakképzési és felnőttképzési egyéb bevétel		800,0	
31						**Szakképzési hozzájárulás**		54 814,6	
33						**Bérgarancia támogatás törlesztése**		1 000,0	
35						**Egészségbiztosítási és munkaerőpiaci járulék Nemzeti Foglalkoztatási Alapot megillető hányada**		120 133,3	
36						**Költségvetési támogatás**		10 000,0	
39						**Munkahelyvédelmi akciótervvel összefüggő hozzájárulás**		91 542,7	
						1 - 39. cím összesen:	**345 140,6**	**319 140,6**	
50						**A Nemzeti Foglalkoztatási Alap függő, átfutó és hitellel kapcsolatos tételei**			
	2					Betétállomány változása		26 000,0	
						LXIII. fejezet összesen:	**345 140,6**	**345 140,6**	
						LXV. BETHLEN GÁBOR ALAP			
2						**Költségvetési támogatás**			
	3					Eseti támogatás		11 572,8	
4						**Alapból nyújtott támogatások**			
	1					Oktatás-nevelési támogatás	4 820,0		
	2					Határtalanul! program támogatása	465,3		
	3					Magyarság Háza program támogatása	216,0		
	5					Nemzeti jelentőségű intézmények támogatása	3 826,3		
	6					Egyéb támogatások	1 435,2		
5						**Alapkezelő működési költségei**	810,0		
						LXV. fejezet összesen:	**11 572,8**	**11 572,8**	
						LXVI. KÖZPONTI NUKLEÁRIS PÉNZÜGYI ALAP			
1						**Kis- és közepes aktivitású radioaktívhulladék-tárolók beruházása, fejlesztése**			
	1					Bátaapáti Nemzeti Radioaktívhulladék-tároló (NRHT) beruházása	3 704,9		
	2					Püspökszilágyi Radioaktív Hulladék Feldolgozó és Tároló (RHFT) beruházási munkái és biztonságnövelő programja	417,0		
2						**Nagy aktivitású radioaktívhulladék-tároló telephely kiválasztása**	1 823,6		
3						**Kiégett Kazetták Átmeneti Tárolójának bővítése, felújítása**	2 274,7		
4						**Nukleáris létesítmények leszerelésének előkészítése**			
	1					Paksi Atomerőmű és KKÁT leszerelésének előkészítése	492,3		
5						**RHK Kft. működése, radioaktívhulladék-tárolók és a KKÁT üzemeltetési kiadásai**	5 134,0		
6						**Társadalmi ellenőrzési és információs társulások támogatása**	1 140,8		
7						**Alapkezelőnek működési célra**	214,2		
8						**Nukleáris létesítmények befizetései**			
	1					Paksi Atomerőmű Zrt. befizetése		19 329,4	
9						**Radioaktív hulladékok végleges, eseti elhelyezése**		6,5	
10						**Költségvetési támogatás**		13 492,4	
11						**Egyéb bevételek**		1,1	
						1 - 11. cím összesen:	**15 201,5**	**32 829,4**	

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Előir. csop. név	LXVI. FEJEZET Kiemelt előirányzat neve	2013. évi előirányzat Kiadás	 Bevétel	 Támogatás
50						A Központi Nukleáris Alap függő, átfutó és hitellel kapcsolatos tételei								
	1						Betétállomány változása					17 627,9		
											LXVI. fejezet összesen:	32 829,4	32 829,4	
						LXVII. NEMZETI KULTURÁLIS ALAP								
1						Nemzeti és egyetemes értékek létrehozásának, megőrzésének, terjesztésének támogatása						3 955,8		
2						Évfordulók, hazai fesztiválok és rendezvények, valamint azokon való részvétel támogatása						2 363,8		
3						Nemzetközi fesztiválok, rendezvények és azokon való részvétel támogatása						1 706,8		
4						Művészeti alkotások új irányzatai, új kulturális kezdeményezések támogatása						425,0		
5						Kultúrával kapcsolatos tudományos kutatások támogatása						7,0		
6						Épített örökség, építőművészet támogatása						259,6		
7						Kultúrateremtő-, közvetítő, valamint egyéni és közösségi tevékenységek támogatása						1 071,4		
8						Szakmai díjazáshoz való hozzájárulás						0,8		
9						Nemzetközi tagdíjak						2,8		
10						Működési kiadások						907,0		
22						Egyéb bevételek							250,0	
24						Játékadó NKA-t megillető része							11 000,0	
26						Kulturális adó							50,0	
27						Szerzői jogi törvény alapján a közös jogkezelőktől származó befizetések							400,0	
											1 - 27. cím összesen:	10 700,0	11 700,0	
50						NKA függő és átfutó tételei								
	1						Betétállomány változása					1 000,0		
											LXVII. fejezet összesen:	11 700,0	11 700,0	
						LXVIII. WESSELÉNYI MIKLÓS ÁR- ÉS BELVÍZVÉDELMI KÁRTALANÍTÁSI ALAP								
1						Rendszeres befizetés							4,9	
3						Költségvetési támogatás							12,3	
6						Működési kiadások						17,2		
											LXVIII. fejezet összesen:	17,2	17,2	
						LXIX. KUTATÁSI ÉS TECHNOLÓGIAI INNOVÁCIÓS ALAP								
1						Hazai innováció támogatása						37 664,5		
2						A nemzetközi együttműködésben megvalósuló innováció támogatása						5 984,2		
3						Befizetés a központi költségvetésbe						10 000,0		
7						Alapkezelőnek átadott pénzeszköz						1 851,3		
19						Innovációs járulék							53 000,0	
20						Egyéb bevételek							250,0	
22						Visszterhes támogatások							2 850,0	
24						Európai Együttműködő Államok Terve (PECS) programban való részvétel támogatása						600,0		

millió forintban

Cím szám	Al-cím szám	Jog-cím-csop. szám	Jog-cím szám	Elő-ir. csop. szám	Kie-melt előir. szám	Cím név	Al-cím név	Jog-cím-csop. név	Jog-cím név	Elő-ir. csop. név	LXIX. FEJEZET Kiemelt előirányzat neve	2013. évi előirányzat Kiadás	Bevétel	Támogatás
											LXIX. fejezet összesen:	**56 100,0**	**56 100,0**	
						LXXI. NYUGDÍJBIZTOSÍTÁSI ALAP								
1						**Nyugdíjbiztosítási ellátások fedezetéül szolgáló bevételek**								
	1						Szociális hozzájárulási adó Ny. Alapot megillető része és munkáltatói nyugdíjbiztosítási járulék						1 847 018,3	
	2						Biztosítotti nyugdíjjárulék							
		1						Biztosított által fizetett nyugdíjjárulék					856 705,9	
	3						Egyéb járulékok és hozzájárulások							
		2						Megállapodás alapján fizetők járulékai					1 405,0	
		5						Egyszerűsített foglalkoztatás utáni közteher					4 928,1	
		10						Nemzeti Foglalkoztatási Alap általi megtérítések					15 590,0	
		11						Korkedvezmény-biztosítási járulék					1 450,0	
	5						Késedelmi pótlék, bírság						11 000,0	
	6						Költségvetési hozzájárulások							
		5						Adórendszer átalakításával összefüggő pénzeszköz átvétel					57 186,8	
		6						Munkahelyvédelmi akciótervvel összefüggő hozzájárulás Ny. Alapnak					40 651,8	
	7						Nyugdíjbiztosítási tevékenységgel kapcsolatos egyéb bevételek							
		3						Kifizetések visszatérülése és egyéb bevételek					9 500,0	
2						**Nyugdíjbiztosítási ellátások kiadásai**								
	1						Nyugellátások							
		1						Öregségi nyugdíj				2 310 160,0		
		3						Hozzátartozói nyugellátás						
			1						Árvaellátás			45 950,0		
			2						Özvegyi nyugellátás			340 220,0		
		4						Egyösszegű méltányossági kifizetések						
			2						Egyszeri segély			500,0		
		6						Szolgálatfüggő nyugellátás				133 684,9		
	4						Nyugdíjbiztosítás egyéb kiadásai							
		4						Egyéb, ellátáshoz kapcsolódó kiadások						
			2						Postaköltség			4 700,0		
			3						Egyéb kiadások			1 250,0		
3						**Vagyongazdálkodás**								
	1						Ellátások fedezetére szolgáló vagyongazdálkodás					3,0	3,0	
											1 - 3. cím összesen:	**2 836 467,9**	**2 845 438,9**	
5						**Nyugdíjbiztosítási költségvetési szervek**								
	1						Központi hivatali szerv							3 586,4
				1						*Működési költségvetés*			1 830,0	
					1						Személyi juttatások	1 471,7		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	384,2		
					3						Dologi kiadások	3 376,4		
					5						Egyéb működési célú kiadások	3,0		
				2						*Felhalmozási költségvetés*				
					1						Beruházások	181,1		
	2						Igazgatási szervek							5 384,6
				1						*Működési költségvetés*			30,0	

millió forintban

Cím szám	Al-cím szám	Jog-cím-csop. szám	Jog-cím szám	Elő-ir. csop. szám	Kie-melt előir. szám	Cím név	Al-cím név	Jog-cím-csop. név	Jog-cím név	Elő-ir. csop. név	LXXI. FEJEZET Kiemelt előirányzat neve	2013. évi előirányzat Kiadás	Bevétel	Támogatás
					1						Személyi juttatások	4 006,8		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	1 044,4		
					3						Dologi kiadások	363,4		
											5. cím összesen:	**10 831,0**	**1 860,0**	**8 971,0**
											LXXI. fejezet összesen:	**2 847 298,9**	**2 847 298,9**	**8 971,0**
						LXXII. EGÉSZSÉGBIZTOSÍTÁSI ALAP								
1						**Egészségbiztosítási ellátások fedezetéül szolgáló bevételek**								
	2						Biztosítotti egészségbiztosítási járulék						565 840,8	
	3						Egyéb járulékok és hozzájárulások							
		1						Egészségügyi szolgáltatási járulék					27 710,0	
		2						Megállapodás alapján fizetők járulékai					260,0	
		4						Munkáltatói táppénz hozzájárulás					14 821,0	
		5						Egyszerűsített foglalkoztatás utáni közteher					80,0	
		10						Nemzeti Foglalkoztatási Alap általi megtérítések					1 410,0	
	4						Egészségügyi hozzájárulás						113 791,0	
	5						Késedelmi pótlék, bírság						3 100,0	
	6						Költségvetési hozzájárulások							
		2						Egészségügyi feladatok ellátásával kapcsolatos költségvetési hozzájárulás					5 400,0	
		6						Járulék címen átvett pénzeszköz					376 317,0	
		7						Rokkantsági, rehabilitációs ellátások fedezetére átvett pénzeszköz					349 000,0	
		9						Munkahelyvédelmi akciótervvel összefüggő hozzájárulás E. Alapnak					162 485,8	
		10						Tervezett pénzeszköz-átvétel					80 831,7	
	7						Egészségbiztosítási tevékenységgel kapcsolatos egyéb bevételek							
		1						Terhességmegszakítás egyéni térítési díja					610,0	
		2						Baleseti és egyéb kártérítési megtérítések					4 700,0	
		3						Kifizetések visszatérítése és egyéb bevételek					1 500,0	
		7						Gyógyszergyártók és forgalmazók befizetései						
			1						Szerződések szerinti gyógyszergyártói és forgalmazói befizetések				9 000,0	
			2						Folyamatos gyógyszerellátást biztosító gyógyszergyártói és forgalmazói befizetések és egyéb gyógyszerforgalmazással kapcsolatos bevételek				40 000,0	
		8						Nemzetközi egyezményből eredő ellátások megtérítése						
			1						EU tagállamokkal kapcsolatos elszámolások				1 400,0	
			2						Nem EU tagállamokkal kapcsolatos elszámolások				2,0	
		11						Egészségügyi szolgáltatók visszafizetése						
			1						Gyógyszertámogatással, gyógyászati segédeszköz támogatással kapcsolatos ellenőrzésekből eredő visszafizetések				75,0	
			2						Egészségügyi szolgáltatók egyéb visszafizetése				300,0	
		12						Baleseti adó					24 000,0	
		13						Népegészségügyi termékadó					21 200,0	
2						**Egészségbiztosítási ellátások kiadásai**								
	2						Egészségbiztosítás pénzbeli ellátásai							
		1						Terhességi-gyermekágyi segély				40 165,0		
		2						Táppénz						
			1						Táppénz			53 048,0		

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Elő-ir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Elő-ir. csop. név	LXXII. FEJEZET Kiemelt előirányzat neve	2013. évi előirányzat Kiadás	Bevétel	Támogatás
			2						Gyermekápolási táppénz			2 433,0		
			3						Baleseti táppénz			6 019,0		
		3						Betegséggel kapcsolatos segélyek						
			1						Külföldi gyógykezelés			1 400,0		
			4						Egyszeri segély			450,0		
		4						Kártérítési járadék				966,0		
		5						Baleseti járadék				8 818,0		
		6						Gyermekgondozási díj				95 365,3		
		7						Rokkantsági, rehabilitációs ellátások				349 000,0		
	3						Természetbeni ellátások							
		1						Gyógyító-megelőző ellátás						
			1						Háziorvosi, háziorvosi ügyeleti ellátás			86 943,3		
			2						Védőnői szolgáltatás, anya-, gyermek- és ifjúságvédelem			19 768,4		
			3						Fogászati ellátás			23 336,9		
			5						Betegszállítás és orvosi rendelvényű halottszállítás			6 046,9		
			8						Művesekezelés			23 171,1		
			9						Otthoni szakápolás			4 337,6		
			11						Működési költségelőleg			1 000,0		
			13						Célelőirányzatok			38 502,7		
			15						Mentés			26 000,4		
			17						Laboratóriumi ellátás			21 057,0		
			18						Összevont szakellátás			630 441,9		
		2						Gyógyfürdő és egyéb gyógyászati ellátás támogatása				4 200,0		
		3						Anyatej-ellátás				200,0		
		4						Gyógyszertámogatás						
			1						Gyógyszertámogatás kiadásai			220 981,0		
			2						Speciális beszerzésű gyógyszerkiadás			10 000,0		
			4						Gyógyszertámogatási céltartalék			49 000,0		
		5						Gyógyászati segédeszköz támogatás						
			1						Kötszertámogatás			4 800,0		
			2						Gyógyászati segédeszköz kölcsönzés támogatása			300,0		
			3						Egyéb gyógyászati segédeszköz támogatás			38 213,0		
		6						Utazási költségtérítés				4 800,0		
		7						Nemzetközi egyezményből eredő és külföldön történő ellátások kiadásai						
			1						EU tagállamokkal kapcsolatos elszámolások			5 200,0		
			2						Nem EU tagállamokkal kapcsolatos elszámolások			190,0		
			3						Külföldi sürgősségi gyógykezelés			220,0		
		8						Természetbeni ellátások céltartaléka				4 900,0		
	4						Egészségbiztosítás egyéb kiadásai							
		4						Egyéb, ellátásokhoz kapcsolódó kiadások						
			1						Kifizetőhelyeket megillető költségtérítés			1 200,0		
			2						Postaköltség			2 645,0		
			3						Egyéb kiadások			1 800,0		
			5						Gyógyszergyártók ellentételezése, elszámolási különbözet rendezése			100,0		
			7						Gyógyszertárak juttatása			3 600,0		
			8						Gyógyszertárak szolgáltatási díja			4 500,0		
3						Vagyongazdálkodás								

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Előir. csop. név	LXXII. FEJEZET Kiemelt előirányzat neve	2013. évi előirányzat Kiadás	 Bevétel	 Támogatás
	1						Ellátások fedezetére szolgáló vagyongazdálkodás					15,0	15,0	
											1 - 3. cím összesen:	1 795 134,5	1 803 849,3	
5						**Egészségbiztosítási költségvetési szervek**								
	1						Központi hivatali szerv							8 714,8
				1						*Működési költségvetés*			424,6	
					1						Személyi juttatások	5 091,7		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	1 288,8		
					3						Dologi kiadások	2 583,9		
					5						Egyéb működési célú kiadások	175,0		
											5. cím összesen:	**9 139,4**	**424,6**	**8 714,8**
											LXXII. fejezet összesen:	**1 804 273,9**	**1 804 273,9**	**8 714,8**

KIADÁSI FŐÖSSZEG:	**16 155 650,9**
BEVÉTELI FŐÖSSZEG:	**15 313 816,1**
A FŐÖSSZEGEK EGYENLEGE :	**-841 834,8**

2. melléklet a 2012. évi CCIV. törvényhez

A helyi önkormányzatok általános működésének és ágazati feladatainak támogatása

I. A HELYI ÖNKORMÁNYZATOK MŰKÖDÉSÉNEK ÁLTALÁNOS TÁMOGATÁSA

1. A települési önkormányzatok működésének támogatása

ELŐIRÁNYZAT: 113 121,6 millió forint

a) Önkormányzati hivatal működésének támogatása

FAJLAGOS ÖSSZEG: 4 580 000 forint/fő

A központi költségvetés támogatást biztosít az önkormányzati hivatal működési kiadásaihoz a következők szerint:

aa) 2013. év első négy hónapjára időarányos támogatás (a továbbiakban: átmeneti támogatás) illeti meg az önkormányzatot annak figyelembevételével, ahogy – az államháztartásról szóló törvény végrehajtásáról szóló kormányrendelet (a továbbiakban: Ávr.) alapján 2012. október 15-éig megvalósított, normatív hozzájárulás, támogatás módosítására vonatkozó felmérés alapján – az önkormányzati hivatal működtetéséről 2012. év december hónapban gondoskodott,

ab) 2013. május 1-jétől nyolc havi időarányos támogatás illeti meg az önkormányzatot annak figyelembevételével, ahogy 2013. május 1-jén az önkormányzati hivatali feladatokról gondoskodik.

A támogatás meghatározása az elismert hivatali létszám alapján a személyi és dologi kiadások elismert átlagos költségei figyelembevételével történik. Az aa) alpont szerinti esetben a körjegyzőség hivatala, az ab) alpont szerinti esetben a közös önkormányzati hivatal esetében

i1) a nem székhely szerinti önkormányzat a lakosságszámának a közös hivatalt fenntartó önkormányzatok együttes lakosságszámához viszonyított arányában

i2) a székhely szerinti önkormányzat a megállapított támogatásnak a nem székhely önkormányzatokra i1) pont szerint jutó részével csökkentett összege szerint

részesül támogatásban.

Az elismert hivatali létszám a számított alaplétszám korrekciós tényezőkkel korrigált összege. Önálló polgármesteri hivatal esetében az elismert hivatali létszám megegyezik a számított alaplétszámmal. Budapest Főváros Önkormányzata esetében az elismert hivatali létszám 470 fő.

A számított alaplétszám az alábbi képlet alapján határozható meg:

SZAL = c + (ÖL - a)/(b - a) * (d - c), két tizedes jegyre kerekítve

ahol:

SZAL = számított alaplétszám,

ÖL = az önkormányzat(ok) lakosságszáma, amennyiben a közös hivatalt fenntartó önkormányzatok együttes lakosságszáma nem éri el a 2 000 főt, úgy 2 000 főként kell a számításkor figyelembe venni, a = az elismert hivatali létszám a Kiegészítő szabályok 1. ba) alpontja alapján a település típusa szerint az adott lakosságszám-kategória alsó határa,

b = az elismert hivatali létszám a Kiegészítő szabályok 1. ba) alpontja alapján a település típusa szerint az adott lakosságszám-kategória felső határa,

c = az elismert hivatali létszám a Kiegészítő szabályok 1. ba) alpontja alapján a település típusa szerint az adott lakosságszám-kategóriához tartozó elismert köztisztviselői létszám minimuma,

d = az elismert hivatali létszám a Kiegészítő szabályok 1. ba) alpontja alapján a település típusa szerint az adott lakosságszám-kategóriához tartozó elismert köztisztviselői létszám maximuma.

A körjegyzőség és a közös hivatal esetében az elismert hivatali létszám a korrekciós tényezők figyelembevételével a következő képlet alapján határozható meg:

EHL = SZAL * (1 + Ka + Kb + Kc), két tizedes jegyre kerekítve

ahol:

EHL = elismert hivatali létszám,

SZAL = számított alaplétszám,

Ka = a Kiegészítő szabályok 1. bba) alpontja szerinti korrekciós tényező,

Kb = a Kiegészítő szabályok 1. bbb) alpontja szerinti korrekciós tényező,

Kc = a Kiegészítő szabályok 1. bbc) alpontja szerinti korrekciós tényező.

A közös hivatal esetében a közös hivatalt alkotó nyolcadik és minden további település után, az elismert hivatali létszám településenként 1 fővel nő. A járási székhely önkormányzat, illetve az 5 000 fő lakosságszám feletti község, nagyközség önkormányzata esetében az elismert hivatali létszám 2 fővel emelkedik függetlenül attól, hogy önállóan, körjegyzőség vagy közös hivatal útján gondoskodik a hivatali feladatok ellátásáról.

b) Település-üzemeltetéshez kapcsolódó feladatellátás támogatása

A települési önkormányzatok település-üzemeltetési feladataik ellátásához az alábbi jogcímek alapján részesülnek támogatásban.

ba) A zöldterület-gazdálkodással kapcsolatos feladatok ellátásának támogatása

FAJLAGOS ÖSSZEG: 22 261 forint/hektár

A támogatás a települési önkormányzatokat a zöldterületek, és az azokhoz kapcsolódó építmények kialakításához és fenntartásához kapcsolódóan a belterület nagysága alapján illeti meg. Budapest Főváros Önkormányzata e jogcímen 550 millió forint támogatásra jogosult.

A belterületre vonatkozóan a Földmérési és Távérzékelési Intézet által a Magyar Közigazgatási Határadatbázisban nyilvántartott 2011. december 31-ei állapotnak megfelelő adatokat kell figyelembe venni.

bb) Közvilágítás fenntartásának támogatása

A támogatás a települési önkormányzatokat a településen történő közvilágítás biztosításához kapcsolódóan illeti meg, a 2011. évi beszámoló alapján

- a 8414021 Közvilágítás alaptevékenység,
- a 8414022 Közvilágítás szabad kapacitás kihasználása, és
- a 8414025 Közvilágítás támogatási célú

szakfeladatok alapján számított nettó működési kiadások figyelembevételével.

Az önkormányzatot alaptámogatás illeti meg, melynek összege az adott településkategóriába tartozó legkisebb nettó működési kiadás 80%-a, de legalább 20 000 forint.

Emellett a feladathoz kapcsolódó számított támogatás meghatározása településkategóriánként – a fentiek szerinti szakfeladatokhoz kapcsolódó nettó működési kiadásokra figyelemmel – számított átlagos, a településen kiépített kisfeszültségű hálózat egy kilométerére jutó kiadási szint figyelembevételével történik.

A településkategóriánkénti átlagos, a településen kiépített kisfeszültségű hálózat egy kilométerére jutó kiadási szintek számítása során a legalacsonyabb és legmagasabb egy kilométerre jutó értékkel rendelkező települési önkormányzatok egy-egy tizede figyelmen kívül hagyásra kerül.

A számított támogatás összege nem haladhatja meg az önkormányzat fenti szakfeladatok szerinti 2011. évi nettó működési kiadásának 110%-át.

A településen kiépített kisfeszültségű hálózat hossza tekintetében a Központi Statisztikai Hivatal 2011. december 31-ei állapotnak megfelelően elkészített Országos Statisztikai Adatgyűjtési Program 1058 „Jelentés a települések villamosenergia-ellátásáról" adatgyűjtés szerinti adatokat kell figyelembe venni azzal, hogy Budapest Főváros Önkormányzata tekintetében a kiépített kisfeszültségű hálózat hossza megegyezik a budapesti kerületeknél rögzített adatok összegével.

bc) Köztemető fenntartással kapcsolatos feladatok támogatása

A támogatás a települési önkormányzatokat a köztemető fenntartásával kapcsolatos feladataihoz kapcsolódóan illeti meg, a 2011. évi beszámoló alapján

- a 9603021 Köztemető-fenntartás és működtetés alaptevékenység,
- a 9603022 Köztemető-fenntartás és működtetés szabad kapacitás kihasználása,
- a 9603024 Köztemető-fenntartás és működtetés vállalkozási tevékenység,
- a 9603025 Köztemető-fenntartás és működtetés támogatási célú szakfeladatok,
- a 9603011 Hadisírok létesítése, gondozása alaptevékenység,
- a 9603012 Hadisírok létesítése, gondozása szabad kapacitás kihasználása, és
- a 9603015 Hadisírok létesítése, gondozása támogatási célú

szakfeladatok alapján számított nettó működési kiadások figyelembevételével.

Azon önkormányzatok esetében, melyeknek a 2011. évi beszámoló alapján a fentiek szerinti szakfeladatokhoz kapcsolódó nettó működési kiadása pozitív szám, a támogatás meghatározása a településkategóriánként – a fentiek szerinti szakfeladatokhoz kapcsolódó nettó működési kiadásokra figyelemmel – számított átlagos, a településen lévő köztemető egy négyzetméterére jutó kiadási szint figyelembevételével történik. A településkategóriánkénti átlagos, a településen lévő köztemető egy négyzetméterére jutó kiadási szintek számítása során a legalacsonyabb és legmagasabb egy négyzetméterre jutó értékkel rendelkező települési önkormányzatok egy-egy tizede figyelmen kívül hagyásra kerül.

Az így meghatározott támogatás összege legalább 100 000 forint, de nem haladhatja meg az önkormányzat fenti szakfeladatok szerinti 2011. évi nettó működési kiadásának 110%-át.

Azon önkormányzatokat, amelyeknek a 2011. évi beszámoló alapján a fenti szakfeladatokhoz kapcsolódó nettó működési kiadása nem pozitív szám, de köztemetővel rendelkeznek, a köztemető nagysága alapján 43 forint/m^2 fajlagos támogatás illeti meg, amelynek összege legalább 100 000 forint.

A településen lévő köztemető nagyságát a Központi Statisztikai Hivatal 2011. december 31-ei állapotnak megfelelően elkészített Országos Statisztikai Adatgyűjtési Program 1616 „Jelentés az önkormányzatok tulajdonában lévő ingatlanvagyonról „T" adatlap 01-04. sorok" adatai alapján kell figyelembe venni.

bd) Közutak fenntartásának támogatása

A támogatás a települési önkormányzatokat a közutak fenntartásával kapcsolatos feladataihoz kapcsolódóan illeti meg, a 2011. évi beszámoló alapján

- a 5221101 Közutak, hidak, alagutak üzemeltetése, fenntartása alaptevékenység,
- a 5221102 Közutak, hidak, alagutak üzemeltetése, fenntartása szabad kapacitás kihasználása,
- a 5221104 Közutak, hidak, alagutak üzemeltetése, fenntartása vállalkozási tevékenység,
- a 5221105 Közutak, hidak, alagutak üzemeltetése, fenntartása támogatási célú szakfeladatok,
- a 5221301 Parkoló, garázs üzemeltetése, fenntartása alaptevékenység,
- a 5221302 Parkoló, garázs üzemeltetése, fenntartása szabad kapacitás kihasználása,
- a 5221304 Parkoló, garázs üzemeltetése, fenntartása vállalkozási tevékenység, és
- a 5221305 Parkoló, garázs üzemeltetése, fenntartása támogatási célú

szakfeladatok alapján számított nettó működési kiadások figyelembevételével.

Azon önkormányzatok esetében, amelyeknek a 2011. évi beszámoló alapján a fentiek szerinti szakfeladatokhoz kapcsolódó nettó működési kiadása pozitív szám, a támogatás meghatározása településkategóriánként – a fentiek szerinti szakfeladatokhoz kapcsolódó nettó működési kiadásokra figyelemmel – számított átlagos, a településen lévő belterületi út egy kilométerére jutó kiadási szint figyelembevételével történik.

A településkategóriánkénti átlagos, a településen lévő belterületi út egy kilométerére jutó kiadási szintek számítása során a legalacsonyabb és legmagasabb egy kilométerre jutó értékkel rendelkező települési önkormányzatok egy-egy tizede figyelmen kívül hagyásra kerül.

Az így meghatározott támogatás összege legalább 100 000 forint, de nem haladhatja meg az önkormányzat fenti szakfeladatok szerinti 2011. évi nettó működési kiadásának 110%-át.

Azon önkormányzatok, amelyeknek a 2011. évi beszámoló alapján a fenti szakfeladatokhoz kapcsolódó nettó működési kiadása nem pozitív szám, de belterületi úttal rendelkeznek, az út hossza alapján 105 100 forint/km fajlagos támogatás illeti meg, amelynek összege legalább 100 000 forint.

A településen lévő belterületi út hosszát a Központi Statisztikai Hivatal 2011. december 31-ei állapotnak megfelelően elkészített Országos Statisztikai Adatgyűjtési Program 1390 „Helyi közutak és hidak adatai" alapján kell figyelembe venni.

c) Beszámítás összege

Az 1. a)-b) alpontok szerint számított támogatás önkormányzatonkénti együttes összegét csökkenti az önkormányzat elvárt bevétele. Az elvárt bevétel a 2011. évi iparűzési adóalap 0,5%-át jelenti. A beszámítás összege nem haladhatja meg az önkormányzatot az 1. a)-b) jogcímeken megillető támogatás összegét.

A 2011. július 1-jén hatályos iparűzési adórendelettel rendelkező települési önkormányzat a 2012. I. félévi költségvetési beszámoló keretében szolgáltatott adatot a 2011. évi iparűzési adóalap összegéről. A 2011. július 1-jén hatályos iparűzési adórendelettel nem rendelkező települési önkormányzat esetében az egy főre jutó elvárt iparűzési adó megegyezik az önkormányzattípus, azon belül a népességszám szerinti kategóriába tartozó települési önkormányzatok egy főre jutó iparűzési adóalapja – a legalacsonyabb és legmagasabb egy főre jutó iparűzési adóalapú települési önkormányzatok egy-egy tizede figyelmen kívül hagyásával – számított átlagával.

Az elvárt bevétel számítása során az iparűzési adóalap a fővárosi és a kerületi önkormányzatok között a 8/2012. (II. 10.) Főv. Kgy. rendelet szerint kerül megosztásra.

d) Egyéb kötelező önkormányzati feladatok támogatása

FAJLAGOS ÖSSZEG: 2 700 forint/fő,
de településenként legalább 3 000 000 forint.

A központi költségvetés támogatást biztosít a települési önkormányzatok számára a Magyarország helyi önkormányzatairól szóló 2011. évi CLXXXIX. törvény (a továbbiakban: Mötv.) 13. §-ában meghatározott egyes – az 1. a)-b) alpontokban nem nevesített – feladatok ellátására. Budapest Főváros Önkormányzata e jogcímen 2 000 millió forint támogatásra jogosult.

2. Megyei önkormányzatok működésének támogatása

ELŐIRÁNYZAT: 4 891,3 millió forint

Az előirányzat a megyei önkormányzatok feladataihoz kapcsolódó működési kiadások támogatását szolgálja.

millió forint

Megyei önkormányzatok	Működési támogatás
Baranya Megyei Önkormányzat	247,0
Bács-Kiskun Megyei Önkormányzat	279,4
Békés Megyei Önkormányzat	239,9
Borsod-Abaúj-Zemplén Megyei Önkormányzat	318,1
Csongrád Megyei Önkormányzat	254,4
Fejér Megyei Önkormányzat	255,4
Győr-Moson-Sopron Megyei Önkormányzat	261,2

Hajdú-Bihar Megyei Önkormányzat	283,0
Heves Megyei Önkormányzat	226,8
Jász-Nagykun-Szolnok Megyei Önkormányzat	245,9
Komárom-Esztergom Megyei Önkormányzat	227,6
Nógrád Megyei Önkormányzat	201,2
Pest Megyei Önkormányzat	452,1
Somogy Megyei Önkormányzat	229,2
Szabolcs-Szatmár-Bereg Megyei Önkormányzat	286,8
Tolna Megyei Önkormányzat	208,3
Vas Megyei Önkormányzat	214,6
Veszprém Megyei Önkormányzat	238,6
Zala Megyei Önkormányzat	221,8
Összesen	4 891,3

II. A TELEPÜLÉSI ÖNKORMÁNYZATOK EGYES KÖZNEVELÉSI ÉS GYERMEKÉTKEZTETÉSI FELADATAINAK TÁMOGATÁSA

1. Óvodapedagógusok, és az óvodapedagógusok nevelő munkáját közvetlenül segítők bértámogatása

ELŐIRÁNYZAT: 101 228,8 millió forint

ÓVODAPEDAGÓGUSOK ÁTLAGBÉRÉNEK ÉS KÖZTERHEINEK ELISMERT ÖSSZEGE: 2 832 000 forint/számított létszám/év

ÓVODAPEDAGÓGUSOK NEVELŐ MUNKÁJÁT KÖZVETLENÜL SEGÍTŐK ÁTLAGBÉRÉNEK ÉS KÖZTERHEINEK ELISMERT ÖSSZEGE: 1 632 000 forint/számított létszám/év

A központi költségvetés a közalkalmazottak jogállásáról szóló 1992. évi XXXIII. törvény (a továbbiakban: Kjt.), a nemzeti köznevelésről szóló 2011. évi CXC. törvény (a továbbiakban: Köznev. tv.), valamint a Kjt. végrehajtását a köznevelési intézményekben szabályozó kormányrendelet, továbbá egyéb, a kereseteket meghatározó jogszabályok alapján elismert átlagbér alapú támogatást biztosít az óvodát fenntartó települési önkormányzat részére az általa foglalkoztatott óvodapedagógusok, és az óvodapedagógusok nevelő munkáját közvetlenül segítők bérének és az ehhez kapcsolódó, 27% mértékkel számított szociális hozzájárulási adó kifizetéséhez.

A támogatás a települési önkormányzatot az általa fenntartott óvodaintézmény(ek)ben foglalkoztatott, a 2012/2013. nevelési évben a közoktatásról szóló 1993. évi LXXIX. törvény (a továbbiakban: Közokt. tv.), a 2013/2014. nevelési évben a Köznev. tv. nevelés-szervezési paraméterei szerint számított pedagóguslétszám után illeti meg. Egy óvodaintézménynek kell tekinteni az anyaóvodát és tagintézményeit, telephelyeit együttesen akkor is, ha az utóbbiak a fenntartótól eltérő településen vannak.

A támogatás számítása a következő:

a) Az óvodai nevelésben részesülő gyermekek számának meghatározása (beleértve a sajátos nevelési igényű gyermekeket is)

- a 2012/2013. és 2013/2014. nevelési évek közoktatási statisztikai tényleges nyitó létszám adatai alapján történik, továbbá számításba kell venni mindazon gyermekeket,
- akik 2012. december 31-éig, vagy – a Köznev. tv. 8. § (1) bekezdésében foglalt feltételek megléte esetén – a felvételüktől számított hat hónapon belül a harmadik életévüket betöltik és a 2012/2013. nevelési évben legkésőbb december 31-éig első alkalommal veszik igénybe az óvodai nevelést,
- akik negyedik, illetve ötödik életévüket betöltik és a 2012/2013. nevelési évben legkésőbb december 31-éig az óvodai nevelést első alkalommal veszik igénybe,
- akik 2013. december 31-éig, vagy – a Köznev. tv. 8. § (1) bekezdésében foglalt feltételek megléte esetén – a felvételüktől számított hat hónapon belül a harmadik életévüket betöltik és a 2013/2014. nevelési évben legkésőbb december 31-éig első alkalommal veszik igénybe az óvodai nevelést, valamint
- akik negyedik, illetve ötödik életévüket betöltik és a 2013/2014. nevelési évben legkésőbb december 31-éig az óvodai nevelést első alkalommal veszik igénybe.

Nem igényelhető támogatás

- a 2012/2013. nevelési évre azon gyermekek után, akik a hetedik életévüket 2012. augusztus 31-éig betöltötték,
- a 2013/2014. nevelési évre azon gyermekek után, akik a hetedik életévüket 2013. augusztus 31-éig betöltik,

kivéve, ha a Köznev. tv. 45. § (2) bekezdése alapján a gyermekek óvodai nevelése meghosszabbítható.

Az óvodai nevelésben részesülő gyermekek számát a 2013. év

- 1-8. hónapjaira vonatkozóan a Közokt. tv. 3. számú melléklet II. Az osztályok, csoportok szervezése rész 3. pontjában,
- 9-12. hónapjaira vonatkozóan a Köznev. tv. 47. § (7) bekezdésében

meghatározottak szerint kell figyelembe venni. Az adatszolgáltatást a nem teljes idejű óvodai nevelésre szervezett csoportokba, valamint a teljes idejű óvodai nevelésre szervezett csoportokba beírt gyermekek szerint, külön-külön kell teljesíteni.

Az első nevelési évet kezdő óvodások között két gyermekként itt kell figyelembe venni azokat a bölcsődés-korú, második életévüket 2012. december 31-éig betöltő gyermekeket is, akiknek a gondozását a Köznev. tv. 20. § (10) bekezdése szerint egységes óvoda-bölcsőde intézmény keretei között, a nevelési-oktatási intézmények működéséről és a köznevelési intézmények névhasználatáról szóló rendeletben meghatározott feltételek szerint biztosítják, és a gyermek 2012. szeptember 1-je és december 31-e között igénybe veszi az ellátást.

Az első nevelési évet kezdő óvodások között két gyermekként itt kell figyelembe venni azokat a bölcsődés-korú, második életévüket 2013. december 31-éig betöltő gyermekeket is, akiknek a gondozását a Köznev. tv. 20. § (10) bekezdése szerint egységes óvoda-bölcsőde intézmény keretei között a nevelési-oktatási intézmények működéséről és a köznevelési intézmények névhasználatáról szóló rendeletben meghatározott feltételek szerint biztosítják, és a gyermek 2013. szeptember 1-je és december 31-e között igénybe veszi az ellátást. 2013. szeptember 1-jétől egy gyermekként lehet figyelembe venni azt a 2012/2013. nevelési évben bölcsődés-korúnak minősülő és az egységes óvoda-bölcsődei ellátást igénybevevő gyermeket, aki 2013. december 31-éig betölti harmadik életévét.

b) A számított óvodapedagógus, és az óvodapedagógus nevelő munkáját közvetlenül segítők létszámának meghatározása

Az óvodapedagógus létszám meghatározása a következő képlettel történik:

2012/2013. nevelési évre:

$Psz_1 = (L_1 / Cs) * Feh_1 + V_{k1}$

2013/2014. nevelési évre:

$Psz_2 = (L_2 / Cs) * Feh_2 + V_{k2}$

ahol:

Psz_1; Psz_2 = 2012/2013., illetve 2013/2014. nevelési évre számított óvodapedagógusok létszáma, egész számra kerekítve,

L_1; L_2 = 2012/2013., illetve 2013/2014. nevelési évben szervezett csoport(ok)ban az a) alpont szerinti összes gyermeklétszám,

Cs = az egységes óvodai-bölcsődei, az óvodai nevelési évekre a Kiegészítő szabályok 3. pontja szerint meghatározott csoport átlaglétszám,

Feh_1; Feh_2 = foglalkozási együttható (két tizedesre kerekítve), azaz

- 2012/2013. nevelési évben a Közokt. tv.-ben, illetve 2013/2014. nevelési évben a Köznev. tv.-ben az átlagos csoportlétszámra meghatározott heti óvodai (egységes óvodai-bölcsődei gondozási), nevelési foglalkoztatási időkeret (órában), és
- 2012/2013. nevelési évben a Közokt. tv.-ben, illetve 2013/2014. nevelési évben a Köznev. tv.-ben meghatározott pedagógus heti kötelező óraszám, illetve kötött munkaidő

hányadosa (az egységes óvoda-bölcsőde esetében is az óvoda-pedagógusok kötelező heti óraszáma, illetve kötött munkaideje alapozza meg a számítást), korrigálva az intézménytípus-együtthatóval,

V_{k1}; V_{k2} = vezetői órakedvezmény miatti pedagógus többletlétszám a 2012/2013., illetve 2013/2014. nevelési évben (két tizedesre kerekítve).

A támogatás igénylése szempontjából az óvodapedagógusok nevelő munkáját közvetlenül segítők száma a 2012/2013. nevelési évben a Közokt. tv. 1. számú melléklet Első része, a 2013/2014. nevelési évben a Köznev. tv. 2. melléklete szerint elismerhető – a Kjt. alapján foglalkoztatott – létszám, de legfeljebb

- 2013. év első 8 hónapjában a ténylegesen foglalkoztatott segítők átlagos száma,
- 2013. év utolsó 4 hónapjában az erre az időszakra becsült segítők átlagos száma,

egy tizedesre kerekítve.

Az év végi elszámolás mindkét nevelési év tekintetében a havonta figyelembe vehető, ténylegesen foglalkoztatott segítők átlagos létszáma alapján történik.

A 2013/2014. nevelési évre a gyermek- és ifjúságvédelmi felügyelő vagy gyógypedagógiai asszisztens, a szabadidő-szervező és a pszichopedagógus a segítők létszámában nem vehető figyelembe.

c) Az óvodapedagógusok és az óvodapedagógusok nevelő munkáját közvetlenül segítők *bértámogatásának összege az alábbiak szerint kerül meghatározásra:*

2012/2013. nevelési évre:

$Tp_1 = Psz_1 * ÁBp * 8/12$
$Ts_1 = S_1 * ÁBs * 8/12$

2013/2014. nevelési évre:

$Tp_2 = Psz_2 * ÁBp * 4/12$
$Ts_2 = S_2 * ÁBs * 4/12$

ahol:

Tp_1; Tp_2 = 2012/2013., illetve 2013/2014. nevelési évben az óvodapedagógusok átlagbér alapú támogatása,

Ts_1; Ts_2 = 2012/2013., illetve 2013/2014. nevelési évben az óvodapedagógusok nevelő munkáját közvetlenül segítők átlagbér alapú támogatása,

S_1; S_2 = 2012/2013., illetve 2013/2014. nevelési évben az óvodapedagógusok nevelő munkáját közvetlenül segítők b) alpont szerinti száma,

ÁBp = óvodapedagógus átlagbér elismert összege,

ÁBs = óvodapedagógusok nevelő munkáját közvetlenül segítők átlagbérének elismert összege.

A 2012/2013. nevelési év átlagbér alapú támogatási összege 7,5%-ának folyósítása január utolsó munkanapján, 17,5%-ának folyósítása február utolsó munkanapján, ezt követően a támogatás folyósítása hat egyenlő részletben, az államháztartásról szóló jogszabályokban meghatározott időpontokban történik. A 2013/2014. nevelési év átlagbér alapú támogatásának folyósítása négy egyenlő részletben: szeptember hónaptól havonta, az államháztartásról szóló jogszabályokban meghatározott időpontokban történik.

2. Óvodaműködtetési támogatás

ELŐIRÁNYZAT: 16 743,3 millió forint

FAJLAGOS ÖSSZEG: 54 000 forint/fő/év

A támogatás a települési önkormányzatot a nem a közvetlen szakmai feladatellátásban dolgozók béréhez, az óvodai nevelést biztosító, jogszabályban foglalt eszközök és felszerelések beszerzéséhez, valamint a feladatellátásra szolgáló épület és annak infrastruktúrája folyamatos működtetéséhez szükséges kiadásokhoz kapcsolódóan illeti meg az általa fenntartott óvodában nevelt – az 1. a) alpontban figyelembe vett – gyermeklétszám után. A létszám meghatározásakor minden gyermeket egy főként kell figyelembe venni.

A 2012/2013. nevelési évre jutó támogatási összeg 7,5%-ának folyósítása január utolsó munkanapján, 17,5%-ának folyósítása február utolsó munkanapján, ezt követően a támogatás folyósítása hat egyenlő részletben, az államháztartásról szóló jogszabályokban meghatározott időpontokban történik. A 2013/2014. nevelési évre jutó támogatásnak folyósítása négy egyenlő részletben: szeptember hónaptól havonta, az államháztartásról szóló jogszabályokban meghatározott időpontokban történik.

3. Ingyenes és kedvezményes gyermekétkeztetés támogatása

ELŐIRÁNYZAT: 44 799,3 millió forint

FAJLAGOS ÖSSZEG: 102 000 forint/fő/év

a) Bölcsődében és a fogyatékos személyek nappali intézményében elhelyezett gyermekek étkeztetésének támogatása

A kötött felhasználású támogatás a gyermekek védelméről és a gyámügyi igazgatásról szóló 1997. évi XXXI. törvény (a továbbiakban: Gyvt.) alapján szervezett, a települési önkormányzat által fenntartott (napos és/vagy hetes) bölcsődében ellátott azon gyermekek után vehető igénybe, akik a Gyvt. 151. § (5) bekezdés a) pontja alapján ingyenes bölcsődei étkeztetésben részesülnek.

E támogatást igényelheti a települési önkormányzat az általa fenntartott fogyatékos személyek nappali intézményében elhelyezett gyermekek után, akik számára a fenntartó a Gyvt. 151. § (5) bekezdése alapján 50%-os normatív étkezési térítési díj-kedvezményt, vagy ingyenes étkeztetést biztosít.

Az ellátottak számának – a fogyatékos személyek nappali intézményében elhelyezett gyermekek ellátása kivételével – meghatározása: tervezéskor az ellátottak éves becsült számának figyelembevételével meghatározott gondozási napok száma osztva 251-gyel, elszámolásnál a havi jelentőlapok szerinti, naponta ténylegesen ellátásban részesülő gyermekek száma alapján összesített éves gondozási napok száma osztva 251-gyel.

Fogyatékos személyek nappali intézményében elhelyezett gyermekek ellátása esetén az ellátottak számának meghatározása: tervezéskor az ellátottak éves becsült száma, elszámolásnál a nappali ellátásban részesülők látogatási és eseménynaplója alapján naponta összesített ellátottak száma – a heti 6, illetve heti 7 napos nyitva tartással működő intézmények a 6, illetve 7 nap alapul vételével – osztva 251-gyel. Nem vehetők figyelembe a kizárólag étkezésben részesülők.

A támogatás igénylése során a Kiegészítő szabályok 2. a), 5. és 7. pontjaiban foglaltakat kell alkalmazni.

b) Óvodai, iskolai, kollégiumi étkeztetés támogatása

A feladathoz kötött támogatás megilleti a települési önkormányzatot az általa étkeztetett, óvodában, nappali rendszerű közoktatásban, továbbá a kollégiumi ellátásban részt vevő, a Gyvt. 151. § (5) bekezdése szerint rendszeres gyermekvédelmi kedvezményben részesülő – Kiegészítő szabályok 4. pontja szerint meghatározott – gyermekek, tanulók után, akik számára ingyenes étkeztetést biztosítanak, továbbá akik számára 50%-os normatív étkezési térítési díj-kedvezmény biztosított.

Az e körbe tartozó gyermek, tanuló után csak egy jogcímen jár a támogatás. Ugyanazon gyermek, tanuló csak egy feladatellátási helyen megvalósított étkeztetésnél vehető figyelembe.

4. Társulás által fenntartott óvodákba bejáró gyermekek utaztatásának támogatása

ELŐIRÁNYZAT: 600,0 millió forint

A támogatás az Mötv. alapján létrehozott társulás, többcélú kistérségi társulás, intézményi társulás által fenntartott óvodákba járó – az 1. a) alpontban figyelembe vett – gyermeklétszámból azon gyermekek után igényelhető, akik a lakóhelyüktől, ennek hiányában tartózkodási helyüktől eltérő településen veszik igénybe az óvodai ellátást és utaztatásuk autóbusz működtetésével, iskolabusz-szolgáltatás vagy külön célú menetrendszerinti autóbusz szolgáltatás vásárlásával biztosított. A létszám meghatározásakor minden gyermeket egy főként kell figyelembe venni. E támogatás szempontjából iskolabusz-szolgáltatás vásárlásnak minősül a menetrendtől függetlenül kizárólag e célból indított járat(ok) igénybevétele. A támogatás igénybevételének további feltétele, hogy az utaztatott gyermekek mellett kísérő utazzon.

A 2012/2013. nevelési évre jutó támogatási összeg 25%-ának folyósítása február utolsó munkanapján, ezt követően a támogatás folyósítása hat egyenlő részletben, az államháztartásról szóló jogszabályokban meghatározott időpontokban történik. A 2013/2014. nevelési évre jutó támogatásnak folyósítása négy egyenlő részletben: szeptember hónaptól havonta, az államháztartásról szóló jogszabályokban meghatározott időpontokban történik.

Az elszámolásnál a 2012/2013. nevelési évben és a 2013/2014. nevelési évben utaztatott gyermekek számát kell figyelembe venni a közoktatási intézmények vezetőjének adatszolgáltatása alapján.

Az 1. és 2. pont szerinti támogatások kizárólag a támogatással érintett óvodaintézmények kiadásaira használhatók fel. A 3. pont szerinti támogatás kizárólag az étkeztetés teljes önköltségére számolható el. A 4. pont szerinti támogatás kizárólag a gyermekek utaztatásával kapcsolatos kiadásokra használható fel.

III. A TELEPÜLÉSI ÖNKORMÁNYZATOK SZOCIÁLIS ÉS GYERMEKJÓLÉTI FELADATAINAK TÁMOGATÁSA

1. Egyes jövedelempótló támogatások kiegészítése

ELŐIRÁNYZAT: 104 311,8 millió forint

A támogatás

a) a szociális igazgatásról és szociális ellátásokról szóló 1993. évi III. törvény (a továbbiakban: Szoctv.) 37. § (1) bekezdés a)-d) pontjaiban szabályozott rendszeres szociális segélyre, a Szoctv. 38. § (2) és (5) bekezdése alapján járó lakásfenntartási támogatásra kifizetett összegek, a Szoctv. 55/A. § alapján adósságcsökkentési támogatásra, valamint az Szoctv. 55/A. § (3) bekezdése szerinti előrefizetős gáz- vagy áramfogyasztást mérő készülék felszerelési költségei 90%-ának,

b) a Szoctv. 35. § (1) bekezdése alapján folyósított foglalkoztatást helyettesítő támogatásra kifizetett összegek 80%-ának,

c) a 2012. december 31-én hatályos Szoctv. 32/B. §-a alapján 2012. december hónapra járó, 2013. januárban fizetendő időskorúak járadéka 90%-ának,

d) a 2012. december 31-én hatályos Szoctv. 41. § (1) bekezdésében és a 43/A. § (1) bekezdése alapján 2012. december hónapra járó, 2013. januárban fizetendő ápolási díj 75%-ának,

e) a „Sikeres Magyarországért Panel Plusz” Hitelprogram keretében lakásszövetkezet, illetve társasház által felvett kölcsönhöz kapcsolódó támogatás nyújtásáról szóló 156/2005. (VIII. 15.) Korm. rendelet alapján kamattámogatásra jogosultak számára kifizetett összeg,

f) A Gyvt. 20/C. §-a szerinti óvodáztatási támogatás 100%-ának

központi költségvetésből való igénylésére szolgál.

A hajléktalan személyek részére kifizetett rendszeres szociális segély és foglalkoztatást helyettesítő támogatás, valamint a kamattámogatásban részesülők esetében a támogatás igénybevétele a kifizetett ellátások 100%-a alapján történik.

Az előirányzatból támogatás igényelhető az 1945 és 1963 között törvénysértő módon elítéltek, az 1956-os forradalommal és szabadságharccal összefüggésben elítéltek, valamint a korábbi nyugdíjcsökkentés megszüntetéséről, továbbá az egyes személyes szabadságot korlátozó intézkedések hatálya alatt állt személyek társadalombiztosítási és munkajogi helyzetének rendezéséről szóló 93/1990. (XI. 21.) Korm. rendelet alapján a személyes szabadság korlátozása miatti kárpótlás címén kifizetett összegek 100%-ára.

Az előirányzatból a Tokaj-hegyalján 2005. év május 4-én lehullott nagy mennyiségű csapadék miatt keletkezett károk enyhítéséről, valamint a Mátra északi térségében 2005. év április 18-a és 20-a között lehullott nagy mennyiségű csapadék miatt keletkezett károk enyhítéséről szóló 88/2005. (V. 5.) Korm. rendelet módosításáról szóló 93/2005. (V. 21.) Korm. rendelet alapján, a Tokaj-hegyalján 2005. év május 4-én, valamint a Mátra északi térségében 2005. év április 18-a és 20-a között lehullott nagy mennyiségű csapadék miatt keletkezett károk enyhítéséről szóló 1050/2005. (V. 21.) Korm. határozatban megjelölt települések a rendkívüli időjárás miatti lakossági károk enyhítésére felvett – és a magánszemélyek számára kamatmentes visszatérítendő támogatásként nyújtott – hitel kamatterhének 100%-át visszaigényelhetik.

2. Hozzájárulás a pénzbeli szociális ellátásokhoz

ELŐIRÁNYZAT: 39 088,1 millió forint

Az előirányzat az 1. pont szerinti ellátások önrészéhez, az önkormányzati helyi hatáskörű pénzbeli és természetbeni segélyezéshez, a gyermekek napközbeni ellátása keretében nyújtott étkezés térítési díjának szociális alapon történő egyedi mérsékléséhez vagy elengedéséhez, a közfoglalkoztatáshoz biztosítandó önrészhez, valamint az állampolgárok lakáshoz jutásának települési önkormányzatok általi támogatásához járul hozzá.

A hozzájárulás

- 80%-a a 2012. január, április és június hónapokban az 1. a) és b) alpontokban szereplő segélyekhez biztosított önrész arányában,
- 20%-a a lakosságszám arányában

illeti meg a települési önkormányzatokat, azzal, hogy az egy lakosra jutó fajlagos összeg nem lehet kevesebb 1 000 forintnál, és nem haladhatja meg a 25 000 forintot.

3. Egyes szociális és gyermekjóléti feladatok támogatása

ELŐIRÁNYZAT: 49 899,8 millió forint

a) Szociális és gyermekjóléti alapszolgáltatások általános feladatai

A támogatás a települési önkormányzatoknak a Szoctv.-ben, valamint a Gyvt.-ben meghatározott szociális és gyermekjóléti alapellátási kötelezettségei körébe tartozó szolgáltatások és intézményeik működési kiadásaihoz kapcsolódik.

Ezek a feladatok különösen:

- a Szoctv. 64. §-ában meghatározott családsegítés,
- a Gyvt. 39. §-ában meghatározott gyermekjóléti szolgáltatás, a 40. §-ában meghatározott gyermekjóléti szolgálat, a 44. §-ában meghatározott házi gyermekfelügyelet, valamint a 44/A. §-ában nevesített alternatív napközbeni ellátás,

működtetése a külön jogszabályban foglalt szakmai szabályok szerint.

aa) FAJLAGOS ÖSSZEG: 250 forint/fő

A támogatás a 2 000 főnél kisebb lakosságszámú települési önkormányzatot illeti meg a település lakosságszáma szerint. A támogatás családsegítésre és gyermekjóléti szolgáltatásra szolgáltatásonként igényelhető.

A 2 000 főnél kisebb lakosságszámú, családsegítést és gyermekjóléti szolgáltatást működési engedéllyel végző települési önkormányzatot az ab) alpont szerinti támogatás illeti meg. Ha az önkormányzat csak az egyik szolgáltatást működteti, akkor e szolgáltatáshoz kapcsolódóan az ab) alpont szerinti támogatás 50%-a, valamint az e jogcímű támogatás jár. Mindkét szolgáltatást működtető 2 000 főnél kisebb lakosságszámú önkormányzat az ab) alpont szerinti támogatás mellett nem jogosult az e jogcímű támogatásra.

ab) A támogatásra az a családsegítést és/vagy gyermekjóléti szolgáltatást működtető települési önkormányzat jogosult, amelynek lakosságszáma nem haladja meg a 70 000 főt. A támogatás (T) a települési önkormányzatot lakosságszáma (L) alapján illeti meg a következő képlet szerint:

T = (L/5 000) x 3 950 000 forint

ac) A támogatásra a családsegítést és/vagy gyermekjóléti szolgáltatást működtető, 70 001 – 110 000 fő lakosságszámú települési önkormányzat jogosult. A támogatás (T) a települési önkormányzatot lakosságszáma (L) alapján illeti meg a következő képlet szerint:

T = (L/7 000) x 3 950 000 forint

ad) A támogatásra a családsegítést és/vagy gyermekjóléti szolgáltatást működtető, 110 000 főnél nagyobb lakosságszámú települési önkormányzat jogosult. A támogatás (T) a települési önkormányzatot lakosságszáma (L) alapján illeti meg a következő képlet szerint:

T = (L/8 000) x 3 950 000 forint

ae) FAJLAGOS ÖSSZEG: 300 forint/fő

A támogatás az ab)-ad) alpontok szerinti támogatások kiegészítéseként igényelhető a családsegítés, gyermekjóléti szolgáltatás – a Kiegészítő szabályoknak megfelelő – társult formában történő ellátása esetén, szolgáltatásonként, a feladat ellátásában részt vevő települések lakosságszáma alapján.

Ha az önkormányzat az ab)-ad) alpontok szerinti támogatások esetén csak az egyik szolgáltatást működteti, akkor e szolgáltatáshoz kapcsolódóan az adott támogatás 50%-a jár.

b) Gyermekjóléti központ

FAJLAGOS ÖSSZEG: 2 099 400 forint/központ

A támogatás a Gyvt. 40. § (1)-(3) bekezdésében meghatározott gyermekjóléti szolgáltatásokat biztosító gyermekjóléti központok működési kiadásaihoz kapcsolódik.

A támogatás a gyermekjóléti központot működtető legalább 40 000 fő lakosságszámú települési önkormányzatot és megyei jogú város önkormányzatát a fenntartott központok száma szerint illeti meg.

c) Szociális étkeztetés

FAJLAGOS ÖSSZEG: 55 360 forint/fő

A támogatás a települési önkormányzatoknak a Szoctv. 62. §-a alapján és a külön jogszabályban foglalt szakmai szabályoknak megfelelően nyújtott szociális étkeztetés feladataihoz kapcsolódik.

A támogatás a települési önkormányzatot a szociális étkeztetésben ellátottak száma szerint illeti meg. Ezen a jogcímen igényelhető támogatás a népkonyhai étkeztetésben részesülők után is.

A támogatás nem vehető igénybe a II. 3. pont szerinti jogcímeken étkeztetésben részesülők után.

Az ellátottak számának meghatározása: tervezéskor az ellátottak éves becsült száma, elszámoláskor az étkeztetésben részesülők étkeztetésre vonatkozó igénybevételi naplója alapján naponta összesített ellátottak száma osztva 251-gyel. Egy ellátott naponta csak egyszeresen vehető figyelembe.

Amennyiben a szociális étkeztetés feladatának ellátásáról – a Kiegészítő szabályoknak megfelelő – társulás gondoskodik, úgy az ellátottak után a fajlagos összeg 110%-a igényelhető.

d) Házi segítségnyújtás

FAJLAGOS ÖSSZEG: 145 000 forint/fő

A támogatásra az a települési önkormányzat jogosult, amely a házi segítségnyújtást a Szoctv. 63. §-a alapján és a külön jogszabályban foglalt szakmai szabályoknak megfelelően működteti.

A támogatás a települési önkormányzatot a házi segítségnyújtás keretében ellátott személyek száma szerint illeti meg. A támogatás legfeljebb egymást követő 60 napig igényelhető arra az ellátotti létszámra is, amely a külön jogszabályban foglalt szociális gondozói létszámra meghatározott maximális ellátotti számot meghaladja.

Az ellátottak számának meghatározása: tervezéskor az ellátottak éves becsült száma, elszámoláskor a házi segítségnyújtásban részesülők gondozási naplója alapján naponta összesített ellátottak száma osztva 251-gyel. Egy ellátott naponta csak egyszer vehető figyelembe.

Amennyiben a házi segítségnyújtás feladatának ellátásáról – a Kiegészítő szabályoknak megfelelő – társulás gondoskodik, úgy az ellátottak után a fajlagos összeg 130%-a igényelhető.

e) Falugondnoki vagy tanyagondnoki szolgáltatás

FAJLAGOS ÖSSZEG: 1 996 550 forint/szolgálat

A támogatásra az a települési önkormányzat jogosult, amely a falugondnoki vagy a tanyagondnoki szolgáltatást a Szoctv. 60. §-a és a külön jogszabályban foglalt szakmai szabályoknak megfelelően tartja fenn.

A támogatás a települési önkormányzatot az ellátást biztosító szolgálat száma alapján illeti meg.

f) Időskorúak nappali intézményi ellátása

FAJLAGOS ÖSSZEG: 109 000 forint/fő

A támogatást azok a települési önkormányzatok vehetik igénybe, amelyek a Szoctv. 65/F. §-a alapján és külön jogszabályban foglalt szakmai szabályoknak megfelelően időskorúak nappali ellátását biztosító intézményt tartanak fenn. A támogatás az önkormányzatokat az ellátottak száma szerint illeti meg.

Azon ellátott után, akire vonatkozóan a külön jogszabályban meghatározott intézményen belüli foglalkoztatási támogatást folyósítanak, a fenntartó az adott napra csak a támogatás 40%-át igényelheti.

Az ellátottak számának meghatározása: tervezéskor az ellátottak éves becsült száma, elszámolásnál a nappali ellátásban részesülők látogatási és eseménynaplója alapján naponta összesített ellátottak száma – a heti 6, illetve heti 7 napon nyújtott szolgáltatásoknál a 6, illetve 7 nap alapul vételével – osztva 251-gyel. Nem vehetők figyelembe a kizárólag étkeztetésben részesülők.

Amennyiben az időskorúak nappali intézményi ellátásáról – a Kiegészítő szabályoknak megfelelő – társulás gondoskodik, úgy az ellátottak után a fajlagos összeg 150%-a igényelhető.

g) Fogyatékos és demens személyek nappali intézményi ellátása

FAJLAGOS ÖSSZEG: 500 000 forint/fő

A támogatást azok a települési önkormányzatok vehetik igénybe, amelyek a Szoctv.-ben szabályozott módon és külön jogszabályban meghatározott szakmai szabályok szerint fogyatékosok nappali ellátását, illetve demens ellátást biztosító intézményt tartanak fenn. A demens személyek nappali intézményében a támogatás igénybevételének feltétele, hogy az ellátásban részesülő személy rendelkezzen az Országos Rehabilitációs és Szociális Szakértői Intézet, vagy a Pszichiátriai/Neurológiai Szakkollégium által befogadott demencia centrum, vagy pszichiáter, neurológus, geriáter szakorvos demencia kórképet megállapító szakvéleményével.

A támogatás az önkormányzatokat az ellátottak száma szerint illeti meg. Azon ellátott után, akikre vonatkozóan a külön jogszabályban meghatározott intézményen belüli foglalkoztatási támogatást folyósítanak, a fenntartó az adott napra csak e támogatás 40%-át igényelheti.

Az ellátottak számának meghatározása: tervezéskor az ellátottak éves becsült száma, elszámolásnál a nappali ellátásban részesülők látogatási és eseménynaplója alapján naponta összesített ellátottak száma – a heti 6, illetve heti 7 napos nyitva tartással működő intézmények a 6, illetve 7 nap alapul vételével – osztva 251-gyel. Nem vehetők figyelembe a kizárólag étkezésben részesülők.

Amennyiben a fogyatékos és demens személyek nappali intézményi ellátásáról – a Kiegészítő szabályoknak megfelelő – társulás gondoskodik, úgy az ellátottak után a fajlagos összeg 110%-a igényelhető.

h) Pszichiátriai és szenvedélybetegek nappali intézményi ellátása

FAJLAGOS ÖSSZEG: 310 000 forint/fő

A támogatást azok a települési önkormányzatok vehetik igénybe, amelyek a Szoctv. 65/F. §-a alapján és külön jogszabályban foglalt szakmai szabályoknak megfelelően pszichiátriai és szenvedélybetegek számára nappali ellátást biztosító intézményt tartanak fenn.

A támogatás az önkormányzatokat az ellátottak száma szerint illeti meg. Azon ellátott után, akikre vonatkozóan a külön jogszabályban meghatározott intézményen belüli foglalkoztatási támogatást folyósítanak, a fenntartó az adott napra csak e támogatás 40%-át igényelheti.

Az ellátottak számának meghatározása: tervezéskor az ellátottak éves becsült száma, elszámolásnál az ellátásban részesülők látogatási és eseménynaplója alapján naponta összesített, a Szoctv. szerint az intézménnyel megállapodást kötött ellátottak száma – a heti 6, illetve heti 7 napos nyitva tartással működő intézmények a 6, illetve 7 nap alapul vételével – osztva 251-gyel. Nem vehetők figyelembe – a nappali melegedőt igénybe vevők kivételével – a kizárólag étkezésben részesülők és a 30 napnál folyamatosan hosszabb ideig távolmaradók.

Amennyiben a pszichiátriai és szenvedélybetegek nappali intézményi ellátásáról – a Kiegészítő szabályoknak megfelelő – társulás gondoskodik, úgy az ellátottak után a fajlagos összeg 120%-a igényelhető.

i) Hajléktalanok nappali intézményi ellátása

FAJLAGOS ÖSSZEG: 206 100 forint/fő

A támogatást azok a települési önkormányzatok vehetik igénybe, amelyek a Szoctv. 65/F. §-a alapján és külön jogszabályban foglalt szakmai szabályoknak megfelelően hajléktalanok számára nappali ellátást biztosító intézményt tartanak fenn.

A támogatás az önkormányzatokat az ellátottak száma szerint illeti meg. Azon ellátott után, akikre vonatkozóan a külön jogszabályban meghatározott intézményen belüli foglalkoztatási támogatást folyósítanak, a fenntartó az adott napra csak e támogatás 40%-át igényelheti.

Az ellátottak számának meghatározása: tervezéskor az ellátottak éves becsült száma, elszámolásnál a napi átlagos létszám, vagyis a (külön jogszabályban meghatározott eseménynapló alapján összesített) éves létszám elosztva 251-gyel. A napi átlagos létszám nem haladhatja meg a működési engedélyben szereplő férőhelyszám 150%-át.

Amennyiben a hajléktalanok nappali intézményi ellátásáról – a Kiegészítő szabályoknak megfelelő – társulás gondoskodik, úgy az ellátottak után a fajlagos összeg 120%-a igényelhető.

j) Gyermekek napközbeni ellátása

ja) Bölcsődei ellátás

FAJLAGOS ÖSSZEG: 494 100 forint/fő

A támogatás a Gyvt. alapján szervezett, a települési önkormányzat által fenntartott (napos és/vagy hetes) bölcsődében beíratott és ellátott gyermekek után vehető igénybe.

Ha az önkormányzat egy szervezeti egység keretében napos és hetes bölcsődét is üzemeltet, akkor az ellátásban részesülő gyermeket csak egy intézménytípusnál lehet számításba venni.

A bölcsődében ellátott fogyatékos gyermekek után a fajlagos összeg 200%-a igényelhető. Az ellátottak számának meghatározása: tervezéskor az ellátottak éves becsült számának figyelembevételével meghatározott gondozási napok száma osztva 251-gyel, elszámoláskor a bölcsődék havi jelentőlapja szerinti, naponta ténylegesen ellátásban részesülő gyermekek száma alapján összesített éves gondozási napok száma osztva 251-gyel.

jb) Családi napközi ellátás és -gyermekfelügyelet

FAJLAGOS ÖSSZEG: 268 200 forint/fő

A támogatás a Gyvt. 43. §-a alapján szervezett, a települési önkormányzat által fenntartott családi napköziben beíratott és ellátott – legfeljebb 14 éves – gyermekek után vehető igénybe. Ez a támogatás igényelhető a Gyvt. 43/A. §-a alapján szervezett, a települési önkormányzat által fenntartott családi gyermekfelügyelet keretében ellátott, a Gyvt.-ben meghatározott életkorú gyermekek után is.

A támogatás 50%-át veheti igénybe a fenntartó, ha a napi nyitvatartási idő összességében nem éri el a heti 20 órát.

Az ellátottak számának meghatározása: tervezéskor az ellátottak éves becsült számának figyelembevételével meghatározott gondozási napok száma osztva 251-gyel, elszámolásnál a havi jelentőlapok szerinti, naponta ténylegesen ellátásban részesülő gyermekek száma alapján összesített éves gondozási napok száma osztva 251-gyel.

jc) Társult feladatellátás kiegészítő támogatása

FAJLAGOS ÖSSZEG: 600 forint/fő

A támogatás a ja) és jb) alpontok szerinti támogatás kiegészítéseként igényelhető a bölcsődei ellátás és/vagy családi napközi ellátás és -gyermekfelügyelet – Kiegészítő szabályoknak megfelelő – társult formában történő ellátása esetén. A támogatás ellátásonként, a feladat ellátásában részt vevő települések 0-17 éves korcsoportba tartozó lakosainak száma alapján igényelhető.

k) Hajléktalanok átmeneti intézményei

FAJLAGOS ÖSSZEG: 468 350 forint/férőhely

A támogatást azok a települési önkormányzatok vehetik igénybe, amelyek a Szoctv.-ben szabályozott módon átmeneti szállást és éjjeli menedékhelyet tartanak fenn hajléktalanok részére. A támogatás a települési önkormányzatot a hajléktalanok átmeneti szállásán a ténylegesen betöltött, éjjeli menedékhelyén a működő férőhelyek száma, továbbá a hajléktalanok kórházi ellátás előtti és utáni gondozását szolgáló olyan férőhelyek alapján illeti meg, amelyeket az OEP is finanszíroz.

A támogatásból forrás biztosítható a hajléktalanokat ellátó átmeneti intézményből kikerülő hajléktalan személy egyéb lakhatása megoldásának segítéséhez.

A férőhelyek számának meghatározása: tervezéskor a gondozási napokon rendelkezésre álló férőhelyek éves becsült összege osztva 365-tel, elszámolásnál az átmeneti szállás esetében a gondozási napokon ténylegesen betöltött férőhelyek, éjjeli menedékhely esetében a rendelkezésre álló férőhelyek éves összege osztva 365-tel.

Amennyiben a hajléktalanok átmeneti intézményi ellátásáról – a Kiegészítő szabályoknak megfelelő – társulás gondoskodik, úgy az ellátottak után a fajlagos összeg 110%-a igényelhető.

l) Gyermekek átmeneti intézményei

FAJLAGOS ÖSSZEG: 635 650 forint/fő

A támogatást azok a települési önkormányzatok vehetik igénybe, amelyek a Gyvt.-ben szabályozott módon gyermekek és családok átmeneti gondozását biztosító intézményt tartanak fenn, és/vagy az átmeneti gondozás biztosítására helyettes szülői jogviszonyt létrehozó írásbeli megállapodást kötöttek, és a helyettes szülői tevékenység folytatására működési engedélyt kaptak, illetve a nevelőszülői, a hivatásos nevelőszülői és a helyettes szülői jogviszony egyes kérdéseiről szóló 261/2002. (XII. 18.) Korm. rendelet szerinti önálló helyettes szülői ellátást biztosítanak írásbeli megállapodás alapján.

Átmeneti elhelyezést nyújtó intézmények: a hetes jelleggel, meghatározott időszakhoz kötődően folyamatosan működő, valamint határozott időtartamra elhelyezést biztosító intézmények: gyermekek, családok átmeneti otthona, helyettes szülő.

A támogatásból forrás biztosítható a családok átmeneti otthonából év közben kikerülők otthontalanságának megszüntetéséhez.

Az ellátottak számának meghatározása: tervezéskor az intézményben ellátottak éves becsült gondozási napjainak száma osztva 365-tel, elszámolásnál az ellátottak gondozási napokra vonatkozó nyilvántartása szerint összesített éves gondozási napok száma osztva 365-tel.

Amennyiben a gyermekek átmeneti intézményi ellátásáról – a Kiegészítő szabályoknak megfelelő – társulás gondoskodik, úgy az ellátottak után a fajlagos összeg 120%-a igényelhető.

4. A települési önkormányzatok által az idősek átmeneti és tartós, valamint a hajléktalan személyek részére nyújtott tartós szociális szakosított ellátási feladatok támogatása

ELŐIRÁNYZAT: 20 930,1 millió forint

A települési önkormányzatokat kötött felhasználású támogatás illeti meg az általuk fenntartott – a Szoctv. szabályainak megfelelően működtetett – időskorúak átmeneti és tartós, valamint a hajléktalanok tartós bentlakást nyújtó intézményeik egyes kiadásaihoz.

a) A finanszírozás szempontjából elismert szakmai dolgozók bértámogatása

SZAKMAI DOLGOZÓK ÁTLAGBÉRÉNEK
ÉS KÖZTERHEINEK ELISMERT ÖSSZEGE: 2 606 040 forint/számított létszám/év

A központi költségvetés a Kjt., valamint a Kjt. szociális ágazatban történő végrehajtását szabályozó kormányrendelet, továbbá egyéb, a kereseteket meghatározó jogszabályok alapján elismert átlagbér-alapú támogatást biztosít az időskorúak átmeneti és tartós, valamint hajléktalan személyek tartós bentlakást nyújtó szociális intézményeit fenntartó települési önkormányzatok részére, az általuk foglalkoztatott intézményvezető, és a segítő – ápoló, gondozó, szociális mentálhigiénés – munkatársak béréhez, valamint az ehhez kapcsolódó, 27% mértékkel számított szociális hozzájárulási adó kifizetéséhez.

A támogatás a települési önkormányzatot a Kiegészítő szabályok 14. pontja szerint számított foglalkoztatotti létszám után illeti meg.

A támogatás számítása a következő:

aa) Az időskorúak átmeneti és tartós, valamint a hajléktalanok tartós bentlakást nyújtó szociális intézményeiben ellátottak számának meghatározása

A települési önkormányzatok az Ávr. szerinti igénylés keretében adatot szolgáltatnak a Kiegészítő szabályok 2. a) alpontja szerint az intézmények ellátotti létszámáról, amely éves szinten nem lehet több a működési engedélyben szereplő létszám 100 %-nál. Az ellátottak között 1,2-szeres szorzóval kell figyelembe venni azokat a személyeket, akik rendelkeznek a Nemzeti Rehabilitációs és Szociális Hivatal, vagy a Pszichiátriai/Neurológiai Szakkollégium által befogadott demencia centrum, vagy pszichiáter, neurológus, geriáter szakorvos demencia kórkép súlyos fokozatát megállapító szakvéleményével. Az ellátottak számának meghatározása: tervezéskor az intézményben ellátottak éves becsült gondozási napjainak száma osztva 365-tel, elszámolásnál az ellátottak gondozási napokra vonatkozó nyilvántartása szerint összesített éves gondozási napok száma osztva 365-tel.

ab) A számított intézményvezetői és a segítői munkatárs létszám meghatározása

Gsz = L/4 + Iv

ahol:

Gsz = adott évre számított, elismert segítő munkatársak és az intézményvezető együttes létszáma, egész számra felfelé kerekítve,

L = adott évre elismert aa) alpont szerinti összes ellátotti létszám,

Iv = a finanszírozás szempontjából elismert intézményvezető száma a Kiegészítő szabályok 14. pontja szerint.

*ac) A szakmai dolgozók bértámogatásának összege az alábbiak szerint kerül meghatározásra:*Tsz = Gsz * ÁBsz

ahol:

Tsz = a finanszírozás szempontjából elismert szakmai dolgozók átlagbér alapú támogatása,

ÁBsz = a finanszírozás szempontjából elismert szakmai dolgozók átlagbérének elismert összege.

b) Intézmény-üzemeltetési támogatás

A központi költségvetés támogatást biztosít a települési önkormányzatoknak az általuk fenntartott időskorúak átmeneti és tartós, valamint hajléktalanok tartós bentlakást nyújtó intézményeiben a nem a közvetlen szakmai feladatellátásban dolgozók béréhez, az ehhez kapcsolódó, 27% mértékkel számított szociális hozzájárulási adóhoz, a szakmai dologi kiadásokhoz, valamint a feladatellátásra szolgáló épület és annak infrastruktúrája folyamatos működtetéséhez szükséges kiadásokhoz, az intézményi térítési bevételek figyelembe vételével.

A támogatás összege (a továbbiakban: T) – ellenőrzött helyi önkormányzati adatszolgáltatás alapján – legfeljebb az alábbiak szerint meghatározott mérték lehet:

T= Ösz – Szt

ahol:

Ösz = éves összes várható intézmény-üzemeltetési kiadás,

Szt = személyi térítési díjakból származó bevétel várható éves összege.

Az intézmény-üzemeltetési támogatás megállapításához szükséges adatszolgáltatás rendjét a Kiegészítő szabályok 2. a) alpontja, tartalmát az államháztartásért felelős miniszter által – a szociális ügyekért felelős miniszterrel és a helyi önkormányzatokért felelős miniszter véleményének kikérésével – kiadott útmutató rögzíti.

Az intézmény-üzemeltetési támogatás önkormányzatonkénti meghatározásáról és annak összegéről – az önkormányzati adatszolgáltatás alapján – a szociális ügyekért felelős miniszter, az államháztartásért felelős miniszter és a helyi önkormányzatokért felelős miniszter 2013. január 4-éig döntenek. A Kiegészítő szabályok 2. b) alpontja szerinti áprilisi adatszolgáltatás alapján a miniszterek döntésüket módosíthatják.

A III. pont szerinti támogatások kizárólag a támogatás céljaként meghatározott feladatokra használhatók fel, a következők mellett:

- az 1. pont szerinti támogatás kizárólag az abban meghatározott célokra fordítható,
- a települési önkormányzat a 2. pont szerinti támogatást az ott részletezett feladatokra, valamint részben a 3. és 4. pontok szerinti ellátások finanszírozására használhatja fel,
- a 3. a)-l) alpontok között átcsoportosíthat, és a 3. pont szerinti támogatást részben a 4. pont szerinti feladatok ellátására is fordíthatja,
- a 4. pont szerinti támogatást kizárólag a támogatással érintett intézmények szakmai dolgozóinak béreire, valamint a b) alpont szerinti útmutatóban szereplő működési és felújítási kiadásokra fordíthatja, azzal, hogy az a) és b) alpontok között átcsoportosíthat.

IV. A TELEPÜLÉSI ÖNKORMÁNYZATOK KULTURÁLIS FELADATAINAK TÁMOGATÁSA

1. Könyvtári, közművelődési és múzeumi feladatok támogatása

ELŐIRÁNYZAT: 17 613,7 millió forint

Az előirányzat a települési önkormányzatot illeti meg a muzeális intézményekre, a nyilvános könyvtári ellátás biztosítására szolgáló feladatainak ellátására, valamint a közművelődés támogatására.

a) Megyei hatókörű városi múzeumok feladatainak támogatása

ELŐIRÁNYZAT: 2 400,0 millió forint

A támogatás a megyeszékhely megyei jogú városok önkormányzatát, Szentendre Város Önkormányzatát és Tata Város Önkormányzatát illeti meg a megyei hatókörű városi múzeumok fenntartására az alábbiak szerint:

millió forint

Fenntartó önkormányzat	Megyei hatókörű városi múzeum	Támogatás
Békéscsaba	Munkácsy Mihály Múzeum	97,9
Debrecen	Déri Múzeum	116,3
Eger	Dobó István Vármúzeum	170,8
Győr	Xantus János Múzeum	87,8
Kaposvár	Rippl-Rónai Múzeum	110,8
Kecskemét	Katona József Múzeum	102,9
Miskolc	Herman Ottó Múzeum	170,2
Nyíregyháza	Jósa András Múzeum	128,5
Pécs	Janus Pannonius Múzeum	182,8
Salgótarján	Nógrádi Történeti Múzeum	98,2
Szeged	Móra Ferenc Múzeum	138,5
Székesfehérvár	Szent István Király Múzeum	187,2
Szekszárd	Wosinsky Mór Múzeum	129,3
Szentendre	Ferenczy Múzeum	141,0

Szolnok	Damjanich János Múzeum	113,4
Szombathely	Savaria Múzeum	137,8
Tata	Kuny Domokos Múzeum	76,0
Veszprém	Laczkó Dezső Múzeum	109,5
Zalaegerszeg	Göcseji Múzeum	101,1
Összesen:		2 400,0

b) Megyei könyvtárak feladatainak támogatása

ELŐIRÁNYZAT: 2 851,5 millió forint

A támogatás a megyeszékhely megyei jogú városok önkormányzatát és Szentendre Város Önkormányzatát illeti meg a megyei könyvtárak fenntartására az alábbiak szerint. (A megyei könyvtár biztosítja egyben a megyeszékhely megyei jogú város települési nyilvános könyvtári ellátását is.)

millió forint

Fenntartó önkormányzat	Megyei és városi nyilvános könyvtár	Támogatás
Békéscsaba	Békés Megyei Tudásház és Könyvtár	116,1
Debrecen	Méliusz Juhász Péter Megyei Könyvtár és a városi könyvtár	233,8
Eger	Eger Bródy Sándor Megyei és Városi Könyvtár	132,3
Győr	Kisfaludy Károly Megyei Könyvtár és a városi könyvtár	162,0
Kaposvár	Takáts Gyula Megyei és Városi Könyvtár	100,8
Kecskemét	Katona József Megyei Könyvtár	245,9
Miskolc	II. Rákóczi Ferenc Megyei Könyvtár és a városi könyvtár	191,2
Nyíregyháza	Móricz Zsigmond Megyei és Városi Könyvtár	195,8
Pécs	Csorba Győző Megyei - Városi Könyvtár	209,6
Salgótarján	Balassi Bálint Megyei Könyvtár és a városi könyvtár	94,1
Szeged	Somogyi Károly Városi és Megyei Könyvtár	203,5
Székesfehérvár	Vörösmarty Mihály Megyei Könyvtár és a városi könyvtár	134,3
Szekszárd	Illyés Gyula Könyvtár	109,2
Szentendre	Pest Megyei Könyvtár és a városi könyvtár	105,3
Szolnok	JNSZ Megyei Verseghy Ferenc Könyvtár és a városi könyvtár	129,1

Szombathely	Berzsenyi Dániel Könyvtár	119,4
Tatabánya	József Attila Megyei Könyvtár és a városi könyvtár	125,5
Veszprém	Eötvös Károly Megyei Könyvtár és a városi könyvtár	131,0
Zalaegerszeg	Deák Ferenc Megyei Könyvtár és a városi könyvtár	112,6
Összesen:		2 851,5

c) Megyeszékhely megyei jogú városok és Szentendre Város Önkormányzatának közművelődési támogatása

ELŐIRÁNYZAT: 709,1 millió forint

FAJLAGOS ÖSSZEG: 400 forint/fő

A megyeszékhely megyei jogú városok és Szentendre Város Önkormányzatát lakosságszám alapján illeti meg a támogatás az Mötv., valamint a muzeális intézményekről, a nyilvános könyvtári ellátásról és a közművelődésről szóló 1997. évi CXL. törvényben (a továbbiakban: Kult. tv.) meghatározott közművelődési feladatainak ellátásához.

d) Települési önkormányzatok támogatása a nyilvános könyvtári ellátási és a közművelődési feladatokhoz

ELŐIRÁNYZAT: 7 552,2 millió forint

FAJLAGOS ÖSSZEG: 1 140 forint/fő

A települési önkormányzatot lakosságszám alapján illeti meg a támogatás az Mötv.-ben, valamint a Kult. tv.-ben meghatározott könyvtári és közművelődési feladatainak ellátásához.
A támogatásból a megyeszékhely megyei jogú városok önkormányzata, Szentendre Város Önkormányzata, Budapest Főváros Önkormányzata, és a fővárosi kerületek önkormányzatai nem részesülhetnek.

e) Települési önkormányzatok muzeális intézményi feladatainak támogatása

ELŐIRÁNYZAT: 1 045,3 millió forint

A támogatás a muzeális intézményeket fenntartó települési önkormányzatokat illeti meg, elsősorban a korábban a megyei múzeumi szervezetekhez tartozó tagintézmények fenntartásához.

A támogatásból a megyeszékhely megyei jogú városok önkormányzata (Tatabánya Megyei Jogú Város Önkormányzatának kivételével), Szentendre Város Önkormányzata, Tata Város Önkormányzata, Budapest Főváros Önkormányzata, és a fővárosi kerületek önkormányzata nem részesülhetnek.

f) Budapest Főváros Önkormányzatának múzeumi, könyvtári és közművelődési támogatása

ELŐIRÁNYZAT: 677,8 millió forint

Budapest Főváros Önkormányzatát illeti meg a támogatás az Mötv.-ben, valamint a Kult. tv.-ben meghatározott könyvtári, múzeumi és közművelődési feladatainak ellátásához.

g) Fővárosi kerületi önkormányzatok közművelődési támogatása

ELŐIRÁNYZAT: 677,8 millió forint

FAJLAGOS ÖSSZEG: 400 forint/fő

A fővárosi kerületek önkormányzatait lakosságszám alapján illeti meg a támogatás az Mötv.-ben, valamint Kult. tv.-ben meghatározott közművelődési feladatainak ellátásához.

h) Megyei könyvtár kistelepülési könyvtári és közművelődési célú kiegészítő támogatása

ELŐIRÁNYZAT: 1 700,0 millió forint

A támogatást a megyei könyvtárat fenntartó megyeszékhely megyei jogú város és Szentendre Város Önkormányzata igényelheti a könyvtár által az 5 000 főnél kisebb lakosságszámú – könyvtári szolgáltató helyet működtető – településsel 2012. december 31-éig kötött megállapodások alapján települési lakosságszám kategóriák szerint. A lakosságszám kategóriák a következők:

- 1 000 fő lakosságszámú vagy az alatti település,
- 1 001-1 500 fő lakosságszám közötti település,
- 1 501-5 000 fő lakosságszám közötti település.

A támogatás megállapításához szükséges adatszolgáltatás rendjét a Kiegészítő szabályok 2. pontja tartalmazza.

2. A települési önkormányzatok által fenntartott, illetve támogatott előadó-művészeti szervezetek támogatása

ELŐIRÁNYZAT: 11 378,3 millió forint

Az előirányzat az előadó-művészeti szervezetek támogatásáról és sajátos foglalkoztatási szabályairól szóló 2008. évi XCIX. törvény (e melléklet alkalmazásában a továbbiakban: Emtv.) 11. és 12. §-ában meghatározott, települési önkormányzatok által fenntartott, illetve támogatott nemzeti vagy kiemelt minősítésű előadó-művészeti szervezetek művészeti és létesítménygazdálkodási célú működési támogatására szolgál az alábbiak szerint.

a) Színházművészeti szervezetek támogatása

ELŐIRÁNYZAT: 10 098,4 millió forint

aa) A nemzeti minősítésű színházművészeti szervezetek támogatása

ELŐIRÁNYZAT: 3 048,8 millió forint

aaa) A nemzeti minősítésű színházművészeti szervezetek művészeti támogatása

millió forint

Települési önkormányzat	Színházművészeti szervezet	Művészeti támogatás
Budapest Főváros	Budapesti Operettszínház	333,0
Debrecen	Csokonai Színház	308,4
Győr	Győri Nemzeti Színház	330,5

Települési önkormányzat	Színházművészeti szervezet	Művészeti támogatás
Miskolc	Miskolci Nemzeti Színház Nonprofit Kft.	295,3
Pécs	Pécsi Nemzeti Színház Nonprofit Kft.	239,9
Szeged	Szegedi Nemzeti Színház	322,2
Összesen:		1 829,3

aab) A nemzeti minősítésű színházművészeti szervezetek létesítmény-gazdálkodási célú működési támogatása

millió forint

Települési önkormányzat	Színházművészeti szervezet	Működési támogatás
Budapest Főváros	Budapesti Operettszínház	222,0
Debrecen	Csokonai Színház	205,6
Győr	Győri Nemzeti Színház	220,3
Miskolc	Miskolci Nemzeti Színház Nonprofit Kft.	196,8
Pécs	Pécsi Nemzeti Színház Nonprofit Kft.	160,0
Szeged	Szegedi Nemzeti Színház	214,8
Összesen:		1 219,5

ab) A kiemelt minősítésű színházművészeti szervezetek támogatása

ELŐIRÁNYZAT: 7 049,6 millió forint

aba) A kiemelt minősítésű színházművészeti szervezetek művészeti támogatása

millió forint

Települési önkormányzat	Színházművészeti szervezet	Művészeti támogatás
Békéscsaba	Békéscsabai Jókai Színház	166,9
	Békéscsabai Napsugár Bábszínház	22,3
Budaörs	Budaörsi Játékszín	47,5
Budapest Főváros	Budapest Bábszínház Nonprofit Kft.	213,5
	Centrál Színház Színházművészeti Nonprofit Kft.	88,0
	József Attila Színház Nonprofit Kft.	109,9
	Katona József Színház Nonprofit Kft.	220,2
	Kolibri Gyermek- és Ifjúsági Színház Nonprofit Kft.	135,6
	Madách Színház Nonprofit Kft.	150,0
	Mikroszkóp Színpad Nonprofit Kft.	23,2
	Örkény István Színház Nonprofit Kft.	146,4
	Radnóti Miklós Színház Nonprofit Kft.	126,8

Települési önkormányzat	Színházművészeti szervezet	Művészeti támogatás
	Thália Színház Nonprofit Kft.	105,8
	Trafó Kortárs Művészetek Háza Nonprofit Kft.	132,3
	Új Színház Nonprofit Kft.	150,3
	Vígszínház Nonprofit Kft.	329,4
Budapest VIII. kerület	Bárka Józsefvárosi Színház és Kulturális Nonprofit Kft.	65,4
Budapest XI. kerület	Karinthy és Karinthy Kulturális Szolgáltató Nonprofit Kft.	18,1
Debrecen	Vojtina Bábszínház	34,9
Dunaújváros	Bartók Kamaraszínház és Művészetek Háza	43,9
Eger	Gárdonyi Géza Színház	119,2
	Harlekin Bábszínház	22,5
Győr	Vaskakas Bábszínház	43,8
Kaposvár	Csiky Gergely Színház Közhasznú Nonprofit Kft.	170,9
Kecskemét	Katona József Színház	152,9
	Ciróka Bábszínház	36,6
Miskolc	Miskolci Csodamalom Bábszínház	27,2
Nyíregyháza	Móricz Zsigmond Színház	220,6
Pécs	Bóbita Bábszínház Nonprofit Kft.	27,8
Sopron	Pro Kultúra Sopron Nonprofit Kft.	120,7
Szeged	Kövér Béla Bábszínház	15,0
Székesfehérvár	Vörösmarty Színház	195,7
Szolnok	Szigligeti Színház	199,9
Szombathely	Mesebolt Bábszínház	39,2
	Weöres Sándor Színház Nonprofit Kft.	119,2
Tatabánya	Tatabánya Megyei Jogú Város Jászai Mari Színház, Népház	65,6
Veszprém	Veszprémi Petőfi Színház	149,3
	Kabóca Bábszínház és Gyermek Közművelődési Intézmény	26,2
Zalaegerszeg	Hevesi Sándor Színház	120,2
	Griff Bábszínház	26,9
Összesen:		4 229,8

abb) A kiemelt minősítésű színházművészeti szervezetek működési támogatása

millió forint

Települési önkormányzat	Színházművészeti szervezet	Működési támogatás
Békéscsaba	Békéscsabai Jókai Színház, Békéscsabai Napsugár Bábszínház	126,1
Budaörs	Budaörsi Játékszín	31,7
Budapest Főváros	Budapest Bábszínház Nonprofit Kft, Centrál Színház Színházművészeti Nonprofit Kft., József Attila Színház Nonprofit Kft., Katona József Színház Nonprofit Kft., Kolibri Gyermek- és Ifjúsági Színház Nonprofit Kft., Madách Színház Nonprofit Kft., Mikroszkóp Színpad Nonprofit Kft., Örkény István Színház Nonprofit Kft., Radnóti Miklós Színház Nonprofit Kft., Thália Színház Nonprofit Kft., Trafó Kortárs Művészetek Háza Nonprofit Kft., Új Színház Nonprofit Kft., Vígszínház Nonprofit Kft.	1 287,5
Budapest VIII. kerület	Bárka Józsefvárosi Színházi- és Kulturális Nonprofit Kft.	43,5
Budapest XI. kerület	Karinthy és Karinthy Kulturális Szolgáltató Nonprofit Kft.	12,1
Debrecen	Vojtina Bábszínház	23,3
Dunaújváros	Bartók Kamaraszínház és Művészetek Háza	29,3
Eger	Gárdonyi Géza Színház, Harlekin Bábszínház	94,5
Győr	Vaskakas Bábszínház	29,2
Kaposvár	Csiky Gergely Színház Nonprofit Kft.	113,9
Kecskemét	Katona József Színház, Ciróka Bábszínház	126,3
Miskolc	Miskolci Csodamalom Bábszínház	18,1
Nyíregyháza	Móricz Zsigmond Színház	147,1
Pécs	Bóbita Bábszínház Nonprofit Kft.	18,6
Sopron	Pro Kultúra Sopron Nonprofit Kft.	80,5
Szeged	Kövér Béla Bábszínház	10,0
Székesfehérvár	Vörösmarty Színház	130,5
Szolnok	Szigligeti Színház	133,3
Szombathely	Weöres Sándor Színház Nonprofit Kft., Mesebolt Bábszínház	105,5
Tatabánya	Tatabánya Megyei Jogú Város Jászai Mari Színház, Népház	43,8
Veszprém	Veszprémi Petőfi Színház, Kabóca Bábszínház és Gyermek Közművelődési Intézmény	117,0

Települési önkormányzat	Színházművészeti szervezet	Működési támogatás
Zalaegerszeg	Hevesi Sándor Színház, Griff Bábszínház	98,0
Összesen:		2 819,8

b) Táncművészeti szervezetek támogatása

ELŐIRÁNYZAT: 104,0 millió forint

ba) A nemzeti minősítésű táncművészeti szervezetek művészeti támogatása

millió forint

Települési önkormányzat	Táncművészeti Szervezet	Művészeti támogatás
Győr	Győri Balett	37,0

bb) A nemzeti minősítésű táncművészeti szervezetek létesítmény-gazdálkodási célú működési támogatása

millió forint

Települési önkormányzat	Táncművészeti Szervezet	Működési támogatás
Győr	Győri Balett	20,0

bc) A kiemelt minősítésű táncművészeti szervezetek művészeti támogatása

millió forint

Települési önkormányzat	Táncművészeti Szervezet	Művészeti támogatás
Budapest XIII. kerület	Rivalda Stúdió Művészeti Iroda Közhasznú Nonprofit Kft.	1,0
Tápiószele	Bozsik Yvette Alapítvány	38,0
Összesen:		39,0

bd) A kiemelt minősítésű táncművészeti szervezetek létesítmény-gazdálkodási célú működési támogatása

millió forint

Települési önkormányzat	Táncművészeti Szervezet	Működési támogatás
Budapest XIII. kerület.	Rivalda Stúdió Művészeti Iroda Közhasznú Nonprofit Kft.	8,0

c) Zeneművészeti szervezetek támogatása

ELŐIRÁNYZAT: 1 175,9 millió forint

ca) Zenekarok támogatása

ELŐIRÁNYZAT: 1 046,6 millió forint

caa) A nemzeti minősítésű zenekarok támogatása

millió forint

Települési önkormányzat	Zenekar	Központi költségvetési támogatás
Budapest XIII. kerület	Liszt Ferenc Kamarazenekar	16,5
Debrecen	Kodály Filharmónia – Kodály Filharmonikusok	112,7
Győr	Győri Filharmonikus Zenekar	106,0
Miskolc	Miskolci Szimfonikus Zenekar	123,0
Pécs	Pannon Filharmonikus Zenekar	147,7
Szeged	Szegedi Szimfonikus Zenekar	129,5
Szombathely	Savaria Szimfonikus Zenekar	97,2
Összesen:		732,6

cab) A kiemelt minősítésű zenekarok támogatása

millió forint

Települési önkormányzat	Zenekar	Központi költségvetési támogatás
Budapest I. kerület	Sysart Kft. Orfeo Zenei Alapítvány – Orfeo Zenekar	11,7
Budapest III. kerület	Óbudai Danubia Zenekar	12,0
Budapest IX. kerület	Concerto Budapest Zenekar (Távközlési Zenei Alapítvány)	18,9
	MÁV Szimfonikus Zenekar	74,0
Budapest XI. kerület	Budapesti Vonósok	15,0
Budapest XIV. kerület	Zuglói Filharmónia	40,0
Budapest XXII. kerület	Dohnányi Ernő Szimfonikus Zenekar	91,8
Szolnok	Szolnoki Szimfonikus Zenekar	38,5
Veszprém	Mendelssohn Kamarazenekar	12,1
Összesen:		314,0

cb) Énekkarok támogatása

ELŐIRÁNYZAT: 129,3 millió forint

cba) A nemzeti minősítésű énekkarok támogatása

millió forint

Települési önkormányzat	Énekkar	Központi költségvetési támogatás
Debrecen	Kodály Filharmónia – Kodály Kórus	61,0
Nyíregyháza	Nyíregyházi Cantemus Kórus	29,5
Összesen:		90,5

cbb) A kiemelt minősítésű énekkarok támogatása

millió forint

Települési önkormányzat	Énekkar	Központi költségvetési támogatás
Budapest I. kerület	Sysart Kft. Orfeo Zenei Alapítvány – Purcell Kórus	10,4
Homrogd	Szent Efrém Férfikar	8,1
Szolnok	Szolnoki Bartók Béla Kamarakórus	20,3
Összesen:		38,8

A IV. pont szerinti támogatások kizárólag a támogatás céljaként meghatározott feladatokra használhatók fel.

Kiegészítő szabályok:

1. a) A települési önkormányzatok közigazgatási státuszát a 2012. november 1-jei állapotnak megfelelő, a lakosságszámra és korcsoportba tartozók esetében pedig a 2012. január 1-jei állapotnak megfelelő, a Közigazgatási és Elektronikus Közszolgáltatások Központi Hivatala adatait kell figyelembe venni.

b) A I. 1 a) alpont szerinti jogcímhez kapcsolódó szabályok a következők:

ba) A számított alaplétszám számításakor a település típusára, a lakosságszám-kategóriákra és az elismert köztisztviselői létszámra vonatkozó adatokat az alábbi táblázat szerint kell figyelembe venni:

No.	Lakosságszám alsó és felső határa		Elismert köztisztviselői létszám	
			minimum	maximum
	a	B	c	d
A.	Községek			
A.1.	2 000-3 000		6	8
A.2.	3 001-5 000		8	11
A.3.	5 001-11 000		11	20
B.	Városok			
B.1.	1 125-5 000		14	22
B.2.	5 001-10 000		22	27

B.3.	10 001-20 000	27	40
B.4.	20 001-40 750	40	66
C.	Megyei jogú városok		
C.1.	34 500-60 000	76	135
C.2.	60 001-100 000	135	200
C.3.	100 001-205 200	200	282
D.	Fővárosi kerületek		
D.1.	21 901-60 000	64	112
D.2.	60 001-100 000	112	131
D.3.	100 001-134 600	131	157

2013. év első négy hónapjára jutó támogatás esetében a számításkor a táblázat A.1. sorában a lakosságszám alsó határa és az elismert köztisztviselői létszám minimuma 0 főként veendő figyelembe.

bb) A I. 1 a) alpont szerinti jogcímhez kapcsolódó korrekciós tényezők a következők:

bba) közös hivatalt fenntartó önkormányzatok száma és együttes lakosságszáma alapján:

Megnevezés	Fenntartó önkormányzatok együttes lakosságszáma	Fenntartó önkormányzatok száma	Korrekciós tényező
bba.1)	5 000 fő alatt	3-5 önkormányzat	0,12
		6-7 önkormányzat	0,14
		8-9 önkormányzat	0,16
		10 vagy több önkormányzat	0,18
bba.2)	5 000 fő felett	3-5 önkormányzat	0,06
		6-7 önkormányzat	0,08
		8-9 önkormányzat	0,10
		10 vagy több önkormányzat	0,12

bbb) közös hivatalt fenntartó településeken működő nemzetiségi önkormányzatok 2013. április 15-ei állapotnak megfelelő száma alapján:

bbb.1) 2-3 nemzetiségi önkormányzat: 0,04,
bbb.2) 4 vagy több nemzetiségi önkormányzat: 0,07,

bbc) közös hivatal székhelye járási székhely önkormányzat: 0,04.

Körjegyzőség hivatalára a bba) alpont szerinti korrekciós tényezőt a táblázat bba.2) alpontja szerint kell figyelembe venni. A körjegyzőség hivatalára a bbb) és bbc) alpontok szerinti korrekciós tényező nem vonatkozik.

bc) Az átmeneti támogatást 2013. április 30-áig éves támogatásként kell megállapítani.

bd) Az önkormányzatot megillető nyolc havi időarányos támogatás meghatározását követően az önkormányzatok bc) pont szerinti éves támogatása módosul.

c) A I. 1. a)-c) alpontok alapján megállapított támogatás folyósításának szabályai:

ca) Az I. 1 a)-c) alpontok szerinti támogatásnak a Kiegészítő szabályok 1. bc) pontja alapján 2013. április 30-áig megállapított éves összegének időarányos folyósítása négy egyenlő részletben a január-április havi nettó finanszírozás keretében történik.

cb) Az önkormányzatot az I. 1. a)-c) alpontok alapján 2013. május 1-jétől megillető támogatás éves összegének időarányos folyósítása nyolc egyenlő részletben a május-december havi nettó finanszírozás keretében történik.

d) A I. 1. b) alpont szerinti jogcímek és a I. 1. c) alpont szerinti beszámítás tekintetében a számításkor figyelembe vett településkategóriák a következők:

Település-kategória	A település lakosságszáma alapján
a)	500 fő és az alatt
b)	501-1 000 fő között
c)	1 001-3 000 fő között
d)	3 001-5 000 fő között
e)	5 001-10 000 fő között
f)	10 001-30 000 fő között
g)	30 001-50 000 fő között
h)	50 001-100 000 fő között
i)	100 000 fő felett (továbbá Budapest Főváros)

2. Az e melléklet szerinti támogatások meghatározásához, módosításához, a helyi önkormányzatok, helyi nemzetiségi önkormányzatok és többcélú kistérségi társulások egymás közötti, illetve ezen körön kívüli szervezetnek történő feladat-, illetve intézmény átadás-átvételéhez, továbbá a többcélú kistérségi társulások átalakulásával, megszűnésével összefüggő, év közbeni változásokhoz kapcsolódó eljárásrend:

a) Támogatások meghatározása

Sorszám	Támogatás jogcíme	Adat-szolgáltatás időpontja	Adatszolgáltatás alapja	Adatszolgáltatás célja
1.	I. 1. ab)	2013. április 15.	az önkormányzati hivatal fenntartásával kapcsolatos adatok 2013. május hónaptól	I. 1. ab) jogcímen nyújtott támogatás meghatározása

2.	II. 1. és II. 2.	az Ávr. szerint	gyermeklétszám a 2012/2013. nevelési évi nyitó (október 1-jei) tényleges, a 2012. december 31-ei állapotra becsült adatok, a 2013/2014. nevelési évi becsült adatok alapján, illetve a vezetői órakedvezmény miatti pedagógus többletlétszám, valamint a segítők létszáma a 2012/2013. nevelési évi, Közokt. tv. szerinti tényleges adatok, és a 2013/2014. nevelési évi, Köznev. tv. szerinti becsült adatok alapján	a felmért gyermeklétszám, vezetői órakedvezmény miatti pedagógus többletlétszám, illetve segítők létszáma alapján a 2013. évi bértámogatás és óvodaműködtetési támogatás megalapozása
3.	II. 3. és III. 3.	az Ávr. szerint	éves ellátotti adatok	a II.3. és III.3. támogatási jogcímek meghatározása
4.	II. 4.	2013. január 15.	e tábla 2. pont szerinti gyermeklétszámából a 2012/2013. nevelési évben ténylegesen utaztatott gyermekek, továbbá 2013/2014. nevelési évben az utaztatott gyermekek becsült száma	utaztatott gyermekek támogatásának megalapozása
5.	III. 4.	az Ávr. szerint	a 2011. évi zárszámadás adatai alapján – a 2012. évi változások, 2013. évi paraméterek figyelembevételével – 2013. évre becsült adatok	2013. évi szakmai dolgozók bértámogatása és az intézmény-üzemeltetési támogatás megalapozása
6.	IV. 1. h)	2013. január 15.	2012. december 31-ei tényadatok	A megyei könyvtárral 2012. december 31-éig megállapodást kötő önkormányzatok számának felmérése a megyei jogú városok adatszolgáltatása alapján.

A II. 4. szerinti jogcímet illetően a helyi önkormányzatokért felelős miniszter a felmérés alapján 2013. február 7-éig meghatározza az egy utaztatott gyermek után nyújtható támogatás fajlagos összegét.

A IV. 1. h) szerinti jogcímet illetően a kultúráért felelős miniszter a felmérés alapján 2013. február 15-éig meghatározza az egy megállapodás után lakosságszám-kategória szerint nyújtható támogatás fajlagos összegeit. A támogatás folyósítása 2013. március 1-jéig egy összegben történik.

b) Támogatások évközi módosítása

Sorszám	Adat-szolgáltatás időpontja	Támogatás jogcíme	Adatszolgáltatás alapja	Finanszírozás kezdő hónapja
1.	2013. április 15.	III. 3., III. 4.	a becsült éves ellátotti adatok, személyi térítési díjból származó bevétel és intézmény-üzemeltetési kiadás módosíthatók	2013. június

2.	2013. június 15.	II. 1., II. 2. II. 3., II. 4., III. 3.	az óvodások száma, a vezetői órakedvezmény miatti pedagógus többletlétszám, illetve a segítők létszáma, valamint szociális jogcímek esetében a becsült éves ellátotti adatok módosíthatók	2013. augusztus
3.	2013. október 15.	II. 1., II. 2., II. 3., II. 4., III. 3., III. 4. a)	az óvodások száma, a vezetői órakedvezmény miatti pedagógus többletlétszám, illetve a segítők létszáma, valamint szociális jogcímek esetében a becsült éves ellátotti adatok módosíthatók	2013. december

c) A helyi önkormányzatok, helyi nemzetiségi önkormányzatok és többcélú kistérségi társulások egymás közötti, illetve ezen körön kívüli szervezetnek történő feladat-, illetve intézmény átadás-átvétele

Sorszám	Adat-szolgáltatás időpontja	Támogatás jogcíme	Adatszolgáltatás alapja	Finanszírozás kezdő hónapja
1.	2013. április 15.	III. 3., III. 4.	2013. június 1-jével történő fenntartó-változás jelzése, ellátotti adatok megjelölésével	2013. június
2.	2013. június 15.	II. 1., II. 2., II. 3., II. 4., III. 3., III. 4.	2013. szeptember 1-jével történő fenntartóváltozás jelzése, az a) pont szerinti felmérés során megadott adatok megbontásával	2013. szeptember
3.	2013. október 15.	III. 3., III. 4.	2013. december 1-jével történő fenntartóváltozás jelzése, az a) pont szerinti felmérés során megadott adatok megbontásával	2013. december

A helyi önkormányzat, a helyi nemzetiségi önkormányzat, a többcélú kistérségi társulás körön kívüli szervezetnek történő átadás-átvétel esetén az átadást, átvételt tanúsító okmányokat a felmérés lezárását követően a Kincstárnak küldi meg. A kérelemhez mellékelni kell az átadó és az átvevő között kötött megállapodást, az átadás-átvételről szóló képviselő-testületi, illetve társulási tanácsi határozat kivonatát, az átvevő feladatellátáshoz szükséges működési engedélyét, valamint a feladatot átadó és átvevő nyilatkozatát arra vonatkozóan, hogy az e törvény alapján számára biztosított támogatások igényléséről vagy lemondásáról gondoskodott.

A helyi önkormányzatok, a helyi nemzetiségi önkormányzatok, a többcélú kistérségi társulások, az országos nemzetiségi önkormányzatok, valamint a központi költségvetési szervek egymás közötti feladat-, illetve intézmény átadása-átvétele esetén, amennyiben az intézmény átadás-átvételének időpontja nem esik egybe a fenti táblázatban szereplő fenntartóváltási időpontokkal, úgy ezen időpontig az érintett felek a finanszírozást pénzeszköz-átadással, -átvétellel egymás közötti megállapodás útján rendezik.

Az időskorúak átmeneti és tartós, valamint a hajléktalanok tartós bentlakást nyújtó szociális intézményeinek átadás-átvétele esetén a III. 4. b) alpont szerinti támogatást az ellátottak arányában kell megosztani.

A III. 3. ae) és III. 3. jc) alpont szerinti támogatások esetében nincs lehetőség átadás-átvételre. Amennyiben a fenntartó-változás következtében az önkormányzat nem lesz jogosult, vagy alacsonyabb összegű támogatásra jogosult e jogcímeken, úgy a különbözet lemondásnak minősül.

d) A többcélú kistérségi társulások 2013. július 1-jei átalakulásával, megszűnésével összefüggő év közbeni változások

Sorszám	Adat-szolgáltatás időpontja	Támogatás jogcíme	Adatszolgáltatás alapja	Finanszírozás kezdő hónapja
1.	2013. április 15.	II. 1., II. 2., II. 3., II. 4., III. 3., III. 4.	a többcélú kistérségi társulások jelzik a köznevelési és szociális intézmény(ek) 2013. július 1-jétől történő fenntartó-változását, az a)-b) pontok szerinti felmérés során megadott adatok megjelölésével	2013. július

3. A óvodapedagógusok, és óvodapedagógusok nevelő munkáját közvetlenül segítők bértámogatása az alábbi adatszolgáltatások, nevelés-szervezési paraméterek és számítások figyelembevételével történik.

a) Nevelési-szervezési paraméterek (a Közokt. tv.-ben és a Köznev. tv.-ben egyaránt):

Foglalkozás-szervezés	Gyermekek heti foglalkoz-tatási időkerete	Csoport átlag-létszám	Óvoda-pedagógus heti kötelező óraszám, illetve kötött munkaidő	Intézmény-típus-együttható
1	2	3	4	5
gyermekek nem teljes idejű óvodai nevelésére szervezett csoport	30,5	20	32	0,85
gyermekek teljes idejű óvodai nevelésére szervezett csoport	61,0	20	32	0,85

Vegyesen szervezett csoportok esetén a gyermekeket a teljes idejű óvodai nevelésre szervezett csoportokba beírt gyermekek számánál kell figyelembe venni.

b) Vezetői órakedvezmény miatti pedagógus többletlétszám számítása

2012/2013. nevelési évre:

$$V_{k1} = V_1 * \left(1 - \frac{V_{i1}}{V_1 * 32}\right)$$

2013/2014. nevelési évre:

$$V_{k2} = V_2 * \left(1 - \frac{V_{i2}}{V_2 * 32}\right)$$

ahol:

V_{k1}; V_{k2} = a 2012/2013., illetve a 2013/2014. nevelési évben a vezetői órakedvezményből adódó létszámtöbblet,

V_1; V_2 = 2012/2013. nevelési évben a Közokt. tv. 1. számú melléklet, Első része szerinti kötelezően foglalkoztatott óvodavezető és tagintézmény-vezető, 2013/2014. nevelési évben a Köznev. tv. 1. melléklete szerinti vezetők kötelező létszáma, de legfeljebb

- 2013. év első 8 hónapjában a 2012/2013. nevelési évi nyitó (októberi 1-jei) közoktatási statisztika szerint ténylegesen foglalkoztatott,

- 2013. év utolsó 4 hónapjában a 2013/2014. nevelési évi nyitó (októberi 1-jei) közoktatási statisztikai állapotra becsült

vezetői létszám.

Az év végi elszámolás mindkét nevelési év tekintetében a közoktatási statisztikában szerepeltetett vezetői létszám alapján történik.

V_{i1}; V_{i2} = a V_1 és V_2 vezetői létszámra – a 2012/2013. nevelési évben a Közokt. tv. 1. számú melléklet, Harmadik részében és a 2013/2014. nevelési évben a Köznev. tv. 5. mellékletében – megállapított kötelező nevelési óraszámának, óvodai foglalkozásai számának összege.

4. A II. 3. b) alpont szerinti támogatás az étkeztetést igénybe vevő, térítési díj-kedvezményre jogosult gyermekek, tanulók 2013. évi becsült átlaglétszáma és az étkezési napok száma alapján tervezhető, illetve igényelhető. A támogatás szempontjából az önkormányzat által szervezett étkeztetésben részt vevők számának megállapításánál egy fő – függetlenül attól, hogy többszöri étkezésben is részt vesz – csak egy létszámként és egy jogcímen szerepelhet. Az igényjogosultság szempontjából egy fő létszámnak az a gyermek, tanuló számít, akinek naponta legalább a déli, többfogásos, meleg, főétkezés az önkormányzat által szervezett keretek között biztosított. Az elszámolás dokumentuma az élelmezési nyilvántartás és a térítési díj-kedvezményre való jogosultságot alátámasztó irat. Az étkezésben részt vevők naptári évre, naponként összesített éves létszámát el kell osztani óvodai étkeztetés esetén 220 nappal, kollégiumi étkeztetés esetén 200 nappal, iskolai étkeztetés esetén 185 nappal. A nyári szünidőben szervezett napközi ellátáshoz (üdültetéshez, táboroztatáshoz, egyéb szabadidős programhoz) kapcsolódóan biztosított szervezett étkeztetésben részt vevők létszáma az előbbi számításokban nem vehető figyelembe.

5. A 2. melléklet II., III. 3. és III. 4. pontjai szerinti támogatásra a települési önkormányzat, a települési nemzetiségi önkormányzat, az Mötv. alapján létrehozott társulás székhely önkormányzata, az intézményi társulás székhely önkormányzata, valamint a többcélú kistérségi társulás jogosult (a továbbiakban együtt: önkormányzat).

A többcélú kistérségi társulás a támogatásokat csak akkor igényelheti, ha vállalja, hogy

- a társulási megállapodás az Mötv. rendelkezéseinek megfelelő módosítása 2013. június 30-án lép hatályba,
- 2013. június 30-áig a szolgáltatót, intézményt fenntartja.

Amennyiben az intézményi társulás jogutód nélkül megszűnik, úgy a társulás székhely önkormányzata a támogatásra a megszűnés hónapja utolsó napjáig jogosult. A többcélú kistérségi társulás éves támogatást igényel, amelyre azonban 2013. június 30-áig időarányosan jogosult. A fennmaradó – feladattal, intézménnyel összefüggésben igényelt – hat havi időarányos támogatást a Kiegészítő szabályok 2. d) alpontjában foglaltak szerint adja át

- a feladatot átvevő települési önkormányzat, vagy
- a társulási megállapodásban kijelölt székhely önkormányzat

részére, amennyiben a fenntartó az ellátott feladatra működési engedéllyel rendelkezik.

6. Gondozási nap: egy ellátott egy napi intézményi ellátása (idős és hajléktalan személyeket ellátó tartós és átmeneti szociális intézményben, valamint gyermekek átmeneti gondozását biztosító intézményben), amely az intézménybe történő felvétel napjával kezdődik és annak végleges elhagyásával fejeződik be. A gondozási napok számításánál az ideiglenesen –

egészségügyi vagy egyéb okból – távollévőket is figyelembe kell venni. Az intézményi jogviszony egy évi folyamatos távollét esetén megszűnik.

7. A települési önkormányzatok kötelező feladatainak a Szoctv. 120-122. §-a, illetve a Gyvt. 97. §-a szerinti ellátási szerződés keretében történő ellátása esetén a támogatás igénylésére a szolgáltatás, illetve az intézmény működési engedéllyel rendelkező fenntartója jogosult, kivéve a III. 3. a) alpontot, amely jogcímnél – ellátási szerződés esetén is – a települési önkormányzat jogosult a támogatásra.

8. A települési nemzetiségi önkormányzatok és a többcélú kistérségi társulások az általuk nyújtott III. 3. c), d), e) jogcímek szerinti szolgáltatásokhoz kapcsolódóan, továbbá az általuk fenntartott intézményekben a III. 3. ab)-ad), III. 3. b), III. 3. f)-l) alpontok és a III. 4. pont szerinti támogatásokra jogosultak az egyes jogcímekben szereplő feltételek szerint azzal, hogy a lakosságszámhoz kapcsolódó feltételt a többcélú kistérségi társulásban e feladat(ok)ban részt vevő települések együttesen kell, hogy teljesítsék. Többcélú kistérségi társulás III. 3. ab)-ad) alpontok szerinti támogatásra jogosultsága mellett a társulásban részt vevő települési önkormányzat/ok/nak nem jár a III. 3. aa) alpont szerinti támogatás.

9. A III. 3. ab)-l) és III. 4. pontokban szereplő támogatásokat azok a települési önkormányzatok, többcélú kistérségi társulások vehetik igénybe, amelyek

- az adott szociális szolgáltatásra, illetve gyermekjóléti szolgáltató tevékenységre külön jogszabály szerinti működési engedéllyel rendelkeznek, és
- a Szoctv. 58/A. § (2)-(2e) bekezdése, illetve a Gyvt. 145. § (2)-(2c) bekezdése alapján az adott szociális szolgáltatásra, illetve gyermekjóléti szolgáltató tevékenységre – a Szoctv. 58/A. § (2d) bekezdésében, valamint a Gyvt. 145. § (2b) bekezdésében meghatározott kivételekkel – befogadást nyertek.

10. Az Mötv. szerinti önkormányzati társulás, vagy intézményi társulás keretében történő működtetés esetén a működési engedély egy példányával a társulásban részt vevő valamennyi települési önkormányzatnak rendelkeznie kell.

Intézményi vagy többcélú kistérségi társulás keretében történő működtetés esetén

- a III. 3. a) alpont szerinti támogatás összegének számításánál a társult települések összlakosságszámát kell figyelembe venni,
- a III.3. b) alpont alatti támogatás akkor vehető igénybe, ha a társult települések lakosságszáma együttesen meghaladja a 40 000 főt.

A III. 3. ab)-ad) jogcímek esetében 2013. június 30-áig intézményi társulásnak kell tekinteni, ha a települési önkormányzat a többcélú kistérségi társulással kötött megállapodás alapján látja el a feladatot a megállapodásban foglalt és a működési engedélyben ellátási területként feltüntetett településeken. Ezt követően abban az esetben lehet e szabályok szerint támogatást igénybe vennie a működési engedéllyel rendelkező önkormányzatnak, ha Mötv. szerinti társulást hoz létre az ellátott településekkel és a létrehozott társulás, mint fenntartó rendelkezik működési engedéllyel.

11. A III. 3. és III. 4. pontokban szereplő támogatások igénybevételének feltétele az ellátott adatainak – a Szoctv. 20/C. § (1)-(4) bekezdései, illetve a Gyvt. 139. § (2)-(3) bekezdései szerinti – nyilvántartásba vétele. A támogatás igénybevételére a fenntartó attól az időponttól jogosult, amikor a nyilvántartásba vettek ellátását ténylegesen megkezdte.

A III. 3. és III. 4. pontokban szereplő támogatások teljes összege abban az esetben jár, ha a szolgáltatás a tárgyév egészében – a III. 3. aa) alpont szerinti támogatás kivételével – működési engedéllyel működik.

Amennyiben a III. 3. és III. 4. pontok szerinti szolgáltatás, intézmény nem egész évben működik, a támogatás a működés megkezdését követő hónap 1-jétől, illetve megszűnése hónapjának utolsó napjáig időarányosan jár. Amennyiben a működési engedély adott hónap első napjától érvényes, és a szolgáltatás, intézmény ezen időponttól jogszerűen működik, e hónapra a támogatás igénybe vehető. A III. 3. a) alpontra vonatkozóan: egy lakosra csak egyszer igényelhető a támogatás.

A III. 3. c) alpont szerinti támogatás azonos időszakban ugyanazon ellátott után a III. 3. g)-i) alpontok szerinti támogatásokkal együtt nem igényelhető.

A III. 3. d) alpont szerinti támogatás azonos időszakban ugyanazon ellátott után a III. 3. f)-i) alpontok szerinti támogatásokkal együtt nem igényelhető.

12. A nappali, illetve a bentlakásos intézményi ellátást nyújtó intézményekben – kivéve a hajléktalanok nappali intézményét – a Szoctv. 92/K. § (5)-(6) bekezdései alapján az ellátottak száma egyetlen napon sem haladhatja meg:

- nappali intézmény esetén – a nappali melegedő kivételével – a működési engedélyben meghatározott férőhelyszám 110%-át,
- bentlakásos intézmény esetén a működési engedélyben meghatározott férőhelyszám 105%-át,

éves átlagban pedig a férőhelyszám 100%-át. Házi segítségnyújtás esetében az ellátottak száma egyetlen napon sem haladhatja meg a működési engedélyben meghatározott ellátotti létszám 110%-át, éves átlagban pedig annak 100%-át.

A helyettes szülőnél, a gyermekek, illetve családok átmeneti otthonában ellátottak száma éves átlagban nem haladhatja meg a működési engedélyben meghatározott férőhelyszám 100%-át.

13. A III. 3. pont szerinti feladatok esetében a társulásoknak járó magasabb támogatás akkor igényelhető, ha a feladat ellátásáról

- a többcélú kistérségi társulás saját intézménye, szolgáltatója útján gondoskodik, vagy
- olyan az Mötv. szerinti önkormányzati társulás, vagy intézményi társulás gondoskodik, amelyek esetében a feladat ellátásában részt vevő települési önkormányzatok önállóan az adott feladat ellátását nem biztosítják, nem rendelkeznek az adott feladat ellátásához működési engedéllyel, és:
  - = a társult és ellátott települési önkormányzatok lakosságszáma az a), c)-d), és f)-i) alpontok szerinti feladatok esetében együttesen legalább 3 000 fő,
  - = a társult és ellátott települési önkormányzatok lakosságszáma a j)-l) alpontok szerinti feladatok esetében együttesen legalább 5 000 fő.

Egy települési önkormányzat ugyanazon feladat ellátása tekintetében a támogatás szempontjából kizárólag egy társulásban vehető figyelembe.

14. A III. 4. a) alpontban az időskorúak átmeneti és tartós, valamint a hajléktalanok tartós bentlakást nyújtó szociális intézményeket fenntartó települési önkormányzat által foglalkoztatott intézményvezető, és a segítő munkatárs bértámogatása az alábbi paraméterek figyelembevételével történik:

Megnevezés	Finanszírozás szempontjából elismert létszám
Intézményvezető	1 fő
Segítő: ápoló, gondozó, szociális, mentálhigiénés munkatárs	4 ellátottra 1 fő

15. A III. 4. pont szerinti támogatás kizárólag az időskorú és/vagy hajléktalan személyek ellátásához vehető igénybe. Amennyiben a szociális szakosított ellátást biztosító intézmény e személyek ellátásán kívül egyéb ellátotti csoportokról – pl. fogyatékos személyek, pszichiátriai és szenvedélyekben, gyermekvédelmi szakellátásban részesülőkről – is gondoskodik, úgy az intézmény-üzemeltetési támogatáshoz az intézmény-üzemeltetési kiadást meg kell osztani, és az adatszolgáltatás során kizárólag az időskorúak átmeneti és tartós, illetve a hajléktalan személyek tartós bentlakásos ellátásának adatait lehet szerepeltetni.

3. melléklet a 2012. évi CCIV. törvényhez

A helyi önkormányzatok által felhasználható központosított előirányzatok

1. Lakossági közműfejlesztés támogatása

Előirányzat: 1 350,0 millió forint

A támogatás a magánszemélyek közműfejlesztési támogatásáról szóló 262/2004. (IX. 23.) Korm. rendelet szerint igényelhető.

2. Lakossági víz- és csatornaszolgáltatás támogatása

Előirányzat: 4 500,0 millió forint

Az előirányzat azon települési önkormányzat támogatására szolgál, amelynek az önkormányzati, az állami és egyéb szolgáltatók által végzett lakossági közműves ivóvízellátás és szennyvízszolgáltatás, valamint a más vízközmű társaságtól vásárolt, illetve átvett lakossági célú ivóvíz ráfordításai magasak. A támogatás a települési önkormányzatok között az igénybejelentést megelőző egyéves időszak lakossági fogyasztásának mennyisége, az ebben várható változások és a szolgáltatás tényleges, illetve várható ráfordításai figyelembevételével kerül elosztásra. A támogatás településenkénti összegének megállapítása során figyelembe kell venni az adott önkormányzat lakosaink szociális helyzetét is.

Az előirányzat szolgál részbeni fedezetül az egészséges ivóvízzel való ellátás ideiglenes módozatai ráfordításainak támogatására is azon települési önkormányzatok esetén, amelyek az Állami Népegészségügyi és Tisztiorvosi Szolgálat határozata alapján kötelesek a településen élők részére az egészséges ivóvizet zacskós vagy palackos kiszerelésben, illetve tartálykocsis szállítással biztosítani.

A támogatási igényekről a – vízgazdálkodásért felelős miniszter által vezetett – tárcaközi bizottság javaslata alapján a vízgazdálkodásért felelős miniszter dönt.

3. Lakossági települési folyékony hulladék ártalmatlanítása

Előirányzat: 144,8 millió forint

A hozzájárulás az összegyűjtött és a hatóságilag kijelölt lerakóhelyeken igazoltan elhelyezett lakossági folyékony hulladék mennyisége (m^3) után illeti meg azon települési önkormányzatokat, amelyek a környezet és a vízbázisok védelme érdekében a közműves csatornahálózattal el nem látott településrészein keletkezett lakossági folyékony hulladék gyűjtéséről ártalmatlanítás céljából – a hulladékgazdálkodásról szóló törvény alapján szervezett hulladékkezelési közszolgáltatás keretében – gondoskodnak. Az összeg a fajlagos lakossági ráfordítások (díjak) csökkentéséhez járul hozzá.

A hozzájárulást a települési önkormányzatok a lakossági folyékony hulladék becsült évi mennyisége (m^3) alapján igénylik és annak tényleges mennyisége alapján számolnak el.

4. Kompok, révek fenntartásának, felújításának támogatása

Előirányzat: 192,0 millió forint

Az előirányzat a meglévő közforgalmú, közútpótló folyami révek, kompok és az azokhoz szükséges parti létesítmények, kiszolgáló utak fenntartására szolgál, ha az említett eszközökön végzendő munkákat – kivételes esetben új eszköz beszerzését – a műszaki előírások vagy a műszaki állapot szükségessé teszik, és az eszközöknek a felújítás utáni tartós használata biztosítva van. Méltányolandó kistérségi foglalkoztatás-politikai szempontok esetén lehetőség van a működtetés támogatására is.

A kompközlekedés fenntartásához Mohács város önkormányzatát legalább 30 millió forint, Dunafalva község önkormányzatát legalább 12 millió forint illeti meg az előirányzatból.

Az előirányzat azon települési önkormányzatok közötti elosztásáról, amelyeknek az említett eszközök a tulajdonában és működtetésében vannak, vagy amelyeknek közigazgatási területén az említett eszközöket közforgalmú, közútpótló jelleggel, érvényes engedély birtokában működtetik, tárcaközi bizottság javaslata alapján a közlekedésért felelős miniszter dönt. A tárcaközi bizottságot a közlekedésért felelős miniszter vezeti.

5. Határátkelőhelyek fenntartásának támogatása

Előirányzat: 85,0 millió forint

Az előirányzat 70%-a a 2012. december 31-ei schengeni külső határszakaszokon (a magyar-ukrán, a magyar-román, a magyar-szerb és a magyar-horvát határszakaszokon), 30%-a a 2012. december 31-ei schengeni belső határszakaszokon (a magyar-osztrák, a magyar-szlovén és a magyar–szlovák határszakaszokon) közúti határátkelőhelyet fenntartó települési önkormányzatok támogatását szolgálja. A támogatás a közúti ki- és belépési (személyi- és járműforgalmi) adatok arányában kerül megállapításra, összege települési önkormányzatonként nem lehet kevesebb 20 ezer forintnál. A támogatás a határátkelőhely tisztántartása, megközelíthetősége érdekében felmerülő működési célú kiadásokra használható fel a személyi jellegű kiadások kivételével.

A külső határszakaszok határátkelőhelyeihez kapcsolódó támogatást a határrendészetért felelős miniszter a 2012. évi közúti ki- és belépési adatok arányában, a belső határszakaszok határátkelőhelyeihez kapcsolódó támogatást a 2007. évi közúti ki- és belépési adatok arányában 2013. március 25-éig folyósítja egy összegben.

6. Helyi szervezési intézkedésekhez kapcsolódó többletkiadások támogatása

Előirányzat: 6 800,0 millió forint

A központi költségvetés hozzájárulást biztosít a települési önkormányzatnak és a társulásnak az általa fenntartott intézményben biztosított feladatellátás ésszerű megszervezése folytán felszabaduló létszám miatti, 2012. szeptember 30. napját követően hozott döntéseikhez kapcsolódó 2012. és 2013. években esedékes jogszabályi kötelezettségeik teljesítéséhez.

A támogatás feltétele, hogy a települési önkormányzati, illetve társulási szintű létszámcsökkentéssel kapcsolatban meghozott döntés egyidejűleg az álláshely megszüntetését is jelentse. További feltétel, hogy a megszüntetett álláshely legalább öt évig nem állítható vissza, kivéve, ha jogszabályból (ide nem értve a települési önkormányzat rendeletét, illetve a társulás határozatát) adódó többletfeladatok ezt indokolttá teszik.

A pályázat benyújtása három ütemben történik, az egyes ütemek határideje: I. ütem 2013. április 12., II. ütem 2013. július 12., III. ütem 2013. szeptember 27.

Az előirányzat fedezetet nyújt továbbá

- a helyi szervezési intézkedésekhez kapcsolódó többletkiadások támogatása jogcímen az előző években jóváhagyott, tárgyévre áthúzódó, valamint a tárgyévben jóváhagyott kötelezettségvállalások, valamint
- a prémiumévek programról és a különleges foglalkoztatási állományról szóló 2004. évi CXXII. törvény szerinti munkáltatói kifizetések

forrására.

7. Ózdi martinsalak felhasználása miatt kárt szenvedett lakóépületek tulajdonosainak kártalanítása

Előirányzat: 300,0 millió forint

Az előirányzatból támogatást igényelhet a települési önkormányzat azon magánszemély tulajdonosok támogatására, akiknek a martinsalakból épült – építési és használatbavételi (fennmaradási) engedéllyel rendelkező – lakott lakóépülete a 2002. január 15-éig benyújtott kérelme és a szakértői vélemény szerint helyreállításra, újjáépítésre szorul. Az igényelt támogatást az Országos Katasztrófavédelmi Főigazgatóság az épületek károsodásának mértékére (kategóriáira) tekintettel sorolja.

A támogatás igénylésének, döntési rendszerének, folyósításának, felhasználásának, elszámolásának és ellenőrzésének részletes feltételeit az ózdi martinsalak felhasználásával készült lakóépületek tulajdonosainak kárenyhítéséről szóló 40/2003. (III. 27.) Korm. rendelet (a továbbiakban: kárenyhítésről szóló kormányrendelet) határozza meg. A támogatási igényeket – az Országos Katasztrófavédelmi Főigazgatóság folyósításra vonatkozó kezdeményezésének sorrendjében – a tárgyévben rendelkezésre álló előirányzat mértékéig lehet teljesíteni.

Az előirányzat szolgál az ÉMI Kht. általi azon ózdi martinsalak felhasználásával épült lakóépületek az Országos Katasztrófavédelmi Főigazgatóság szakmai felügyelete mellett történő felmérésére, amelyeket a 2002. január 15-éig benyújtott kérelem alapján szakértő megvizsgált és épületkategóriába sorolt, de a kárenyhítésről szóló kormányrendelet alapján kárenyhítésben még nem részesültek.

8. Önkormányzatok és társulásaik európai uniós fejlesztési pályázatai saját forrás kiegészítésének támogatása

Előirányzat: 13 900,0 millió forint

Az előirányzat szolgál fedezetül a helyi önkormányzat, az önkormányzatok egyéb együttműködési formái (a továbbiakban: önkormányzat), illetve az önkormányzat társulása európai uniós fejlesztési célú pályázatai saját forrás kiegészítésére (a továbbiakban: EU Önerő Alap) a korábbi években megítélt és támogatási szerződésben rögzített központi költségvetési támogatásból, valamint a 2013. évben megkötött támogatási szerződésekből adódó fizetési kötelezettségek teljesítésére.

A 2013. évben – a megyei önkormányzatok kivételével – EU Önerő Alap támogatás a vízgazdálkodási, az egyes környezetvédelmi, a szociális városrehabilitációs célú, az egészségügyi alapellátást, járóbeteg-szakellátást, valamint a bölcsődei, óvodai és általános iskolai ellátást nyújtó intézményekhez kapcsolódó infrastrukturális fejlesztésekhez szükséges saját forrás kiegészítésére igényelhető, amelyek – a vízgazdálkodáson belül a vízrendezési és csapadékvíz-elvezetési célt kivéve – az önkormányzat, illetve társulása vagyongyarapodását eredményezik, és amelyek esetében – az egészségügyi alapellátással, a szennyvízelvezetéssel és -kezeléssel kapcsolatos, valamint a Környezet és Energia Operatív Program ivóvízminőség-javító programjával érintett beruházások kivételével – az uniós forrásról szóló támogatói döntés a 2012. évben vagy azt követően született meg.

A 2013. évben a megyei önkormányzatok azon fejlesztéseikhez szükséges saját forrás kiegészítésére igényelhetik az EU Önerő Alap támogatást, amelyek esetében az uniós forrásról szóló támogatói döntés a 2012. évben vagy azt megelőzően született meg.

2013. évben EU Önerő Alap támogatást kizárólag a következő önkormányzatok, illetve társulásaik igényelhetnek:

a) a társadalmi-gazdasági és infrastrukturális szempontból elmaradott, illetve a jelentős munkanélküliséggel sújtott települések besorolásáról szóló kormányrendeletben szereplő települések,

b) a kedvezményezett térségek besorolásáról szóló kormányrendelet 2. vagy 4. mellékletében szereplő kistérségek területén lévő települések,

c) azon önkormányzatok, amelyek a 2011. évben az önhibájukon kívül hátrányos helyzetben lévő települési önkormányzatok támogatásában részesültek,

d) azon önkormányzatok és társulásaik, amelyek a Környezet és Energia Operatív Program ivóvízminőség-javító programban érintettek, ugyanezen program keretében megvalósuló ivóvízminőség-javító beruházásaikhoz,

e) jogi személyiségű – önkormányzatok közötti – társulások, amelyek támogatást kizárólag az uniós támogatási szerződésben kedvezményezettként feltüntetett, valamint az a), b) vagy c) pont szerinti feltételeknek megfelelő tagjaik által biztosítani szükséges saját forrás alapján igényelhetnek,

f) a megyei önkormányzatok.

A támogatásról a helyi önkormányzatokért felelős miniszter dönt. A döntés az EU Önerő Alap támogatásról a fejlesztés teljes időszakára – előre ütemezetten – történik.

Magyarország európai uniós derogációs kötelezettségének határidőben történő megvalósítása érdekében az egészséges ivóvíz-beruházásokra ígérvény adható.

9. Gyermekszegénység elleni program keretében nyári étkeztetés biztosítása

Előirányzat: 2 400,0 millió forint

Az előirányzat a rászoruló gyermekek nyári étkeztetését biztosító települési önkormányzatok feladatellátásának támogatására szolgál. Az előirányzatból támogatást az a települési önkormányzat igényelhet, amely vállalja, hogy a nyári időszakban a rendszeres gyermekvédelmi kedvezményben részesülő gyermekek számára étkeztetést biztosít.

10. Önkormányzati feladatellátást szolgáló fejlesztések

Előirányzat: 4 870,0 millió forint

a) Egyes önkormányzati feladatokhoz kapcsolódó fejlesztési támogatás

Előirányzat: 700,0 millió forint

aa) Kötelező önkormányzati feladatot ellátó intézmények fejlesztése, felújítása

Az előirányzatból támogatást igényelhet a települési önkormányzat, továbbá az intézményi társulás székhely önkormányzata a kötelező önkormányzati feladatot ellátó intézménye fejlesztésére, felújítására. Az igényelhető maximális támogatás mértéke 30,0 millió forint.

ab) Óvodai, iskolai és utánpótlás sport infrastruktúra-fejlesztés, felújítás

Az előirányzatból támogatást igényelhet a települési önkormányzat a tulajdonában lévő, sportlétesítményként üzemelő létesítmény fejlesztésére, felújítására, illetve új sportlétesítmény létrehozására. Az igényelhető maximális támogatás mértéke 20,0 millió forint.

ac) Közbiztonság növelését szolgáló fejlesztések megvalósítása

Az előirányzatból támogatást igényelhet a települési önkormányzat a közbiztonság növelését szolgáló fejlesztések megvalósítása érdekében. Az igényelhető maximális támogatás mértéke 10,0 millió forint.

Nem nyújtható az aa)-ac) pont szerinti támogatás olyan pályázathoz, amely a megjelölt műszaki tartalomra uniós vagy egyéb nemzeti támogatásban részesül. A támogatással létrehozott ingatlanvagyon a beruházás megvalósításától számított tíz évig nem idegeníthető el, kivéve, ha az elidegenítést műszaki vagy szakmai okok teszik szükségessé, és az abból származó ellenértéket a kedvezményezett a támogatási cél szerinti további feladatokra fordítja. Az elidegenítés egyedi kérelem alapján a helyi önkormányzatokért felelős miniszter engedélyével történhet.

b) A Széll Kálmán tér felújításának, a térség tömegközlekedési kapcsolatai, Káposztásmegyer vasúti és egyéb fővárosi közösségi közlekedés fejlesztésének támogatása

Előirányzat: 1 000,0 millió forint

Az előirányzat nyújt fedezetet a Széll Kálmán tér felújítása, a térség tömegközlekedési kapcsolatai fejlesztése, a budai fonódó villamoshálózat kiépítése, valamint a fogaskerekű felújítása és Széll Kálmán térre való behozatala támogatásának 2013. évi ütemére. Az előirányzat szolgál forrásul továbbá a Káposztásmegyer vasúti megállóhely és közúti kapcsolatai megvalósításának és egyéb fővárosi közösségi közlekedés fejlesztésének támogatása 2013. évi ütemére.

c) Egy és két számjegyű országos főközlekedési utak fővárosi szakaszai karbantartásának támogatása

Előirányzat: 500,0 millió forint

Az előirányzat nyújt fedezetet az egy és két számjegyű országos főközlekedési utak fővárosi szakaszai karbantartása támogatásának 2013. évi ütemére.

d) Római parti árvízvédelmi védmű megvalósításának támogatása

Előirányzat: 500,0 millió forint

Az előirányzat a Római parti árvízvédelmi védmű megvalósítása támogatásának 2013. évi ütemét szolgálja.

e) Belterületi utak szilárd burkolattal való ellátása

Előirányzat: 1 500,0 millió forint

Az előirányzat a fővárosi kerületek burkolatlan útállományának kerületi hosszúsága arányában a Központi Statisztikai Hivatal 2008. december 31-ei állapotnak megfelelően elkészített Országos Statisztikai Adatgyűjtési Program 1390/03 „A helyi közutak adatai adatgyűjtés" alapján illeti meg a kerületi önkormányzatot. A támogatás a burkolatlan utak szilárd burkolattal való ellátására, a csapadékvíz elvezetésére, valamint a burkolás közvetlen előfeltételéül szolgáló mellékgyűjtő és főgyűjtő csatornaszakaszok megépítésére használható fel. A támogatás elsődlegesen a csatornázott, de burkolatlan utak szilárd burkolattal való ellátására szolgál. Ha az útépítési engedély az út szilárd burkolattal való kiépítését jelzőlámpa építésével engedélyezi, a támogatásból annak költségei is elszámolhatók. Ha a csatornázott területek szilárd burkolattal történő ellátásánál a támogatás nem kerül teljes egészében felhasználásra, a támogatás a csapadékvíz-elvezető csatorna építésével egyidejűleg (azonos beruházásban) megvalósuló útburkolásra fordítható.

Az igénybevett támogatás elszámolása a tárgyévben jogszerűen felmerült kiadások figyelembevételével, a kerületi önkormányzathoz beérkezett, a kerületi önkormányzat által igazolt számlák alapján történik. A támogatás folyósítása az alábbiak szerint történik: január 25-éig 500 millió forint, április 25-éig 500 millió forint, július 25-éig 500 millió forint.

f) Ferihegyi út meghosszabbítása

Előirányzat: 670,0 millió forint

Az előirányzat a Ferihegyi út meghosszabbítása támogatásának 2013. évi ütemét szolgálja.

Felhatalmazást kap a fejlesztéspolitikáért felelős miniszter, hogy támogatási szerződést kössön a Fővárosi Önkormányzattal a b) és c) pont szerinti,valamint Budapest Főváros XVII. Rákosmente Önkormányzatával az f) pont szerinti támogatás felhasználásának részletes szabályairól.
Felhatalmazást kap a vízgazdálkodási szervezetek irányításáért felelős miniszter, hogy a Fővárosi Önkormányzattal támogatási szerződést kössön a d) pont szerinti támogatás felhasználásának részletes szabályairól.

11. „ART" mozihálózat digitális fejlesztésének (digitalizációjának) támogatása

Előirányzat: 100,0 millió forint

Az előirányzatból támogatást azon „art" mozit fenntartó, illetve nem önkormányzati tulajdonban lévő „art" mozit támogató települési önkormányzat igényelhet, amely vállalja, hogy a támogatással e mozik digitális vetítésre történő átállásának műszaki, technikai feltételeit biztosítja.

12. Könyvtári és közművelődési érdekeltségnövelő támogatás, muzeális intézmények szakmai támogatása

Előirányzat: 780,0 millió forint

Az előirányzatból támogatást igényelhet a települési önkormányzat az általa fenntartott nyilvános könyvtár állománygyarapításához, a közművelődési infrastruktúra technikai, műszaki fejlesztéséhez, valamint az általa fenntartott muzeális intézmények szakmai fejlesztéséhez.

13. A 2012. évről áthúzódó bérkompenzáció támogatása

Előirányzat: 1 250,0 millió forint

Az előirányzat szolgál a települési önkormányzati intézményrendszerben foglalkoztatottak 2012. december havi keresete után járó bérkompenzációjának támogatására.
A támogatás a települési önkormányzatokat a költségvetési szerveknél és az egyházak közcélú tevékenységet folytató intézményeinél foglalkoztatottak 2012. évi kompenzációjáról szóló 371/2011. (XII. 31.) Korm. rendeletben foglaltak szerint illeti meg.

14. A pécsi Zsolnay Kulturális Negyed és a Kodály Központ működésének támogatása

Előirányzat: 500,0 millió forint

A támogatás Pécs Megyei Jogú Város Önkormányzatát illeti meg azzal, hogy — a Zsolnay Örökség Kezelő Nonprofit Kft.-n keresztül — a Zsolnay Kulturális Negyed és a Kodály Központ üzemeltetéséhez és programjainak megvalósításához használható fel.

Felhatalmazást kap a kultúráért felelős miniszter, hogy — a helyi önkormányzatokért felelős miniszterrel egyeztetve — a támogatás igénylésének, folyósításának, felhasználásának, elszámolásának és ellenőrzésének részletes szabályairól Pécs Megyei Jogú Város Önkormányzatával támogatási szerződést kössön.

15. Üdülőhelyi feladatok támogatása

Előirányzat: 9 437,0 millió forint

A támogatás a települési önkormányzatot idegenforgalmi célú kiadásaihoz illeti meg. Mértéke az üdülővendégek tartózkodási ideje alapján beszedett idegenforgalmi adó minden forintjához 1,5 forint. Késedelmi pótlék, bírság alapján nem igényelhető a hozzájárulás.

A támogatás az önkormányzatok számára a nettó finanszírozás keretében havi ütemekben, az üdülővendégek tartózkodási ideje alapján beszedett idegenforgalmi adó 2011. évi tény adatai alapján kerül folyósításra. A támogatással az üdülővendégek tartózkodási ideje alapján beszedett idegenforgalmi adó 2013. évi tény adatai alapján a 2013. évi beszámoló keretében kell elszámolniuk az önkormányzatoknak.

16. Biztos Kezdet Gyermekházak támogatása

Előirányzat: 293,0 millió forint

Az előirányzat a TÁMOP, illetve a Norvég Alap támogatásával a Biztos Kezdet projekt keretében létrehozott Gyermekházak fenntartásának támogatására szolgál. Igényelhetik a Biztos Kezdet Gyermekházat működtető települési önkormányzatok, a projektek TÁMOP-ból, illetve Norvég Alapból történt finanszírozásának lezárását követően.

17. Lakott külterülettel kapcsolatos feladatok támogatása

Előirányzat: 814,0 millió forint

A támogatás a lakott külterülettel rendelkező települési önkormányzatokat a KEKKH által 2012. január 1-jei állapotra számított, a települési önkormányzat adatszolgáltatása alapján kimutatott külterületi lakosok száma arányában illeti meg. A támogatás folyósítása négy egyenlő részletben, minden negyedév első hónapjának 25-éig történik.

18. A kötelezően ellátandó helyi közösségi közlekedési feladat támogatása

Előirányzat: 10 000,0 millió forint

Az előirányzat a személyszállítási szolgáltatásokról szóló 2012. évi XLI. törvény 4. § (4) bekezdés c) pontja szerinti, a Fővárosi Önkormányzat által kötelezően ellátandó feladatok támogatására szolgál. A támogatás a fővárosi helyi közösségi közlekedés 2013. évi működésének támogatására fordítható.

Felhatalmazást kap a közlekedésért felelős miniszter és a helyi önkormányzatokért felelős miniszter, hogy – az államháztartásért felelős miniszter egyetértésével – a támogatás folyósításáról, felhasználásáról, elszámolásáról és ellenőrzéséről a Fővárosi Önkormányzattal támogatási szerződést kössön.

A támogatás nem haladhatja meg az Európai Közösségek Tanácsának 1370/2007/EK rendelete alapján megállapított, a fővárosi helyi közlekedési közszolgáltatás ellátása során felmerülő veszteséget.

4. melléklet a 2012. évi CCIV. törvényhez

A helyi önkormányzatok kiegészítő támogatásai

1. Önkormányzati fejezeti tartalék

Előirányzat: 24 493,0 millió forint

I. Az önkormányzati fejezeti tartalék előirányzatot növeli

a) az intézményátadásból felszabaduló olyan összeg, amely nem illeti meg az átvevőt,
b) a költségvetési évet megelőző évi elszámolás alapján a helyi önkormányzatok és társulásaik által költségvetési évben visszafizetett hozzájárulások és támogatások összege,
c) a kincstári felülvizsgálat, illetve az Állami Számvevőszék ellenőrzése alapján a helyi önkormányzatok és társulásaik által jogtalanul igénybe vett hozzájárulások és támogatások költségvetési évben visszafizetett összege,
d) a helyi önkormányzatok és társulásaik által költségvetési évben megfizetett igénybevételi, kiegészítő és késedelmi kamat összege,
e) a települési önkormányzatok és társulásaik által feladatmutató alapján igényelt normatív hozzájárulásoknak és támogatásoknak az államháztartásról szóló jogszabályokban meghatározott időpontokban és esetekben – a nem helyi önkormányzat vagy társulás részére történő feladatátadással összefüggő előirányzat-csökkenés kivételével – lemondott előirányzat összege.

II. Az önkormányzati fejezeti tartalék előirányzatot csökkenti a települési önkormányzatok és társulásaik által feladatmutató alapján igényelt normatív hozzájárulásoknak és támogatásoknak az államháztartásról szóló jogszabályokban meghatározott időpontokban és esetekben – a nem helyi önkormányzattól vagy társulástól történő feladatátvétellel összefüggő előirányzat-növelés kivételével – pótigényelt előirányzat összege.

III. Az önkormányzati fejezeti tartalék terhére a következő kifizetések teljesíthetők

a) a hozzájárulások és támogatások költségvetési évet megelőző évi elszámolása alapján a helyi önkormányzatok és társulásaik részéről a költségvetési évben keletkező pótigény összege,
b) a kincstári felülvizsgálat, illetve az Állami Számvevőszék ellenőrzése alapján a helyi önkormányzatokat és társulásokat pótlólagosan megillető hozzájárulások és támogatások költségvetési évben kifizetett összege,
c) az államháztartásról szóló jogszabályok alapján költségvetési évben a helyi önkormányzatokat és társulásaikat megillető igénybevételi, késedelmi és kiegészítő kamat összege.

IV. A tartalék előirányzat szolgál a helyi önkormányzatok működőképessége megőrzését szolgáló kiegészítő támogatás forrásául.

A helyi önkormányzatok kiegészítő támogatást – Magyarország helyi önkormányzatairól szóló 2011. évi CLXXXIX. törvény 118. § (5) bekezdésére figyelemmel – kivételes esetben, működőképességüket veszélyeztető helyzet esetén igényelhetnek.

Az önkormányzat a támogatási igényt a helyi önkormányzatokért felelős miniszter által működtetett informatikai rendszerben lezárja, és a rendszerből generált adatlapokat a kincstár illetékes területi szervéhez nyújtja be papír alapon.

Az igénylést a költségvetési év során április 30-áig, szeptember 10-éig és november 5-éig lehet benyújtani.

Támogatási igényt az önkormányzat a költségvetési évben legfeljebb két alkalommal nyújthat be, kivéve, ha olyan előre nem látható esemény következik be, amely az önkormányzat működőképességét veszélyezteti.

A kincstár a saját nyilvántartásából elérhető és az önkormányzattól – indokolt esetben helyszíni ellenőrzés során – rendelkezésre álló dokumentumokkal kiegészített igénylést megküldi a helyi önkormányzatokért felelős miniszternek és az államháztartásért felelős miniszternek.

A támogatásról a helyi önkormányzatokért felelős miniszter és az államháztartásért felelős miniszter – a helyi önkormányzatokért felelős miniszter által felkért bizottság javaslata alapján – a beérkező támogatási igények elbírálását követően folyamatosan, de legkésőbb 2013. december 20-áig együttesen dönt. Az önkormányzat működőképességét veszélyeztető esetben a döntés meghozatalára az igénylés beérkezését követően soron kívül kerülhet sor.

A támogatás önkormányzatonkénti összege a helyi önkormányzatokért felelős miniszter által vezetett minisztérium honlapján és az államháztartásért felelős miniszter által vezetett minisztérium honlapján közzétételre kerül.

A támogatás átutalása a támogatási döntés meghozatalát követően haladéktalanul történik.

2. Szerkezetátalakítási tartalék

Előirányzat: 20 000,0 millió forint

Az előirányzat a közfeladatok átalakításával összefüggő, év közben jelentkező szerkezetátalakítási kiadások finanszírozására szolgál.

3. Megyei önkormányzati tartalék

Előirányzat: 1 500,0 millió forint

Az előirányzat szolgál a megyei önkormányzatok 2013. évi váratlan működési kiadásai támogatására működési bevételeik figyelembevételével.

4. A tartósan fizetésképtelen helyzetbe került helyi önkormányzatok adósságrendezésére irányuló hitelfelvétel visszterhes kamattámogatása, a pénzügyi gondnok díja

Előirányzat: 100,0 millió forint

a) Visszterhes kamattámogatást igényelhet az a helyi önkormányzat, amely a helyi önkormányzatok adósságrendezési eljárásáról szóló törvényben szabályozott eljárás keretében az egyezséget pénzügyi intézménytől felvett hitellel teremtette meg. Ha a kamattámogatás alapjául szolgáló hitel forinttól eltérő devizanemű, a kamattámogatást a Magyar Nemzeti Bank által a kamattámogatás esedékességét megelőző második munkanappal közzétett, az adott devizára vonatkozó középárfolyam figyelembevételével kell kiszámítani. A kamattámogatás feltételeit a helyi önkormányzatokért felelős miniszter és a helyi önkormányzat megállapodásban rögzíti.

b) A helyi önkormányzatok adósságrendezési eljárásában közreműködő pénzügyi gondnokok díjához állami támogatás vehető igénybe. A pénzügyi gondnok díjának összege – az általános forgalmi adóval együtt – legalább 800 ezer forint, legfeljebb 3 000 ezer forint.

A pénzügyi gondnok díjának folyósításáról – a bíróság díjmegállapító végzésének jogerőre emelkedését követően – a helyi önkormányzatokért felelős miniszter intézkedik.

5. melléklet a 2012. évi CCIV. törvényhez

A központi alrendszer azon előirányzatai, melyek teljesülése módosítás nélkül eltérhet az előirányzattól

1. A teljesülés külön szabályozás nélkül is eltérhet az előirányzattól:

	A	B
1	X. KÖZIGAZGATÁSI ÉS IGAZSÁGÜGYI MINISZTÉRIUM fejezetben	
2		A büntetőeljárásról szóló törvény alapján megállapított kártalanítás (20. cím, 2. alcím, 17. jogcímcsoport)
3		Jogi segítségnyújtás (20. cím, 2. alcím, 18. jogcímcsoport)
4		Bűncselekmények áldozatainak kárenyhítése (20. cím, 2. alcím, 20. jogcímcsoport)
5		Céltartalékok (24. cím)
6	XII. VIDÉKFEJLESZTÉSI MINISZTÉRIUM fejezetben	
7		Állat- és növénykártalanítás (20. cím, 6. alcím)
8		Uniós programok árfolyam-különbözete (20. cím, 7. alcím, 1. jogcímcsoport)
9	XV. NEMZETGAZDASÁGI MINISZTÉRIUM fejezetben	
10		Kárrendezési célelőirányzat (25. cím, 2. alcím, 5. jogcímcsoport)
11		Szervezetátalakítási alap (25. cím, 30. alcím, 10. jogcímcsoport)
12	XVII. NEMZETI FEJLESZTÉSI MINISZTÉRIUM fejezetben	
13		Peres ügyek (25. cím)
14	XX. EMBERI ERŐFORRÁSOK MINISZTÉRIUMA fejezetben	
15		Gyermekvédelmi Lakás Alap (20. cím, 17. alcím, 1. jogcímcsoport)
16		GYES-en és GYED-en lévők hallgatói hitelének célzott támogatása (20. cím, 17. alcím, 7. jogcímcsoport)
17		Átadásra nem került ingatlanok utáni járadék (20. cím, 55. alcím, 4. jogcímcsoport)
18		Családi támogatások (21. cím, 1. alcím)
19		Korhatár alatti ellátások (21. cím, 2. alcím)
20		Jövedelempótló és jövedelemkiegészítő szociális támogatások (21. cím, 3. alcím)
21		Közgyógyellátás (21. cím, 4. alcím, 1. jogcímcsoport)
22	XLI. ADÓSSÁGSZOLGÁLATTAL KAPCSOLATOS BEVÉTELEK ÉS KIADÁSOK fejezetben	
23		Devizában fennálló adósság és követelések kamatelszámolásai (1. cím)
24		A forintban fennálló adósság és követelések kamatelszámolásai (2. cím)
25		Jutalékok és egyéb költségek (3. cím, 1. alcím)
26		Állampapírok értékesítését támogató kommunikációs kiadások (3. cím, 2. alcím)
27	XLII. A KÖLTSÉGVETÉS KÖZVETLEN BEVÉTELEI ÉS KIADÁSAI fejezetben	
28		Lakástámogatások (29. cím)
29		Egyéb vállalati támogatások (30. cím, 2. alcím)
30		Normatív támogatások (30. cím, 3. alcím)
31		Szociálpolitikai menetdíj támogatás (31. cím)
32		Felszámolásokkal kapcsolatos kiadások (32. cím, 1. alcím, 4. jogcímcsoport)
33		Szanálással kapcsolatos kiadások (32. cím, 1. alcím, 5. jogcímcsoport)
34		Magán- és egyéb jogi személyek kártérítése (32. cím, 1. alcím, 6. jogcímcsoport)
35		Egyéb vegyes kiadások (32. cím, 1. alcím, 11. jogcímcsoport)
36		1% SZJA közcélú felhasználása (32. cím, 1. alcím, 12. jogcímcsoport)
37		Mehib és Eximbank behajtási jutaléka (32. cím, 1. alcím, 19. jogcímcsoport)
38		Ügyfélnek visszajáró vámbiztosíték, egyéb vámvisszatérítések (32. cím, 1. alcím, 21. jogcímcsoport)
39		Gazdálkodó szervezetek által befizetett termékdíj-visszaigénylés (32. cím, 1. alcím, 22. jogcímcsoport)
40		Állam által vállalt kezesség és viszontgarancia érvényesítése (33. cím)

41		Pénzbeli kárpótlás (34. cím, 2. alcím, 1. jogcímcsoport)
42		Az 1947-es párizsi békeszerződésből eredő kárpótlás (34. cím, 2. alcím, 2. jogcímcsoport)
43		Rokkantsági, rehabilitációs ellátások fedezetére átadott pénzeszköz (35. cím, 2. alcím, 5. jogcímcsoport)
44		Nemzetközi elszámolások kiadásai (36. cím)
45		Hozzájárulás az EU költségvetéséhez (37. cím)
46		Követeléskezelés költségei (41. cím)
47		Központi Nukleáris Pénzügyi Alap támogatása (42. cím, 3. alcím)
48	XLIII. AZ ÁLLAMI VAGYONNAL KAPCSOLATOS BEVÉTELEK ÉS KIADÁSOK fejezetben	
49		Jótállással, szavatossággal kapcsolatos kifizetések (2. cím, 3. alcím, 1. jogcímcsoport)
50		Kezesi felelősségből eredő kifizetések (2. cím, 3. alcím, 2. jogcímcsoport)
51		Konszernfelelősség alapján történő kifizetések (2. cím, 3. alcím, 3. jogcímcsoport)
52		Egyéb bírósági döntésből eredő kiadások (2. cím, 3. alcím, 6. jogcímcsoport)
53		Egyéb szerződéses kötelezettségek (2. cím, 3. alcím, 7. jogcímcsoport)
54		Egyéb jogszabályból eredő kiadások (2. cím, 3. alcím, 8. jogcímcsoport)
55		Átcserélhető kötvény kamatfizetése (2. cím, 4. alcím, 4. jogcímcsoport)
56		ÁFA elszámolás (2. cím, 8. alcím)
57	XLIV. A NEMZETI FÖLDALAPPAL KAPCSOLATOS BEVÉTELEK ÉS KIADÁSOK fejezetben	
58		Bírósági döntésből eredő kiadások (2. cím, 3. alcím, 5. jogcímcsoport)
59	LXIII. NEMZETI FOGLALKOZTATÁSI ALAP fejezetben	
60		Járulékkedvezmény megtérítés (1. cím, 7. alcím)
61		Álláskeresési ellátások (4. cím, 1. alcím)
62		Nyugdíjbiztosítási Alapnak átadás (4. cím, 4. alcím)
63		Bérgarancia kifizetések (5. cím)
64		TÁMOP 1.2 Foglalkoztatást ösztönző normatív támogatások (14. cím, 2. alcím)
65	LXXI. NYUGDÍJBIZTOSÍTÁSI ALAP fejezetben	
66		Öregségi nyugdíj (2. cím, 1. alcím, 1. jogcímcsoport)
67		Hozzátartozói nyugellátás (2. cím, 1. alcím, 3. jogcímcsoport)
68		Szolgálatfüggő nyugellátás (2. cím, 1. alcím, 6. jogcímcsoport)
69		Nyugdíjbiztosítás egyéb kiadásai (2. cím, 4. alcím)
70		Vagyongazdálkodás (3. cím)
71	LXXII. EGÉSZSÉGBIZTOSÍTÁSI ALAP fejezetben	
72		Terhességi-gyermekágyi segély (2. cím, 2. alcím, 1. jogcímcsoport)
73		Táppénz (2. cím, 2. alcím, 2. jogcímcsoport)
74		Külföldi gyógykezelés (2. cím, 2. alcím, 3. jogcímcsoport, 1. jogcím)
75		Kártérítési járadék (2. cím, 2. alcím, 4. jogcímcsoport)
76		Baleseti járadék (2. cím, 2. alcím, 5. jogcímcsoport)
77		Gyermekgondozási díj (2. cím, 2. alcím, 6. jogcímcsoport)
78		Rokkantsági, rehabilitációs ellátások (2. cím, 2. alcím, 7. jogcímcsoport)
79		Gyógyfürdő és egyéb gyógyászati ellátás támogatása (2. cím, 3. alcím, 2. jogcímcsoport)
80		Anyatej-ellátás (2. cím, 3. alcím, 3. jogcímcsoport)
81		Utazási költségtérítés (2. cím, 3. alcím, 6. jogcímcsoport)
82		Nemzetközi egyezményből eredő és külföldön történő ellátások kiadásai (2. cím, 3. alcím, 7. jogcímcsoport)
83		Kifizetőhelyeket megillető költségtérítés (2. cím, 4. alcím, 4. jogcímcsoport, 1. jogcím)
84		Postaköltség (2. cím, 4. alcím, 4. jogcímcsoport, 2. jogcím)
85		Egyéb kiadások (2. cím, 4. alcím, 4. jogcímcsoport, 3. jogcím)
86		Gyógyszergyártók ellentételezése, elszámolási különbözet rendezése (2. cím, 4. alcím, 4. jogcímcsoport, 5. jogcím)
87		Vagyongazdálkodás (3. cím)

2. Az előirányzat a Kormány jóváhagyásával túlléphető:

	A	B
1	VIII. ÜGYÉSZSÉG fejezetben	
2		Jogerősen megállapított kártérítések célelőirányzata (3. cím, 4. alcím)
3	XII. VIDÉKFEJLESZTÉSI MINISZTÉRIUM fejezetben	
4		Peres ügyek (20. cím, 13. alcím)
5	XIII. HONVÉDELMI MINISZTÉRIUM fejezetben	
6		NATO és EU felajánlás alapján kialakításra kerülő készenléti alegységek alkalmazásának kiadásai (NRF, Battle Group és DCM) (8. cím, 2. alcím, 1. jogcímcsoport)
7	XIV. BELÜGYMINISZTÉRIUM fejezetben	
8		Víz-, környezeti és természeti katasztrófa kárelhárítás (20. cím, 1. alcím, 50. jogcímcsoport)
9	XV. NEMZETGAZDASÁGI MINISZTÉRIUM fejezetben	
10		Kötött segélyhitelezés (25. cím, 47. alcím)
11	XVII. NEMZETI FEJLESZTÉSI MINISZTÉRIUM fejezetben	
12		Beruházás ösztönzési célelőirányzat (20. cím, 33. alcím, 1. jogcímcsoport)
13		Autópálya rendelkezésre állási díj (20. cím, 36. alcím, 1. jogcímcsoport)
14		A helyközi személyszállítási közszolgáltatások költségtérítése (21. cím, 1. alcím, 3. jogcímcsoport)
15		A vasúti pályahálózat működtetésének költségtérítése (21. cím, 1. alcím, 4. jogcímcsoport)
16	LXIII. NEMZETI FOGLALKOZTATÁSI ALAP fejezetben	
17		Start-munkaprogram (8. cím)

3. Ha az európai uniós tagsághoz kapcsolódó támogatások felhasználása érdekében illetve e támogatások folyósításának elmaradása esetén életbe lépő átcsoportosítási szabályokra vonatkozó rendelkezésekben foglalt lehetőségek kimerültek, az együttes eredeti támogatási előirányzat 30%-ával, e fölött a Kormány döntése alapján túlléphető:

	A	B
1	XII. VIDÉKFEJLESZTÉSI MINISZTÉRIUM fejezetben	
2		Uniós programok kiegészítő támogatása (20. cím, 4. alcím)
3		Vidékfejlesztési és halászati programok (20. cím, 11. alcím)
4	XIV. BELÜGYMINISZTÉRIUM fejezetben	
5		Szolidaritási programok (20. cím, 9. alcím)
6	XVII. NEMZETI FEJLESZTÉSI MINISZTÉRIUM fejezetben	
7		TEN-T projektek (20. cím, 32. alcím, 5. jogcímcsoport)
8	XIX. UNIÓS FEJLESZTÉSEK fejezetben	
9		Nemzeti Stratégiai Referenciakeret (2. cím, 4. alcím)
10		Területi Együttműködés (2. cím, 5. alcím)
11		Egyéb uniós előirányzatok (2. cím, 6. alcím)
12		Állami költségvetési kedvezményezettek sajáterő támogatása (2. cím, 7. alcím, 8. jogcímcsoport)
13		Budapest 4-es metróvonal építésének támogatása (2. cím, 7. alcím, 11. jogcímcsoport)

4. A nyugdíjszerű ellátásban részesülő személyek évközi ellátás-emelése végrehajtásával összefüggésben tételes elszámolás alapján a szociál- és nyugdíjpolitikáért felelős miniszter engedélyével túlléphető:

	A	B
1	XX. EMBERI ERŐFORRÁSOK MINISZTÉRIUMA fejezetben	
2		Folyósított ellátások utáni térítés (21. cím, 4. alcím, 4. jogcímcsoport)

5. A pénzügyi tranzakciós illeték megfizetéséhez kapcsolódóan az államháztartásért felelős miniszter engedélyével túlléphető:

	A	B
1	XV. NEMZETGAZDASÁGI MINISZTÉRIUM fejezetben	
2		Magyar Államkincstár, Működési költségvetés, Dologi kiadások előirányzat (8. cím, 1. előirányzat csoport, 3. kiemelt előirányzat)

6. melléklet a 2012. évi CCIV. törvényhez

Kötelezettségvállalási keret-előirányzatok

millió forint

A Nemzeti Stratégiai Referenciakeret keret-előirányzatai	2007	2008	2009	2010	2011	2012	2013	Összesen
	EU forrás							
Gazdaságfejlesztés Operatív Program	0,0	99 918,5	119 740,5	133 922,0	146 717,4	144 913,9	150 997,7	796 210,2
Közlekedés Operatív Program	0,0	161 292,2	243 876,2	280 706,1	293 405,8	343 698,5	362 078,5	1 685 057,3
Társadalmi megújulás Operatív Program	0,0	154 743,4	158 081,2	153 739,4	158 801,5	166 322,3	173 879,3	965 567,2
Államreform Operatív Program	0,0	7 618,9	7 405,1	6 646,5	6 164,9	6 196,6	6 457,3	40 489,3
Elektronikus közigazgatás Operatív Program	0,0	17 463,4	17 386,2	16 239,5	15 927,6	15 726,3	16 432,3	99 175,2
Társadalmi infrastruktúra Operatív Program	0,0	78 304,9	71 258,0	74 531,7	90 192,5	87 817,3	92 189,9	494 294,1
Környezet és energia Operatív Program	0,0	104 543,7	171 170,1	207 955,0	218 336,9	227 898,5	239 295,0	1 169 199,3
Nyugat-dunántúli Operatív Program	0,0	18 632,9	19 972,2	20 787,6	23 183,2	22 565,1	23 703,0	128 844,0
Közép-dunántúli Operatív Program	0,0	20 407,5	21 874,3	22 767,4	25 391,1	24 714,1	25 960,5	141 114,9
Dél-dunántúli Operatív Program	0,0	28 331,4	30 367,7	31 607,6	35 250,1	34 310,2	36 040,5	195 907,5
Dél-alföldi Operatív Program	0,0	30 082,3	32 244,5	33 561,0	37 428,6	36 430,6	38 267,8	208 014,6
Észak-alföldi Operatív Program	0,0	39 176,9	41 992,8	43 707,3	48 744,2	47 444,5	49 837,1	270 902,8
Észak-magyarországi Operatív Program	0,0	36 310,3	38 920,1	40 509,2	45 177,5	43 973,0	46 190,5	251 080,6
Közép-magyarországi Operatív Program	0,0	118 567,6	101 557,0	70 073,4	36 208,4	36 471,6	36 740,2	399 618,1
Végrehajtás Operatív Program	0,0	7 761,1	13 259,2	16 077,7	16 491,6	17 027,8	17 565,9	88 183,3
Összesen	**2008-2013. évekre felosztásra került**	**923 154,8**	**1 089 105,1**	**1 152 831,4**	**1 197 421,2**	**1 255 510,4**	**1 315 635,5**	**6 933 658,4**
Európai Mezőgazdasági és Vidékfejlesztési Alap keret-előirányzatai	**143 450,7**	**135 053,3**	**147 897,4**	**145 677,9**	**155 190,9**	**159 640,5**	**165 678,4**	**1 052 589,1**
A Halászati Operatív Program keret-előirányzatai	**0,0**	**1 594,5**	**1 679,5**	**1 732,6**	**1 930,7**	**1 768,8**	**1 853,5**	**10 559,6**

7. melléklet a 2012. évi CCIV. törvényhez

A közalkalmazotti fizetési osztályok első fizetési fokozata szerinti garantált illetmények havi összege forintban, valamint a fizetési fokozatokhoz tartozó legkisebb szorzószámok 2013. évben

Fizetési fokozatok	Fizetési osztályok									
	A	B	C	D	E	F	G	H	I	J
1.	69 000	77 000	78 000	79 000	89 000	122 000	127 000	129 500	142 000	154 500
2.	1,0175	1,0175	1,0200	1,0250	1,0275	1,0350	1,0350	1,0500	1,0450	1,0600
3.	1,0350	1,0350	1,0400	1,0500	1,0550	1,0725	1,0725	1,1000	1,1025	1,1350
4.	1,0525	1,0525	1,0650	1,0750	1,0900	1,1100	1,1100	1,1500	1,1675	1,2100
5.	1,0700	1,0700	1,0900	1,1000	1,1250	1,1475	1,1475	1,2000	1,2425	1,2850
6.	1,0875	1,0875	1,1125	1,1250	1,1600	1,1850	1,1850	1,2600	1,3175	1,3600
7.	1,1075	1,1075	1,1375	1,1525	1,1975	1,2225	1,2225	1,3350	1,3925	1,4200
8.	1,1275	1,1400	1,1625	1,1875	1,2350	1,2650	1,2725	1,4100	1,4675	1,4825
9.	1,1500	1,1725	1,1950	1,2250	1,2725	1,3075	1,3325	1,4850	1,5275	1,5450
10.	1,1725	1,2075	1,2300	1,2625	1,3100	1,3675	1,3950	1,5600	1,5875	1,6075
11.	1,1950	1,2425	1,2675	1,3000	1,3475	1,4275	1,4575	1,6250	1,6475	1,6700
12.	1,2175	1,2775	1,3050	1,3375	1,3775	1,4875	1,5200	1,6900	1,7075	1,7325
13.	1,2400	1,3125	1,3425	1,3750	1,4075	1,5475	1,5825	1,7550	1,7775	1,8025
14.	1,2625	1,3500	1,3800	1,4125	1,4425	1,6075	1,6450	1,8200	1,8475	1,8725

8. melléklet a 2012. évi CCIV. törvényhez

A személyes gondoskodást nyújtó szociális, gyermekvédelmi közfeladatot ellátó intézmény nem állami fenntartóját megillető támogatások

A központi költségvetés – a hajléktalanok átmeneti intézményei kivételével – a nem állami szociális fenntartónak a következő támogatásokat biztosítja.

I. Szakmai dolgozók átlagbére alapján számított béralapú támogatása

SZAKMAI DOLGOZÓK ÁTLAGBÉRÉNEK ELISMERT ÖSSZEGE: 2 606 040 Ft/év/foglalkoztatott

A központi költségvetés a Kjt., valamint a Kjt. szociális ágazatban történő végrehajtását szabályozó kormányrendelet, továbbá egyéb, a kereseteket meghatározó jogszabályok alapján elismert átlagbér alapú feladathoz kötött támogatást biztosít – a II. pontban található ellátás kivételével – a bentlakást nyújtó szociális – kivéve hajléktalanok átmeneti intézményei – és gyermekvédelmi szakellátási intézmény nem állami fenntartói részére. Az átlagbér alapú támogatás a fenntartók által foglalkoztatott munkatársak béréhez valamint az ehhez kapcsolódó, 27% mértékkel számított szociális hozzájárulási adójához jár, és az intézmény működésével összefüggésben használható fel.

A támogatás éves összegének meghatározása

aa) Az intézményekben ellátottak számának meghatározása

A nem állami szociális fenntartó jogszabályban meghatározottak szerinti igénylés keretében adatot szolgáltat az általa fenntartott intézmények ellátotti létszámáról, amely nem lehet több éves szinten a működési engedélyben szereplő létszám 100%-nál. Az ellátottak számának meghatározása során a tervezéskor az intézményben ellátottak éves becsült gondozási napjainak számát 365-tel kell osztani, az elszámolásnál az ellátottak gondozási napokra vonatkozó nyilvántartása szerint összesített éves gondozási napok számát 365-tel kell osztani.

ab) A számított szakmai munkatárs létszám meghatározása

Gsz = L/4

ahol:

Gsz = 2013. évre számított szakmai munkatársak létszáma két tizedesre kerekítve,

L = adott évre aa) alpont szerinti összes ellátotti létszám.

ac) A szolgáltatásokhoz kapcsolódó támogatás éves összegének (T) meghatározása

T = Gsz*Ksz*2 606 040

ahol:

Ksz = az alábbi táblázat szerinti szolgáltatás biztosításához kapcsolódó korrekciós szorzószám, szolgáltatásonként.

		A	B	C	D
1	Főtípus	Típus	Altípus	Szorzó szám	Kiegészítő rendelkezések
2	Szociális [Szoc. tv. 57. § (2) bekezdés, a hajléktalanok átmeneti intézményei kivételével]	ápolást, gondozást igénylő ellátás	idősek otthona (átlagos ellátás)	1,00	A támogatást azok a fenntartók vehetik igénybe, amelyek idősek otthonát a Szoctv.-ben szabályozott módon tartanak fenn.
3			idősek otthona (demens ellátás)	1,18	A támogatást igénybe vehetik azok a fenntartók, amelyek a Szoctv.-ben szabályozott módon a Nemzeti Rehabilitációs és Szociális Hivatal, vagy a Pszichiátriai/Neurológiai Szakkollégium által befogadott demencia centrum, vagy pszichiáter, neurológus, geriáter szakorvos demencia kórkép súlyos fokozatát igazoló szakvéleményével rendelkező demens betegek ellátását biztosítják. Az e pont szerinti támogatás vehető igénybe az idősek Szoctv. 57. § (2) bekezdése szerinti tartós bentlakásos intézményében és az emelt színvonalú férőhelyen ellátott, a Nemzeti Rehabilitációs és Szociális Hivatal, vagy a Pszichiátriai/Neurológiai Szakkollégium által befogadott demencia centrum, vagy pszichiáter, neurológus, geriáter szakorvos demencia kórkép súlyos fokozatát igazoló szakvéleményével rendelkező demens betegek után is.
4			idősek otthona (emelt szintű ellátás)	0,19	A támogatás az idősek otthonaiban a 2007. december 31-én hatályos Szoctv. 117/B. §-a alapján emelt színvonalú körülményeket és szolgáltatásokat biztosító, 2007. december 31-én a működési engedélyben meghatározott férőhelyen gondozott – a 3. altípus szerint súlyos demens betegnek nem minősülő – ellátottak után illeti meg a fenntartót.
5			pszichiátriai betegek otthona	1,22	A támogatást azok a fenntartók vehetik igénybe, amelyek a pszichiátriai betegek otthonát, intézményenként legalább 10 férőhellyel tartják fenn.
6			szenvedélybetegek otthona	1,22	A támogatást azok a fenntartók vehetik igénybe, amelyek a szenvedélybetegek otthonát, intézményenként legalább 10 férőhellyel tartják fenn.
7			fogyatékos személyek otthona	1,22	A támogatást azok a fenntartók vehetik igénybe, amelyek fogyatékos személyek (látás-, mozgás-, értelmi és halmozottan fogyatékos személyek) ápoló-gondozó otthonát intézményenként legalább 10 férőhellyel tartják fenn.
8			hajléktalanok otthona	1,00	A támogatást azok a fenntartók vehetik igénybe, amelyek a Szoctv.-ben szabályozott módon hajléktalanok otthonát tartanak fenn.
9		rehabilitációs intézmény	pszichiátriai betegek rehabilitációs intézménye	1,22	A támogatást azok a fenntartók vehetik igénybe, amelyek pszichiátriai betegek rehabilitációs intézményét, intézményenként legalább 10 férőhellyel tartják fenn.
10			szenvedélybetegek rehabilitációs intézménye	1,22	A támogatást azok a fenntartók vehetik igénybe, amelyek szenvedélybetegek rehabilitációs intézményét, intézményenként legalább 10 férőhellyel tartják fenn.
11			fogyatékos személyek rehabilitációs intézménye	1,22	A támogatást azok a fenntartók vehetik igénybe, amelyek fogyatékos személyek rehabilitációs intézményét, intézményenként legalább 10 férőhellyel tartják fenn.
12			hajléktalan személyek rehabilitációs intézménye	1,00	A támogatást azok a fenntartók vehetik igénybe, amelyek a Szoctv.-ben szabályozott módon hajléktalan személyek rehabilitációs intézményét tartanak fenn.
13		lakóotthonok	fogyatékos személyek rehabilitációs célú lakóotthona	0,96	A támogatásra jogosultak azok a fenntartók, amelyek a Szoctv. 85/A. §-ának megfelelő fogyatékosok rehabilitációs célú lakóotthonát üzemeltetnek.
14			fogyatékos személyek ápoló-gondozó célú lakóotthona	1,27	A támogatásra jogosultak azok a fenntartók, amelyek a Szoctv. 85/A. §-nak megfelelő ápoló-gondozó célú lakóotthont üzemeltetnek.
15			pszichiátriai betegek rehabilitációs célú lakóotthona	0,96	A támogatásra jogosultak azok a fenntartók, amelyek a Szoctv. 85/A. §-ának megfelelő pszichiátriai betegek rehabilitációs célú lakóotthonát üzemeltetnek.

16			szenvedélybetegek rehabilitációs célú lakóotthona	0,96	A támogatásra jogosultak azok a fenntartók, amelyek a Szoctv. 85/A. §-nak megfelelő szenvedélybetegek rehabilitációs célú lakóotthonát üzemeltetnek.
17		átmeneti elhelyezést nyújtó intézmények	időskorúak gondozóháza	1,00	A támogatást azok a fenntartók vehetik igénybe, amelyek a Szoctv.-ben szabályozott módon időskorúak gondozóházát tartanak fenn.
18			fogyatékos személyek gondozóháza	1,11	A támogatást azok a fenntartók vehetik igénybe, amelyek a Szoctv.-ben szabályozott módon fogyatékos személyek gondozóházát tartanak fenn
19			pszichiátriai betegek átmeneti otthona	1,11	A támogatást azok a fenntartók vehetik igénybe, amelyek a Szoctv.-ben szabályozott módon pszichiátriai betegek átmeneti otthonát tartanak fenn.
20			szenvedélybetegek átmeneti otthona	1,11	A támogatást azok a fenntartók vehetik igénybe, amelyek a Szoctv.-ben szabályozott módon szenvedélybetegek átmeneti otthonát tartanak fenn.
21		támo gatott lakha tás	támogatott lakhatás	1,27	A támogatást azok a fenntartók vehetik igénybe, amelyek a Szoctv. 75. § (1) bekezdés alapján tartanak fenn támogatott lakhatást.
22	Gyermekvédelem (Gyvt. 15. § (3) bekezdés a) és b) pontja)	otthont nyújtó ellátás	gyermekotthonban biztosított otthont nyújtó ellátás	1,33	A támogatást a gyerekvédelmi szakellátást nyújtó fenntartó veheti igénybe, azokra – gyámhatósági határozattal átmeneti vagy tartós nevelésbe vett, illetve ideiglenes hatállyal elhelyezett – 3-17 éves gyermekekre, akik az általa fenntartott gyermekotthonban, lakásotthonban kerültek elhelyezésre és nem minősítették őket különleges vagy speciális szükségletűnek.
23			lakásotthonban biztosított otthont nyújtó ellátás	1,33	
24			különleges gyermekotthonban, gyermekotthonban biztosított gyermekvédelmi különleges ellátás	1,50	A támogatást a fenntartó a Gyvt. vagy a Szoctv. hatálya alá tartozó intézményében ellátott: – ideiglenes hatállyal elhelyezett a Gyvt. 53. § (2) bekezdés a) pontja szerinti 0-3 éves életkorú különleges szükségletű gyermekek, – ideiglenes hatállyal elhelyezett nem magyar állampolgárságú a gyermekvédelmi szakértői bizottság szakvéleménye és a gyámhivatal határozata alapján különleges szükségletű gyermekek, – átmeneti vagy tartós nevelésbe vett, a gyermekvédelmi szakértői bizottság szakvéleménye és a gyámhivatal határozata alapján a Gyvt. 53. § (2) bekezdés a) pontja szerinti különleges szükségletű gyermekek után veheti igénybe. A támogatás igénybevételének megalapozásához a kora miatt különleges ellátást igénylő gyermek esetében a gyermekvédelmi szakértői bizottság szakvéleménye nem szükséges.
25			különleges lakásotthonban, lakásotthonban biztosított gyermekvédelmi különleges ellátás	1,50	
26			szociális törvény hatálya alá tartozó intézményben biztosított gyermekvédelmi különleges ellátás	1,50	
27			speciális gyermekotthonban, gyermekotthonban biztosított gyermekvédelmi speciális ellátás	1,55	A támogatást a fenntartó a Gyvt. vagy a Szoctv. hatálya alá tartozó intézményében ellátott: – ideiglenes hatállyal elhelyezett nem magyar állampolgárságú a gyermekvédelmi szakértői bizottság szakvéleménye és a gyámhivatal határozata alapján speciális szükségletű gyermekek, – átmeneti vagy tartós nevelésbe vett, a gyermekvédelmi szakértői bizottság szakvéleménye és a gyámhivatal határozata alapján a Gyvt. 53. § (2) bekezdés b) pontja szerinti speciális szükségletű gyermekek után veheti igénybe.
28			speciális lakásotthonban, lakásotthonban biztosított gyermekvédelmi speciális ellátás	1,55	
29			szociális törvény hatálya alá tartozó intézményben biztosított gyermekvédelmi speciális ellátás	1,55	
30		utógondozói ellátás	Gyvt. 93. § (1) bekezdés b) vagy c) pontja alapján utógondozó otthonban biztosított utógondozói ellátás	1,10	Támogatás vehető igénybe a fenntartó által – gyámhivatal határozata alapján – a Gyvt. 93. § (1) bekezdés b) vagy c) pontjában meghatározott ok miatt, a Gyvt. 53/A. §-a szerinti utógondozói ellátásban részesített 18-25 éves korú fiatal felnőtt után.
31			Gyvt. 93. § (1) bekezdés b) vagy c) pontja alapján gyermekotthonban, lakásotthonban biztosított utógondozói ellátás	1,10	

32			Gyvt. 93. § (1) bekezdés b) vagy c) pontja alapján különleges és speciális gyermekotthonban, különleges és speciális lakásotthonban biztosított utógondozói ellátás	1,10	
33			Gyvt. 93. § (1) bekezdés b) vagy c) pontja alapján külső férőhelyen biztosított utógondozói ellátás	1,15	
34			Gyvt. 93. § (1) bekezdés a) pontja alapján biztosított utógondozói ellátás gyermekotthonban/lakásotthonban, különleges gyermekotthonban/ lakásotthonban, speciális gyermekotthonban/ lakásotthonban, utógondozó otthonban, külsőférőhelyen	0,88	Támogatás vehető igénybe a fenntartó által – gyámhivatal határozata alapján – a Gyvt. 93. § (1) bekezdés a) pontjában meghatározott ok miatt, a Gyvt. 53/A. §-a szerinti utógondozói ellátásban részesülő 18-21 éves korú, fiatal felnőtt után.

II. Nevelőszülői elhelyezés támogatása

A központi költségvetés feladathoz kötött támogatást biztosít a Gyvt. szerinti nevelőszülői elhelyezést, nevelőszülői hálózatban biztosító fenntartónak, a következők szerint.

T = At * Ksz

ahol

T = a támogatás összege,

At= alaptámogatás, amely egyenlő a 2. *melléklet III. pont 3. l)* alpontjában meghatározott támogatás összegével

Ksz= korrekciós szorzó, amely ellátottanként:
a) nevelőszülőnél biztosított otthont nyújtó ellátás esetén: 1,18;
b) nevelőszülőnél biztosított különleges ellátás esetén: 1,34;
c) nevelőszülőnél biztosított speciális ellátás esetén: 1,39;
d) nevelőszülőnél a Gyvt. 93. § (1) bekezdés b) vagy c) pontjában meghatározott ok miatt, a Gyvt. 53/A. §-a szerint biztosított utógondozói ellátás esetén: 1,08;
e) nevelőszülőnél a Gyvt. 93. § (1) bekezdés a) pontjában meghatározott ok miatt, a Gyvt. 53/A. §-a szerint biztosított utógondozói ellátás esetén: 0,9.

A nevelőszülői elhelyezés támogatásának igénybevételére vonatkozó szabályok:

a) A nevelőszülőnél biztosított otthont nyújtó ellátás esetén alkalmazandó korrekciós szorzóval számított támogatást a nevelőszülői hálózatot fenntartó veheti igénybe, azok után a – gyámhatósági határozattal átmeneti vagy tartós nevelésbe vett, illetve ideiglenes hatállyal elhelyezett – 3-17 éves gyermekek után, akik nevelőszülőnél, vagy hivatásos nevelőszülőnél kerültek elhelyezésre és nem minősítették őket különleges vagy speciális szükségletűnek.

b) A nevelőszülőnél biztosított különleges ellátás esetén alkalmazandó korrekciós szorzóval számított támogatást a nevelőszülői hálózatot fenntartó veheti igénybe
   ba) az ideiglenes hatállyal elhelyezett, a Gyvt. 53. § (2) bekezdés a) pontja szerinti 0-3 éves életkorú különleges szükségletű gyermekek,
   bb) ideiglenes hatállyal elhelyezett nem magyar állampolgárságú a gyermekvédelmi szakértői bizottság szakvéleménye és a gyámhivatal határozata alapján különleges szükségletű gyermekek,
   bc) gyámhatósági határozattal átmeneti vagy tartós nevelésbe vett, a gyermekvédelmi szakértői bizottság szakvéleménye és a gyámhivatal határozata alapján a Gyvt. 53. § (2) bekezdés a) pontja szerinti különleges szükségletű gyermekek

   után, ha a gyermekek nevelőszülőnél, vagy hivatásos nevelőszülőnél kerültek elhelyezésre.

   A nevelőszülénél biztosított különleges ellátás támogatására való jogosultság megalapozásához a kora miatt különleges ellátást igénylő gyermek esetében a gyermekvédelmi szakértői bizottság szakvéleménye nem szükséges.

c) A nevelőszülőnél biztosított speciális ellátás esetén alkalmazandó korrekciós szorzóval számított támogatást a nevelőszülői hálózatot fenntartó veheti igénybe
   ca) az ideiglenes hatállyal elhelyezett nem magyar állampolgárságú, a gyermekvédelmi szakértői bizottság szakvéleménye és a gyámhivatal határozata alapján speciális szükségletű gyermekek,
   cb) gyámhatósági határozattal átmeneti vagy tartós nevelésbe vett, a gyermekvédelmi szakértői bizottság szakvéleménye és a gyámhivatal határozata alapján a Gyvt. 53. § (2) bekezdés b) pontja szerinti speciális szükségletű gyermekek

   után, ha a gyermekek nevelőszülőnél, vagy hivatásos nevelőszülőnél kerültek elhelyezésre.

d) A nevelőszülőnél biztosított utógondozói ellátás esetén alkalmazandó korrekciós szorzóval számított támogatást a nevelőszülői hálózatot fenntartó veheti igénybe – gyámhivatal határozata alapján – a Gyvt. 93. § (1) bekezdése b) vagy c) pontja szerinti ok miatt, a Gyvt. 53/A. §-a szerinti utógondozói ellátásban részesített, 18-25 éves korú fiatal felnőtt után, ha a fiatal felnőtt nevelőszülőnél, vagy hivatásos nevelőszülőnél került elhelyezésre.

e) A nevelőszülőnél biztosított utógondozói ellátás esetén alkalmazandó korrekciós szorzóval számított támogatást a nevelőszülői hálózatot fenntartó veheti igénybe – gyámhivatal határozata alapján – a Gyvt. 93. § (1) bekezdése a) pontja szerinti ok miatt, a Gyvt. 53/A. §-a szerinti utógondozói ellátásban részesített, 18-21 éves korú fiatal felnőtt után, ha a fiatal felnőtt nevelőszülőnél, vagy hivatásos nevelőszülőnél került elhelyezésre.

f) Az ellátottak számának meghatározása során a tervezéskor az intézményben ellátottak éves becsült gondozási napjainak számát 365-tel kell osztani, az elszámolásnál az ellátottak gondozási napokra vonatkozó nyilvántartása szerint összesített éves gondozási napok számát 365-tel kell osztani.

III. Kiegészítő szabályok

1. A nem állami szociális fenntartó a Kormány rendeletében meghatározott adatszolgáltatási rend szerint szolgáltat adatot a kincstár fenntartó székhelye szerint illetékes területi szerve részére.

2. Gondozási napként egy ellátott egy napi intézményi ellátását kell figyelembe venni, amely az intézménybe történő felvétel napjával kezdődik és annak végleges elhagyásával fejeződik be. A gondozási napok számításánál az ideiglenesen – egészségügyi vagy egyéb okból – távollévőket is figyelembe kell venni. Az intézményi jogviszony egy évi folyamatos távollét esetén megszűnik.

3. A támogatást az a nem állami szociális fenntartó veheti igénybe, amely
   a) az adott szociális szolgáltatásra, illetve gyermekjóléti, gyerekvédelmi szolgáltató tevékenységre jogerős működési engedéllyel rendelkeznek, továbbá az intézményt jogszabályokban meghatározott szakmai szabályoknak megfelelően tartja fenn és
   b) a Szoctv. 58/A. § (2), (2a) és (2e) bekezdése, illetve a Gyvt. 145. § (2)-(2c) bekezdése alapján új szociális, gyermekjóléti, gyermekvédelmi szolgáltatóra, intézményre, hálózatra, új ellátotti létszámra, illetve új férőhelyre – külön jogszabályban meghatározott kivételekkel –befogadást nyertek.

4. A támogatás igénybevételének feltétele az ellátottak adatainak – a Szoctv. 20/C. § (1)-(4) bekezdése, illetve a Gyvt. 139. § (2) és (3) bekezdése szerinti – nyilvántartásba vétele. A támogatás igénybevételére a nem állami szociális fenntartó attól az időponttól jogosult, amikor a nyilvántartásba vettek ellátását ténylegesen megkezdte.

5. A támogatás teljes összege abban az esetben jár, ha az intézmény a tárgyév egészében működési engedély alapján működik. Ha az intézmény nem egész évben működik, a támogatás a működés megkezdését követő hónap 1-jétől megszűnése hónapjának utolsó napjáig időarányosan jár. Ha a működési engedély a hónap első napjától érvényes, és a szolgáltatás, intézmény ezen időponttól jogszerűen működik, e hónapra a támogatás igénybe vehető.

6. Az intézményben a Szoctv. 92/K. § (5) bekezdés b) pontja alapján az ellátottak száma egyetlen napon sem haladhatja meg a működési engedélyben meghatározott férőhelyszám 105%-át, éves átlagban pedig a férőhelyszám 100%-át. A Gyvt. 100. § (5) bekezdése alapján az otthont nyújtó ellátás, utógondozói ellátás nevelőszülő, illetve gyermekotthon, utógondozó otthon által történő biztosítása esetén az ellátottak száma éves átlagban nem haladhatja meg a fenntartó által

működtetett – a működési engedélyben meghatározott – nevelőszülői, illetve gyermekotthoni összférőhelyszám 100%-át.

7. Átmeneti elhelyezést nyújtó intézménynek minősül a heti jelleggel, meghatározott időszakhoz kötődően folyamatosan működő, valamint határozott időtartamra elhelyezést biztosító intézmény, így különösen az időskorúak, fogyatékosok, pszichiátriai és szenvedélybetegek gondozóháza, otthonháza.

8. A 16-35 év közötti drog- és szenvedélybeteg személyeket ellátó intézmények (szenvedélybetegek otthona, rehabilitációs intézménye, rehabilitációs lakóotthona) esetében a támogatás az OEP finanszírozással együtt is igénybe vehető.

9. A gyermekvédelmi szakellátáshoz kapcsolódó támogatás igénybevételére a következő sajátos szabályok vonatkoznak:
   a) ha a gyermekvédelmi szakellátásban részesülő gyermek bölcsődei vagy családi napközi ellátásban vagy gyermek, fiatal felnőtt köznevelési szolgáltatásban részesül, akkor a bölcsődei vagy családi napközi ellátást vagy a köznevelési szolgáltatást biztosító intézmény fenntartója jogosult a feladathoz kapcsolódóan a 35. § szerinti támogatás igénybevételére,
   b) az otthont nyújtó ellátásban, utógondozói ellátásban részesülők gondozási napok szerinti nyilvántartását – elhelyezés-típusonként, ellátási szükségletekre bontva – jogszabályban meghatározott szerv vezeti az ellátást nyújtó intézmények adatszolgáltatása alapján,
   c) ha a bentlakásos intézmény köznevelési feladatot is ellát, a nem állami fenntartó az intézményen belül oktatott tanulók alapján a feladatokhoz kapcsolódóan igénybe veheti a 35. § szerinti köznevelési célú állami hozzájárulásokat és kiegészítő támogatásokat is.

Exhibit 2

POWER OF ATTORNEY

EXHIBIT 24.2
POWER OF ATTORNEY
DATED January 30, 2013

KNOW ALL MEN BY THESE PRESENTS that the undersigned Minister of National Economy, being the Minister Responsible for Public Finances of Hungary, by his execution hereof, does hereby constitute and appoint István Töröcskei, Chief Executive Officer of Government Debt Management Agency Private Company Limited by Shares of Hungary acting individually as his true and lawful attorney-in-fact and agent, for him and in his name, place and stead, to execute and deliver the amendments to Hungary's Annual Report on Form 18-K for the fiscal year ended December 31, 2011, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all the acts of said attorney-in-fact and agent which he may lawfully do or cause to be done by virtue thereof.

IN WITNESS WHEREOF, the undersigned has hereunto set his hand.

Date: January 30, 2013

By: ______________________
Name: György Matolcsy dr.
Title: Minister for National Economy


Nemzetgazdasági Minisztérium
Miniszter

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Hungary has duly caused this Amendment No. 1 to the Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Budapest, Hungary, on January 30, 2013.

HUNGARY



By: ______________________________

Name: István Törőcskei

Title: Chief Executive Officer of Government Debt Management Agency Pte Ltd. as attorney